AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 1997


                                                      REGISTRATION NO. 333-30307


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                           ---------------------------



                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------


                      LEXINGTON CORPORATE PROPERTIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

    MARYLAND                         6798                   13-3717318
------------------      ------------------------------    ------------------
(State or Other               (Primary Standard               (I.R.S.
Jurisdiction of                   Industrial                 Employer
Incorporation or             Classification Code           Identification
 Organization)                     Number)                    Number)


                              355 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                         TELEPHONE NUMBER (212) 692-7260
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                           ---------------------------


                                 T. WILSON EGLIN
                      PRESIDENT AND CHIEF OPERATING OFFICER
                      LEXINGTON CORPORATE PROPERTIES, INC.
                              355 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 692-7260
                (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent For Service)

                                   COPIES TO:


                              BARRY A. BROOKS, ESQ.
                              KNUTE J. SALHUS, ESQ.
                      PAUL, HASTINGS, JANOFSKY & WALKER LLP
                                 399 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4697
                                 (212) 318-6000



         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective and the merger of Corporate Realty Income Trust I with and into Lexington Corporate Properties, Inc. (the "Merger") has become effective.


                           ---------------------------

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                         CALCULATION OF REGISTRATION FEE


====================================================================================================================
                                                                PROPOSED            PROPOSED
                                                                 MAXIMUM            MAXIMUM
                                           AMOUNT TO BE         OFFERING           AGGREGATE          AMOUNT OF
            TITLE OF SHARES                 REGISTERED            PRICE             OFFERING         REGISTRATION
            TO BE REGISTERED                 (1), (3)         PER SHARE (2)        PRICE (2)           FEE (2)
--------------------------------------------------------------------------------------------------------------------
Common Stock, $.0001 Par                     1,496,959             $12.125        $18,150,628             $5,501
Value ..................................
====================================================================================================================



(1) Represents the estimated maximum number of shares of common stock that may be issued upon consummation of the Merger.



(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f). A fee of $6,210 was previously paid with the initial filing of the Registration Statement on June 30, 1997.



(3) This Registration Statement also relates to an indeterminate number of shares of common stock that may be issued based upon stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act of 1933, as amended.


                           ---------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                         CORPORATE REALTY INCOME TRUST I
                              388 GREENWICH STREET
                            NEW YORK, NEW YORK 10013


                                OCTOBER __, 1997



Dear Shareholder:

              A special meeting of shareholders of Corporate Realty Income Trust I ("CRIT") will be held on ___________________, 1997 (the "Meeting"). The purpose of the Meeting is to consider and vote on a proposed (i) merger (the "Merger") of CRIT with and into Lexington Corporate Properties, Inc. ("Lexington Properties" or the "Company") and (ii) amendment (the "Trust Amendment") to CRIT's First Amended and Restated Declaration of Trust to permit CRIT to merge with other entities subject to a required vote of CRIT's Board of Trustees and shareholders, as described in the attached Proxy Statement/Prospectus.

              The proposed Merger has been unanimously approved by CRIT's Board of Trustees, which believes the transaction to be in the best interest of CRIT and its shareholders and recommends a vote FOR its approval. The reasons for this belief are set forth in the accompanying Proxy Statement/Prospectus. The investment banking firm of McFarland Dewey & Co. has issued its opinion to CRIT, a copy of which is attached as Annex B to the Proxy Statement/Prospectus, that the consideration to be received by CRIT shareholders in the Merger is financially fair to the shareholders of CRIT.

              The proposed Merger is very important to you as a shareholder. In addition, the adoption of the Trust Amendment is necessary for the consummation of the Merger; however, even if the Merger proposal is not adopted by the shareholders, the Trust Amendment will give CRIT the flexibility to engage in certain business transactions in the future. Therefore, whether or not you plan to attend the Meeting, I urge you to give your immediate attention to the proposals contained in the Proxy Statement/Prospectus. Please review the enclosed materials, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope.


                                                         Very truly yours,


                                                         James C. Cowles
                                                         Chairman

                         CORPORATE REALTY INCOME TRUST I

                        NOTICE OF MEETING OF SHAREHOLDERS


A special meeting of shareholders (the "Meeting") of Corporate Realty Income Trust I ("CRIT") will be held on [ ], 1997 at 11:00 am, local time, at CRIT's offices at 388 Greenwich Street, New York, New York, 33rd floor, for the following purposes:


1. To consider and act on a proposal to approve the merger (the "Merger") of CRIT with and into Lexington Corporate Properties, Inc. ("Lexington Properties") as set forth in the Agreement and Plan of Merger, dated as of May 29, 1997, as amended, between Lexington and CRIT (the "Merger Agreement"). Pursuant to the Merger Agreement, each share of beneficial interest, par value $0.10 per share, of CRIT (each, a "CRIT Share") issued and outstanding immediately prior to the effective time of the Merger shall be converted into a number of shares of Lexington Common Stock, par value $0.0001 per share (the "Lexington Common Stock"), based upon a calculated value per CRIT Share of approximately $17.96. For purposes of calculating the ratio at which the CRIT Shares will be converted into shares of Lexington Common Stock in the Merger, the value of Lexington Common Stock will be based on the average of the closing sales prices of Lexington Common Stock on the New York Stock Exchange, Inc. on the 20 consecutive trading days ending on the fifth business day immediately preceding the Meeting (the "Lexington Common Stock Price"); however, the Lexington Common Stock Price will be deemed to equal (i) $14.125 if the average price of the Lexington Common Stock calculated above is greater than $14.125 or (ii) $12.125 if the average price of the Lexington Common Stock is less than $12.125. Based upon the foregoing conversion formula, each CRIT Share may be converted into a maximum of 1.481 shares of Lexington Common Stock assuming that the Lexington Common Stock Price is $12.125 (or 1,496,959 shares of Lexington Common Stock, in the aggregate, representing approximately 11.81% of the aggregate number of outstanding shares of Lexington Common Stock) or a minimum of 1.271 shares of Lexington Common Stock assuming a Lexington Common Stock Price of $14.125 (or 1,284,956 shares of Lexington Common Stock, in the aggregate, representing approximately 10.11% of the aggregate number of outstanding shares of Lexington Common Stock). As a result of the Merger, Lexington Properties will succeed to the operations and assets of CRIT, the separate existence of CRIT will cease and the former holders of the CRIT Shares will become shareholders of Lexington Properties.


A copy of the Merger Agreement is attached as Annex A to the Proxy Statement/Prospectus accompanying this Notice.

2. To consider and act on a proposal to amend the First Amended and Restated Declaration of Trust to permit CRIT to merge into or consolidate with other entities with the approval of a majority of the Trustees and the affirmative vote of the holders of a majority of the outstanding CRIT Shares entitled to vote thereon.

3. To transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

CRIT's shareholders are not entitled to dissenters' rights of appraisal in connection with the Merger.

The Board of Trustees has fixed the close of business on [           ], 1997 as
the record date for CRIT Shares entitled to vote at the Meeting.

A Proxy Statement/Prospectus and a form of proxy are enclosed with this Notice.

You are requested, if you cannot be present at the Meeting, to complete, sign and return the proxy in the enclosed business reply envelope promptly.


                                          BY ORDER OF THE BOARD OF TRUSTEES



                                          Mark R. Patterson
                                          Secretary


________________ ___, 1997


IMPORTANT: PLEASE FILL IN, DATE, SIGN AND MAIL PROMPTLY THE ENCLOSED PROXY IN THE POSTAGE-PAID ENVELOPE PROVIDED TO ENSURE THAT YOUR CRIT SHARES ARE REPRESENTED AT THE MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO EVEN THOUGH YOU HAVE PREVIOUSLY SENT IN YOUR PROXY.

                                1,496,959 SHARES
                      LEXINGTON CORPORATE PROPERTIES, INC.
                                  COMMON STOCK
                      ------------------------------------



                                 PROXY STATEMENT
                         CORPORATE REALTY INCOME TRUST I
                             MEETING OF SHAREHOLDERS
                              TO BE HELD [ ,] 1997
                      ------------------------------------


                      This Proxy Statement and Prospectus (the "Proxy Statement/Prospectus") is being furnished in connection with the solicitation of proxies by the Board of Trustees of Corporate Realty Income Trust I, a Massachusetts business trust ("CRIT"), from holders of outstanding shares of beneficial interest, par value $0.10 per share, of CRIT (the "CRIT Shares") for use at the special meeting of shareholders of CRIT to be held at ____________, at 11:00 a.m. (local time) on _____________, 1997, and at any adjournment or postponement thereof (the "Meeting").

                      At the Meeting, the shareholders of CRIT will be asked to consider and act upon a proposal to (1) approve an Agreement and Plan of Merger, dated as of May 29, 1997, as amended (the "Merger Agreement"), between CRIT and Lexington Corporate Properties, Inc., a Maryland corporation ("Lexington" or the "Company") and transactions contemplated thereby (the "Merger Proposal"); and
(2) to amend CRIT's First Amended and Restated Declaration of Trust (the "Declaration of Trust") to permit CRIT to merge into and consolidate with another entity upon receipt of approvals from the CRIT Board of Trustees and shareholders (the "Trust Amendment Proposal"). A copy of the Merger Agreement is attached hereto as Annex A. Pursuant to the Merger Agreement, CRIT will merge with and into the Company, with the Company as the surviving corporation (the "Merger"). The consent of the holders of a majority of CRIT's outstanding shares is a condition to the consummation of the Merger.


                      This Proxy Statement/Prospectus also serves as a Prospectus of the Company with respect to the Company's common stock, par value $0.0001 ("Lexington Common Stock"), to be issued in the Merger in exchange for the CRIT Shares. On October 24, 1997, the last reported sales price of the Lexington Common Stock on the New York Stock Exchange (the "NYSE") was $16.00.



                      Under the terms of the Merger Agreement, each CRIT Share issued and outstanding immediately prior to the effective time of the Merger will be converted into shares of Lexington Common Stock based upon a value per CRIT Share of approximately $17.96 (the "Stock Consideration"). For purposes of calculating the ratio at which the CRIT Shares will be converted into Lexington Common Stock in the Merger, the value of the Lexington Common Stock will be based on the average of the closing sale prices of Lexington Common Stock on the NYSE during the 20 consecutive trading days ending on the fifth business day immediately preceding the Meeting; provided, however, that in the event the Lexington Common Stock Price is (i) greater than $14.125, then, for purposes of determining the Stock Consideration, the Lexington Common Stock Price will be deemed to be $14.125, and (ii) in the event the Lexington Common Stock Price is less than $12.125, then, for purposes of determining the stock consideration, the Lexington Common Stock Price shall be deemed to be $12.125. Each CRIT Share may be converted into a maximum of 1.481 shares of Lexington Common Stock assuming that the Lexington Common Stock Price is $12.125 (or 1,496,959 shares of Lexington Common Stock, in the aggregate, constituting 11.81% of the outstanding shares of Lexington Common Stock) or a minimum of 1.271 shares of Lexington Common Stock assuming a Lexington Common Stock Price of $14.125 (or 1,284,956 shares of Lexington Common Stock, in the aggregate, constituting 10.11% of the outstanding shares of Lexington Common Stock). As a result of the Merger, the Company will succeed to the operations and assets of CRIT, the separate existence of CRIT will cease and the former holders of the CRIT Shares will become shareholders of the Company.



                      This Proxy Statement/Prospectus and the form of proxy are first being mailed to shareholders of CRIT on or about October __ 1997.



                      For a description of risk factors relating to the Merger and the related transactions described in this prospectus, see "Risk Factors" on page 14.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                      ------------------------------------


        The date of this Proxy Statement/Prospectus is October __, 1997.

                          T A B L E O F C O N T E N T S

                                                                                                 PAGE
                                                                                                 ----
AVAILABLE INFORMATION ......................................................................      3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ............................................      3

PROXY STATEMENT/PROSPECTUS SUMMARY .........................................................      5
                        Parties to the Merger ..............................................      5
                        Date, Time and Place of Meeting ....................................      5
                        Shareholders Entitled to Vote ......................................      5
                        Purpose of the Meeting .............................................      6
                        Vote Required ......................................................      6
                        Effect of the Merger ...............................................      6
                        Trust Amendment Proposal ...........................................      6
                        Recommendation of the CRIT Board of Trustees .......................      6
                        Opinion of Financial Advisor to CRIT ...............................      6
                        Interests of Certain Persons in the Merger .........................      6
                        Effective Time of the Merger .......................................      7
                        Management After the Merger ........................................      7
                        Conditions to the Merger ...........................................      7
                        Termination ........................................................      7
                        Surrender of Certificates ..........................................      7
                        No Appraisal Rights ................................................      7
                        Material Federal Income Tax Consequences ...........................      7
                        Accounting Treatment ...............................................      8
                        Comparison of Shareholder Rights ...................................      8
                        Resales of Lexington Common Stock Issued in the Pending Transaction;
                           Affiliates ......................................................      8

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL DATA OF THE COMPANY .................................................      9

CRIT HISTORICAL FINANCIAL DATA .............................................................     11

COMPARATIVE PER SHARE DATA .................................................................     12

PRICE RANGE OF THE COMPANY'S COMMON STOCK AND DISTRIBUTION HISTORY .........................     13

MARKET FOR CRIT SHARES AND RELATED SHAREHOLDER MATTERS .....................................     14

RISK FACTORS ...............................................................................     15

THE MEETING ................................................................................     20
                        General ............................................................     20
                        Matters To Be Considered at the Meeting ............................     20
                        Voting at the Meeting; Record Date .................................     20
                        Proxies ............................................................     21

THE MERGER .................................................................................     22
                        Background of the Merger ...........................................     22
                        Reasons for the Merger; Recommendation of the CRIT Board of Trustees     23
                        Opinion of Financial Advisor to CRIT ...............................     26
                        Accounting Treatment ...............................................     30
                        No Appraisal Rights ................................................     31
                        Interests of Certain Persons in the Merger .........................     31

                                                                                                    Page
                                                                                                    ----
THE MERGER AGREEMENT (PROPOSAL 1) ..............................................................     31
                        The Merger .............................................................     31
                        Conversion of Securities ...............................................     32
                        Representations and Warranties .........................................     33
                        Certain Covenants and Agreements .......................................     33
                        No Solicitation ........................................................     34
                        Indemnification ........................................................     34
                        Conditions .............................................................     34
                        Termination; Termination Fees and Expenses .............................     35
                        Amendment and Waiver ...................................................     37

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES .........................................     37

TRUST AMENDMENT (PROPOSAL 2) ...................................................................     46

INFORMATION REGARDING LEXINGTON PROPERTIES .....................................................     47
                        The Company ............................................................     47
                        The Net Lease Real Estate Business .....................................     48
                        Business Objectives ....................................................     48
                        Internal Growth; Effectively Managing Assets ...........................     48
                        Tenant Relations and Lease Compliance ..................................     48
                        Extending Lease Maturities .............................................     48
                        Revenue Enhancing Property Expansion ...................................     48
                        Property Sales and Redeployment of Assets ..............................     49
                        Acquisition Strategies .................................................     49
                        Operating Partnership Structure ........................................     49
                        Acquisitions of Portfolio and Individual Net Lease Properties ..........     49
                        Sale/Leaseback Transactions ............................................     49
                        Build-To-Suit Properties ...............................................     49
                        Acquisitions from Affiliated Net Lease Partnerships ....................     50
                        Refinancing Existing Indebtedness and Increasing Access to Capital .....     50
                        Completed Acquisitions .................................................     50
                        Recent Activities ......................................................     53
                        Recent Acquisitions ....................................................     53
                        FirstPlus Financial Group, Inc.; Dallas, TX ............................     53
                        Lockheed Martin Corporation; Marlborough, MA ...........................     53
                        Bull HN Information Systems, Inc.; Phoenix, AZ .........................     53
                        Cymer, Inc.; Rancho Bernardo, California ...............................     53
                        Exel Logistics, Inc.; Pennsylvania .....................................     53
                        Johnson Controls, Inc.; Alabama ........................................     53
                        Recent Disposition .....................................................     54
                        Stratus Computer, Inc.; Marlborough, MA ................................     54
                        Pending Acquisition ....................................................     54
                        Ryder Integrated Logistics; Waterloo, IA ...............................     54
                        Financing Activities ...................................................     54
                        Public Offering of Lexington Common Stock ..............................     54
                        Salt Lake City Refinancing .............................................     54
                        Partnership Merger .....................................................     54
                        Sale of Exchangeable Notes .............................................     54
                        Credit Facility ........................................................     55
                        Sale of Convertible Preferred Stock ....................................     55
                        Potential Acquisitions from Affiliates .................................     55
                        Ross Stores Litigation .................................................     56
                        Reorganization Of The Company As A Maryland Real Estate Investment
                          Trust.................................................................     56
                        Organizational Structure ...............................................     58
                        Distributions Of OP Units ..............................................     59

                                                                                                    Page
                                                                                                    ----
                        Properties ............................................................      60
                        Indebtedness of the Company ...........................................      68
                        Salt Lake City Refinancing ............................................      68
                        Sale of Exchangeable Notes ............................................      68
                        Credit Facility .......................................................      68
                        Remic Financing .......................................................      68
                        Subordinated Notes ....................................................      69
                        Mortgage Indebtedness .................................................      69
                        Legal Proceedings .....................................................      71
                        Capitalization ........................................................      72
                        Selected Historical and Unaudited Pro Forma Consolidated Financial Data      73
                        Management's Discussion and Analysis
                          of Financial Condition and Results of Operations ....................      76
                        Unaudited Pro Forma Consolidated Financial Data .......................      81
                        Unaudited Pro Forma Consolidated Statement of Income ..................      81
                        Notes to the Unaudited Pro Forma Consolidated Statements of Income ....      82
                        Unaudited Pro Forma Consolidated Condensed Financial Statements .......      84
                        Notes to the Unaudited Pro Forma Consolidated
                          Condensed Financial Statements ......................................      85

INFORMATION REGARDING CRIT ....................................................................      88
                        Business ..............................................................      88
                        Investment Policy .....................................................      88
                        Properties ............................................................      89
                        The Circuit City Property .............................................      89
                        The Allegiance Property (formerly the "Baxter Property") ..............      90
                        The Dana Property .....................................................      92
                        Legal Proceedings .....................................................      92
                        Selected Financial Data ...............................................      93
                        Management's Discussion and Analysis of Financial Condition
                          and Results of Operations ...........................................      93
                        Liquidity and Capital Resources .......................................      93
                        Results of Operations .................................................      94
                        Year Ended December 31, 1996 versus Year Ended December 31, 1995 ......      94
                        Year Ended December 31, 1995 versus Year Ended December 31, 1994 ......      94
                        Beneficial Ownership of Common Shares .................................      95

MANAGEMENT OF THE COMPANY .....................................................................      96
                        Compensation of Executive Officers ....................................      98
                        Summary of Cash and Certain Other Compensation ........................      98
                        Compensation of Directors .............................................      99
                        Management After the Merger ...........................................      99
                        Principal Security Holders ............................................      99
                        Stock Ownership of Directors and Executive Officers ...................      99

COMPARISON OF SHAREHOLDER RIGHTS ..............................................................     101
                        Board of Trustees .....................................................     101
                        Issuance of Capital Stock .............................................     102
                        Distributions to Shareholders .........................................     102
                        Shareholder Meetings ..................................................     102
                        Shareholder Approval of Certain Actions ...............................     102
                        Restrictions on Corporate Activities ..................................     103
                        Interested Party Transactions .........................................     104
                        Ownership Limit .......................................................     105
                        Maintaining REIT Status ...............................................     105
                        Indemnification .......................................................     105
                        Nominations of Directors by Shareholders ..............................     106

                                                                                            Page
                                                                                            ----
DESCRIPTION OF LEXINGTON CAPITAL STOCK ................................................     106
                        Description of Preferred Stock ................................     106
                        Description of Common Stock ...................................     106
                        General .......................................................     106
                        Terms .........................................................     106
                        Restrictions on Ownership .....................................     107
                        Transfer Agent ................................................     107
                        Restrictions on Transfers of Capital Stock
                          and Anti-takeover Provisions ................................     107
LEGAL MATTERS .........................................................................     110
EXPERTS ...............................................................................     110

                                                                                                   Page
                                                                                                   ----
THE MERGER.......................................................................................    1
                           1.1      The Merger...................................................    1
                           1.2      The Closing..................................................    1
                           1.3      Effective Time...............................................    1

ARTICLES OF INCORPORATION AND BY-LAWS OF THE SURVIVING CORPORATION...............................    2
DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION..............................................    2

EXCHANGE OF STOCK, ASSUMPTION OF MORTGAGE AND OTHER CONSIDERATION................................    2
                           4.1      Conversion and Redemption of Stock...........................    2
                           4.2      Exchange of Certificates Representing Trust Shares...........    3
                           4.3      Return of Exchange Fund......................................    4
                           4.4      Cash Payment; Continuance of Mortgages.......................    4

REPRESENTATIONS AND WARRANTIES OF THE TRUST......................................................    5
                           5.1      Existence; Good Standing; Authority; Compliance With Law.....    5
                           5.2      Authorization, Validity and Effect of Agreements.............    5
                           5.3      Capitalization...............................................    5
                           5.4      Subsidiaries and Other Interests.............................    6
                           5.5      No Violation.................................................    6
                           5.6      SEC Documents................................................    6
                           5.7      Litigation...................................................    6
                           5.8      Absence of Certain Changes...................................    6
                           5.9      Absence of Undisclosed Liabilities...........................    7
                           5.10     Registration Statement and Proxy Information.................    7
                           5.11     Taxes........................................................    7
                           5.12     Books and Records............................................    8
                           5.13     Properties...................................................    8
                           5.14     Environmental Matters........................................    9
                           5.15     No Fees......................................................    9
                           5.16     Opinion of Financial Advisor.................................    9
                           5.17     Contracts and Commitments....................................    9
                           5.18     Leases.......................................................   10
                           5.19     Affiliated Transactions......................................   10
                           5.20     Employees....................................................   10
                           5.21     Definition of the Trust's Knowledge..........................   10

REPRESENTATIONS AND WARRANTIES OF LEXINGTON......................................................   10
                           6.1      Existence; Good Standing; Authority; Compliance With Law.....   10
                           6.2      Authorization, Validity and Effect of Agreements.............   11
                           6.3      Capitalization...............................................   11
                           6.4      Registration Statement and Proxy Information.................   11
                           6.5      Other Interest...............................................   11
                           6.6      No Violation.................................................   12
                           6.7      SEC Documents................................................   12
                           6.8      Litigation...................................................   12
                           6.9      Absence of Certain Changes...................................   12
                           6.10     Taxes........................................................   13
                           6.11     Environmental Matters........................................   13
                           6.12     No Fees......................................................   14
                           6.13     Beneficial Share Ownership...................................   14
                           6.14     Contracts and Commitments....................................   14
                           6.15     Lexington Common Stock.......................................   14
                           6.16     Convertible Securities.......................................   14
                           6.17     Definition of Lexington's Knowledge..........................   14

                                                                                                     Page
                                                                                                     ----
COVENANTS........................................................................................    15
                           7.1      Acquisition Proposals........................................    15
                           7.2      Conduct of Businesses........................................    15
                           7.3      Meeting of Stockholders......................................    17
                           7.4      Filings; Other Action........................................    17
                           7.5      Inspection of Records........................................    18
                           7.6      Publicity....................................................    18
                           7.7      Registration Statement.......................................    18
                           7.8      Listing Application..........................................    18
                           7.9      Further action...............................................    18
                           7.10     Affiliates of the Trust......................................    19
                           7.11     Expenses.....................................................    19
                           7.12     Indemnification and Insurance................................    19
                           7.13     Reorganization...............................................    20
                           7.14     Payment of Advisory Fees and Transaction Expenses............    20
                           7.15     REIT Status..................................................    20

CONDITIONS PRECEDENT.............................................................................    21
                           8.1      Conditions to Each Party's Obligation to Effect the Merger...    21
                           8.2      Conditions to Obligations of the Trust to Effect the Merger..    21
                           8.3      Conditions to Obligation of Lexington to Effect the Merger...    22

TERMINATION......................................................................................    22
                           9.1      Termination..................................................    22
                           9.2      Effect of Termination........................................    24
                           9.3      Fees and Expenses............................................    24
                           9.4      Extension; Waiver............................................    24

GENERAL PROVISIONS...............................................................................    25
                           10.1     Nonsurvival of Representations, Warranties and Agreements....    25
                           10.2     Notices......................................................    25
                           10.3     Assignment; Binding Effect; Benefit..........................    25
                           10.4     Entire Agreement.............................................    26
                           10.5     Confidentiality..............................................    26
                           10.6     Amendment....................................................    26
                           10.7     Governing Law................................................    26
                           10.8     Counterparts.................................................    26
                           10.9     Headings.....................................................    26
                           10.10    Waivers......................................................    26
                           10.11    Incorporation................................................    26
                           10.12    Severability.................................................    26
                           10.13    Interpretation and Certain Definitions.......................    26
                           10.14    Schedules....................................................    27
                           10.15    Limitation of Liability......................................    27


                              AVAILABLE INFORMATION


                      The Company has filed a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended ("Securities Act"), with the Securities and Exchange Commission (the "Commission") covering the shares of Lexington Common Stock to be issued in connection with the Merger. This Proxy Statement/Prospectus also constitutes the proxy statement of CRIT for the Meeting. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information pertaining to the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof.

                      The Company and CRIT are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company and CRIT can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at its Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Website that contains reports, proxy and information statements and other information filed electronically by the Company and CRIT, and can be found at http:\\www.sec.gov. The Lexington Common Stock is listed on the NYSE and reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                      All information contained in this Proxy
Statement/Prospectus with respect to the Company has been supplied by the Company, and all information with respect to CRIT has been supplied by CRIT.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                      The following documents or information have been filed by the Company with the Commission and are incorporated herein by reference:


                      1. The Company's Quarterly Reports on Forms 10-Q (Commission File No. 1-12386) for the quarter ended June 30, 1997, filed on August 14, 1997; and for the quarter ended March 31, 1997, filed on May 15, 1997 as amended by Forms 10-Q/A filed on June 12, 1997 and October __, 1997.



                      2. The Company's Annual Report on Form 10-K (Commission File No. 1-12386) for the year ended December 31, 1996, filed on March 31, 1997, as amended by Form 10-K/A filed on October __, 1997.



                      3. The Company's Current Reports on Forms 8-K filed on January 15, 1997, February 6, 1997, February 10, 1997, April 25, 1997, June 2, 1997,
                               June 20, 1997 and September 19, 1997, as amended by Forms 8-K/A filed on March 14, 1997, June 17, 1997, August 4, 1997 and October __, 1997
                               (Commission File No. 1-12386).


                      4. The Company's 1997 Proxy Statement on Schedule 14-A, filed on May 6, 1997 (Commission File No. 1-12386).

                      5. The description of the Company's capital stock contained in the Company's Registration Statement on Form 8-B under the Exchange Act, filed on August 10, 1994 (Commission File No. 1-12386), including any amendment or report filed for the purpose of updating that description.

                      The following documents or information have been filed by CRIT with the Commission and are incorporated herein by reference:

                      1. CRIT's Annual Report on Form 10-K (Commission File No. 0-25570) for the year ended December
                               31, 1996, filed on March 31, 1997 and Form 10-K/A filed on September 18, 1997.


                      2. CRIT's Quarterly Reports on Forms 10-Q (Commission File No. 0-25570) for the quarter ended March 31, 1997, filed on May 15, 1997; and for the quarter ended June 30, 1997, filed on August 19, 1997, AS AMENDED BY Form 10- Q/A filed on August 19, 1997.



                      3. CRIT's Current Report on Form 8-K (Commission File No. 0-25570), filed on June 2, 1997.


                      All documents subsequently filed by the Company and CRIT with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Meeting will be deemed incorporated by reference into this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                      NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, OR INCORPORATED IN IT BY REFERENCE, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS.

                      THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE THEREIN) UPON WRITTEN OR ORAL REQUEST FROM (1) LEXINGTON CORPORATE PROPERTIES, INC., 355 LEXINGTON AVENUE, NEW YORK, NEW YORK 10017 (TELEPHONE NO. (212) 692-7260), ATTENTION: T. WILSON EGLIN, PRESIDENT AND CHIEF OPERATING OFFICER, OR (2) CORPORATE REALTY INCOME TRUST I, 388 GREENWICH STREET, NEW YORK, NEW YORK (TELEPHONE NO. (212) 816-8237),
ATTENTION: JAMES C. COWLES.

                       PROXY STATEMENT/PROSPECTUS SUMMARY



Shareholders are urged to read carefully this entire Proxy Statement/Prospectus and the documents incorporated herein by reference. The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and related Notes thereto included elsewhere in this Proxy Statement/Prospectus, or otherwise incorporated herein or therein by reference. A copy of the Merger Agreement is set forth in Annex A to this Proxy Statement/Prospectus and reference is made thereto for a complete description of the terms of the Merger. All references to the "Company" refer to Lexington Corporate Properties, Inc. and those entities owned or controlled, directly or indirectly, by Lexington Corporate Properties, Inc. Unless the context otherwise requires, the pro forma financial and certain other information presented in this Proxy Statement/Prospectus, including the Annexes hereto, give effect to the Pro Forma Adjustments (as defined herein, see "--Summary Historical and Unaudited Pro Forma Consolidated Financial Data").


PARTIES TO THE MERGER


                      The Company. Lexington Corporate Properties, Inc. is a self-managed and self-administered real estate investment trust ("REIT") that acquires, owns and manages a geographically diversified portfolio of net leased office, industrial and retail properties. As of the date of this Proxy Statement/Prospectus, the Company owns controlling interests in 45 properties (the "Properties," and each a "Property") and minority interests in two additional properties. The Properties, all of which are 100% net leased, are located in 23 states, have approximately 6.6 million net rentable square feet and, under the terms of their applicable leases, currently generate approximately $46.5 million in annual base rent. As of October 1, 1997, the Company's leases had a weighted average remaining term of approximately 9.07 years (excluding renewal options). The Company's tenants, a majority of which (based on annual rental revenue) have debt ratings of investment grade and many of which are nationally recognized, include Bank One, Arizona, N.A., Circuit City Stores, Inc., FirstPlus Financial Group, Inc., Lockheed Martin Corporation, The Hartford Fire Insurance Company, Honeywell, Inc., Northwest Pipeline Corporation, and Wal-Mart Stores, Inc. The Company currently generates approximately 48%, 30% and 22% of its annual rental revenues from office, industrial and retail properties, respectively. Substantially all of the Company's leases are "Net Leases," under which the tenant is responsible for all costs of real estate taxes, insurance, ordinary maintenance and structural repairs.


                      The Company's principal executive offices are located at 355 Lexington Avenue, New York, New York 10017, and its telephone number is
(212) 692-7260.

                      CRIT. CRIT was formed as a Massachusetts business trust under the laws of Massachusetts on June 27, 1989 and qualified as a REIT in 1990. CRIT was formed to invest in triple net leased income producing commercial and industrial real estate properties throughout the United States. CRIT owns and operates directly three properties located in Alabama, Tennessee and Virginia. Corporate Realty Advisors, Inc. (the "Advisor") acts as advisor to CRIT pursuant to an Advisory Services Agreement (the "Advisory Agreement").

                      CRIT's principal executive offices are located at 388 Greenwich Street, New York, New York 10013, and its telephone number is (212) 816-8237.

DATE, TIME AND PLACE OF MEETING. The Meeting will be held at 11:00 a.m., local time, on _____________, 1997, at CRIT's offices at 388 Greenwich Street, New York, New York, 33rd Floor, for the purposes described below under "Purpose of Meeting".

SHAREHOLDERS ENTITLED TO VOTE. Only holders of record of CRIT Shares at the close of business on _____________, 1997 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. As of the Record Date, there were 1,010,776 CRIT Shares outstanding. As of the Record Date, the Advisor owned 10,000 CRIT Shares, and none of the CRIT Board members or officers of CRIT beneficially owned any CRIT Shares.

PURPOSE OF THE MEETING. The purpose of the Meeting is to consider and vote upon
(i) the Merger Proposal, (ii) the Trust Amendment Proposal and (iii) such other matters as may properly be brought before the Meeting, or any postponements or adjournments thereof.

VOTE REQUIRED. The approval of the Trust Amendment Proposal by CRIT shareholders will require the affirmative vote of the holders of a majority of the outstanding CRIT Shares entitled to vote thereon. Pursuant to such amendment, if approved, the affirmative vote of the holders of a majority of the outstanding CRIT Shares entitled to vote thereon will be required for the approval of the Merger Proposal. Each CRIT Share is entitled to one vote. Shareholders do not have cumulative voting rights. Votes cast in person or by proxy at the Meeting will be tabulated by the inspector of election for the Meeting.

EFFECT OF THE MERGER. The CRIT Board of Trustees (the "CRIT Board") has unanimously approved the Merger and the Merger Agreement, a copy of which is attached hereto as Annex A. Pursuant to the Merger Agreement, upon fulfillment (or waiver) of the conditions set forth therein, at the Effective Time (i) CRIT will be merged with and into the Company, with the Company being the surviving corporation in the Merger, and (ii) each issued and outstanding CRIT Share will be converted into a number of shares of Lexington Common Stock equal to the Stock Consideration, subject to adjustment pursuant to the Merger Agreement. See "The Merger Agreement -- Conversion of Securities."

              No fractional shares of Lexington Common Stock will be issued in connection with the Merger. In lieu thereof, a holder of a CRIT Share otherwise entitled to a fractional share of Lexington Common Stock will be given a check representing an amount in cash (without interest) rounded to the nearest cent determined by multiplying (i) the Lexington Common Stock Price, by (ii) the fraction of a share of Lexington Common Stock which such holder would otherwise be entitled.


              Based upon the number of CRIT Shares and shares of Lexington Common Stock outstanding as of the date hereof and assuming a Lexington Common Stock Price of $14.125 per share, upon consummation of the Merger the former CRIT shareholders will be issued approximately 1,284,956 shares of Lexington Common Stock, representing approximately 7.54% of the aggregate number of outstanding Lexington Common Stock, on a fully diluted basis, as of the date hereof.


TRUST AMENDMENT PROPOSAL. CRIT shareholders will also be asked to consider and vote on an amendment to the Declaration of Trust that will allow CRIT to merge into or consolidate with any other corporation, association, partnership, trust, limited liability company or other organization with the approval of a majority of the CRIT Board and the affirmative vote of the holders of a majority of the outstanding CRIT Shares entitled to vote thereon. CRIT's Declaration of Trust currently lacks such authority; the passage of this amendment, therefore, is necessary for the proposed Merger to be consummated. See "Amendment to Declaration of Trust."

RECOMMENDATION OF THE CRIT BOARD OF TRUSTEES. The terms of the Merger and the Merger Agreement were arrived at as the result of arm's length negotiations between representatives of the Company and CRIT. The CRIT Board has approved the Merger and the transactions contemplated by the Merger Agreement by unanimous vote, believes the Merger is advisable and in the best interests of CRIT and its shareholders and recommends its adoption and approval by CRIT shareholders. The decision of the CRIT Board to approve the Merger Agreement and the Merger and to recommend the approval thereof to the shareholders of CRIT was based on a number of considerations, including the fairness, from a financial point of view, of the Stock Consideration. See "The Merger -- Reasons for the Merger; Recommendations of the CRIT Board of Trustees."

OPINION OF FINANCIAL ADVISOR TO CRIT. McFarland Dewey & Co. delivered a written opinion on May 29, 1997 to the CRIT Board to the effect that the terms of the Merger are fair from a financial point of view to the holders of CRIT Shares. A copy of the opinion of the financial advisor is attached as Annex B to this Proxy Statement/Prospectus. See "The Merger -- Opinion of Financial Advisor to CRIT."

INTERESTS OF CERTAIN PERSONS IN THE MERGER. Certain members of CRIT management and the CRIT Board may be deemed to have interests in the Merger. These interests include provisions in the Merger Agreement providing indemnification rights to such officers, trustees and other parties under certain conditions. As of the Record Date, the Advisor owned 10,000 CRIT Shares. James C. Cowles is Trustee, Chairman, President and Treasurer of CRIT and is Chairman and President of the Advisor. Pursuant to the Advisory Agreement with CRIT, the Advisor is entitled to receive a termination fee of approximately $850,000 in connection with the consummation of the Merger. However, the Advisor has determined unconditionally to waive approximately $789,000 of such fee, with the remaining $61,000 to be payable by CRIT at the Effective Time. The Advisor agreed to waive such amount to increase the consideration payable to CRIT shareholders in connection with the Merger. The amount of the fee will effectively reimburse the Advisor for an identical amount paid during 1997 by the Advisor to Antony E. Monk, a former trustee and officer of CRIT and the former president of the Advisor who resigned from those positions in 1992, in connection with the termination of a Management and Consulting Services Agreement among the Advisor, Smith Barney, Harris, Upham & Co., Monk and Hadley Page Ellis, Inc. ("Hadley"), a corporation whose sole shareholder is Mr. Monk, pursuant to which Hadley provided advice with respect to the selection, financing, refinancing, leasing and disposition of properties. In addition, Hadley will receive a $250,000 finder's fee from the Company upon consummation of the Merger.


EFFECTIVE TIME OF THE MERGER. In accordance with the Maryland General Corporation Law (the "MGCL"), the Merger will become effective upon the acceptance for recording of the Articles of Merger by the State Department of Assessments and Taxation of Maryland. It is anticipated that the Merger will become effective as promptly as practicable after the requisite approval of the CRIT shareholders has been obtained and all other conditions to the Merger have been satisfied or waived (the "Effective Time"). It is anticipated that, assuming all conditions are met, the Merger will occur on or about [___________].


MANAGEMENT AFTER THE MERGER. After the Effective Time, CRIT will merge with and into the Company and the current management of the Company will remain unchanged.

CONDITIONS TO THE MERGER. The obligation of the Company and CRIT to consummate the Merger is subject to the satisfaction of certain conditions, including, but not limited to, CRIT obtaining requisite shareholder approval of the Merger Proposal and Trust Amendment Proposal, the continuing accuracy of the representations and warranties made in the Merger Agreement on and as of the Effective Time, and the receipt of certain legal opinions with respect to tax matters. The consummation of the Merger is not subject to any federal or state regulatory requirements. The Merger is not subject to receipt of shareholder approval by the Company. See "The Merger Agreement -- Conditions."

TERMINATION. The Merger Agreement is subject to termination at any time prior to the Effective Time under certain circumstances, including, but not limited to, mutual written consent of the Company and CRIT, failure to achieve requisite votes for approval by the CRIT shareholders, and at the option of either the Company or CRIT if the Merger is not consummated on or before November 30, 1997. See "The Merger Agreement --Termination."

SURRENDER OF CERTIFICATES. After the Effective Time, CRIT will mail a letter of transmittal with instructions to all holders of record of CRIT Shares immediately prior to the Merger for use in surrendering their stock certificates in exchange for certificates representing shares of Lexington Common Stock and a cash payment in lieu of fractional shares, if any. See "The Merger Agreement -- Conversion of Securities."

NO APPRAISAL RIGHTS. CRIT shareholders are not entitled to dissenters' rights of appraisal under CRIT's Declaration of Trust or under the laws of the Commonwealth of Massachusetts in connection with the Merger. See "Merger -- No Appraisal Rights."

MATERIAL FEDERAL INCOME TAX CONSEQUENCES. Conditions precedent to the Merger include, among other things, the receipt by each of CRIT and the Company of an opinion of counsel to the effect that the Merger will be treated for United States federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. See "The Merger -- Material United States Federal Income Tax Consequences." BECAUSE CERTAIN TAX CONSEQUENCES MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER, IT IS RECOMMENDED THAT SHAREHOLDERS CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

ACCOUNTING TREATMENT. The Merger will be treated as a purchase in accordance with Accounting Principles Board Opinion No. 16.

COMPARISON OF SHAREHOLDER RIGHTS. The rights of CRIT shareholders are currently determined by the Declaration of Trust. At the Effective Time, CRIT shareholders will become shareholders of the Company, and their rights as shareholders of the Company will be determined by the Articles of Incorporation and By-Laws of the Company, as amended, and Maryland law, the jurisdiction in which the Company is incorporated. See "Comparison of Shareholder Rights" for a summary of the material differences between the rights of holders of CRIT Shares and Lexington Common Stock. The Company has received the approval of its shareholders to reorganize as a Maryland real estate investment trust and intends to do so in 1997. The rights of holders of Lexington Common Stock will be affected by such reorganization. See "The Company --Reorganization of the Company as a Maryland Real Estate Investment Trust."

RESALES OF LEXINGTON COMMON STOCK ISSUED IN THE PENDING TRANSACTION; AFFILIATES. All Lexington Common Stock received by holders of CRIT Shares who are deemed affiliates of CRIT for purposes of Rule 145 under the Securities Act may be resold by them only in transactions permitted by the resale provisions of Rule 145 or as otherwise permitted by the Securities Act. Pursuant to the Merger Agreement, CRIT will use its reasonable best efforts to cause each person who may be deemed to be an "affiliate" of CRIT to enter into a letter agreement with CRIT prior to the closing date of the Merger providing that such affiliate will not sell, transfer or otherwise dispose of any Lexington Common Stock obtained as a result of the Merger except in compliance with the Securities Act and the rules and regulations of the Commission thereunder. The Company has agreed to file with the Commission required reports covering Lexington Common Stock received in the Merger by any CRIT affiliate to enable such affiliate to sell such shares of Lexington Common Stock without registration under the Securities Act pursuant to Rule 145(d)(1) or any successor rule.

                   SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
                   CONSOLIDATED FINANCIAL DATA OF THE COMPANY


                The Summary Historical and Unaudited Pro Forma Consolidated Financial Data of the Company set forth below has been derived from the Selected Unaudited Historical and Pro Forma Consolidated Financial Statements of the Company incorporated or included elsewhere in this Proxy Statement/Prospectus, and should be read in conjunction with the Consolidated Financial Statements and Notes thereto incorporated by reference in this Proxy Statement/Prospectus. The unaudited pro forma financial data gives effect to (i) the Merger; (ii) acquisitions consummated by the Company since January 1, 1996; (iii) the Ryder Acquisition (as defined in "Information Regarding Lexington Properties -- Pending Acquisition"); (iv) the Salt Lake City Refinancing (as defined in "Information Regarding Lexington Properties -- Financing Activities"); (v) the issuance and sale of 1,325,000 shares of Convertible Preferred Stock (as defined in "Information Regarding Lexington Properties --Financing Activities") and the application of the net proceeds therefrom; (vi) the Ross Stores Litigation (as defined in "Information Regarding Lexington Properties -- Ross Stores Litigation"); (vii) the 1997 public offering of 3,220,000 shares of Lexington Common Stock and the application of the proceeds therefrom; and (viii) the sale of the Stratus Computer Property (as defined in "Information Regarding Lexington Properties -- Recent Disposition") (collectively, the "Pro Forma Adjustments"), as if such Pro Forma Adjustments had occurred on January 1, 1996 and were carried forward through June 30, 1997 for the operating data and on June 30, 1997 for the balance sheet data. The unaudited pro forma financial data does not purport to be indicative of what the results of the Company would have been had the transactions been completed on the dates assumed, nor is such unaudited pro forma financial data necessarily indicative of the results of operations of the Company that may exist in the future. The unaudited financial data for the six months ended June 30, 1997 includes all adjustments, consisting of normal recurring accruals, which management considers necessary for the fair presentation of the financial position and the results of operations of the Company for such period. The results for the six-month periods may not be indicative of the results to be expected for the full year.


                                                                  SIX MONTHS ENDED
                                                                       JUNE 30,
                                                                      (UNAUDITED)
                                                        -----------------------------------
                                                          PRO                                   PRO FORMA
                                                         FORMA                                  (UNAUDITED)
                                                        --------                                -----------
                                                          1997          1997          1996          1996
                                                        -------       -------       -------       -------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating Data:
   Rental revenue ................................      $23,819       $20,178       $14,254       $47,968
   Interest and other income .....................          299           284           228           470
                                                        -------       -------       -------       -------
   Total revenues ................................      $24,118       $20,462       $14,482       $48,438
   Interest expense ..............................        8,827         8,583         5,601        17,465
   Depreciation ..................................        5,937         5,075         3,393        11,733
   Amortization of deferred expenses .............          377           415           297           650
   Property operating expenses ...................          403           403           301           686
   General and administrative expenses ...........        2,011         2,011         1,387         3,769
   Income before minority interests,
   gain on sale of properties,
   lease termination proceeds and
   extraordinary item ............................        6,563         3,975         3,503        14,135
    Minority interests ...........................          869           305           201         1,824
   Net Income(1) .................................      $ 3,838       $ 1,814       $ 3,302       $ 9,792
                                                        =======       =======       =======       =======

   Per Share of Common Stock:(2)
      Income before extraordinary items
      Primary ....................................      $  0.36       $  0.31       $  0.35       $  0.88
      Fully diluted ..............................         0.35          0.27          0.34          0.85
          Net income
      Primary ....................................      $  0.23       $  0.13       $  0.35       $  0.57
      Fully diluted ..............................         0.23          0.12          0.34          0.57
           Cash distributions paid ...............           --          0.58          0.54            --
      Weighted average, common shares outstanding
   Primary .......................................       14,453        10,056         9,559        14,330
   Fully diluted .................................       16,904        12,507         9,581        16,955


                                                                              YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------------------------------
                                                           1996          1995          1994          1993          1992
                                                        -------       -------       -------       -------       -------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating Data:
   Rental revenue ................................      $31,244       $24,523       $25,894       $25,702       $25,620
   Interest and other income .....................          431           479           144           169           177
                                                        -------       -------       -------       -------       -------
   Total revenues ................................      $31,675       $25,002       $26,038       $25,871       $25,797
   Interest expense ..............................       12,818        10,295        10,982        11,066        11,220
   Depreciation ..................................        7,627         5,817         5,909         5,909         5,892
   Amortization of deferred expenses .............          619           464           346           268           262
   Property operating expenses ...................          686           620           808           558           964
   General and administrative expenses ...........        3,125         2,694         2,416         1,020         2,172
   Income before minority interests,
   gain on sale of properties,
   lease termination proceeds and
   extraordinary item ............................        6,156         5,112         5,577         4,609         5,287
    Minority interests ...........................          690            93            98            81            93
   Net Income(1) .................................      $ 5,466       $ 3,284       $ 5,479       $ 4,528       $ 5,194
                                                        =======       =======       =======       =======       =======

   Per Share of Common Stock:(2)
      Income before extraordinary items
      Primary ....................................      $  0.58       $  0.88       $  0.59       $  0.48       $  0.56
      Fully diluted ..............................         0.58          0.88          0.59          0.48          0.56
          Net income
      Primary ....................................      $  0.58       $  0.35       $  0.59       $  0.48       $  0.56
      Fully diluted ..............................         0.58          0.35          0.59          0.48          0.56
           Cash distributions paid ...............      $  1.10       $  1.08       $  1.08       $  0.24            --
      Weighted average, common shares outstanding
   Primary .......................................        9,393         9,263         9,306         9,303         9,303
   Fully diluted .................................        9,393         9,263         9,306         9,303         9,303

                                                                 SIX MONTHS ENDED
                                                                      JUNE 30,
                                                                     (UNAUDITED)
                                                       ------------------------------------------
                                                         PRO                                              PRO FORMA
                                                        FORMA                                             (UNAUDITED)
                                                       --------                                           -----------
                                                         1997            1997             1996             1996
                                                       -------          -------          -------          -------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA (AT END OF PERIOD):
Real estate, before accumulated
   depreciation ................................       $ 426,812        $ 377,793        $ 302,641              --
   Total assets ................................         402,390          353,389          277,518              --
   Mortgage loans payable (including
   accrued interest) ...........................         201,070          176,568          158,909              --
   Total liabilities ...........................         238,069          212,561          163,627              --
   Shareholders' equity ........................         164,321          140,828          113,891              --

   OTHER DATA:
   Cash flows from operating activities ........       $   6,016        $   9,504        $   6,915           8,551

   Cash flows from investing activities ........            (901)         (32,383)          (2,232)            482
   Cash flows from financing activities ........         (29,133)          32,277           (4,840)         (8,200)
   Funds from operations(3) ....................          12,667            9,217            7,190        $ 27,100
   Total net rentable sq. ft. (at end of period)           6,742            6,121            4,563           6,742



                                                                              YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------------------------------------
                                                           1996          1995             1994            1993           1992
                                                        -------        -------          -------          -------        -------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA (AT END OF PERIOD):
Real estate, before accumulated
   depreciation ................................       $ 339,411       $ 244,223        $ 243,280        $ 243,280      $ 243,280
   Total assets ................................         309,126         221,216          216,020          222,467        230,387
   Mortgage loans payable (including
   accrued interest) ...........................         186,188         121,690          110,065          112,501        115,222
   Total liabilities ...........................         216,467         124,698          114,800          116,815        119,794
   Shareholders' equity ........................          92,659          96,518          101,220          105,652        110,593

   OTHER DATA:
   Cash flows from operating activities ........       $  14,972       $   7,216        $  12,423        $  11,151      $  12,002

                                                                                                                       ---------
   Cash flows from investing activities ........         (16,951)          7,887               --               --         (2,870)
   Cash flows from financing activities ........           1,859         (15,611)         (12,304)         (12,780)        (8,254)
   Funds from operations(3) ....................          15,015          12,049           11,486           12,959         12,673
   Total net rentable sq. ft. (at end of period)           5,235           4,212            3,767            3,767          3,767


---------------------------


(1) Historical and proforma net income for the six months ended June 30, 1997 includes an extraordinary loss on extinguishment of debt of $1,856; historical net income for the year ended December 31, 1996, includes $644 of transactional expenses; pro forma net income for the year ended December 31, 1996 includes an extraordinary loss on extinguishment of debt of $4,459 and a net gain on sales of properties of $1,940; net income for the year ended December 31, 1995 includes gain on sale of properties of $1,514, income from lease terminations of $1,600 and an extraordinary loss on extinguishment of debt of $4,849; and net income for the year ended December 31, 1993 includes expenses of the mergers of $2,441.



(2) Primary net income per share is computed by dividing net income reduced by preferred dividends by the weighted average number of common and diluted common equivalent shares outstanding during the periods. Fully diluted net income per share amounts are similarly computed, but include the effect, when dilutive of the Company's other potentially dilutive securities. Fully diluted net income is reduced by preferred dividends and is increased by minority interests resulting from the assumed conversion of the OP Units (as defined herein). The Company's convertible preferred stock and exchangeable Notes are excluded from the 1997 and 1996 historical and pro forma computations and the Company's operating partnership units are excluded from the December 31, 1996 and June 30, 1997 pro forma per share calculations due to their anti-dilutive effect during those periods.



(3) The Company believes that Funds From Operations enhances an investor's understanding of the Company's financial condition, results of operations and cash flows. The Company believes it is an appropriate measure of the performance of an equity REIT, and it can be one measure of a REIT's ability to make cash distributions. Funds From Operations is defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") as "net income (or loss) (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures." The Company's method of calculating Funds From Operations excludes other non-recurring revenue and expense items and may be different from methods used by other REITs and, accordingly, is not comparable to such other REITs. Funds From Operations should not be considered an alternative to net income as an indicator of the Company's operating performance or to cash flows from operating activities as determined in accordance with generally accepted accounting principles ("GAAP"), or as a measure of liquidity and other consolidated income or cash flow statement data as determined in accordance with GAAP.

                         CRIT HISTORICAL FINANCIAL DATA

           The following sets forth financial information for CRIT on a historical basis and should be read in conjunction with, and is qualified in its entirety by, the historical financial statements and notes thereto of CRIT which are incorporated by reference in this Proxy Statement/Prospectus. The financial information of CRIT at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 has been derived from the historical financial statements of CRIT audited by Ernst & Young LLP, independent auditors, whose report with respect to the financial statements of CRIT as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 are incorporated by reference into this Proxy Statement/Prospectus. The financial information as of June 30, 1997 and 1996 and for the six-month periods then ended has been derived from the unaudited financial statements of CRIT and, in the opinion of management, such financial statements include all adjustments necessary to present fairly the information set forth therein. The results for the six-month periods may not be indicative of the results to be expected for the full year. The financial statements of CRIT as of December 31, 1994, 1993 and 1992 and for each of the two years in the period ended December 31, 1993 were derived from CRIT's audited financial statements.

                                                          SIX MONTHS ENDED
                                                             JUNE 30,
                                                             (UNAUDITED)

                                                     1997                1996
Income Statement:
Revenue:
  Rental ...................................     $  1,711,633      $  1,711,633
  Interest income ..........................           14,759            13,624

     Total revenue .........................     $  1,726,392      $  1,725,257

Expenses:
  Interest expense .........................     $    701,094      $    704,469
  Depreciation .............................          398,556           398,557
  Amortization of deferred expenses ........               --                --
  General and administrative expenses ......           86,189            79,524
  Base annual fee to Advisor ...............           63,934            86,899
  Proposed Merger Expenses .................          237,567                --
      Total expenses .......................     $  1,487,340      $  1,269,449
Net income .................................     $    239,052      $    455,808
 Shares outstanding ........................        1,010,776         1,010,776
Net income per share (1) ...................     $        .24      $        .45
                                                 ------------      ------------
Cash distributions paid ....................     $        .70      $        .70
                                                 ------------      ------------

BALANCE SHEET DATA (AT END OF PERIOD):
Real estate, before accumulated depreciation     $ 32,600,000      $ 32,600,000
Total assets ...............................       30,396,681        30,884,057
Mortgage loans payable .....................       15,386,610        15,438,042
Total liabilities ..........................       16,130,354        15,895,080
Shareholders' equity .......................       14,266,327        14,988,977

OTHER DATA:
Cash flows from operating activities .......     $    855,214      $    990,477
Cash flows from investing activities .......               --                --
Cash flows used in financing activities ....         (743,080)         (739,870)
Funds from operations: (2)
 Net income ................................          239,052           455,808

 Add back:
 Depreciation ..............................          398,556           398,557
  Proposed Merger Expenses .................          237,567                --
                                                 ------------      ------------
Funds from operations ......................          875,175           854,365
                                                 ------------      ------------


                                                                             YEAR ENDED DECEMBER 31,

                                                     1996             1995             1994              1993               1992
Income Statement:
Revenue:
  Rental ...................................    $  3,423,267     $  3,423,267      $  3,423,267      $  3,423,267      $  3,176,251
  Interest income ..........................          36,699           19,556            20,124            17,669            56,080

     Total revenue .........................    $  3,459,966     $  3,442,823      $  3,443,391      $  3,440,936      $  3,232,331

Expenses:
  Interest expense .........................    $  1,385,018     $  1,398,421      $  1,436,645      $  1,428,489      $  1,270,640
  Depreciation .............................         797,114          797,114           797,115           797,115           739,958
  Amortization of deferred expenses ........          22,863           22,779            22,370            22,369            20,110
  General and administrative expenses ......         170,626          148,057           146,398           149,461           172,486
  Base annual fee to Advisor ...............         175,152          173,028           164,005           162,666           156,428
  Proposed Merger Expenses .................              --               --                --                --                --
      Total expenses .......................    $  2,550,773     $  2,539,399      $  2,566,533      $  2,560,100      $  2,359,622
Net income .................................    $    909,193     $    903,424      $    876,858      $    880,836      $    872,709
 Shares outstanding ........................       1,010,776        1,010,776         1,010,776         1,010,776         1,010,776
Net income per share (1) ...................    $        .90     $        .89      $        .87      $        .87      $        .86
                                                ------------     ------------      ------------      ------------      ------------
Cash distributions paid ....................    $       1.40     $       1.40      $       1.40      $       1.40      $       1.55
                                                ------------     ------------      ------------      ------------      ------------

BALANCE SHEET DATA (AT END OF PERIOD):
Real estate, before accumulated depreciation    $ 32,600,000     $ 32,600,000      $ 32,600,000      $ 32,600,000      $ 32,600,000
Total assets ...............................      30,585,114       31,155,095        31,802,627        32,241,966        32,715,083
Mortgage loans payable .....................      15,404,146       15,470,369        15,506,127        15,421,658        15,344,500
Total liabilities ..........................      15,850,295       15,914,383        16,050,253        15,951,364        15,890,231
Shareholders' equity .......................      14,734,819       15,240,712        15,752,374        16,290,602        16,824,852

OTHER DATA:
Cash flows from operating activities .......    $  1,784,363     $  1,239,820      $  1,486,582      $  1,396,675      $  1,273,154
Cash flows from investing activities .......              --               --                --            30,000        (1,580,000)
Cash flows used in financing activities ....      (1,481,309)      (1,475,330)       (1,469,890)       (1,415,086)         (574,563)
Funds from operations: (2)
 Net income ................................          09,193           03,424           876,858           880,836           872,709

 Add back:
 Depreciation ..............................         797,114          797,114           797,115           797,115           739,958
  Proposed Merger Expenses .................              --               --                --                --                --
                                                ------------     ------------      ------------      ------------      ------------
Funds from operations ......................       1,706,307        1,700,538         1,673,973         1,677,951         1,612,667
                                                ------------     ------------      ------------      ------------      ------------


(1) Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

(2) CRIT's management believes that Funds From Operations enhances an investor's understanding of CRIT's financial condition, results of operations and cash flows and believes it is an appropriate performance measure for an equity REIT which provides an indication of a REIT's ability to make cash distributions. Funds From Operations is defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") as "net income (or loss) (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures." CRIT's method of calculating Funds From Operations excludes other non-recurring revenue and expense items and may be different from methods used by other REITs and, accordingly, is not comparable to such other REITs. Funds From Operations should not be considered an alternative to net income as an indicator of CRIT's operating performance or to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity and other consolidated income or cash flow statement data as determined in accordance with GAAP.

                           COMPARATIVE PER SHARE DATA


         The following table sets forth the Company's and CRIT's historical per share data, unaudited pro forma per share data after giving effect to the Merger (using the purchase method of accounting), and the equivalent pro forma combined per share amounts of CRIT. The pro forma combined per share data also gives effect to the other Pro Forma Adjustments. See "Summary Historical and Unaudited Pro Forma Consolidated Financial Data of the Company." The Pro Forma and the CRIT Equivalent data are not necessarily indicative of actual financial position or future operating results that would have occurred or will occur upon consummation of the Merger.


                                            YEAR ENDED DECEMBER 31, 1996                    SIX MONTHS ENDED JUNE 30, 1997
                                   ------------------------------------------------  ---------------------------------------------
                                       COMPANY            PRO            CRIT          COMPANY           PRO             CRIT
                                     HISTORICAL         FORMA(A)      EQUIVALENT(B)   HISTORICAL       FORMA(A)      EQUIVALENT(B)
                                   ---------------    ----------      ------------   ------------   -------------    -------------
Net Income
         Lexington
           Primary..............       $    .58         $  .57                          $    .13       $    .23

           Fully diluted........       $    .58         $  .57                          $    .12       $    .23
          CRIT..................       $    .90                         $   .72         $    .24                       $    .429
Cash Dividends
         Lexington..............       $   1.12         $ 1.12                          $    .58      $     .58
          CRIT..................       $   1.40                         $  1.42         $    .70                        $   .74
Book Value Per Common
Share
         Lexington..............       $   9.83            N/A                          $  11.49      $   11.77
         CRIT...................       $  14.58                             N/A         $  14.11                        $ 14.96



------------------------------------


(A) The pro forma combined per share data for the Company and Crit has been prepared assuming that in the Merger each Crit Share is converted into
         1.271 shares of Lexington Common Stock (the "Pro Forma Exchange Ratio"), resulting in 10,711,856 and 13,538,993 shares of Lexington Common Stock outstanding as of December 31, 1996 and June 30,
         1997, respectively.


(B) The equivalent pro forma combined per share amounts of CRIT are calculated by multiplying pro forma Net Income per share of Lexington Common Stock, pro forma Cash Dividends per share of Lexington Common Stock and pro forma Book Value per share of Lexington Common Stock by the Pro forma Exchange Ratio so that the per share amounts are equated to the comparative values for each such CRIT Share.

       PRICE RANGE OF THE COMPANY'S COMMON STOCK AND DISTRIBUTION HISTORY


         Lexington Common Stock has been traded on the NYSE under the symbol "LXP" since October 1993. On May 28, 1997 (the last full trading date prior to the execution and delivery of the Merger Agreement and the public announcement thereof), the last reported sale price of Lexington Common Stock on the NYSE was $13.25 per share. On September 30, the last reported sale price of the Lexington Common Stock on the NYSE was $15.625 per share. On September 30, 1997, there were outstanding 12,713,663 shares of Lexington Common Stock. The following table sets forth the quarterly high and low sales prices per share reported on the NYSE and the distributions paid by the Company with respect to the periods indicated.




                                                                             PRICE
                                                               -------------------------------------
QUARTER ENDED                                                     HIGH                       LOW                     DISTRIBUTION
-------------                                                  ----------                 ----------                 ------------
1995
  First Quarter ...................................            $    9.500                 $    8.625                  $     0.27
  Second Quarter ..................................            $   11.000                 $    9.125                  $     0.27
  Third Quarter ...................................            $   11.375                 $   10.000                  $     0.27
  Fourth Quarter ..................................            $   11.250                 $    9.625                  $     0.27

1996
  First Quarter ...................................            $   12.125                 $   10.500                  $     0.27
  Second Quarter ..................................            $   12.375                 $   11.125                  $     0.28
  Third Quarter ...................................            $   13.375                 $   11.500                  $     0.28
  Fourth Quarter ..................................            $   15.000                 $   12.125                  $     0.29

1997
  First Quarter ...................................            $   15.000                 $   12.125                  $     0.29
  Second Quarter ..................................            $   14.375                 $   12.125                  $     0.29
                                                               ----------                 ----------                  ----------
  Third Quarter ...................................            $   15.625                 $  13.8125                  $     0.29
                                                               ----------                 ----------                  ----------


      The Company increased the distributions paid per share of Lexington Common Stock from $0.27 per share ($1.08 on an annualized basis) to $0.28 per share ($1.12 per share on an annualized basis) for the quarter ended June 30, 1996 and to $0.29 per share ($1.16 per share on an annualized basis) commencing with the quarter ended December 31, 1996. In order to maintain the Company's status as a REIT, the Company must make annual distributions (other than capital gain distributions) to its shareholders in amounts at least equal to (i) the sum of
(A) 95% of its "REIT taxable income" (computed without regard to the distributions paid deduction and its net capital gain), and (B) 95% of any after-tax net income from foreclosure property, minus (ii) excess noncash income. Distributions by the Company to the extent of its current or accumulated earnings and profits generally will be taxable to shareholders as ordinary distribution income for federal income tax purposes and will not be eligible for the distributions-received deductions for corporations. Distributions in excess of current and accumulated earnings and profits will constitute a non-taxable return of capital to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares, and will result in a corresponding reduction in the shareholder's basis in the shares. Approximately 4.54% of the Company's distributions for the year ended December 31, 1996 represented a return of capital. Any portion of such distributions that exceed both current and accumulated earnings and profits and the adjusted basis of a shareholder's shares will be taxed as a capital gain from the disposition of shares provided that the shares are held as capital assets. The payment of future distributions by the Company will be at the discretion of the Board of Directors and will depend on numerous factors, including actual cash flow of the Company, its financial condition, contractual restrictions, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant. See "Description of Lexington Capital Stock --Description of Common Stock."

             MARKET FOR CRIT SHARES AND RELATED SHAREHOLDER MATTERS


      Since the termination of its public offering in October 1991, there have been only occasional, isolated public trades of the CRIT Shares. The most recent trades of which CRIT has knowledge occurred in March 1997, when 3,750 shares were sold at a price of $11.40 per share. In addition, CRIT believes that between August 25, 1997 and October 9, 1997, 17,250 CRIT Shares were sold by CRIT shareholders to Madison Partnership Liquidity Investors 37, LLC ("Madison") pursuant to a tender offer commenced by Madison on July 18, 1997 for up to 4.9% of the outstanding CRIT Shares. Madison's tender materials stated that the offer price for the CRIT Shares was $10.00 per share, reduced by the amount of any cash distributions made to the CRIT shareholders on or after July 18, 1997. No established public trading market for the CRIT Shares exists and none is anticipated. As of September 15, 1997, the CRIT Shares were held by 498 holders of record.


      It is CRIT's policy to make distributions at least quarterly to holders of its shares aggregating annually at least 95% of its REIT Taxable Income (which term does not include capital gains realized by CRIT). In addition, when investment properties are sold by CRIT, CRIT intends to distribute the net proceeds (less appropriate reserves) of the sale of each investment property to the holders of its shares (a "self-liquidating" distribution), except under limited circumstances. For the fiscal year ended December 31, 1996, 53% of CRIT's distributions represented a return of capital.

      CRIT has paid a $.35 per share cash dividend to its shareholders for each of the quarters for the years ended December 31, 1996 and 1995 and the quarters ended March 31 and June 30, 1997.

                                  RISK FACTORS

      In considering the matters set forth in this Proxy Statement/Prospectus, CRIT shareholders should carefully consider, among other things, the risk factors described below which are associated with an investment in Lexington Common Stock. CRIT's shareholders do not have appraisal rights in connection with, or as a result of, the matters to be acted upon relating to the Merger at the Meeting. Shareholders of CRIT who vote against the Merger (or do not vote) will be bound by the results of the vote if CRIT's shareholders approve the Merger. See "The Merger -- Dissenters' Rights."

      Risks of Single Tenant Leases. The Company focuses its acquisition activities in Net Leased real properties or interests therein. Because the Company's Net Leased real properties are leased to single tenants, the financial failure of or other default by a tenant resulting in the termination of a lease is likely to cause a significant reduction in the operating cash flow of the lessor and might decrease the value of the property leased to such tenant.


      Dependence on Major Tenants. Revenues from several of the Company's Properties constitute a significant percentage of the Company's consolidated rental revenues. On May 22, 1996, the Company consummated the acquisition of its Salt Lake City, Utah property (the "Northwest Salt Lake City Property") which is 100% occupied by Northwest Pipeline Corporation pursuant to a Net Lease which expires on September 30, 2009, subject to two renewal options for a total of 19 additional years. Revenue derived from the Northwest Salt Lake City Property (net of ground lease payments) represents approximately 18.43% of the Company's annualized rental revenue for as of October 1, 1997. In addition, the Company's Newark, California Property (the "Ross Stores Newark Property") is 100% occupied by Ross Stores, Inc. ("Ross Stores") pursuant to a Net Lease which expires on August 31, 2002, subject to six five-year renewal options. See "Adverse Effects of Ross Stores Litigation" below. During 1996, the revenue derived by the Company from the Ross Stores Newark Property represented approximately 10% of the Company's consolidated rental revenue. The default, financial distress or bankruptcy of either of the foregoing tenants could cause interruptions in the receipt of lease revenues from such tenants and/or result in vacancies in the respective properties, which would reduce the revenues of the Company until the affected property is relet, and could decrease the ultimate sale value of each such property. Upon the expiration of the leases that are currently in place with respect to these properties, the Company may not be able to re-lease the vacant property at a comparable lease rate or without incurring additional expenditures in connection with such releasing.



      Adverse Effects of Ross Stores Litigation. Ross Stores, the tenant of the Company's Ross Stores Newark Property, has exercised an option to purchase the Ross Stores Newark Property for its fair market value, which was determined by arbitration based on estimates of fair market value submitted by Ross Stores and the Company. Under the terms of the arbitration, the arbitrator was required to select the submission of either the Company or Ross Stores, whichever more closely approximated the arbitrator's own opinion of fair market value, and was not permitted any discretion to select another valuation. The opinion of value selected by the arbitrator is deemed the purchase price. The estimate of the fair market value of the Ross Stores Newark Property submitted by Ross Stores more closely approximated the arbitrator's opinion of value and, accordingly was selected by the arbitrator and confirmed by the Superior Court of the State of California for San Francisco County. The arbitrator's opinion of value was based on numerous factors, including current and future market rental rates, the length of the Ross Stores Newark Property lease, the creditworthiness of Ross Stores and rates of return required by investors who acquire similar properties. The arbitration decision would have allowed Ross Stores to purchase the Ross Stores Newark Property for $24.8 million on or about September 1, 1997. The Company has appealed the state court decision which has resulted in a stay of Ross Stores' exercise of its purchase right; the outcome of such appeal cannot be determined at this time. If the Company is successful on its appeal, the parties will go back to the arbitration process and await a new opinion of value. On August 26, 1997 the court ruled in favor of a motion made by Ross Stores to require the Company to post a bond equivalent to one year's rent, in the amount of approximately $3,400,000 securing Lexington's potential reimbursement of Ross Stores for rental payments made following September 1, 1997 in the event that the sale was deemed to be consummated as of such date. The Company has posted the bond. The net book value of the

Ross Stores Newark Property at September 30, 1997 was $25.0 million, which includes approximately $1.5 million of deferred rent and deferred expenses related to the Company's refinancing of certain properties, which were allocated to the Ross Stores Newark Property. If the Company does not prevail on its appeal of the California state court decision, the potential loss on the sale of the Ross Stores Newark Property as of September 1, 1997 would have been approximately $400,000, after the write-off of $515,000 of deferred financing expenses. As of December 31, 1996, the annual net rent for the Ross Stores Newark Property was approximately $3.3 million, which increased to approximately $3.4 million commencing September 1, 1997. Revenue derived from the Ross Stores Newark Property accounted for approximately 10% and 7.4% of the Company's consolidated rental revenue for 1996 and as of September 30, 1997, respectively. Unless offset by other revenue sources, the loss of such annual rental revenue from the Ross Stores Newark Property will adversely affect the Company's results of operations .



      Leverage. The Company has incurred, and may continue to incur, indebtedness (secured and unsecured) in furtherance of its activities. The Company's aggregate consolidated outstanding indebtedness as of September 30, 1997 was approximately $206 million. As of September 30, 1997, a total of thirty-seven Properties were subject to mortgages which had an aggregate outstanding principal balance of approximately $199 million. Neither the Articles of Incorporation nor any policy statement formally adopted by the Company's board of directors limits either the total amount of indebtedness or the specified percentage of indebtedness (based upon the total market capitalization of the Company) which may be incurred. Accordingly, the Company could become more highly leveraged, resulting in increased risk of default on obligations of the Company and in an increase in debt service requirements which could adversely affect the financial condition and results of operations of the Company and the Company's ability to pay distributions. The Company's secured revolving credit facility with Fleet National Bank (the "Credit Facility") limits the amount of indebtedness the Company may incur to 60% of the Company's total market capitalization. See "Information Regarding Lexington Properties - Indebtedness of the Company."



      Possible Inability to Refinance Balloon Payments on Mortgage Debt. A significant number of the Company's Properties are subject to mortgages with balloon payments. Balloon payments, relating to three Properties, of approximately $10.0 million and $5.6 million are due in 1998 and 1999 , respectively. The Credit Facility matures in 1999. Also, on May 19, 1995, the Company, through its wholly owned subsidiary, LXP Funding Corp., completed a $70 million secured debt offering, secured by fifteen of the Company's Properties, by issuing commercial mortgage pass-through certificates, which mature in 2005. See Note 6 of the Company's Consolidated Financial Statements included in the Company's 1996 Annual Report on Form 10-K. The ability of the Company to make such balloon payments will depend upon its ability either to refinance the mortgage related thereto or to sell the related property. The ability of the Company to accomplish such goals will be affected by various factors existing at the relevant time, such as the state of the national and regional economies, local real estate conditions, available mortgage rates, the Company's equity in the mortgaged properties, the financial condition of the Company, the operating history of the mortgaged properties, and tax laws.


      Uncertainties Relating to Lease Renewals and Re-letting of Space. The Company will be subject to the risks that, upon expiration of leases for space located in the Company's Properties, the premises may not be re-let or the terms of re-letting (including the cost of concessions to tenants) may be less favorable than current lease terms. If the Company were unable to re-let promptly all or a substantial portion of its commercial units or if the rental rates upon such re-letting were significantly lower than expected rates, the Company's net income and ability to make expected distributions to shareholders would be adversely affected. There can be no assurance that the Company will be able to retain tenants in any of the Company's Properties upon the expiration of their leases.


      Defaults on Cross-collateralized Properties. Although the Company does not generally cross-collateralize any of its properties, management may determine to do so from time to time. As of the date of this Proxy Statement/Prospectus, two of the Company's Properties in Florida were cross-collateralized (with outstanding mortgage balances on such two Properties of approximately $10 million), and fifteen of the Company's Properties were the subject of a segregated pool of assets with respect to which commercial mortgage pass-through certificates (as discussed above) were issued (with an outstanding principal balance thereon of approximately $68 million). To the extent that any of the Company's Properties are cross-collateralized, any default by the Company under the mortgage relating to one such Property will result in a default under the financing arrangements relating to any other Property which also provides security for such mortgage.


      Possible Liability Relating to Environmental Matters. Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under such property, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and penalties and damages for injuries to persons and adjacent property). Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances. Such liability may be imposed on the owner in connection with the activities of an operator of, or tenant at, the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's liability therefor could exceed the value of the property and/or the aggregate assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remove such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral, which, in turn, would reduce the Company's revenues and ability to make distributions. A property can also be adversely affected either through physical contamination or by virtue of an adverse effect upon value attributable to the migration of hazardous or toxic substances, or other contaminants that have or may have emanated from other properties. Although the Company's tenants are primarily responsible for any environmental damages and claims related to the leased premises, in the event of the bankruptcy or inability of the tenant of such premises to satisfy any obligations with respect thereto, the Company may be required to satisfy such obligations. In addition, under certain environmental laws, the Company, as the owner of such properties may be held directly liable for any such damages or claims irrespective of the provisions of any lease.

      From time to time, in connection with the conduct of the Company's business, and prior to the acquisition of any property from a third party or as required by the Company's financing sources, the Company authorizes the preparation of Phase I environmental reports and, when necessary, Phase II environmental reports, with respect to its Properties. Based upon such environmental response and management's ongoing review of its Properties, as of the date of this Proxy Statement/Prospectus, management was not aware of any environmental condition with respect to any of the Company's Properties which management believed would be reasonably likely to have a material adverse effect on the Company. There can be no assurance, however, that (i) the discovery of environmental conditions, the existence or severity of which were previously unknown, (ii) changes in law, (iii) the conduct of tenants or (iv) activities relating to properties in the vicinity of the Company's Properties will not expose the Company to material liability in the future. Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of the Company's tenants, which could adversely affect the Company's financial condition or results of operations.

      Risks Relating to Acquisitions. A significant element of the Company's business strategy is the enhancement of its portfolio through acquisitions of additional properties. The consummation of any future acquisition will be subject to satisfactory completion of the Company's extensive valuation analysis and due diligence review and to the negotiation of definitive documentation. There can be no assurance that the Company will be able to identify and acquire additional properties or that it will be able to finance acquisitions in the future. In addition, there can be no assurance that any such acquisition, if consummated, will be profitable for the Company. If the Company is unable to consummate the acquisition of additional properties in the future, there can be no assurance that the Company will be able to increase or maintain the cash available for distribution to shareholders.

      Concentration of Ownership by Certain Investors. In December 1996, the Company entered into an investment agreement which contemplates the issuance by the Company of up to 2,000,000 shares of Class A Senior Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock") to Five Arrows Realty,

L.L.C. ("Five Arrows"). As of the date of this Proxy Statement/Prospectus, 1,325,000 shares of Convertible Preferred Stock had been issued to Five Arrows under such investment agreement, which would currently represent approximately 9.44% of the issued and outstanding voting stock of the Company if all such shares of Convertible Preferred Stock were immediately converted into shares of Lexington Common Stock. In March 1997, the Company sold to an institutional investor in a private placement 8% Exchangeable Redeemable Secured Notes (the "Exchangeable Notes") in the aggregate principal amount of $25 million. The Exchangeable Notes are exchangeable at $13 per share for shares of Lexington Common Stock beginning in the year 2000, subject to adjustment. If, however, the Exchangeable Notes were immediately converted into shares of Lexington Common Stock, such shares of Lexington Common Stock would represent approximately 12.05% of the issued and outstanding voting stock of the Company (assuming conversion of all outstanding shares of Convertible Preferred Stock). Significant concentrations of ownership by certain investors may allow such investors to exert a greater influence over the management and affairs of the Company.


      Uninsured Loss. The Company carries comprehensive liability, fire, extended coverage and carries rent loss insurance on most of its Properties, with policy specifications and insured limits customarily carried for similar properties. However, with respect to certain of the Properties where the leases do not provide for abatement of rent under any circumstances, the Company generally does not maintain rent loss insurance. In addition, there are certain types of losses (such as losses due to wars or acts of God) that generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose capital invested in a Property, as well as the anticipated future revenues from a Property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the Property. Any such loss would adversely affect the financial condition of the Company. Management believes that the Company's Properties are adequately insured in accordance with industry standards.

      Adverse Effects of Changes in Market Interest Rates. The trading prices of equity securities issued by REITs have historically been affected by changes in broader market interest rates, with increases in interest rates resulting in decreases in trading prices, and decreases in interest rates resulting in increases in such trading prices. An increase in market interest rates could therefore adversely affect the trading prices of any equity Securities issued by the Company.

      Competition. The real estate industry is highly competitive. The Company's principal competitors include national REITs many of which are substantially larger and have substantially greater financial resources than the Company.

      Failure to Qualify as a REIT. The Company and CRIT believe that they have met the requirements for qualification as a REIT for United States federal income tax purposes beginning with their taxable years ended December 31, 1993, and December 31, 1990, respectively, and the Company intends to continue to meet such requirements in the future. However, qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code of 1986, as amended (the "Code"), for which there are only limited judicial or administrative interpretations. No assurance can be given that the Company or CRIT has qualified, or that the Company will remain qualified, as a REIT. The Code provisions and income tax regulations applicable to REITs are more complex than those applicable to corporations. The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to qualify as a REIT. In addition, no assurance can be given that legislation, regulations, administrative interpretations or court decisions will not significantly change the requirements for qualification as a REIT or the United States federal income tax consequences of such qualification. If the Company did not qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders in computing its income subject to United States federal income tax at the regular corporate rates. The Company also could be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. Cash available for distribution to the Company's shareholders would be significantly reduced for each year in which the Company did not qualify as a REIT. Although the Company currently intends to continue to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the

Company, without the consent of the shareholders, to revoke the REIT election or to otherwise take action that would result in disqualification. See "The Merger --Material United States Federal Income Tax Consequences -- Treatment of the Company as a REIT."

                                   THE MEETING

GENERAL

      This Proxy Statement/Prospectus is being furnished to holders of CRIT Shares in connection with the solicitation of proxies by the CRIT Board for use
at the Meeting to be held on     , 1997 at CRIT's offices at 388 Greenwich
Street, New York, New York, 33rd Floor, commencing at 11:00 a.m., local time, and at any adjournments or postponements thereof.

      This Proxy Statement/Prospectus and the accompanying form of proxy are
first being mailed to shareholders of CRIT on or about     , 1997.


      If CRIT receives a written request from any shareholder at least five days prior to the Meeting stating that the shareholder will be present in person at the Meeting and desires to ask questions of the auditors concerning CRIT's financial statements, CRIT will arrange to have a representative of Ernst & Young present at the Meeting who will respond to appropriate questions and have an opportunity to make a statement. Any such requests, may be sent to the Trust Administrator, Corporate Realty Income Trust I, 388 Greenwich Street, 33RD Floor, New York, New York 10013, telephone: (212) 816-8237, facsimile: (212) 816- 4226.


MATTERS TO BE CONSIDERED AT THE MEETING

      At the Meeting, holders of CRIT Shares will consider and vote upon the Trust Amendment Proposal, the Merger Proposal and such other matters as may properly be brought before the Meeting, or any postponements or adjournments thereof. THE CRIT BOARD HAS UNANIMOUSLY APPROVED THE TRUST AMENDMENT PROPOSAL AND THE MERGER PROPOSAL AND RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF SUCH PROPOSALS.

      Other Matters. The CRIT Board of Trustees knows of no other business which will be presented at the Meeting. If other matters properly come before the Meeting, the persons named as proxy holders will vote on them in accordance with their best judgment.

      The expense of preparing, printing and mailing the form of proxy and the material used in the solicitation thereof shall be shared equally by CRIT and the Company provided CRIT's portion does not exceed $15,000. In addition to the use of the mails, some of the officers of CRIT and/or regular employees of the Advisor may solicit proxies by telephone. CRIT will request brokerage houses and other custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of shares held of record by such persons and may verify the accuracy or marked proxies by contacting record and beneficial owners of CRIT Shares. CRIT will reimburse such persons for their reasonable expenses incurred in forwarding such soliciting materials. CRIT has retained Innisfree M & A Incorporated to assist with the solicitation of proxies and will pay a fee of approximately $3,000 for its services.

      1997 Annual Meeting. CRIT will hold an annual meeting in 1997 only if the Merger is not consummated. Shareholder proposals intended to be presented at the 1997 Annual Meeting, if held, must be received a reasonable amount of time prior to CRIT's solicitation of proxies relating to such Meeting.

VOTING AT THE MEETING; RECORD DATE

      Holders of record of CRIT shares on the Record Date will be entitled to notice of and to vote at the Meeting. As of the Record Date, there were 1,010,776 CRIT Shares outstanding, entitled to vote and held by approximately ___ holders of record. Each holder of record of CRIT Shares on the Record Date is entitled to cast one vote per share on each proposal submitted for the vote of the CRIT shareholders, either in person or by properly executed proxy, at the Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares entitled to vote is necessary to constitute a quorum at the Meeting.

      The approval and adoption by CRIT shareholders of the Trust Amendment Proposal and the Merger Proposal will require the affirmative vote of the holders of a majority of the outstanding CRIT Shares.

      At the Meeting, in determining whether the Merger Proposal and the Trust Amendment Proposal have received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against such proposal. At the Meeting, abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a proposal because, for such proposal, the nominee does not have discretionary voting power and has not received instructions with respect to voting of such shares.

PROXIES

      All CRIT Shares which are entitled to vote and are represented at the Meeting by properly executed proxies received prior to or at the Meeting, and not revoked, will be voted at the Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted for approval and adoption of the Merger Proposal and for the adoption of the Trust Amendment Proposal.

      If any other matters are properly presented at the Meeting for consideration, including, among other things, consideration of a motion to adjourn the Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment unless the proxy contains instructions to the contrary.


      Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of CRIT at or before the taking of the vote at the Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of CRIT before the taking of the vote at the Meeting or (iii) attending the Meeting and voting in person (although attendance at the Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to CRIT, 388 Greenwich St., 33rd Floor, New York, N.Y. 10013, Attention: Investor Relations, or hand delivered to the Secretary of CRIT, at or before the taking of the vote at the Meeting.


CRIT SHAREHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                                   THE MERGER

BACKGROUND OF THE MERGER


      On April 12, 1996, CRIT received an unsolicited proposal from Lexington relating to the acquisition by Lexington of CRIT. To assist it in assessing and evaluating this proposal, CRIT endeavored to obtain additional expressions of interest against which to compare the bid from Lexington. Toward that end, CRIT authorized its Advisor, Corporate Realty Advisors, Inc., to prepare and distribute private offering materials to a number of potential acquirors known in the industry as purchasers of net leases. The Advisor holds 10,000 shares of CRIT Stock, is a wholly-owned subsidiary of Smith Barney, Inc. and its Chairman and President (James C. Cowles) is also the Trustee, Chairman, President and Treasurer of CRIT. Among those initially contacted, two parties submitted cash bids to acquire the assets of CRIT.



      Lexington initially offered to purchase all of CRIT's assets and to assume all of its outstanding debt in exchange for 1,330,000 shares of Lexington Common Stock which would have valued each CRIT Share at approximately $15.88. At about the same time, CRIT received the two other offers to acquire all of its properties, which ranged in value from $12.77 per CRIT Share, to $16.92 per CRIT Share, after taking into account certain assumptions regarding the tax consequences of these proposed transactions. The higher of these two offers included the assumption by the offeror of CRIT's outstanding mortgage indebtedness, subject to the consent of CRIT's lenders, and the lower offer excluded the existing debt, which would have caused CRIT to incur prepayment penalties of approximately $1.5 million.


      In August 1996, Lexington proposed to increase CRIT's downside protection by offering CRIT shareholders up to 55,400 additional shares in the event the price of Lexington Common Stock fell below $12.625 per share for a period of time. After additional negotiations, Lexington increased its initial offer to provide for a payment to CRIT Shareholders of Lexington Common Stock valued at approximately $17.03 per Share as of such time.


      On September 10, 1996, the CRIT Board held a meeting by telephonic conference to consider the cash offers and Lexington's revised offer. In addition, the CRIT Board considered whether CRIT's three properties could be sold for a higher price if marketed separately rather than together. The CRIT Board believed that an active market existed for each of the properties but that coordinating separate sales of CRIT's properties within a reasonable time at acceptable prices would be impractical, and that the potential cost of administering CRIT for a smaller portfolio of properties would be burdensome and economically inefficient. Accordingly, the CRIT Board determined to offer for sale all three properties as a portfolio or to effect a merger of CRIT with or into another entity, preferably one which would provide CRIT shareholders greater liquidity. At a Board meeting held on September 24, 1996, after further discussions with existing and potential offerors, the CRIT Board determined to move forward with the cash offer valued at $16.92 per CRIT Share and commenced negotiations for the sale of its three properties to this party (the "Primary Cash Offeror"). Messrs. Scott Butera and Jon Kline, representatives of the Advisor, were present and participated in the discussions at the foregoing meeting.



      Negotiations with the Primary Cash Offeror did not result in a definitive agreement, leading CRIT's Board to authorize the Advisor to send a further round of inquiries to potential investors in early December 1996. On December 24, 1996, the CRIT Board held a conference call to discuss responses to its inquiries and an offer that CRIT received from a fourth interested party that had arisen from such inquiries. Mr. Jon Kline, a representative of the Advisor, participated in the discussions during this conference call. This fourth offer contained a proposal to acquire the properties of CRIT for $30.9 million in cash, with no assumption of debt, but did not conform to the terms on which CRIT had requested offers and was inferior on an equity per share basis ($13.07) to the offers made by the Primary Cash Offeror and Lexington. During the December 24, 1996 conference call, the CRIT Board concluded that the offer from the Primary Cash Offeror remained the most viable, and authorized the Advisor to continue to work with the Primary Cash Offeror toward a definitive agreement. CRIT did not engage in any subsequent discussions with the fourth interested party whose offer was non-conforming and considered inferior from a financial point of view. After further negotiations with the Primary Cash Offeror, the parties were unable to reach a definitive agreement on terms acceptable to both parties due primarily to the inability to negotiate a new lease with one of CRIT's lessees, which was a condition to obtaining the consent of the lessee to the transaction, and in early 1997 discussions between CRIT and the Primary Cash Offeror terminated.


      On April 10, 1997, Lexington delivered a revised offer as ultimately reflected in the definitive Merger Agreement. Lexington's decision to again increase its offer was based on numerous factors including improved real estate market fundamentals and appreciation in the price of Lexington Common Stock. This offer resulted in A value per share to the CRIT shareholders of $17.31 as of such time. CRIT thereafter entered into negotiations with Lexington over the detailed terms of the Merger Agreement. At a special meeting of the CRIT Board held on May 28, 1997, the Advisor and representatives of McFarland Dewey made presentations concerning the business prospects of CRIT and the potential combination of CRIT and Lexington. The CRIT Board also reviewed the terms of the Merger Agreement with CRIT's management, the Advisor and CRIT's legal advisors. McFarland Dewey's presentations included a summary of the terms of the Merger, a description of Lexington, the valuation summary discussed below under "Opinion of Financial Advisor to CRIT" and a review of pro forma financial information. At the meeting, McFarland Dewey delivered its opinion to the CRIT Board that the exchange ratio of Lexington Common Stock for CRIT Shares was fair from a financial point of view to the holders of CRIT shares. The CRIT Board also considered a proposed amendment to the Declaration of Trust that would authorize CRIT to merge with another entity, and a proposal for CRIT to enter into the Merger Agreement with Lexington. The CRIT Board unanimously approved both proposals and the Merger Agreement was executed on May 29, 1997.



      In its review of the proposals received from the four offerors described above, the CRIT Board considered factors such as the assumption of debt, payoff of debt prepayment penalties associated therewith, the necessity of renegotiating leases, obtaining necessary consents, the ability of the offeror to obtain financing and the tax consequences to shareholders. In addition, the CRIT Board considered the tax-free nature of the merger proposal by Lexington and the increased liquidity which Lexington Common Stock offered CRIT shareholders. The CRIT Board also considered the marketability of CRIT's assets in the current environment.


REASONS FOR THE MERGER; RECOMMENDATION OF THE CRIT BOARD OF TRUSTEES

      The CRIT Board believes that the Merger provides an opportunity for CRIT's shareholders to become equity holders in a self-administered REIT that has an expanded and diversified geographic presence in the United States, significantly greater liquidity, a lower risk capital structure, a higher current yield, better access to the capital markets and greater potential for long-term appreciation. The CRIT Board also believes that the Merger will combine complementary assets of CRIT with the Company's larger but similar quality portfolio, while enabling the CRIT portfolio to benefit from the expertise of the Company's experienced management team.


      In making its determination with respect to the Merger, the CRIT Board considered a number of factors, including without limitation, the factors discussed by the Advisor in its presentation to the Board and listed below. In view of the wide variety of factors considered by the CRIT Board, the Board did not quantify or otherwise attempt to assign relative weights to the specific factors considered in making its determination:



      (i) Consideration: The CRIT Board believed that the Merger was the best offer reasonably available for CRIT's shareholders. The Board believed that there were no other prospective purchasers that had the financial ability to complete the transaction and would be willing to pay an aggregate consideration greater than that to be paid by the Company in the Merger. In seeking to maximize value to CRIT shareholders, CRIT and its representatives solicited the interest of approximately twenty prospective buyers and received a number of indications of interest at various times. In response to CRIT's solicitation of interest, the four proposals discussed above were received offering to acquire CRIT itself or substantially all of its assets. The Company's proposal presented the most attractive price on a per share basis with the greatest certainty of execution (a value per share of approximately $17.31 compared to approximately $16.92, $12.77 and $13.07, respectively, for the other three offers, in each case calculated prior to the decision by the Advisor to waive the substantial majority of its termination fee, which decision had the effect of increasing such value per share). In addition, certain of the other proposals were subject to various conditions, including, in some cases, the acquiror obtaining necessary financing approvals and performing additional due diligence before committing to a definitive transaction.

      (ii) Liquidity: The CRIT Board believed that the exchange of the CRIT shares for Lexington Common Stock, which is listed on the New York Stock Exchange and has a larger total market capitalization than that of CRIT, would provide a significant increase in the liquidity available to CRIT shareholders.

      (iii) Alternatives: As a stand-alone entity, CRIT would likely experience difficulty in accessing the capital markets on acceptable terms in the future, resulting in shareholders' continued lack of a reasonable degree of liquidity. The CRIT Board also considered as a possible alternative to the Merger auctioning CRIT's properties individually. In this regard, the CRIT Board believed that an active market existed for each of the properties, but coordinating within a reasonable time at acceptable prices would be impracticable, and that the potential cost of administering CRIT for a smaller portfolio of properties would be burdensome and economically inefficient. For example, because the Circuit City Property represents 76% of CRIT's annual revenues, its sale would cause a material decrease in annual revenues, without significantly decreasing CRIT's administrative costs. As a result, the CRIT Board believed that, at that time, there were no feasible alternatives that were available to CRIT that were as likely in the near term to provide greater shareholder value and certainty of execution.


      (iv) Financial analysis: Information relating to the financial performance, condition, business operations and prospects of CRIT and the Company on a separate and combined basis were considered. Based on analyses prepared by the Advisor and McFarland Dewey, and assuming that the price per share of the Lexington Common Stock on the effective date of the Merger would be approximately equal to the price per share of the Lexington Common Stock on the date the Merger Agreement was signed ($13.125 per share), the Board believed that the Merger would be accretive to the FFO per share and cash available for distribution per share of the Company. For a discussion of the factors relied on by McFarland Dewey in preparation of such analysis, see "--Opinion of the Financial Advisor of CRIT."


      (v) Increased Current Yield: The CRIT Board viewed as favorable the determination that CRIT's shareholders will likely realize an increase in quarterly dividend income as shareholders of the Company, assuming, among other things, that (i) the Company will continue to make regular quarterly distributions at the Company's current rate of $0.29 per share; and (ii) there will be sufficient cash available to make such distributions.

      (vi) Cost savings: The CRIT Board considered the anticipated cost savings and operating efficiencies available to the Company from the Merger, particularly in the reduction of overhead expenses and the elimination of CRIT's advisory fee. The CRIT Board did not attempt to quantify those savings with precision. However, the advisory fee and general and administrative expenses in 1996 for CRIT were approximately $175,000 and $171,000, respectively, all of which can be viewed as potential overhead savings as a result of the Merger.

      (vii) Merger Agreement terms: The terms of the Merger Agreement, including the exchange ratio of shares and the equity interest in the Company to be received by CRIT's shareholders were considered. In this regard, the CRIT Board noted that the exchange ratio has been determined through arms-length negotiations, it fairly reflects the current market price of the stock of the two companies and it provides downside protection through the floating exchange ratio mechanism.

      (viii)Structure: In this regard, the CRIT Board viewed as favorable the fact that the Merger, as a "stock-for-stock" structure with a floating exchange ratio mechanism rather than a "cash-for-stock" transaction, will provide an opportunity for CRIT's shareholders to share in any future appreciation of the Company as well as enable CRIT's shareholders to convert their CRIT Shares into Lexington

            Common Stock on a tax-free basis. The Merger Agreement provides for a floating exchange ratio based upon a fraction of which the numerator is the Share Value and the denominator is the Lexington Common Stock Price, see "The Merger Agreement -- Conversion of Securities."

      (ix) Finite life of CRIT: The finite life of CRIT led the CRIT Board to the conclusion that a future liquidation of CRIT would be required in the year 2002 and would likely lead to less value realized for shareholders in view of the term of the Baxter Lease (as defined), which terminates in 2001. The Merger will provide an opportunity for CRIT shareholders to become shareholders in a REIT which is self-administered, has a larger number of properties and the capacity for future growth so that lease expiration can be better managed.


      (x) Outstanding indebtedness of CRIT: As of June 30, 1997, CRIT's outstanding mortgage indebtedness was approximately $15 million. Annual interest rates ranged from 8.875% to 9.5% and each of the three mortgage loans requires a balloon payment. The mortgages mature at various dates between March 1, 2000 and October 1, 2002 at which time the balloon payments, which total approximately $15 million, are due. Although the debt is generally at rates above that which would be achievable given the current interest rate environment and condition of the mortgage market, high prepayment premiums totalling approximately $1.0 million prevent a current refinancing. The loans would be difficult to refinance in the event that a tenant does not exercise its renewal option or otherwise renew its lease and a replacement tenant is not found in a timely fashion. In such case, it is possible that CRIT would be subject to foreclosure proceedings.


      (xi) McFarland Dewey Opinion: The CRIT Board considered the analyses, presentations and opinion of McFarland Dewey described below under "Opinion of the Financial Advisor of CRIT" that stated, as of the date of such opinion and based upon and subject to certain matters stated therein, that the consideration to be received by the holders of CRIT Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. In this respect, the CRIT Board considered McFarland Dewey's financial analyses in its overall evaluation of the Merger and viewed such analyses as favorable to its determination. The Board viewed McFarland Dewey's opinion as favorable to its determination based upon the McFarland Dewey's experience and expertise as a recognized investment banking and advisory firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements and valuation for estate, corporate and other purposes.

      The CRIT Board also considered certain potentially negative factors in its deliberations concerning the Merger:

      (i) The risk that the portfolios of the Company and CRIT may not be fully complementary as each of the tenants in the CRIT portfolio is rated on an investment grade category while the Company has some tenants which are not rated as such;

      (ii) The fact that, because the value of the Lexington Common Stock for purposes of calculating the ratio at which CRIT Shares will be converted is fixed when the Lexington Common Stock Price falls below $12.125, a decline in the value of the Lexington Common Stock below $12.125 would reduce the value of the consideration to be received by CRIT's shareholders in the Merger;


      (iii) The various conditions to the Company's obligations to consummate the Merger, including the declaring effective by the Securities and Exchange Commission of a registration statement covering the Lexington Common Stock to be issued in the merger, the receipt from each guarantor of any lease relating to CRIT's properties of an affirmation of the guarantee upon consummation of the Merger; the receipt of estoppel certificates from each of CRIT's tenants that there are no defaults under the leases, and the receipt of evidence that certain of CRIT's mortgage lenders have approved the assumption by Lexington of the mortgages on the CRIT properties. See The Merger Agreement -- "Conditions";

      (iv) The risk that the anticipated benefits of the Merger to CRIT shareholders may not be realized as a result of possible changes in the real estate market in general, the inability to achieve the anticipated reductions in expenses, the effect of the factors described in clause (i) above and the inability of the Company to access the capital markets in an efficient manner; and

      (v) The fact that if the Merger Agreement is terminated under certain circumstances, CRIT must pay the Company a termination fee of $700,000. See The Merger Agreement -- "Termination; Tenant Fees and Expenses." The CRIT Board recognizes that the inclusion of such provisions in the Merger Agreement could render it unlikely that a more attractive offer for the acquisition of CRIT would be presented to CRIT and its shareholders; however, the Board believes that, based on its efforts to find a buyer for CRIT, the Merger represents the best offer reasonably available to CRIT and its shareholders, that the inclusion of such a termination fee was a reasonable method to compensate the Company for expending significant time and money in negotiating and attempting to complete the Merger, and that the termination fee was within the range of fees payable in comparable transactions.


       In the view of CRIT's Board, the potentially negative factors considered were not sufficient, either individually or collectively, to outweigh the positive factors considered by the Board in its deliberations relating to the Merger. The CRIT Board considered the search process and analysis conducted by the Advisor to be thorough, and in view of the positive factors enumerated above and the enhanced liquidity which the Merger would afford the CRIT shareholders, who heretofore have not had access to an established public trading market for their CRIT shares, the Board concluded that the Merger was fair to, and in the best interests of, CRIT and its shareholders.


       As described above under the caption "Interests of Certain Persons in the Merger," the Advisor owns 10,000 CRIT Shares, which represents approximately 1% of the total number of CRIT shares issued and outstanding. The Advisor was also entitled to receive a termination fee of approximately $850,000 in connection with the consummation of the Merger, $789,000 of which the Adviser has waived if the Merger is consummated. The ownership of CRIT Shares and the right to receive a termination fee may be considered to be conflicts of interest of the Advisor. The CRIT Board was aware of these conflicts in assessing the presentation of the Advisor, and approved payment of the termination fee to the Advisor. The Advisor has informed the Company that it intends to vote all of its CRIT Shares in favor of the Merger Proposal and Trust Proposal.

       In the event the Merger is not consummated for any reason, CRIT intends to continue to manage its properties in the near term in the manner in which it has heretofore. In addition, CRIT may seek another strategic combination, assuming the Trust Amendment Proposal is adopted by the shareholders, or the sale of all or substantially all of its assets in one transaction or a series of transactions. The CRIT Board believes there are no feasible alternatives to the Merger available to CRIT at the present time that are likely to result in greater shareholder value.

       BY UNANIMOUS VOTE, THE CRIT BOARD DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, CRIT AND ITS SHAREHOLDERS, APPROVED THE MERGER AND AUTHORIZED CRIT TO ENTER INTO THE MERGER AGREEMENT AND CONSUMMATE THE TRANSACTIONS CONTEMPLATED THEREBY. THE CRIT BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF CRIT APPROVE THE MERGER PROPOSAL.

OPINION OF FINANCIAL ADVISOR TO CRIT

       CRIT retained McFarland Dewey & Co. ("McFarland Dewey") to provide a fairness opinion in connection with the Merger and related matters based upon McFarland Dewey's qualifications, reputation and expertise. No limitations were imposed by the CRIT Board upon McFarland Dewey with respect to the investigations made or the procedures followed by McFarland Dewey in rendering its opinion. At the May 28, 1997 meeting of the CRIT Board, McFarland Dewey rendered an oral opinion to the CRIT Board that, as of such date and subject to the considerations expressed to the CRIT Board, the Merger consideration to be received by the public holders of CRIT Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. McFarland Dewey confirmed its oral opinion by delivery of a written opinion dated as of May 29, 1997.

       THE FULL TEXT OF THE MCFARLAND DEWEY OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF CRIT SHARES ARE URGED TO, AND SHOULD, READ THE MCFARLAND DEWEY OPINION CAREFULLY AND IN ITS ENTIRETY. THE MCFARLAND DEWEY OPINION IS DIRECTED TO THE CRIT BOARD AND ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY THE PUBLIC HOLDERS OF CRIT SHARES PURSUANT TO THE MERGER AGREEMENT, AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF CRIT SHARES AS TO HOW TO VOTE AT THE CRIT SPECIAL MEETING. THE SUMMARY OF THE MCFARLAND DEWEY OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION ATTACHED.


       In arriving at its opinion, McFarland Dewey (i) analyzed certain publicly available financial statements and other information of CRIT, (ii) analyzed certain internal financial statements and other financial and operating data concerning CRIT prepared by the management of CRIT, (iii) analyzed certain financial projections prepared by the management of CRIT, (iv) discussed the past and current operations and financial condition and prospects of CRIT and certain of its real property assets with James C. Cowles, Chairman of CRIT and Mr. Jon Kline, a representative of the Advisor, (v) reviewed the reported prices and trading activity of the CRIT Shares, (vi) analyzed certain publicly available financial statements and other information of the Company, (vii) discussed the past and current operations and financial condition and prospects of the Company and certain of its real property assets with E. Robert Roskind and T. Wilson Eglin, Chairman and President, respectively, of the Company,
(viii) reviewed the reported prices and trading activity of the Lexington Common Stock, (ix) compared the financial performance of the Company and the prices and trading activity of the Lexington Common Stock with those of certain comparable publicly-traded companies and their securities, and (x) performed such other analyses as McFarland Dewey deemed appropriate.


       In rendering its opinion, McFarland Dewey assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by McFarland Dewey for the purposes of its opinion. With respect to the projected financial information, McFarland Dewey assumed that such information has been reasonably prepared on bases reflecting the best then available estimates and judgments of the future financial performance of CRIT. McFarland Dewey did not make any independent valuation or appraisal of the assets or liabilities of CRIT or of the Company, and was supplied an independent third party appraisal of CRIT properties. The McFarland Dewey opinion rendered on May 29, 1997 is necessarily based on economic, market and other conditions as in effect on, and the information made available to McFarland Dewey as of, such date.

       In arriving at its opinion, McFarland Dewey was not authorized to solicit, and did not solicit interest from any party with respect to the acquisition of CRIT or any of its assets, nor did McFarland Dewey negotiate with any party with respect to the possible acquisition of CRIT or any of its assets.


       At the meeting of the CRIT Board, McFarland Dewey presented certain financial analyses accompanied by written materials in connection with the delivery of its fairness opinion. The following is a summary of the material financial and comparative analyses performed by McFarland Dewey in arriving at its May 29, 1997 opinion. The opinion assumed $700,000 of the $18.15 million total consideration to be paid by Lexington would be paid in cash and applied toward transaction expenses, as permitted by the Merger Agreement. See "The Merger Agreement - Conversion of Securities." The following analyses therefore assumed that the purchase price per share for the CRIT Shares was $17.26. McFarland Dewey arrived at this amount by dividing $17.45 million (which represented the $18.15 million total consideration minus the $700,000 assumed to be applied from this consideration toward transaction expenses) by the 1,010,776 CRIT Shares outstanding. Subsequent to the meeting date, the Advisor waived substantially all of its termination fee under its Advisory

Agreement. As a consequence of such waiver, CRIT management currently anticipates that all or substantially all of the $18.15 million will be applied to the Stock Consideration.

    SELECTED COMPARABLE PUBLIC COMPANIES ANALYSIS


       Using publicly available information, McFarland Dewey compared selected historical and projected financial, operating and stock market performance data of CRIT and the Company with corresponding data of certain publicly-traded companies that McFarland Dewey considered comparable in certain respects with those of CRIT and the Company for purposes of this analysis. The comparable companies consisted of net leased REITs. McFarland Dewey considered CRIT and the Company in relation to a set of comparables which consisted of Commercial Net Lease Realty, Franchise Financial Corp., Golf Trust of America, National Golf Properties, TriNet Corporate Realty Trust, Realty Income Trust, and Hospitality Properties Trust (the "Net Leased Comparables"). The ratios of the common stock trading price to Funds From Operations per share (each, an "FFO Multiple") for 1996 and 1997 for the Net Leased Comparables were based on Funds From Operations per share as reported by the companies, if available, and as estimated and published by First Call Corporation, an industry service provider of earnings estimates published by various investment banking firms and further estimated by McFarland Dewey using closing stock prices as of May 24, 1997. Funds From Operations estimates for CRIT for 1997 were based on internal projections. McFarland Dewey noted that the price offered by the Company for each share of the CRIT Shares represented 10.2x and 10.1x CRIT's reported 1996 and estimated 1997 Funds From Operations per share, respectively, below the average FFO Multiples of the Net Leased Comparables of 12.0x and 11.7x for 1996 and 1997, respectively. McFarland Dewey noted that CRIT's market capitalization of approximately $27 million was the smallest of all the Net Leased Comparables and 12.3% of the next largest Net Leased Comparable. CRIT's leverage of 57.2% was higher than that of all the Net Leased Comparables. As a result of the foregoing, McFarland Dewey determined that CRIT could be viewed negatively by the public relative to the Net Leased Comparables.



       McFarland Dewey compared the Company's FFO Multiple with the median FFO Multiple for the Net Leased Comparables. The FFO Multiple for the Company for the year ending December 31, 1996 was based on reported Funds From Operations, and for the year ended December 31, 1997 the FFO Multiple was based on the projected Funds From Operations. In calculating the FFO Multiples for the periods, McFarland Dewey noted that the Company's 1996 FFO Multiple of 8.9x and 1997 FFO Multiple of 8.9x were lower than the average FFO Multiples of the Net Leased Comparables of 12.0x and 11.7x for 1996 and 1997. McFarland Dewey noted that the Company's leverage of 56.0% was higher than all the Net Leased Comparables and that as a result the Company may have a lower FFO Multiple relative to the Net Leased Comparables.


    STOCK TRADING HISTORY

       McFarland Dewey reviewed the history of trading prices and volume for the CRIT Shares and the Lexington Common Stock. The Company was viewed in relation to the Standard & Poor's 400 Index and an index composed of the Net Leased Comparables. McFarland Dewey noted that the CRIT Shares trade infrequently and that the Company's historical stock price performance since May 17, 1996 was approximately 9.0% lower than that of Net Leased Comparables. However, McFarland Dewey noted that the Lexington Common Stock will provide CRIT shareholders with more liquidity.

    CONTRIBUTION ANALYSIS

       McFarland Dewey reviewed CRIT's financial contribution to the Company on a projected pro forma basis. On a pro forma basis, CRIT shareholders would be receiving approximately 8.8% of the ownership in the Company based on an Exchange Ratio of 1.315 as of such time and could receive as high as 9.5% and as low as 8.2% based upon the Share Value as of such time. Based on CRIT management's financial projections for 1997, CRIT would have contributed 7.3% of the Funds From Operations of the Company. McFarland Dewey noted that CRIT's shareholders would receive a greater percentage of the stock than would theoretically be indicated by their contribution of Funds From Operations.

    PRO FORMA MERGER ANALYSIS

       McFarland Dewey performed an analysis of the effect of the Merger on the Company's Funds From Operations per share for the projected years ending December 31, 1997 through December 31, 1998, which assumed that the Merger had been consummated on January 1, 1997. McFarland Dewey combined the projected operating results of CRIT and the Company to arrive at a combined projected Funds From Operations. McFarland Dewey then compared the combined Funds From Operations per share with the Company's stand-alone Funds From Operations per share to determine the projected pro forma impact of the Merger. This analysis indicated that the Company's Funds From Operations per share on a pro forma basis in each of 1997 through 1998 would most likely be higher than the stand-alone projections for the Company of Funds From Operations for each year were the Merger not to occur. McFarland Dewey noted that the Merger would result in a dividend increase of approximately 9.3% for CRIT shareholders, based on the Company's maintenance of its then current $0.29 quarterly dividend per share and the Exchange Ratio of 1.315, and could increase by a maximum of 17.9% and a minimum of 1.4% based upon the Share Value.


       McFarland Dewey noted that the Merger would result in a slight decrease in the leverage ratios for the Company. Specifically, the Company's ratio of Debt to Book Capitalization as of December 31, 1996 would decrease from 67.0% to 65.4% on a pro forma basis.


    DISCOUNTED CASH FLOW ANALYSIS


       McFarland Dewey also performed discounted cash flow analyses (i.e., an analysis of the present value of the projected cash flows for the periods using the discount rates indicated) of CRIT based upon projections for the years 1997 through 2001, inclusive, using discount rates reflecting a weighted average cost of capital ranging from 10% to 11% and terminal value multiples in calendar year 2001 ranging from 10x to 11x. McFarland Dewey observed that the offer for the CRIT Shares of $17.26 was within the ranges of values ($16.58 to $18.31) implied by the discounted cash flow analysis.


    PRECEDENT TRANSACTIONS ANALYSIS

       An analysis was conducted of the stock-for-stock mergers involving public REITs consummated since 1995. As there have been no prior Net Leased REIT mergers, McFarland Dewey does not believe that this type of analysis provides a reliable comparison to the Merger or that such analysis regarding REIT mergers is significant to McFarland Dewey's determination that the price is fair to the public holders of the CRIT Shares from a financial point of view.

       McFarland Dewey, however, compared certain financial ratios of the Merger with those of selected other mergers and strategic transactions involving REITs which McFarland Dewey deemed to be reasonably comparable to the Merger. These transactions (acquiree/acquiror) included Union Property Investors/Kranzco Realty, Retail Properties Investors/Glimcher Realty, Crocker Realty Trust/Highwoods Property and Copley Properties/East Group Properties.


      Using publicly available information, McFarland Dewey calculated the premium of the implied offer value per share relative to the acquired company's stock price on the day before announcement of the respective transaction and the implied offer value per share for the acquired company, as of the day before the announcement of the respective transaction, as a multiple of the projected FFO per share for such company. This analysis yielded a range of premiums from 10.55 to 11.4% with a mean of 10.9% and a range of transaction multiples of 11.8x to 14.4x with a mean of 12.9x. The Merger's premium, based upon the most recent trade of which CRIT had knowledge, was 51.3% and the transaction multiple was 10.2x.

      INDEPENDENT THIRD PARTY APPRAISAL

      McFarland Dewey noted that the appraisals provided by an independent third party did not include certain costs, such as transfer taxes and refinancing costs, which would be incurred by CRIT if it were to sell the properties in individual transactions. Utilizing the appraisal values from the independent third party and management's estimate of the costs which would be incurred in connection with the sale of the properties, McFarland Dewey calculated that the proceeds available for distribution to the CRIT shareholders upon a liquidation would be approximately $16.93 per share.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. McFarland Dewey believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, McFarland Dewey may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting for any particular analysis described above should not be taken to be McFarland Dewey's view of the actual value of CRIT and the Company.

      In performing its analyses, McFarland Dewey made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CRIT and the Company. The analyses performed by McFarland Dewey are not necessarily indicative of actual value, which may be significantly more than or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of McFarland Dewey's analysis of whether the Merger consideration to be received by the public holders of the CRIT Shares is fair from a financial point of view to such holders, and were conducted in connection with the delivery of the McFarland Dewey opinion. The analyses do not purport to be appraisals or to reflect the prices at which CRIT might actually be sold. Because such estimates are inherently subject to uncertainty, none of CRIT, McFarland Dewey, or any other person assumes responsibility for their accuracy. The McFarland Dewey analyses described above should not be viewed as determinative of the opinion of the CRIT Board or the management of CRIT with respect to the value of CRIT or of whether McFarland Dewey would have rendered an opinion of fairness with respect to, or the CRIT Board or the management of CRIT would have been willing to agree to, any consideration other than the Merger consideration.

      The CRIT Board retained McFarland Dewey based upon its experience and expertise. McFarland Dewey is a recognized investment banking and advisory firm. As part of its investment banking business, McFarland Dewey is regularly engaging in the valuation of businesses and securities in connection with mergers and acquisitions, private placements and valuation for estate, corporate and other purposes.

      Pursuant to a letter agreement dated May 8, 1997, CRIT paid McFarland Dewey a fee of $100,000 upon the delivery of its opinion. The fee paid to McFarland Dewey was not contingent upon the contents of the opinion delivered. In addition, CRIT has agreed to reimburse McFarland Dewey for its reasonable out-of-pocket expenses and to indemnify McFarland Dewey and its affiliates against certain liabilities and expenses, including liabilities arising under federal securities laws.

ACCOUNTING TREATMENT

      The Merger will be treated as a purchase in accordance with Accounting Principles Board Opinion No. 16. The fair market value of the consideration given by the Company in the Merger will be used as the valuation basis of the Merger. The assets and liabilities of CRIT will be revalued to their respective fair market values at the Effective Time. The consolidated financial statements of the Company will include the results of operations of CRIT from the Effective Time.

NO APPRAISAL RIGHTS

       Holders of CRIT Shares are not entitled to dissenters' rights of appraisal under CRIT's Declaration of Trust or under the laws of the Commonwealth of Massachusetts in connection with the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

       Certain members of the CRIT management and the CRIT Board may be deemed to have interests in the Merger, as described in this section. These include provisions in the Merger Agreement providing indemnification rights to such officers, trustees and other parties under certain conditions. The Merger Agreement provides that CRIT shall, and the Company shall, after the Effective Time, indemnify and hold harmless trustees, officers, employees, fiduciaries or agents of CRIT against any liabilities in connection with any threatened or actual claim or investigation based on or pertaining to such persons' position as trustees, officers or employees or agents of CRIT, whether asserted or arising before or after the Effective Time, and liabilities based on or pertaining to the Merger Agreement or the transactions contemplated thereby, to the extent permitted by law or the Declaration of Trust of CRIT. After the Effective Time, for a period of six years thereafter, the Company will fulfill the obligations of CRIT pursuant to the Declaration of Trust as in effect on the date of the Merger Agreement. See "The Merger Agreement -- Indemnification."

       As of the Record Date, the Advisor owned 10,000 CRIT Shares, which the Advisor intends to vote in favor of the Merger. James C. Cowles is Trustee, Chairman, President and Treasurer of CRIT and is Chairman and President of the Advisor. Pursuant to the Advisory Agreement with CRIT, the Advisor is entitled to receive a termination fee of approximately $850,000 in connection with the consummation of the Merger. However, the Advisor has determined unconditionally to waive approximately $789,000 of such fee, with the remaining $61,000 to be payable by CRIT at the Effective Time. The Advisor agreed to waive such amount to increase the consideration payable to CRIT shareholders in connection with the Merger. The amount of the fee will effectively reimburse the Advisor for an identical amount paid during 1997 by the Advisor to Antony E. Monk, a former trustee and officer of CRIT and the former president of the Advisor who resigned from those positions in 1992, in connection with the termination of a Management and Consulting Services Agreement among the Advisor, Smith Barney, Harris, Upham & Co., Monk and Hadley Page Ellis, Inc., a corporation whose sole shareholder is Mr. Monk, pursuant to which Hadley provided advice with respect to the selection, financing, refinancing, leasing and disposition of properties. In addition, Hadley will receive a $250,000 finder's fee from the Company upon consummation of the Merger.

                        THE MERGER AGREEMENT (PROPOSAL 1)

       The following is a brief summary of the material provisions of the Merger Agreement, a copy of which is attached as Annex A to this Proxy Statement/Prospectus and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement. Shareholders of CRIT are urged to read the Merger Agreement in its entirety for a more complete description of the Merger.

THE MERGER

       The Merger Agreement provides that, following the approval and adoption of the Merger Agreement by the CRIT shareholders and the satisfaction or waiver of the other conditions to the Merger, CRIT is to be merged with and into the Company, with the Company continuing as the surviving corporation (the "Surviving Corporation").

       If all such conditions to the Merger are satisfied or waived, the Merger will be completed pursuant to Chapter 182 of the Massachusetts General Laws (the "MGL") and Section 3-114 of the Maryland General Corporation Law (the "MGCL") and will become effective upon the acceptance for record of the Articles of Merger by the State Department of Assessments and Taxation of Maryland in accordance with the MGCL or at such time thereafter which CRIT and the Company have agreed upon and designated in such filing in accordance with applicable law as the effective time of the Merger.

CONVERSION OF SECURITIES

       Upon consummation of the Merger, pursuant to the Merger Agreement, the Company will issue shares of Lexington Common Stock in exchange for all CRIT Shares at the Effective Time. Each issued and outstanding CRIT Share (other than shares owned by CRIT as treasury shares or by the Company or any of the Company's subsidiaries, all of which will be cancelled) will be converted into the right to receive a number of shares of Lexington Common Stock equal to a fraction, the numerator of which is the Share Value and the denominator of which is the Lexington Common Stock Price (collectively, the "Stock Consideration"). If any holder of CRIT Shares would be entitled to receive a number of Lexington Common Stock that includes a fraction, then, in lieu of a fractional share, such holder will be entitled to receive cash in an amount equal to such fractional part of a share of Lexington Common Stock multiplied by the Lexington Common Stock Price.


       The "Lexington Common Stock Price" means an amount equal to the average of the closing sales prices of the Lexington Common Stock on the NYSE during the twenty consecutive trading days ending on the fifth business day immediately preceding the Meeting; provided, however, that in the event the Lexington Common Stock Price is (i) greater than $14.125, then, for purposes of determining the Stock Consideration, the Lexington Common Stock Price shall be deemed to be $14.125, and (ii) in the event the Lexington Common Stock Price is less than $12.125, then, for purposes of determining the Stock Consideration, the Lexington Common Stock Price shall be deemed to be $12.125. The "Share Value" will equal the quotient obtained by dividing (A) an amount equal to (y) $18.15 million minus (z) the amount of the Cash Payment (as defined below), if any, which CRIT shall elect to receive from the Company (up to $1,000,000) and apply toward the payment of CRIT's obligations, by (B) the total number of CRIT Shares issued and outstanding immediately prior to the Effective Time (subject to adjustments). The "Share Value" as of the date of this Proxy Statement/Prospectus is $17.96 per share, which assumes that CRIT will elect to receive no Cash Payment. The stock consideration will be appropriately adjusted to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Lexington Common Stock occurring prior to the Effective Time, or to reflect the effect of any merger, consolidation or other transaction involving the Company which would affect the Lexington Common Stock or its listing on the NYSE.


       The Merger Agreement authorizes CRIT, at its option, to direct that up to $1,000,000 in cash (the "Cash Payment") be deducted from the $18.15 million in consideration to be paid by Lexington in connection with the Merger, and be available for use by the Advisor to pay and discharge obligations of CRIT that Lexington will not be responsible to assume in the Merger. The Merger Agreement further provides that, in the event any such amount is requested by CRIT and applied toward the payment of its obligations, any unexpended balance will be paid to the CRIT shareholders at a later time. One such obligation of CRIT that would not be assumed by Lexington would have been a termination fee in the approximate amount of $850,000 payable by CRIT to the Advisor pursuant to the Advisory Agreement; however, the Advisor has determined to waive $787,000 of such termination fee, with the remaining $61,000 to be payable by CRIT at the Effective Time. See "The Merger Interests of Certain Persons in the Merger." As a consequence, management of CRIT believes that CRIT will have sufficient cash on hand at the effective time of the Merger to satisfy those obligations of CRIT that Lexington will not be responsible for after the Merger, and currently anticipates that all or substantially all of the $18.15 million in consideration provided for in the Merger Agreement will be applied to the Stock Consideration to be received by the CRIT shareholders in the Merger.

       Promptly after the Effective Time, Chase Mellon Shareholder Services LLC (the "Exchange Agent") will mail transmittal forms and exchange instructions to each holder of record of CRIT Shares to be used to surrender and exchange certificates evidencing CRIT Shares for certificates evidencing the Lexington Common Stock to which such holder has become entitled. After receipt of such transmittal forms, each holder of certificates formerly representing CRIT Shares will be able to surrender such certificates to the Exchange Agent, and each such holder will receive in exchange therefor certificates, evidencing the number of whole shares of Lexington

Common Stock to which such holder is entitled and any cash which may be payable in lieu of a fractional share of Lexington Common Stock. Such transmittal forms will be accompanied by instructions specifying other details of the exchange. CRIT SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL FORM.

       After the Effective Time, each certificate evidencing CRIT Shares, until so surrendered and exchanged, will be deemed, for all purposes, to evidence only the right to receive the number of whole shares of Lexington Common Stock which the holder of such certificate is entitled to receive and the right to receive any cash payment in lieu of a fractional share of Lexington Common Stock. The holder of such unexchanged certificate will not be entitled to receive any dividends or other distributions, if any, payable by the Company until the certificate has been exchanged. Subject to applicable laws, such dividends and distributions, together with any cash payment in lieu of a fractional share of Lexington Common Stock, will be paid without interest.

REPRESENTATIONS AND WARRANTIES

       The Merger Agreement contains various customary representations and warranties relating to, among other things, (a) the due organization, valid existence and good standing of each of CRIT and the Company and certain similar corporate matters; (b) the capital structure of each of CRIT and the Company;
(c) the authorization, execution, delivery and enforceability of the Merger Agreement, the consummation of the transactions contemplated by the Merger Agreement and related matters; (d) conflicts under organizational documents, required consents or approvals and violations of any instruments or law; (e) documents and financial statements filed by each of CRIT and the Company with the Commission and the accuracy of information contained therein; (f) undisclosed liabilities; (g) the absence of certain material adverse changes or events; (h) taxes, tax returns and audits; (i) properties; (j) contracts and commitments; (k) litigation; (l) environmental matters, hazardous materials and hazardous materials activities; (m) leases; (n) affiliated transactions; (o) the accuracy of information supplied by each of CRIT and the Company in connection with the Registration Statement and this Proxy Statement/Prospectus; (p) employees; and (q) opinion of financial advisor.

CERTAIN COVENANTS AND AGREEMENTS

       Pursuant to the Merger Agreement, CRIT has agreed, among other things, that during the period from the date of the Merger Agreement until the Effective Time, except as otherwise consented to in writing by the Company or as contemplated by the Merger Agreement, CRIT will: (a) preserve intact its business organizations and goodwill; (b) notify and confer with the Company on operational matters of materiality, proposals to engage in material transactions and material adverse conditions; (c) deliver copies of any documents filed with the Commission; (d) conduct its operations in the ordinary course; (e) not acquire additional real property, incur additional indebtedness, encumber assets or commence construction of any other type of real estate projects; (f) not issue any shares of its capital stock, grant any option, warrant, conversion right to acquire any shares of its capital stock; (g) not increase any compensation or enter into or amend any employment agreement with its officers or trustees or retain any person as an employee; (h) not adopt any employee benefit plan; (i) not to dispose of any of its properties; (j) not make any loans; (k) not pay any claims, liabilities or obligations other than in the ordinary course of business; (k) not enter into any commitment in excess of $25,000; (l) not enter into any commitment with any officer, trustee, consultant or affiliate of CRIT; and (m) not effect any material change in any lease or occupancy agreement currently in effect, renew or extend the term of any lease, enter into any new lease or cancel or terminate any lease. CRIT may declare regular quarterly dividends and pay a special dividend within 30 days prior to the Effective Time in an aggregate amount up to the amount of cash at hand at the time of such declaration; provided, however, that CRIT may only make such payment after reserving a sufficient amount of cash necessary to pay those expenses for which it is responsible under the Merger Agreement. On or about August 15, 1997, CRIT paid a quarterly dividend of $.35 per share for the quarter ending June 30, 1997 to shareholders of record of CRIT as of June 30, 1997.

       Pursuant to the Merger Agreement, the Company has agreed, among other things, that during the period from the date of the Merger Agreement until the Effective Time, except as otherwise consented to in writing by

CRIT or as contemplated by the Merger Agreement, the Company will: (a) preserve intact its business organizations and goodwill; (b) notify CRIT in the event the employment of certain members of senior management terminates; and (c) deliver copies of any documents filed with the Commission.

NO SOLICITATION

       The Merger Agreement provides that CRIT will not, directly or indirectly, through any officer, trustee, employee, representative or agent of CRIT, (i) solicit or initiate any inquiries or proposals regarding any merger, sale of substantial assets, sale of shares of beneficial interest (including without limitation by way of a tender offer for 15% or more of the outstanding CRIT Shares) or similar transactions involving CRIT other than the Merger (any of the foregoing inquiries or proposals being referred to in the Merger Agreement as an "Acquisition Proposal"), (ii) except as otherwise required by CRIT's Declaration of Trust or applicable law, engage in negotiations concerning, or provide any nonpublic information to any person relating to, any Acquisition Proposal, or
(iii) agree to, approve, or recommend any Acquisition Proposal; provided, however, that nothing contained in the Merger Agreement shall prevent the CRIT Board from (A) considering, negotiating, discussing, approving and recommending to the shareholders of CRIT a bona fide Acquisition Proposal not solicited in violation of the Merger Agreement, if, and only to the extent that, the CRIT Board determines in good faith (upon advice of outside counsel) that it is required to do so in order to discharge properly its fiduciary duties or (B) complying with Rules 14e-9 and 14e-2 promulgated under the Exchange Act with regard to any Acquisition Proposal.

       CRIT is required to notify the Company after receipt of any Acquisition Proposal, or any modification of or amendment to any Acquisition Proposal.

INDEMNIFICATION

       The Merger Agreement provides that CRIT shall, and after the Effective Time, the Surviving Corporation shall, indemnify and hold harmless each person who was as of the date of the Merger Agreement or has been at any time prior to the date thereof, or who becomes prior to the Effective Time, a trustee, officer, employee, fiduciary or agent of CRIT against all losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, or pertaining to the fact that such person is or was a trustee, officer or employee or agent of CRIT, whether asserted or arising before or after the Effective Time ("Indemnified Liabilities"), and all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case to the full extent permitted by law or the Declaration of Trust of CRIT. After the Effective Time, for a period of six years after the Effective Time, the Surviving Corporation will fulfill and honor in all respects the obligations of CRIT pursuant to the Declaration of Trust of CRIT or similar organizational documents as in effect as of the date of the Merger Agreement.

CONDITIONS

       The respective obligations of CRIT and the Company to effect the Merger are subject to the following conditions, among others: (a) the Merger Proposal and the Trust Amendment Proposal authorizing the Merger shall have been approved by the CRIT shareholders; (b) neither of the parties shall be subject to any order, ruling or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by the Merger Agreement; (c) the Registration Statement shall have been declared effective and shall not be the subject of a stop order or proceeding seeking a stop order; (d) the approval for the listing of the shares of Lexington Common Stock to be issued in the Merger on the NYSE subject to official notice of issuance; (e) all material consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board, other regulatory body or third parties required to be made or obtained by the Company, CRIT and any affiliated entities in connection with the Merger Agreement shall have been obtained or made, (f) the accuracy in all material respects of the representations and warranties of the other party set forth in the Merger Agreement; (g) the performance in all material respects of all obligations of the other party required to be performed under the Merger Agreement; (h) receipt by CRIT and the Company, respectively, of the opinion of counsel to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization qualifying under the provisions of Sections 368(a) of the Code (see "Merger -- Certain Federal Income Tax Consequences"); (i) receipt by the Company of estoppel certificates that all Leases (as defined in the Merger Agreement) are in full force and effect and there are no defaults thereunder; (j) receipt by the Company of Affiliate Letters (as defined in the Merger Agreement); (k) none of the Properties (as defined in the Merger Agreement) shall have been encumbered by any lien, easement, covenant, restriction or other title matter not reflected on the Title Policies (as defined in the Merger Agreement) for the related property other than those title matters set forth on title reports delivered to the Company;
(l) CRIT shall have paid any real estate transfer or similar taxes incurred in connection with the Merger which are payable in connection with filing a certificate of merger or quitclaim deed, but not otherwise; (m) the Company shall have received evidence that CRIT's mortgage lenders have approved the assumption by the Company of the mortgages on each of CRIT's properties; (n) each guarantor of any lease relating to any of CRIT's properties shall have agreed to the continuing effectiveness of such guarantee upon confirmation of the Merger; and (o) the Company shall have received a certain survey and back-up documentation with respect to the CRIT property located in Virginia.

TERMINATION; TERMINATION FEES AND EXPENSES

       The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval and adoption of the Merger Agreement by the shareholders of CRIT:

           (a) by mutual written consent of CRIT and the Company;

           (b) by either CRIT or the Company if the Merger shall not have been consummated on or before November 30, 1997 (provided that the right to terminate the Merger Agreement under this clause shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date);

           (c) by either CRIT or the Company if any United States federal or state court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate shall have used its best efforts to appeal such order, decree, ruling or other action;

           (d) by CRIT, if (i) the Merger Agreement and the transactions contemplated thereby shall have failed to receive the requisite vote for approval and adoption by the shareholders of CRIT upon the holding of a duly convened shareholder meeting or (ii) within ten days after receipt of notice from the Company of any Material Structural Change (as defined in the Merger Agreement);

           (e) by CRIT or the Company, if there has been a material breach of any representation, warranty, covenant or agreement on the part of the other party set forth in the Merger Agreement, in either case such that the conditions set forth in the Merger Agreement relating to (i) the accuracy of representations and warranties and (ii) the performance of all agreements and covenants, as the case may be, would be incapable of being satisfied by November 30, 1997; provided, however, that, in any case, a willful breach shall be deemed to cause such conditions to be incapable of being satisfied;

           (f) by the Company if (i) the CRIT Board shall have withdrawn, amended, modified or changed its approval or recommendation of the Merger Agreement or any of the transactions contemplated thereby in a manner adverse to the Company or shall have resolved to do so; (ii) the requisite vote of shareholders shall not have been obtained at a duly held meeting on or prior to October 1, 1997; or (iii) the CRIT Board shall have recommended that shareholders of CRIT accept or approve an Acquisition Proposal by a person other than the Company (or CRIT or the CRIT Board shall have resolved to do such) or a tender offer or exchange offer for

15% or more of the outstanding CRIT Shares is commenced (other than by the Company) and the Board of Trustees recommends that the shareholders of CRIT tender their shares in such tender or exchange offer;

           (g) by CRIT (i) if the Board of Trustees recommends to CRIT's shareholders approval or acceptance of an Acquisition Proposal by a person other than the Company, but only in the event that the CRIT Board, after consultation with and based upon the advice of legal counsel, has determined in good faith that such action is necessary for the CRIT Board to comply with its fiduciary duties to its shareholders under applicable law or (ii) if the average closing sales price of Lexington Common Stock on the NYSE on twenty trading days ending on the fifth business day immediately preceding the date of the Meeting is equal to or less than $11.125, without any liability on the part of CRIT; or

           (h) by the Company if (i) any tenant of CRIT shall have filed a petition commencing a voluntary case concerning such tenant under any chapter of Title 11 of the United States Code entitled "Bankruptcy," or an involuntary case shall be commenced against such tenant under any such chapter and relief is ordered against such tenant or the petition is controverted but is not dismissed within sixty days after the commencement of the case, or (ii) any of the CRIT properties shall have been substantially destroyed by fire or other casualty and the tenant under the affected CRIT property shall not be required to apply the casualty insurance proceeds to restore such property.

       In the event of any termination of the Merger Agreement by either CRIT or the Company as provided above, the Merger Agreement will become void and there will be no liability or obligation on the part of CRIT, the Company, or their respective affiliates, trustees, officers, directors, shareholders or affiliates, except to the extent that such termination results from the willful breach by a party of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, provided that the provisions described below relating to the payment of fees and expenses shall survive any such termination.

       Except as described below, whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except that, in addition to its own costs and expenses, CRIT will be responsible for and shall discharge prior to the Effective Time or from the proceeds of the Cash Payment all costs associated with environmental audits of CRIT properties, which audits have been received and approved by the Company, and all other closing costs including, but not limited to, survey charges, third party and governmental fees (except fees payable to the Commission and state "blue sky" fees, which shall be paid by the Company), charges and taxes, and the expenses of CRIT's attorneys, accountants and investment bankers, except as provided below; and, in addition to its own costs and expenses, the Company shall be responsible for the fees and expenses of its legal counsel, and engineering studies of CRIT properties with respect to the structural soundness of CRIT properties. Fees, incurred in relation to the printing costs of this Proxy Statement/Prospectus shall be shared equally by CRIT and the Company, provided that CRIT's portion of such costs shall not exceed $15,000; and (ii) restructuring or assumption or amendment fees payable to CRIT's lenders, provided that the Company's portion of such fees shall not exceed $30,000.

       CRIT is required to pay the Company a termination fee of $700,000 upon:
(i) the termination of the Merger Agreement by CRIT under the circumstances described in paragraph (g)(i) above; (ii) the termination of the Merger Agreement by the Company under the circumstances described in paragraph (f)(iii) above; or (iii) the termination of the Merger Agreement by the Company under the circumstances described in paragraph (f)(i) or (ii), and thereafter on or prior to the 60th day after the date of such termination, CRIT enters into a definitive agreement relating to any merger, consolidation, share exchange, sale of a substantial portion of its assets, liquidation or other similar extraordinary corporate transaction.

       Any fees payable as described above are required to be paid within five business days after the first to occur of the relevant termination events under paragraphs (g)(i) or (f)(iii) or the consummation of any such alternative transaction under paragraphs f(i) or f(ii).

AMENDMENT AND WAIVER

       The Merger Agreement may be amended at any time by action taken or authorized by the respective Board of Trustees and Board of Directors of CRIT and the Company, but after approval by the shareholders of CRIT of the matters presented in connection with the Merger to them, no amendment shall be made which by law requires further approval by such shareholders, without such further approval. CRIT and the Company, by action taken or authorized by their respective Board of Trustees and Board of Directors, may extend the time for performance of the obligations or other acts of the other parties to the Merger Agreement, may waive inaccuracies in the representations or warranties contained in the Merger Agreement and may waive compliance with any agreements or conditions contained in the Merger Agreement.


             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

       The following discussion is a summary of the material United States federal income tax consequences of the Merger. However, this discussion does not address all aspects of United States federal income taxation that may be relevant to CRIT shareholders in light of their particular circumstances or to certain types of shareholders subject to special treatment under the United States federal income tax laws (such as dealers in securities, tax-exempt organizations, life insurance companies, other financial institutions, partnerships or other pass-through entities, regulated investment companies and foreign taxpayers). No foreign, state or local income tax considerations, or United States federal, state, local or foreign estate, gift or other non-income tax considerations are addressed herein.

       CRIT SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

       A condition precedent to CRIT's obligation to effect the Merger is the receipt from Day, Berry & Howard of an opinion of counsel, based in part on representations of CRIT, the Company and certain CRIT shareholders, to the effect that the Merger will be treated for United States federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). A condition precedent to the Company's obligation to effect the Merger is the receipt from Paul, Hastings, Janofsky & Walker LLP of an opinion of counsel, based in part on representations of CRIT, the Company and certain CRIT shareholders, to the effect that the Merger will be treated for United States federal income tax purposes as a tax-free reorganization under Section 368(a) of the Code.

       The following summary is based upon the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practices, all as in effect on the date hereof, and is not binding on the Internal Revenue Service ("IRS"), which is not precluded from adopting a contrary position. No ruling has been or will be sought from the IRS concerning the United States federal tax consequences of the Merger. In addition, there can be no assurance that future legislation, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could result in tax consequences of the Merger to the Company, CRIT and/or CRIT shareholders that are different from those described in this summary.

       Under current law, subject to the limitations and qualifications referred to herein, and assuming that the Merger and related transactions will take place as described herein and in the Merger Agreement:

             (i) The Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and the Company and CRIT will each be a party to a reorganization within the meaning of Section 368(b) of the Code;

             (ii) No gain or loss will be recognized by the Company or CRIT in the Merger;

           (iii) No gain or loss will be recognized by CRIT shareholders upon their receipt of shares of Lexington Common Stock in exchange for their CRIT Shares;

            (iv) A CRIT shareholder who receives cash in lieu of a fractional interest in a share of Lexington Common Stock will be treated as having first received and then exchanged for cash such fractional interest and, therefore, will recognize gain or loss equal to the difference between the amount of such cash and the tax basis allocable to such fractional interest. Such gain or loss will constitute capital gain or loss if such CRIT Shareholder's CRIT Shares are held as capital assets at the effective time of the Merger;

             (v) The tax basis of the shares of Lexington Common Stock received by a CRIT shareholder in the Merger will equal the tax basis of such shareholder's CRIT Shares exchanged in the Merger, reduced by the tax basis allocable to any fractional interest in a share of Lexington Common Stock treated as having been received and exchanged for cash; and

           (vi) The holding period of the shares of Lexington Common Stock received by a CRIT shareholder in exchange for such shareholder's CRIT Shares will include the holding period of such shareholder's CRIT Shares so exchanged.

       THE DISCUSSIONS SET FORTH BELOW UNDER THE HEADINGS "TREATMENT OF THE COMPANY AS A REIT," "TAXATION OF TAXABLE SHAREHOLDERS," "TAXATION OF FOREIGN SHAREHOLDERS," "TAXATION OF TAX-EXEMPT SHAREHOLDERS," "TAXATION OF REINVESTED DIVIDENDS" AND "OTHER TAX CONSIDERATIONS" ADDRESS ONLY FEDERAL INCOME TAX ASPECTS OF REIT OPERATORS. THEY DO NOT ADDRESS ANY STATE, LOCAL OR FOREIGN TAX ASPECTS OF REIT OPERATIONS. THE DISCUSSIONS ARE BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL THE FOREGOING AUTHORITIES ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING ACCURACY OF THIS DISCUSSION. ANY SUCH CHANGE MAY OR MAY NOT BE RETROACTIVE AND COULD AFFECT THE QUALIFICATION AND TAXATION OF THE COMPANY AS A REIT. EACH HOLDER OF CRIT SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE OWNERSHIP OF SHARES OF LEXINGTON COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

Treatment of the Company as a REIT

       General. The Company and CRIT elected to be taxed as REITs under Sections 856 through 860 of the Code effective for their taxable years ended December 31, 1993, and December 31, 1990, respectively. The Company and CRIT each believes that it was organized, and has operated, in such a manner so as to qualify for taxation as a REIT under the Code, and the Company intends to conduct its operations so as to continue to qualify for taxation as a REIT. No assurance, however, can be given that the Company and CRIT have operated in a manner so as to qualify, or that the Company will be able to operate in such a manner so as to remain qualified, as a REIT. The following is a general summary of the requirements for qualification as a REIT and the United States federal income tax treatment of a REIT and its shareholders. Qualification and taxation as a REIT depend upon the Company's ability to meet, through actual annual operating results, the required distribution levels, diversity of stock ownership and the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by counsel. Accordingly, no assurance can be given that the actual result of the Company's operations for any one taxable year will satisfy such requirements.

       If the Company qualifies for taxation as REIT, it generally will not be subject to United States federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to United States federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless has maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C Corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property's "built-in gain" (the excess of the fair market value of such property at the time of the acquisition by the Company over the adjusted basis of such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as to be provided in Treasury Regulations that have not yet been promulgated).

       Requirements for Qualification. A REIT is a corporation, trust or association (i) which is managed by one or more trustees or directors, (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (iii) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code, (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (v) the beneficial ownership of which is held by 100 or more persons, (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions
(i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company may redeem, at its option, a sufficient number of shares or restrict the transfer thereof to bring or maintain the ownership of the shares in conformity with the requirements of the Code.

       In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and items of gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and assets (as discussed below). Thus, the Company's proportionate share of the assets, liabilities, and items of gross income of the partnerships in which the Company owns an interest are treated as assets, liabilities and items of the Company for purposes of applying the requirements described herein.


       Income Tests. In order to maintain qualification as a REIT for tax years commencing after August 5, 1997, the Company annually must satisfy TWO gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities. For tax years commencing on or prior to August 5, 1997 (including the tax year ending December 31, 1997), a third gross income requirement must be satisfied. This test requires that short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions).



       Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property (subject to a de minimus exception applicable to tax years commencing after August 5, 1997) or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property.


       If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if such failure was due to reasonable cause and not willful neglect, it disclosed the nature and amounts of its items of gross income in a schedule attached to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. A 100% penalty tax would be imposed on the amount by which the Company failed the 75% or 95% test (whichever amount is greater), less an amount which generally reflects expenses attributable to earning the nonqualified income. No analogous relief is available for failure to satisfy the 30% income test.


       Subject to certain safe harbor exceptions, gain realized by the Company on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.


       Asset Tests. The Company must also satisfy three tests relating to the nature of its assets every quarter. First at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by partnerships in which the Company owns an interest or held by "qualified REIT subsidiaries" (as defined in the Code) of the Company and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company, cash, cash items and government securities). Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities (except that shares of qualified REITs and of certain wholly owned subsidiaries are exempt from these prohibitions). The Company expects that substantially all of its assets will consist of (i) real properties, (ii) stock or debt investments that earn qualified temporary investment income, (iii) other qualified real estate assets, and (iv) cash, cash items and government securities. The Company may also invest in securities of other entities, provided that such investments will not prevent the Company from satisfying the asset and income tests for REIT qualification set forth above.

       If the Company inadvertently fails one or more of the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status, provided that (i) it satisfied all of the asset tests at the close of a preceding calendar quarter, and (ii) the discrepancy between the values of the Company's assets and the standards imposed by the asset test either did not exist immediately after the acquisition of any particular acquisition or was not wholly or partly caused by such an acquisition. If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company could still avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.


       Distribution Test. With respect to each taxable year, the Company must distribute to its shareholders an amount equal to the sum of (i) 95% of its "REIT Taxable Income" (determined without regard to the deduction for dividends paid and by excluding any net capital gain), and (ii) 95% of any after-tax net income from foreclosure property, in each case less any "excess noncash income." REIT Taxable Income is generally computed in the same manner as taxable income of ordinary corporations, with several adjustments, such as a deduction allowed for dividends paid, but not for dividends received. "Excess noncash income" is the amount, if any, by which the sum of certain items of noncash income exceeds 5% of REIT Taxable Income for the taxable year (determined without regard to the deduction for dividends paid and by excluding any net capital gain). With respect to tax years commencing on or prior to August 5, 1997, these items of noncash income for which relief from the distribution requirement is provided are (i) the excess of amounts includible in gross income due to the operation of
Section 467 of the Code (relating to deferred rental agreements) over the amounts that would have been includible without regard to such provision, (ii) income from certain like-kind exchanges not eligible for tax-free treatment
(iii) in the case of a REIT using the cash method of accounting for United States federal income tax purposes, the amounts includible in gross income with respect to the amount by which original issue discount on purchase money debt obligations (but not other kinds of original issue discount or market discount) exceed the amount of money and fair market value of other property received during the taxable year under such instruments. With respect to tax years commencing after August 5, 1997, "excess noncash income" also includes income from the cancellation of indebtedness, and the category of "excess noncash income" described in clause (iii) above applies equally to REITs that use the accrual method of accounting for United States federal income tax purposes.



       To the extent that the Company distributes at least 95%, but less than 100%, of its REIT Taxable Income, as adjusted, or, with respect to tax years commencing on or prior to August 5, 1997, does not distribute all of its net long-term capital gain, it will be subject to regular United States federal corporate income tax (including any applicable alternative minimum tax) on such undistributed net long-term capital gain or such undistributed REIT Taxable Income. With respect to tax years beginning after August 5, 1997, a REIT may elect to retain, rather than distribute, net long-term capital gain, and be subject to regular United States federal income tax thereon. For the consequences of such an election to the REIT's shareholders, see "Taxation of Taxable Shareholders." In addition, a nondeductible 4% excise tax is imposed on the excess of (i) 85% of the Company's ordinary income for the year plus 95% of capital gain net income for the year and the undistributed portion of the required distribution for the prior year over (ii) the actual distribution to shareholders during the year (if any). Net operating losses generated by the Company may be carried forward (but not carried back) and used by the Company for 15 years (or 20 years in the case of net operating losses generated in tax years commencing after August 5, 1997) to reduce REIT Taxable Income and the amount that the Company will be required to distribute in order to remain qualified as a REIT. Net capital losses of the Company may be carried forward for five years (but not carried back) and used to reduce capital gains.


       In general, a distribution must be made during the taxable year to which it relates to satisfy the distribution test and to be deducted in computing REIT Taxable Income. However, the Company may elect to treat a dividend declared and paid after the end of the year (a "subsequent declared dividend") as paid during such year for purposes of complying with the distribution test and computing REIT Taxable Income, if the dividend is (i) declared before the regular or extended due date of the Company's tax return for such year and (ii) paid not later than the date of the first regular dividend payment made after the declaration (but in no case later than 12 months after the end of the year). For purposes of computing the 4% excise tax, a subsequent declared dividend is considered paid when actually distributed. Furthermore, any dividend that is declared by the Company in October, November or December of a calendar year, and payable to shareholders of record as of a specified date in such month of such year will be deemed to have been paid by the Company (and received by shareholders) on December 31 of such calendar year, but only if such dividend is actually paid by the Company in January of the following calendar year. For purposes of complying with the distribution test for a taxable year as a result of an adjustment in certain of its items of income, gain or deduction by the IRS, the Company may be permitted to remedy such failure by paying a "deficiency dividend" in a later year together with interest and a penalty. Such deficiency dividend may be included in the Company's deduction of dividends paid for the earlier year for purposes of satisfying the distribution test. For purposes of the 4% excise tax, the deficiency dividend is taken into account when paid, and any income giving rise to the deficiency adjustment is treated as arising when the deficiency dividend is paid.


       Each of the Company and CRIT believes that it has distributed, and the Company intends to continue to distribute, to its shareholders an amount at least equal to 95% of the sum of (i) its REIT Taxable Income (determined without regard to the deduction for dividends paid and by excluding any net capital gains) and (ii) any after-tax net income from foreclosure properties less any "excess noncash income," as those amounts are determined in good faith by the Company (or CRIT, as the case may be) or its independent accountants. However, it is possible that timing differences between the accrual of income and its actual collection, and the need to make nondeductible expenditures (such as capital improvements or principal payments on debt) may cause the Company to recognize taxable income in excess of its net cash receipts, thus increasing the difficulty of compliance with the distribution requirement. In order to meet the 95% requirement, the Company might find it necessary to arrange for short-term, or possibly long-term, borrowings.


       Failure to Qualify. If the Company fails to qualify as a REIT for any taxable year, and if certain relief provisions of the Code do not apply, it will be subject to United States federal income tax (including applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT would reduce the cash available for distribution by the Company to its shareholders. In addition, if the Company fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of the Company's current and accumulated earnings and profits. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction.

       If the Company's failure to qualify as a REIT is not due to reasonable cause but results from willful neglect, the Company will not be permitted to elect REIT status for the four taxable years after the taxable year for which such disqualification is effective. In the event the Company were to fail to qualify as a REIT in one year and subsequently requalify in a later year, the Company might be required to recognize taxable income based on the net appreciation in value of its assets as a condition to requalification. In the alternative, the Company may be taxed on the net appreciation in value of its assets if it sells properties within ten years of the date the Company requalifies as a REIT under federal income tax laws.


       With respect to tax years commencing after August 5, 1997, if a REIT elected to retain, rather than distribute, net long-term capital gain, see "Treatment of the Company as a REIT-Distribution Test," a shareholder of such a REIT would (i) include in income its proportionate share of such undistributed net long-term capital gain, (ii) be allowed a credit for its proportionate share of the United States federal income tax paid by the REIT, and (iii) increase its tax basis in its REIT shares by the excess of its proportionate share of net long-term capital gain over its proportionate share of the tax paid by the REIT.

Taxation of Taxable Shareholders

       As long as the Company qualifies as a REIT, distributions made to the Company's U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deductions for corporations. For purposes of computing the Company's earnings and profits, depreciation for depreciable real estate will be computed on a straight-line basis over a 40-year period. Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains (regardless of how long a shareholder has owned his shares) to the extent they do not exceed the Company's actual net capital gain for the taxable year. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income pursuant to Section 291 of the Code. Distributions in excess of current and accumulated earnings and profits will constitute a non-taxable return of capital to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares, and will result in a corresponding reduction in the shareholder's basis in the shares. Any reduction in a shareholder's tax basis for its shares will increase the amount of taxable gain or decrease the deductible loss that will be realized upon the eventual disposition of the shares. The Company will notify shareholders at the end of each year as to the portions of the distributions which constitute ordinary income, capital gain or a return of capital. Any portion of such distributions that exceed the adjusted basis of a shareholder's shares will be taxed as capital gain from the disposition of shares, provided that the shares are held as capital assets.

       Aside from the different income tax rates applicable to ordinary income and capital gain dividends, regular and capital gain dividends from the Company will be treated as dividend income for most other United States federal income tax purposes. In particular, such dividends will be treated as "portfolio" income for purposes of the passive activity loss limitation with respect to shareholders subject to such limitation (including all individuals) and generally will not be able to be used to offset any "passive losses." Dividends will be treated as investment income for purposes of the investment interest limitation contained in Section 63(d) of the Code, which limits the deductibility of interest expense incurred by noncorporate taxpayers with respect to indebtedness attributable to certain investment assets.

       In general, dividends paid by the Company will be taxable to shareholders in the year in which they are received, except in the case of dividends declared at the end of the year, but paid in the following January, as discussed above.

       In general, any gain or loss realized upon a taxable disposition of shares by a shareholder who is not a dealer in securities will be treated as long-term capital gain or loss if the shares have been held for more than one year and otherwise as short-term capital gain or loss. However, any loss realized upon a taxable disposition of shares held for less than six months will be treated as long-term capital loss to the extent of any capital gain dividends received with respect to such shares. All or a portion of any loss realized upon a taxable disposition of shares may be disallowed if other shares of the Company are purchased within 30 days before or after the disposition. Shareholders may not include in their tax return any net operating losses or capital losses of the Company.


    With respect to tax years beginning after August 5, 1997, if a REIT elected to retain, rather than distribute, net long-term capital, see "Treatment of the Company as a REIT- Distribution Test," a shareholder of such a REIT would (i) include in income its proportionate share of such undistributed net long-term capital gain, (ii) be allowed a credit for its proportionate share of the United States Federal income tax paid by the REIT, and (iii) increase its tax basis in its REIT shares by the excess of its proportionate share of net long-term capital gain over its proportionate share of the tax paid by the REIT.


Taxation of Foreign Shareholders

       The following discussion is only a summary of the rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders

(collectively, "Non-U.S. Shareholders"). Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of United States federal, state and local income and other tax laws with regard to ownership of shares of Lexington Common Stock, including any reporting requirements.

       Distributions that are not attributable to gain from sales or exchanges by the Company of United States real property interests and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Certain tax treaties limit the extent to which dividends paid by a REIT can qualify for a reduction of the withholding tax on dividends. The Company expects to withhold United States income tax at the rate of 30% on the gross amount of any such dividends made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and the shareholder files an IRS Form 1001 or (ii) the Non-U.S. Shareholder files a properly completed IRS Form 4224 with the Company claiming that the distribution is effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the Non-U.S. Shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares in the Company, as described below.

       For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, a Non-U.S. Shareholder is taxed as if such gain were effectively connected with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief. The Company is required by applicable regulations to withhold 35% of any distribution that could be designated by the Company as a capital gain dividend regardless of the amount actually designated as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

       Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is anticipated that the Company will be a "domestically controlled REIT;" therefore, the sale of shares will not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and such gain is attributable to an office or fixed place of business in the United States or such nonresident alien individual has a "tax home" in the United States and such gain is not attributable to an office or fixed place of business located outside the United States or, if such gain is attributable to an office or fixed place of business located outside the United States, it is not subject to foreign income tax equal to at least 10% of such gain. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax, special alternative minimum tax in the case of nonresident alien individuals and possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser would be required to withhold and remit to the IRS 10% of the purchase price.

Taxation of Tax-Exempt Shareholders

       Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from United States federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While investments in real estate may generate UBTI, the Service has issued a published ruling to the effect that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling and on the intention of the Company to invest its assets in a manner that will avoid the recognition of UBTI by the Company, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization financed its acquisition of CRIT Shares with debt, a portion of its income from the Company, if any, will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental employment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI.

       In addition, a pension trust that owns more than 10% of the Company is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage") in certain circumstances. The UBTI Percentage is the gross income derived from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's stock or (B) a group of pension trusts individually holding more than 10% of the value of the Company's stock collectively own more than 50% of the value of the Company's stock.

       While ownership of Lexington Common Stock by an Exempt Organization generally is not expected to result in UBTI except in the circumstances described in the preceding paragraph, any gross UBTI that does arise from such ownership will be combined with all other gross UBTI of the Exempt Organization for a taxable year and reduced by all deductions attributable to the UBTI plus $1,000. Any amount then remaining will constitute UBTI on which the Exempt Organization will be subject to tax. If the gross income taken into account in computing UBTI exceeds $1,000, the Exempt Organization is obligated to file a tax return for such year on IRS Form 990-T. None of the Company, the Board of Directors, or any of their Affiliates expects to undertake the preparation or filing of IRS Form 990-T for any Exempt Organization in connection with an investment by such Exempt Organization in the Lexington Common Stock. Generally, IRS Form 990-T must be filed with the Service by April 15 of the year following the year in which it relates.

Taxation of Reinvested Dividends

       Those holders of shares of Lexington Common Stock who elect to participate in the Company's dividend reinvestment plan will be deemed to have received the gross amount of dividends distributed on their behalf by the plan agent as agent for the participants in such plan. Such deemed dividends will be treated as actual dividends to such shareholders by the Company and will retain their character and have the tax effects as described above. Participants that are subject to United States federal income tax will thus be taxed as if they received such dividends despite the fact that their distributions have been reinvested and, as a result, they will not receive any cash with which to pay the resulting tax liability.

Other Tax Considerations

       Entity Classification. A significant number of the Company's investments are held through partnerships. If any such partnerships were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change and might preclude the Company from qualifying as a REIT.

       Prior to January 1, 1997, an organization formed as a partnership or a limited liability company was treated as a partnership for United States federal income tax purposes rather than as an association taxable as a corporation only if it had no more than two of the four corporate characteristics that the Treasury Regulations in effect at that time used to distinguish a partnership from a corporation for tax purposes. These four characteristics were (i) continuity of life, (ii) centralization of management, (iii) limited liability and (iv) free transferability of interests. Under final Treasury Regulations which became effective January 1, 1997, the four factor test has been eliminated and an entity formed as a partnership or as a limited liability company will be taxed as a partnership for United States federal income tax purposes, unless it specifically elects otherwise. The Treasury Regulations provide that the IRS will not challenge the classification of an existing partnership or limited liability company for tax periods prior to January 1, 1997 so long as (1) the entity had a reasonable basis for its claimed classification, (2) the entity and all its members recognized the United States federal income tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (3) neither the entity nor any member of the entity had been notified in writing on or before May 8, 1996, that the classification of the entity was under examination by the IRS.

       The Company believes that each partnership in which it holds an interest (either directly or indirectly) is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation).

       Tax Allocations with Respect to the Properties. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as "Book-Tax Difference"). Special rules under 704(c) of the Code and the regulations thereunder tend to eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the partnership could cause the Company (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the Company if all properties were to have a tax basis equal to their fair market value at the time the properties were contributed to the partnership, and (ii) possibly to be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic or book income allocated to the Company as a result of such sale.


                          TRUST AMENDMENT (PROPOSAL 2)

       At the Meeting, CRIT shareholders will also be asked to consider and vote on an amendment to the Declaration of Trust that will allow CRIT to merge into or consolidate with any other corporation, association, partnership, trust, limited liability company or other organization with the approval of a majority of the CRIT Board and the affirmative vote of the holders of a majority of the outstanding CRIT Shares entitled to vote thereon. Under Massachusetts law, in order for a Massachusetts business trust to merge into or consolidate with an unrelated entity, express authority must be contained in the business trust's declaration of trust. CRIT's Declaration of Trust currently lacks such authority; therefore, the passage of this amendment is necessary for the proposed Merger to be consummated. Even if the proposed Merger were not approved by shareholders or did not otherwise take place, approval of this amendment to the Declaration of Trust would allow CRIT flexibility to undertake certain transactions beneficial to its shareholders in the future in the event that the Merger Proposal is not approved by CRIT shareholders. Under the Trust Amendment Proposal any such future merger transaction would be subject to the approval of a majority of the outstanding CRIT Shares entitled to vote.

       The Declaration of Trust sets forth special voting requirements with respect to, among other transactions, mergers with an "Acquiring Person" (as defined in the Declaration of Trust). An Acquiring Person is a person or entity who, together with its affiliates, and with any other person with whom it has an agreement with respect to acquiring, holding, voting or disposing of CRIT Shares, owns 8.5% or more of the outstanding CRIT Shares. In order to merge with an Acquiring Person, the Declaration of Trust requires the affirmative vote of not less than 80% of the outstanding CRIT Shares entitled to vote held by shareholders other than an Acquiring Person. As of [September 30], 1997, the Company owned no CRIT Shares, which means the Company is not an Acquiring Person, and such special voting provisions do not apply. Pursuant to the Trust Amendment Proposal, if approved, the affirmative vote of the holders of a majority of the outstanding CRIT Shares entitled to vote thereon will be required for the approval of the Merger Proposal. THE CRIT BOARD HAS RESOLVED THAT THE TRUST AMENDMENT PROPOSAL IS ADVISABLE AND IN THE BEST INTERESTS OF THE SHAREHOLDERS AND CRIT AND RECOMMENDS THAT THE SHAREHOLDERS OF CRIT VOTE FOR ITS APPROVAL. The affirmative vote of the holders of a majority of the outstanding CRIT Shares entitled to vote thereon is required for the approval of the Trust Amendment Proposal.


                   INFORMATION REGARDING LEXINGTON PROPERTIES

                                   THE COMPANY


       The Company is a self-managed and self-administered REIT that acquires, owns and manages a geographically diversified portfolio of net leased office, industrial and retail properties. As of the date of this Proxy Statement/Prospectus, the Company owns controlling interests in 45 Properties and minority interests in two additional properties. The Properties, all of which are 100% net leased, are located in 23 states, have approximately 6.6 million net rentable square feet and, under the terms of their applicable leases, currently generate approximately $46.5 million in annualized base rent. As of October 1, 1997, the Company's leases had a weighted average remaining term of approximately 9.07 years (excluding renewal options). The Company's tenants, a majority of which (based on annual rental revenue) have debt ratings of investment grade and many of which are nationally recognized, include Bank One, Arizona, N.A., Circuit City Stores, Inc., Lockheed Martin Corporation, FirstPlus Financial Group, Inc., The Hartford Fire Insurance Company, Honeywell, Inc., Northwest Pipeline Corporation, and Wal-Mart Stores, Inc. The Company currently generates approximately 48%, 30% and 22% of its annual rental revenues from office, industrial and retail properties, respectively. Substantially all of the Company's leases are "net leases," under which the tenant is responsible for all costs of real estate taxes, insurance, ordinary maintenance and structural repairs. Management believes that owning, acquiring and managing net leased properties results in lower operating expenses for the Company than the Company otherwise would incur through investments in properties which were not net leased.
See "--Properties."



       The Company's senior executive officers average 17 years of experience in the real estate investment and net lease business. Management has diversified the Company's portfolio by geographical location, tenant industry segment, lease term expiration and property type with the intention of providing steady internal growth with low volatility. Management believes that such diversification should help insulate the Company from regional recession, industry specific downturns and price fluctuations by property type. Since August 1, 1995, the Company has also enhanced the value of its portfolio by acquiring 100% interests in 20 Properties, controlling interests in four Properties and minority interests in two additional Properties. See "--Completed Acquisitions." As part of management's ongoing efforts, the Company expects to continue to effect portfolio and individual property acquisitions and dispositions, expand existing Properties, attract investment grade quality tenants, extend lease maturities in advance of expiration and refinance outstanding indebtedness when advisable.



       The Company commenced operations in 1993 as a REIT, with several operating partnership subsidiaries. This operating partnership structure enables the Company to acquire property by issuing to a seller, as a form of consideration, interests ("OP Units") in the Company's subsidiary operating partnerships. The OP Units are exchangeable, after certain dates, for shares of Lexington Common Stock. Management believes that this structure facilitates the Company's ability to raise capital and to acquire portfolio and individual properties by enabling the Company to structure transactions which may defer tax gains for a contributor of property while preserving the Company's available cash for other purposes, including the payment of distributions. The

Company has used OP Units as a form of consideration in connection with the acquisition of 15 of the 26 Properties or interests therein acquired by the Company since August 1, 1995.


THE NET LEASE REAL ESTATE BUSINESS

    Under a typical net lease, the tenant is responsible for all costs of real estate taxes, insurance and ordinary maintenance. Investments in net leased properties can offer more predictable returns than investments in properties which are not net leased, as rising costs of operating net leased properties are typically absorbed by tenants. Investors in net leased properties have, historically, included limited partnerships, REITs, pension funds and finance subsidiaries of large corporations.

    Net leased properties are often acquired in sale/leaseback transactions. In a typical sale/leaseback transaction, the purchaser/landlord (such as the Company) acquires a property from an operating company and simultaneously leases the property back to the operating company under a long-term lease. A sale/leaseback transaction is structured to provide the purchaser/landlord with a consistent stream of income which typically increases periodically pursuant to the lease. Sale/leaseback transactions are advantageous to the seller/tenant as they (i) enable the seller/tenant to realize the value of its owned real estate while continuing occupancy on a long-term basis; (ii) may provide the seller/tenant with off-balance sheet financing; (iii) may provide the seller/tenant with increased earnings by replacing generally higher depreciation and mortgage interest costs with rental costs; and (iv) may reduce the seller's/tenant's debt-to-equity ratio.

BUSINESS OBJECTIVES

    The Company's primary objectives are to increase Funds From Operations and cash available for distribution to its shareholders. Since 1995, management has principally focused on:

    - effectively managing existing assets through lease extensions, revenue enhancing property expansions, opportunistic property sales and redeployment of assets, when advisable;

    - acquiring portfolio and individual net lease properties from third parties, completing sale/leaseback transactions, acquiring build-to-suit properties and acquiring properties from affiliated net lease partnerships; and

    - refinancing existing indebtedness at lower average interest rates and increasing the Company's access to capital to finance property acquisitions and expansions.

INTERNAL GROWTH; EFFECTIVELY MANAGING ASSETS

    Tenant Relations and Lease Compliance. The Company maintains close contact with its tenants in order to understand their future real estate needs. The Company monitors the financial, property maintenance and other lease obligations of its tenants through a variety of means, including periodic reviews of financial statements and physical inspections of the Properties. The Company performs annual inspections of those Properties where it has an ongoing obligation with respect to the maintenance of the Property and for all Properties during each of the three years immediately prior to lease expiration. Biannual physical inspections are undertaken for all other Properties.


    Extending Lease Maturities. The Company seeks to extend its leases in advance of their expiration in order to maintain a balanced lease rollover schedule. Since February 1994, the Company has entered into lease extensions of three years or more on ten of its Properties.


    Revenue Enhancing Property Expansions. The Company undertakes expansions of its Properties based on tenant requirements. The Company believes that selective property expansions can provide it with attractive rates of return and actively seeks such opportunities. From December 1995 to May 28, 1997, the Company completed property expansions totaling approximately 171,000 net rentable square feet.


    Property Sales and Redeployment of Assets. The Company may determine to sell a Property, either to the Property's existing tenant or to a third party, if it deems such disposition to be in the Company's best interest. As of September 30, 1997, the Company had sold two Properties. The restrictions applicable to REITs may limit the Company's ability to dispose of a property. See "Federal Income Tax Considerations -- Treatment of the Company as a REIT -- Income Tests" in the accompanying Proxy Statement/Prospectus.


ACQUISITION STRATEGIES

    The Company seeks to enhance its net lease property portfolio through acquisitions of general purpose, efficient, well located buildings in growing markets. Management has diversified the Company's portfolio by geographical location, tenant industry segment, lease term expiration and property type with the intention of providing steady internal growth with low volatility. Management believes that such diversification should help insulate the Company from regional recession, industry specific downturns and price fluctuations by property type. Prior to effecting any acquisitions, management analyzes the (i) property's design, construction quality, efficiency, functionality and location with respect to the immediate submarket, city and region; (ii) lease integrity with respect to term, rental rate increases, corporate guarantees and property maintenance provisions; (iii) present and anticipated conditions in the local real estate market; and (iv) prospects for selling or re-leasing the property on favorable terms in the event of a vacancy. Management also evaluates each potential tenant's financial strength, growth prospects, competitive position within its respective industry and a property's strategic location and function within a tenant's operations or distribution systems. Management believes that its comprehensive underwriting process is critical to the assessment of long-term profitability of any investment by the Company.


    Operating Partnership Structure. The operating partnership structure enables the Company to acquire property by issuing to a seller, as a form of consideration, OP Units. Management believes that this structure facilitates the Company's ability to raise capital and to acquire portfolio and individual properties by enabling the Company to structure transactions which may defer tax gains for a contributor of property while preserving the Company's available cash for other purposes, including the payment of distributions. The Company has used OP Units as a form of consideration in connection with the acquisition of 15 of the 26 Properties or interests therein acquired by the Company since August 1, 1995.


    Acquisitions of Portfolio and Individual Net Lease Properties. The Company seeks to acquire portfolio and individual properties that are leased to creditworthy tenants under long-term net leases. Management believes there is significantly less competition for the acquisition of property portfolios containing a number of net leased properties located in more than one geographic region. Management also believes that the Company's geographical diversification, acquisition experience and access to capital will allow it to compete effectively for the acquisition of such net leased properties.

    Sale/Leaseback Transactions. The Company seeks to acquire portfolio and individual net lease properties in sale/leaseback transactions. The Company selectively pursues sale/leaseback transactions with creditworthy sellers/tenants with respect to properties that are integral to the sellers'/tenants' ongoing operations. See "-- The Net Lease Real Estate Business."

    Build-To-Suit Properties. The Company may also acquire, after construction has been completed, "build-to-suit" properties that are entirely pre-leased to their intended corporate users before construction. As a result, the Company does not assume the risk associated with the construction phase of a project.

              Acquisitions from Affiliated Net Lease Partnerships. Management believes that net lease partnerships affiliated with the Company provide it with an opportunity to acquire properties with which management is already familiar. The Company has acquired ten Properties and minority interests in two additional Properties from its affiliated limited partnerships since August 1995.

REFINANCING EXISTING INDEBTEDNESS AND INCREASING ACCESS TO CAPITAL

              As a result of the Company's financing activities, the weighted average interest rate on the Company's outstanding indebtedness has been reduced from approximately 10.0% as of December 31, 1994 to approximately 8.4% as of June 30, 1997. In addition, management is constantly pursuing opportunities to increase the Company's access to public and private capital in order to achieve maximum operating flexibility.


COMPLETED ACQUISITIONS


              Since August 1, 1995, the Company has acquired 100% interests in 20 Properties, controlling interests in four Properties and minority interests in two additional properties. The following chart sets forth certain information regarding such properties.



                                                          NET
                                                        RENTABLE                     ACQUISITION     NET EFFECTIVE RENT
                                                         SQUARE     ACQUISITION          COST                AT             LEASE
      TENANT                     LOCATION                 FEET         DATE        (IN MILLIONS)(1)  OCTOBER 1, 1997(2)   EXPIRATION
-----------------------------  -----------------------  --------    -----------    ----------------  ------------------   ----------
Northwest Pipeline             Salt Lake City, UT        295,000       05/96         $  55.392          $  8,571,292      09/30/09
  Corporation(3)
FirstPlus Financial Group,     Dallas, TX                247,968       09/97            32.560             3,223,584      08/31/12
  Inc.
Lockheed Martin Corp.          Marlborough, MA           126,000       07/97            15.500             1,671,292      12/17/06
Exel Logistics, Inc.           New Kingstown, PA         330,000       03/97            12.200             1,139,496      11/30/06
Bull HN Software               Phoenix, AZ               137,058       06/97            10.900               972,118      10/10/05
Liberty House, Inc.(3)         Honolulu, HI               85,610       12/96            10.519               962,981      09/30/09
Exel Logistics, Inc.           Mechanicsburg, PA         252,000       03/97             9.000               845,242      11/30/06
Hechinger Property Co.(3)(4)   Bethesda, MD               95,000       08/95               N/A               772,383      04/30/06
Cymer, Inc.                    Rancho Bernardo, CA        65,755       05/97             7.725               740,484      12/31/09
Federated Dept. Stores,        Laguna Hills, CA          160,000       08/95             4.528               676,601      01/31/06
  Inc.(3)
Johnson Controls, Inc.         Plymouth, MI              134,160       12/96             6.296               648,801      12/22/06
Scandinavian Health Spa, Inc.  Canton, OH                 37,214       12/95             4.410               612,692      12/31/08
Exel Logistics, Inc.           New Kingstown, PA         179,200       03/97             5.900               552,203      11/30/06
 Johnson Controls, Inc.        Oberlin, OH               111,160       12/96             4.765               491,042      12/22/06
GFS Realty, Inc.               Oxon Hill, MD             107,337       08/95             2.534               408,360      02/29/04
Mervyn's(4)                    Bakersfield, CA           122,000       08/95               N/A               406,948      12/31/02
Toys "R" Us, Inc.(3)           Houston, TX               123,293       12/96             3.753               400,200      08/31/06
Toys "R" Us, Inc.(3)           Clackamas, OR              42,842       12/96             3.135               382,783      05/31/06
Toys "R" Us, Inc.(3)           Lynwood, WA                43,105       12/96             2.928               357,331      05/31/06
Toys "R" Us, Inc.(3)           Tulsa, OK                  43,123       12/96             2.679               326,925      05/31/06
SKF USA, Inc.                  Franklin, NC               72,868       12/96             3.413               322,397      12/31/14
Johnson Controls, Inc.         Cottondale, AL             58,800       02/97             2.900               288,608      02/18/07
Wal-Mart Stores, Inc.          Riverdale, GA              81,911       12/95             2.596               269,770      01/31/11
GFS Realty, Inc.(3)            Rockville, MD              51,682       08/95             1.726               224,016      02/28/05
Montgomery Ward & Co.,         Brownsville, TX           115,000       08/95             1.242               152,760      10/31/04
  Inc.(3)
Wal-Mart Stores, Inc.          Jacksonville, AL           56,132       02/96             2.050               146,040      01/31/09
                                                       ---------                     ---------          ------------

                                          Total:       3,174,218                     $ 208.651          $ 25,566,349
                                                       =========                     =========          ============

---------------------------


(1) Represents total capitalized cost for such acquisitions, including transaction expenses and assumed debt.


(2) "Net Effective Rent" means the annual rent in effect as of October 1, 1997 and is calculated by multiplying monthly rent in effect as of October 1, 1997 by 12. The amounts do not include percentage rents (i.e. additional rent calculated as a percentage of the tenant's gross sales above a specified level), if any, that may be payable under leases covering certain of the Properties or Consumer Price Index ("CPI") adjustments.


(3) The Company holds leasehold interests in the land on which these buildings are situated. The Company owns in fee simple the land on which all other listed buildings are situated.

(4) The Company holds 33.85% and 19% of the limited partnership interests in the limited partnerships that, respectively, own the properties in Bethesda, MD and Bakersfield, CA.

LEASEHOLD INTEREST

The following table sets forth material terms of leasehold interests held by the Company.


                                           LAND AREA
                                          (ACRES)/NET
                                           RENTABLE                 GROUND LEASE BASE             (RENEWAL
   TENANT AND PROPERTY                      SQUARE              TERM AND ANNUAL RENTS PER      OPTIONS) TERM
        LOCATION                             FEET                NET RENTABLE SQUARE FEET        PER OPTION
----------------------------              -----------           -------------------------      ---------------
Northwest Pipeline Corporation              19.79/              01/79-09/18                       (1) 10 year
295 Chipeta Way                            295,000              09/82-09/18:  $100,392
Salt Lake City, UT                                              plus CPI adjustment every
                                                                3 years

Hechinger Property  Company                  7.61/              06/80-12/10                       (8) 5 year
7111 Westlake Terrace                       95,000              06/80-12/10:  $0.00
Bethesda, MD

Federated Department Stores, Inc.           11.00/              04/74-04/14                       (4) 15 year
24100 Laguna Hills Mall                    160,000              04/74-04/14:  $1.00/YR
Laguna Hills, CA

Toys "R" Us, Inc.                            7.56/              Exp. 08/11                        (1) 50 year
West Wingfoot Road                          123,293             $0.00
Houston, TX

Toys "R" Us, Inc.                            5.85/              Exp. 07/11                        (1) 50 year
12535 SE 82nd Avenue                        42,842              $0.00
Clackamas, OR

Toys "R" Us, Inc.                            3.64/              Exp. 07/11                        (1) 50 year
18601 Alderwood Mall Blvd.                  43,105              $0.00
Lynwood, WA

Toys "R" Us, Inc.                            4.44/              Exp. 07/11                        (1) 50 year
6910 S. Memorial Highway                    43,123              $0.00
Tulsa, OK

GFS Realty, Inc.                             7.32/              06/77-06/17                       (4) 10 year
Rockshire Village Center                    51,682              07/87-12/97:  $0.18
West Ritchie Parkway                                            12/97-12/07:  $0.18 plus
Rockville, MD                                                   CPI adjustment
                                                                12/07-06/17: $0.18 plus
                                                                CPI adjustment

Montgomery Ward  Co.,  Inc.                  7.61/              12/72-11/04                       (6) 5 year
Amigoland Shopping Center                   115,000             12/72-11/04:  $20,000/YR
Mexico St. and Palm Blvd.
Brownsville, TX

RECENT ACTIVITIES

RECENT ACQUISITIONS

              FirstPlus Financial Group, Inc.; Dallas, TX. In September 1997, the Company acquired a 248,000 square foot eight-story Class A office building in the Stemmons Freeway submarket of Dallas, Texas for $32.56 million. The FirstPlus Property is leased to FirstPlus Financial Group, Inc. under a net lease which expires in August 2012. The acquisition was financed with the proceeds from the sale of the Stratus Computer Property and short-term borrowings. The annual net rent begins at $3.22 million and will increase by 10% every five years.



              Lockheed Martin Corporation; Marlborough, MA. In July, 1997, the Company acquired a two-story 126,000 square foot office/research and development facility in Marlborough, Massachusetts for $15.5 million. The Lockheed Martin Property is leased to Lockheed Martin Corporation under a net lease which expires in December 2006. The original lease with Honeywell, Inc., was assigned to Lockheed Martin Corporation. However, Honeywell, Inc. remains fully obligated under the terms of the lease. The acquisition was financed with $5.5 million drawn from the Company's Credit Facility and $10.0 million in cash. The current annual net rent is $1,671,292 and will increase in December 2001 by 75% of the cumulative increase in the Consumer Price Index for the preceding 60 months.



              Bull HN Information Systems, Inc.; Phoenix, AZ. In July, 1997, the Company acquired a 137,058 square foot office building in Phoenix, Arizona for approximately $10.9 million. The Bull Property is leased to Bull HN Information Systems, Inc. under a net lease which expires in October 2005. The acquisition was financed with approximately $600,000 in a promissory note issued to the seller, the assumption of approximately $5.9 million of mortgage indebtedness (which bears interest at 8.12%), a credit received by the Company for the transfer of an existing security deposit of approximately $1.0 million and cash of approximately $3.4 million. The current annualized base rent is $972,118. The average annual net rent payable during the remaining lease term is $1,028,260.



              Cymer, Inc.; Rancho Bernardo, California. In May 1997, the Company acquired a 65,755 square foot office/research and development facility in Rancho Bernardo, California for approximately $7.7 million. The Property is currently leased to Cymer, Inc. under a net lease which expires in December 2009. The acquisition was financed with cash proceeds from the sale of Convertible Preferred Stock. See "--Financing Activities." The lease provides for current annualized base rent payments (including a management fee) of $736,872, which will increase to $755,294 on June 1, 1997 and by approximately 5% every two years thereafter. The average annual net rent payable during the remaining lease term is $860,419, or approximately 11.1% of the purchase price.




              Exel Logistics, Inc.; Pennsylvania. In March 1997, the Company acquired the Exel Pennsylvania Properties, totaling 761,200 net rentable square feet, for $27.0 million. The Exel Pennsylvania Properties are all 100% leased to Exel Logistics, Inc. under net leases which expire in November 2006. The acquisition was financed with net proceeds of approximately $24.1 million from the sale of the Exchangeable Notes and the balance of approximately $2.9 million in cash. Current annualized base rent payments under the leases total approximately $2.5 million. The average annual net rent payable during the remaining terms of the leases is approximately $3.0 million or approximately 11.1% of the purchase price.



              Johnson Controls, Inc.; Alabama. In February 1997, the Company acquired a 58,800 square foot industrial property in Cottondale, Alabama for approximately $2.9 million. The Cottondale Property is leased to Johnson Controls, Inc. under a net lease which expires in February 2007. The acquisition was financed entirely with borrowings under the Credit Facility. The current annualized base rent is $288,608 and increases annually by three times the percentage change in the Consumer Price Index ("CPI"), not to exceed 4.5%.

RECENT DISPOSITION

              Stratus Computer, Inc.; Marlborough, MA. In September 1997, the Company sold its property leased to Stratus Computer, Inc. in Marlborough, Massachusetts for $21.36 million. The company realized net cash proceeds of approximately $9.5 million from the sale after repaying a first mortgage loan and a related prepayment penalty. The property was encumbered by a first mortgage loan with a balance of $9.97 million. In connection with the loan repayment, the Company paid a prepayment premium of $1.86 million. As a result of the sale, the Company recognized a gain of approximately $3.5 million.


PENDING ACQUISITION

                      In addition to the Merger, the Company has pending the following acquisition:



             Ryder Integrated Logistics; Waterloo, IA. The Company has entered into an agreement to purchase a newly constructed 276,480 square foot, built-to-suit, warehouse/distribution facility in Waterloo, Iowa. The property will be 100% leased to Ryder Integrated Logistics, a wholly-owned subsidiary of Ryder Systems, Inc. The purchase price will be $9.25 million. The annual net rent for the first five years is $890,671, or 9.6% of the purchase price, and escalates every five years thereafter by 12%. There can be no assurance that the Ryder Acquisition will be consummated or, if consummated, as to the timing thereof.


FINANCING ACTIVITIES

              Public Offering of Lexington Common Stock. In July 1997, the Company completed an offering of 3,220,000 shares of Lexington Common Stock, an increase from the original filing of 2,800,000 shares, at a price of $13.75 per share, less underwriting discounts and commissions. Proceeds of the offering, net of underwriting fees and offering costs, amounted to $40.984 million, which were used to repay debt, and the balance was used for other general corporate purposes.


              Salt Lake City Refinancing. In May 1997, the Company completed the refinancing of a $22.1 million mortgage (the "Refinanced Amount") secured by its Property in Salt Lake City, Utah (the "Salt Lake City Refinancing"). The Company borrowed approximately $24.25 million to effect the Salt Lake City Refinancing, with excess proceeds used to pay debt restructuring and transaction costs and for general corporate purposes. The Salt Lake City Refinancing reduced the stated interest rate on the Refinanced Amount from 12.9% to 7.61% per annum, and, commencing January 1, 1998, will reduce the Company's annual debt service payments by approximately $1.35 million. See "Indebtedness of the Company."

              Partnership Merger. In March 1997, in connection with the acquisition of three warehouse properties in Pennsylvania (the "Exel Pennsylvania Properties"), an unaffiliated partnership (the "Exel Partnership"), merged into Lepercq Corporate Income Fund L.P. ("LCIF"). As a result of the merger, LCIF issued 480,028 OP Units (the "Exel Partnership OP Units") exchangeable beginning in April 1999 for shares of Lexington Common Stock, to the former partners of the Exel Partnership. The Exel Partnership OP Units are entitled to distributions at the same rate as shares of Lexington Common Stock. At the time of the merger, the Exel Partnership's sole assets consisted of approximately $6.0 million in cash and the right to acquire the Exel Pennsylvania Properties in a tax-free exchange under the Code.

              Sale of Exchangeable Notes. In March 1997, in connection with the acquisition of the Exel Pennsylvania Properties, LCIF issued and sold $25 million aggregate principal amount of its 8.0% Exchangeable Redeemable Secured Notes (the "Exchangeable Notes") to an institutional investor in a private placement. The Exchangeable Notes bear interest at a rate of 8.0% per annum and mature in March 2004. The Exchangeable Notes are secured by first mortgage liens on the Exel Pennsylvania Properties, are fully guaranteed by the Company and can be exchanged by the holders thereof for shares of Lexington Common Stock at $13 per share beginning in the year 2000, subject to adjustment. The Exchangeable Notes require interest only payments semi-annually in arrears and may be redeemed at the Company's option after three years at a price of 103.2% of the principal amount thereof, declining to par after five years. In connection with the sale of the Exchangeable Notes, the Company entered into certain related agreements providing for, among other things, certain demand and piggyback registration rights to the initial purchaser of the Exchangeable Notes. The Exchangeable Notes are subordinated in right of payment to the Company's obligations under the Credit Facility (as defined below).

              Credit Facility. In February 1997, the Company's secured revolving credit facility (the "Credit Facility") was amended to extend the maturity to June 1999 and to increase the maximum borrowing availability to $60 million. The Credit Facility is currently secured by first mortgage liens on seven Properties; bears interest at 150 basis points (equivalent to 1.5%) over the London Inter-Bank Offered Rate ("LIBOR") and has an interest period of one (1), three (3) or six (6) months, at the option of the Company. As of the date of this Proxy Statement/Prospectus, the Company has selected a one month interest period. As of September 30, 1997, the aggregate amount outstanding under the Credit Facility was approximately $28.5 million, with an interest rate thereon of approximately 7.18%. The Credit Facility contains various leverage, debt service coverage, net worth maintenance and other customary covenants. See "Indebtedness of the Company."



              Sale of Convertible Preferred Stock. In December 1996, the Company entered into an agreement with Five Arrows Realty Services L.L.C. ("Five Arrows") providing for the sale of up to 2,000,000 shares of Convertible Preferred Stock (the "Investment Agreement"). Under the terms of the Investment Agreement, the Company may sell the Convertible Preferred Stock to Five Arrows at up to three closings, at the Company's option, during 1997 for an aggregate price of approximately $25 million. The Convertible Preferred Stock, which is convertible into Lexington Common Stock on a one-for-one basis at $12.50 per share, subject to adjustment, is entitled to quarterly distributions equal to the greater of $.295 or the product of 1.05 and the per share quarterly distribution on Lexington Common Stock. The Convertible Preferred Stock may be redeemed by the Company after five years at a 6% premium over the liquidation preference of $12.50 per share (plus accrued and unpaid dividends), with such premium declining to zero on or after December 31, 2011. Each share of Convertible Preferred Stock is entitled to one vote per share and holders will be entitled to vote on all matters submitted to a vote of holders of outstanding Lexington Common Stock. In connection with such sale, the Company has entered into certain related agreements with Five Arrows, providing, among other things, for certain demand and piggyback registration rights with respect to such shares and the right to designate a member or members of the Board of Directors under certain circumstances.



              As of October 1, 1997, two closings under the Investment Agreement have taken place. On January 21, 1997, the Company sold 700,000 shares of Convertible Preferred Stock to Five Arrows and used the proceeds of approximately $8.75 million to repay in full approximately $8.5 million of outstanding mortgage indebtedness (including $520,000 of related prepayment premiums) on Properties located in Tulsa, Oklahoma; Clackamas, Oregon; Lynwood, Washington; and Houston, Texas. Such mortgage indebtedness bore interest at 12.625% per annum and would have required interest and principal payments of approximately $1.45 million in 1997. On April 28, 1997, the Company sold an additional 625,000 shares of Convertible Preferred Stock to Five Arrows and used the proceeds of approximately $7.8 million to acquire a Property in Rancho Bernardo, California. Pursuant to the Investment Agreement, the Company may sell an additional 675,000 shares of Convertible Preferred Stock for a sale price of $8.5 million before December 31, 1997.


POTENTIAL ACQUISITIONS FROM AFFILIATES


              The Company has been granted an option (the "Option") by The LCP Group, L.P. ("LCP"), an affiliate of E. Robert Roskind, Chairman of the Board of Directors and Co-Chief Executive Officer of the Company, exercisable at any time, to acquire general partnership interests ("General Partnership Interests") currently owned by LCP in two limited partnerships, Net 1 L.P. and Net 2 L.P. (together, the "Net Partnerships"), which own net leased office, industrial and retail properties. The Net Partnerships own a total of 61 single-tenant properties located in 16 states which contain approximately 1.4 million net of rentable square feet. The tenants of such properties include Alco Standard Corporation, Ameritech Services, Honeywell, Inc. and Wal-Mart Stores, Inc. Under the terms of the Option, the Company, subject to review of any such transaction by the independent members of its Board of Directors, may acquire the General Partnership Interests at their fair market value based upon a formula relating to partnership cash flows, with the Company retaining the option of paying such fair market value in securities of the Company, OP Units, cash or a combination thereof. The Company has not yet determined whether to exercise the Option.

ROSS STORES LITIGATION



              Ross Stores Litigation. Ross Stores, the tenant of the Company's Ross Stores Newark Property, has exercised an option in the lease to purchase the Ross Stores Newark Property for its fair market value, which was determined by arbitration based on estimates of fair market value submitted by Ross Stores and the Company. Under the terms of the arbitration, the arbitrator was required to select the submission of either the Company or Ross Stores, whichever more closely approximated the arbitrator's own opinion of fair market value, and was not permitted any discretion to select another valuation. The opinion of value selected by the arbitrator is deemed the purchase price. The estimate of the fair market value of the Ross Stores Newark Property submitted by Ross Stores more closely approximated the arbitrator's opinion of value and, accordingly was selected by the arbitrator and confirmed by the Superior Court of the State of California for San Francisco County. The arbitrator's opinion of value was based on numerous factors, including current and future market rental rates, the length of the Ross Stores Newark Property lease, the creditworthiness of Ross Stores and rates of return required by investors who acquire similar properties. The arbitration decision would have allowed Ross Stores to purchase the Ross Stores Newark Property for $24.8 million on or about September 1, 1997. The Company has appealed the state court decision which has resulted in a stay of Ross Stores' exercising its purchase right. The outcome of such appeal cannot be determined at this time. If the Company is successful on its appeal, the parties will go back to the arbitration process and await a new opinion of value. On August 26, 1997 the court ruled in favor of a motion made by Ross Stores to require the Company to post a bond equivalent to one year's rent, in the amount of approximately $3,400,000 securing Lexington's potential reimbursement of Ross Stores for rental payments made following September 1, 1997 in the event that the sale was deemed to be consummated as of such date. The Company has posted the bond. The net book value of the Ross Stores Newark Property at September 30, 1997 was $25.0 million, which includes approximately $1.5 million of deferred rent and deferred expenses related to the Company's refinancing of certain properties, which were allocated to the Ross Stores Newark Property. If the Company does not prevail on its appeal of the California state court decision, the potential loss on the sale of the Ross Stores Newark Property as of September 1, 1997 would have been approximately $400,000, after the write-off of $515,000 of deferred financing expenses. Subject to the approval of the trustee under the REMIC trust, the Company is permitted to substitute another property into the REMIC Financing pool in place of the Ross Stores Newark Property. In the event the Company is unable to complete such substitution, the Company would be required to repay approximately $19.6 million of the REMIC Financing and would incur a prepayment premium of approximately $750,000. As of October 1, 1997, the annualized base rent for the Ross Stores Newark Property is approximately $3.4 million or 7.40% of the Company's annual net effective rents. See "Risk Factors -- Dependence on Major Tenants" and "Risk Factors -- Adverse Effects of Ross Stores Litigation" in the accompanying Proxy Statement/Prospectus.


    REORGANIZATION OF THE COMPANY AS A MARYLAND REAL ESTATE INVESTMENT TRUST

              The Company is currently incorporated under the laws of the State of Maryland, but intends to reorganize as a Maryland REIT in 1997 (which has not occurred as of the date of this Proxy). The reorganization is expected to result in franchise tax savings for the Company in certain jurisdictions in which the Company owns properties. The reorganization will be effected by merging the Company with and into a newly formed Maryland REIT. In the merger, each outstanding share of Lexington Common Stock and Convertible Preferred Stock of the Company will be converted into one common share of beneficial interest or preferred share of beneficial interest, as the case may be, of the Maryland REIT. Each common or preferred share of beneficial interest in the Maryland REIT will entitle the holder thereof to the same voting rights to which such shareholder was entitled prior to the merger, and it will not be necessary for shareholders of the Company to surrender or exchange their existing stock certificates for new certificates of the Maryland REIT. The Board of Directors does not believe that the reorganization will result in any material change in the Company's business or operations, or otherwise have any affect on the Company's financial statements. Upon effectiveness of the merger, the Company will be known as Lexington Corporate Properties Trust.

              The Company believes that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of
Section 368(a)(1)(F) of the Code. Accordingly, holders of shares of Lexington Common Stock and Convertible Preferred Stock will not recognize any gain or loss for United States federal income tax purposes as a result of the conversion of their shares into shares of the Maryland REIT. For United States federal income tax purposes, a holder's aggregate basis in the shares of the Maryland REIT received in the merger will equal such holder's adjusted basis in the shares converted therefor and such holder's holding period for the new shares received in the merger will include such holder's holding period in the shares converted therefor. In addition, the Company will not recognize any gain or loss for United States federal income tax purposes upon the transfer of its property to the Maryland REIT pursuant to the merger. Holders of shares of Lexington Common Stock should consult their own tax advisers as to the application and effect of United States federal, state, local and foreign income and other tax laws to the conversion of their shares of Lexington Common Stock or Convertible Preferred Stock into shares of the Maryland REIT in the merger. See "The Merger -- Certain United Stated Federal Income Tax Consequences."

ORGANIZATIONAL STRUCTURE

              The chart set forth below provides information with regard to certain property-holding affiliates of the Company as of the date of this Proxy Statement/Prospectus.


               [LEXINGTON CORPORATE PROPERTIES, INC. FLOW CHART]

DISTRIBUTIONS OF OP UNITS

              The Company's operating partnership structure enables the Company to acquire property by issuing to a seller, as a form of consideration, OP Units. All of such OP Units are exchangeable, after certain dates, for shares of Lexington Common Stock on a one-for-one basis and all of such interests require the Company to pay certain distributions to the holders thereof. As a result, the Company's cash available for distribution to holders of Lexington Common Stock and Convertible Preferred Stock is reduced by the amount of the distributions required by the terms of such OP Units, and the number of shares of Lexington Common Stock that will be outstanding in the future should be expected to increase, from time to time, as such OP Units and shares of Convertible Preferred Stock are converted into shares of Lexington Common Stock. The table set forth below provides certain information with respect to such OP Units as of September 30, 1997.


              The general partner of each of the limited partnerships has the right to redeem the OP Units held by all, but not less than all, of the limited partners under certain circumstances, including but not limited to a merger, sale of assets or other transaction by the Company or such partnerships which would result in a change of beneficial ownership in the Company or such partnership by 50% or more.


                                                                                        CONVERTIBLE
                                                         CURRENT                        INTO SHARES
                                       NUMBER OF        ANNUALIZED       TOTAL           OF COMMON      UNITS OWNED
                                         UNITS           PER UNIT     ANNUALIZED           STOCK             BY
       PARTNERSHIP                      ISSUED         DISTRIBUTION  DISTRIBUTIONS       COMMENCING:    AFFILIATES (1)
------------------------------         ---------       ------------  -------------      ------------    --------------
LCIF  Special Limited Partners .....     112,229        $ 1.16 (2)    $  130,186        At any time         85,933
LCIF II Special Limited Partners....      56,880          1.16 (2)        65,981        At any time         44,598
Barngiant Livingston ...............      52,335          0.27 (3)        14,130              03/04          1,593
Barnhale Modesto ...................      23,267             0 (3)           N/A              02/06          1,743
Barnes Rockshire ...................      36,825             0 (3)           N/A              03/05          1,933
Barnvyn Bakersfield ................       7,441             0 (3)           N/A              01/03            978
Barnhech Montgomery ................      11,766          0.29 (3)         3,412              05/06            695
Barnward Brownsville ...............      35,400             0 (3)           N/A              11/04          2,856
Red Butte Creek Associates .........   1,715,294          0.66 (4)     1,132,094              05/98          6,540
                                         114,006          1.08 (5)       123,126              05/98        114,006
Toy Properties Associates II .......      94,999          1.12 (6)       106,398              01/99         23,088
Toy Properties Associates V ........      34,988          1.12 (6)        39,186              01/99         11,797
Fort Street Partners ...............     207,728             0 (7)           N/A              01/06            416
                                          17,259          1.12 (6)        19,330              01/99         17,259
Exel Partnership ...................     480,028          1.16 (2)       556,832              04/99             --
                                      ----------                     -----------                          --------
                                       3,000,445                     $ 2,190,675                           313,435
                                      ==========                     ===========                          ========




(1) Represents OP Units owned by affiliates of the Company: Richard J. Rouse, E. Robert Roskind (each a member of the Board of Directors and Co-Chief Executive Officer of the Company), The LCP Group, L.P. and its affiliates.

(2) Holders of these units receive distributions that are equal to distributions on Lexington Common Stock.

(3) Holders of these units receive distributions as noted until such units become eligible for conversion to Lexington Common Stock, upon which date they will receive distributions as described in (2) above.

(4) Distributions on these units will increase to $1.08 annually in January
    1998.

(5) Holders of these units receive distributions that are equal to distributions on Lexington Common Stock, with an annual cap of $1.08.

(6) Holders of these units receive distributions that are equal to distributions on Lexington Common Stock, with an annual cap of $1.12.

(7) Holders of these units will receive distributions as described in footnote
    (6) above when such Holder's operating partnership units become eligible for conversion into Lexington Common Stock.

PROPERTIES


              As of October 1, 1997, the Company owns controlling interests in 45 Properties and minority interests in two additional properties. The Properties, all of which are 100% net leased, are located in 23 states, have approximately 6.6 million net rentable square feet and, under the terms of their applicable leases, currently generate approximately $46.5 million in annualized base rent. The Company's leases currently have a weighted average remaining term (excluding renewal options) of approximately 9.07 years. A majority of the Company's tenants have debt ratings of investment grade. The Company currently generates approximately 48%, 30% and 22% of its annualized base rent from office, industrial and retail properties, respectively.


              The following table sets forth certain information, as of the date of this Proxy Statement/Prospectus, regarding each of the Properties (excluding the Ross Stores Newark Property), the two properties in which the Company owns a minority interest and the Pending Acquisitions.


                                                       LAND AREA                                                            NET
                                                        (ACRES)/         BASE LEASE TERM AND           (RENEWAL       EFFECTIVE RENT
TENANT AND PROPERTY LOCATION               YEAR       NET RENTABLE       ANNUAL RENTS PER NET        OPTIONS) TERM     AT OCTOBER 1,
   (OBLIGOR*/GUARANTOR**)                  BUILT       SQUARE FEET       RENTABLE SQUARE FOOT          PER OPTION         1997(1)
-----------------------------------------  -----      ------------       ---------------------       -------------    --------------
Office

Northwest Pipeline                          1982          19.79/         10/82-90/09                 (1) 9 year       $  8,571,292
Corporation (2)..........................                295,000         10/95-09/97:  $27.68        (1) 10 year
295 Chipeta Way                                                          10/97-09/09:  $29.06
Salt Lake City, UT                                                       (plus CPI
                                                                         adjustments)

 FirstPlus Financial Group,                 1986          8.17/          09/97-08/12                 (4) 5 year       $  3,223,584
Inc......................................     &          247,968         09/97-08/02:  $13.00
1600 Viceroy Drive                          1997                         09/02-08/07:  $14.30
Dallas, TX                                                               09/07-08/12:  $15.73

Circuit City Stores,                        1990          19.71/         03/90-02/10                 (4) 10 year      $  2,478,125
Inc.(2)(3)...............................                288,562         03/96-02/00:  $8.59         (1) 5 year
9950 Mayland Drive                                                       03/00-02/10:  $9.91
Richmond, VA

Hartford Fire Insurance                     1983          12.40/         09/91-12/05                 (1) 5 year       $  2,165,500
Company(5)...............................                153,364         01/95-12/05:  $14.12
200 Southington Executive
Park
Southington, CT

Bank One, Arizona, N.A...................   1960          10.26/         11/88- 11/03                (1) 5 year       $  1,967,059
3615 North 27th Avenue                        &          179,280          12/98-11/03:  $10.60
Phoenix, AZ                                 1979

Honeywell,  Inc.(5)......................   1985          51.79/         07/86-07/01                 (3) 5 year       $  1,892,250
19019 No. 59th Avenue                                    252,300         07/96-07/01:  $7.50
Glendale, AZ

Lockheed Martin Corporation..............   1960          36.94/         07/97-12/06                 (6) 5 year       $  1,671,292
401 Elm Street                                &          126,000         07/97-12/01:  $13.26
Marlborough, MA                             1988                         12/01-12/06:  increased
                                                                         by 75% of cumulative
                                                                         increase in CPI.

Time Customer Service, Inc...............   1986          14.38/         04/87-03/02                 (4) 5 year       $  1,102,412
10419 North 30th Street                                  132,981         01/97-12/97:  $  8.29
Tampa, FL                                                                01/98-12/98:  $  8.78
(Time, Inc.**)                                                           01/99-12/99:  $  9.31
                                                                         01/00-12/00:  $  9.87
                                                                         01/01-12/01:  $10.46
                                                                         01/02-03/02:  $11.09

Bull HN Information
Systems,  Inc.(6)........................   1985          13.37/         10/94-10/05                 None             $    972,118
13430 North Black Canyon                      &          137,058         10/94-10/00:  $7.09
Freeway                                     1994                         10/00-10/01:  $7.43
Phoenix, AZ                                                              10/01-10/02:  $7.62
                                                                         10/02-10/03:  $7.82
                                                                         10/03-10/04:  $8.01
                                                                         10/04-10/05:  $8.20

                                                       LAND AREA                                                            NET
                                                        (ACRES)/         BASE LEASE TERM AND           (RENEWAL       EFFECTIVE RENT
TENANT AND PROPERTY LOCATION               YEAR       NET RENTABLE       ANNUAL RENTS PER NET        OPTIONS) TERM     AT OCTOBER 1,
   (OBLIGOR*/GUARANTOR**)                  BUILT       SQUARE FEET       RENTABLE SQUARE FOOT          PER OPTION         1997(1)
-----------------------------------------  -----      ------------       ---------------------       -------------    --------------
Cymer, Inc...............................   1989          2.73/          06/96-12/09                 None             $    740,484
16160 West Bernardo Drive                                 65,755         06/96-05/97:  $10.98
Rancho Bernardo, CA                                                      06/97-05/99:  $11.26
                                                                         06/99-05/01:  $11.82
                                                                         06/01-05/03:  $12.42
                                                                         06/03-05/05:  $13.04
                                                                         06/05-05/07:  $13.69
                                                                         06/07-12/09:  $14.37


                                                     ----------------                                                 ------------

                                                         189.54/                                                      $ 24,784,116
          SUBTOTAL: OFFICE                              1,878,268
                                                     ----------------                                                 ------------



Industrial

Exel Logistics,  Inc.(7).................   1985          29.01/         10/90-03/12                 (2) 10 year      $  1,771,262
6345 Brackbill Boulevard                    1991         507,000         03/97-03/02:  $3.49
Mechanicsburg, PA                             &                          03/02-03/07:  $4.02
(NFC plc**)                                 1995                         03/07-03/12:  greater of
                                                                         $4.62 or fair market
                                                                         rent as specified in the
                                                                         lease

Federal Express  Corp.(4)(7).............   1987          10.92/         02/88-01/98                 (1) 5 year       $  1,284,953
3350 Miac Cove Road                                      141,359         02/93-01/98:  $9.09
Memphis, TN

Exel Logistics, Inc......................   1989          24.38/         11/91-11/06                 (2) 5 year       $  1,139,496
6 Doughton Road                                          330,000         12/94-11/97: $3.45
New Kingstown, PA                                                        12/97-11/00: $3.77
(NFC plc**)                                                              12/00-11/03: $4.12
                                                                         12/03-11/06: $4.51



Time Customer Service, Inc...............   1986          15.02/         08/87-07/02                 (1) 5 year       $    913,828
3102 Queen Palm Drive                                    229,605         08/96-07/98:  $3.98
Tampa, FL                                                                08/98-07/01:  $4.16
(Time, Inc.**)                                                           08/01-07/02:  $4.39


Exel Logistics, Inc......................   1985          12.52/         11/91-11/06                 (2) 5 year       $    845,242
245 Salem Church Road                                    252,000         12/94-11/97: $3.35
Mechanicsburg, PA                                                        12/97-11/00: $3.67
(NFC plc**)                                                              12/00-11/03: $4.01
                                                                         12/03-11/06: $4.38

Ryder Integrated Logistics                  1997          25.70/         12/97-11/12                 (3) 5 year       $    890,671
(3) . .                                                  276,480         12/97-11/02: $3.22
Northeast Industrial Park                                                12/02- 11/07: $3.61
Waterloo, IA                                                             12/07-11/12: $4.04

Johnson Controls,  Inc.(5)...............   1996          24.00/         12/96-12/06                 (2) 5 year       $    648,804
46600 Port Street                                        134,160         12/96-12/97:  $4.84
Plymouth, MI                                                             12/97-12/06:  annual
                                                                         esc. equal to 3xCPI, not
                                                                         to exceed 4.5%/annum

White Consolidated
Industries,  Inc.(7)(8)..................   1970          26.57/         12/86-12/01                 (2) 5 year       $    593,436
Tappan Park                                              296,720         01/97-12/01:  $2.00
22 Chambers Road
Mansfield, OH

Exel Logistics, Inc......................   1981          9.66/          11/91-11/06                 (2) 5 year       $    552,203
34 East Main Street                                      179,200         12/94-11/97: $3.08
New Kingstown, PA                                                        12/97-11/00: $3.37
(NFC plc**)                                                              12/00-11/03: $3.68
                                                                         12/03-11/06: $4.02

                                                       LAND AREA                                                            NET
                                                        (ACRES)/         BASE LEASE TERM AND           (RENEWAL       EFFECTIVE RENT
TENANT AND PROPERTY LOCATION               YEAR       NET RENTABLE       ANNUAL RENTS PER NET        OPTIONS) TERM     AT OCTOBER 1,
   (OBLIGOR*/GUARANTOR**)                  BUILT       SQUARE FEET       RENTABLE SQUARE FOOT          PER OPTION         1997(1)
-----------------------------------------  -----      ------------       ---------------------       -------------    --------------
Johnson Controls,  Inc.(5)...............   1996          25.20/         12/96-12/06                 (2) 5 year       $    491,042
450 Stern Street                                         111,160         12/96-12/97:  $4.42
Oberlin, OH                                                              12/97-12/06:  annual
                                                                         esc. equal to 3xCPI, not
                                                                         to exceed 4.5%/annum

Walker Manufacturing
 Company(7)..............................   1968          20.00/         08/87-08/00                 None             $    487,144
904 Industrial Road                           &          195,640         08/94-08/97:  $2.28
Marshall, MI                                1972                         08/97-08/00:  greater of
(Tenneco Automotive, Inc.**)                                             $2.49 or CPI esc.


Allegiance Healthcare
Corporation(2)(3)........................   1991          10.16/         09/91-09/01                 (2) 5 year       $    472,500
5950 Greenwood Pkway                                     123,924         09/91-09/01: $3.81
Bessemer, AL
(Baxter International,
Inc.**)

Toys "R" Us, Inc.(2).....................   1981          7.56/          09/81-08/06                 (5) 5 year       $    400,200
West Wingfoot Rd.                                        123,293         09/87-04/98  $3.25
Houston, TX                                                              05/98-08/06  $3.98

Unisource Worldwide, Inc.................   1958          7.00/          10/87-09/02                 None             $    379,800
109 Stevens Street                            &          168,800         10/92-09/97:  $2.05
Jacksonville, FL                            1969                         10/97-09/02:  $2.25

Dana Corporation(3)......................   1983          20.95/         08/92-08/07                 (2) 5 year       $    325,367
One Spicer Dr.                                &          148,000         08/96-07/99: $2.20          (1) 4 years, 11
Gordonsville, TN                            1985                         08/99-07/02: $2.26          mos.
                                                                         08/02-07/05: $2.33
                                                                         08/05-08/07: $2.40

SKF USA, Inc.............................   1996          21.13/         12/96-12/14                 (3) 10 year      $    322,397
324 Industrial Park Road                                  72,868         12/96-12/99:  $4.42
Franklin, NC                                                             01/00-12/14:  CPI
                                                                         adjusted every three
                                                                         years

Crown Cork & Seal
Company,  Inc.(7)........................   1970          5.80/          09/86-09/01                 (1) 5 year       $    293,460
567 So. Riverside Drive                       &          146,000         09/96-09/01:  $2.01
Modesto, CA                                 1976

Johnson Controls,  Inc.(5)...............   1997          22.20/         02/97-02/07                 (2) 5 year       $    288,608
15911 Progress Drive                                      58,800         02/97-02/98:  $4.91
Cottondale, AL                                                           02/98-02/07:  annual
                                                                         esc. equal to 3xCPI, not
                                                                         to exceed 4.5%/annum

Walker Manufacturing
 Company(7)..............................   1979          8.26/          08/87-08/00                 None             $    166,696
1601 Pratt Avenue                                         53,600         08/94-08/97:  $2.85
Marshall, MI                                                             08/97-08/00:  $3.11
(Tenneco Automotive, Inc.**)



                                                     ----------------                                                 ------------

                                                          326.04/                                                     $ 12,267,109
                     SUBTOTAL: INDUSTRIAL                3,548,609
                                                     ----------------                                                 ------------

                                                       LAND AREA                                                            NET
                                                        (ACRES)/         BASE LEASE TERM AND           (RENEWAL       EFFECTIVE RENT
TENANT AND PROPERTY LOCATION               YEAR       NET RENTABLE       ANNUAL RENTS PER NET        OPTIONS) TERM     AT OCTOBER 1,
   (OBLIGOR*/GUARANTOR**)                  BUILT       SQUARE FEET       RENTABLE SQUARE FOOT          PER OPTION         1997(1)
-----------------------------------------  -----      ------------       ---------------------       -------------    --------------
Retail

Fred Meyer,  Inc.(7).....................   1986          13.90/         03/88-03/08                 (3) 10 year      $  1,009,375
2655 Shasta Way                                          178,204         03/88-03/08:  $5.66
Klamath Falls, OR

Liberty House,  Inc.(2)..................   1980          1.22/          10/80-09/09                 (1) 115 mos.     $    962,981
Fort Street Mall (King St.)                               85,610         10/95-09/05: $11.25         (1) 2 year
Honolulu, HI                                                             10/05-09/09: $11.56         (3) 5 year

Fred Meyer, Inc.(7)......................   1986          8.81/          06/86-05/11                 (3) 5 year       $    826,086
Highway 101                                              118,179         06/86-05/11:  $6.99 plus
Newport, OR                                                              0.5% of gross sales in
                                                                         excess of $20,000,000
                                                                         ($60,977 paid in 1997)

Hechinger Property Co.(2)(t).............   1980          7.61/          05/81-04/06                 (1) 10 year      $    772,383
7111 Westlake Terrace                                     95,000         05/96-04/06:  $8.13         (3) 5 year
Bethesda, MD
(Hechinger Stores Company*)

Physical Fitness Centers of
Philadelphia,  Inc.(7)...................   1987          2.87/          07/87-07/07                 (2) 5 year       $    712,827
1160 White Horse Road                                     31,750         07/92-07/97:  $19.52
Voorhees, NJ                                                             07/97-07/02:  $22.45
(Bally Total Fitness                                                     07/02-07/07:  $25.82
Corp.**)


Federated Department
Stores, Inc.(2)..........................   1974          11.00/         02/76-01/06                 (1) 8 year       $    676,601
24100 Laguna Hills Mall                                  160,000         02/80-01/06:  $4.23         (2) 15 year
Laguna Hills, CA                                                                                     (1) 6 year

Scandinavian Health
Spa, Inc.................................   1987          3.32/          01/89-12/08                 (2) 5 year       $    612,692
4733 Hills and Dales Road                                 37,214         01/97-12/97:  $16.46
Canton, OH                                                               01/98-12/08:
(Bally Total Fitness Holding                                             2.2% annual escalations
Corp.**)


Bally Total Fitness                         1987          2.73/          07/87-07/07                 (2) 5 year       $    573,965
Corp.(7).................................                 25,250         07/92-07/97:  $19.77
5917 South La Grange Road                                                07/97-07/02:  $22.73
Countryside, IL                                                          07/02-07/07:  $26.14

Champions Fitness IV,                       1977          3.66/          08/87-08/07                 (2) 5 year       $    444,360
Inc.(7)..................................     &           24,990         08/92-08/97:  $15.46
5801 Bridge Street                          1987                         08/97-08/02:  $17.78
DeWitt, NY                                                               08/02-08/07:  $20.45
(Bally Total Fitness Corp.*)

GFS Realty, Inc..........................   1976          10.60/         01/77-02/04                 (6) 5 year       $    408,360
9580 Livingston Road                                     107,337         03/77-02/04:  $3.80
Oxon Hill, MD
(Giant Food, Inc.**)


Mervyn's (t).............................   1976          11.00/         02/77-12/02                 (5) 5 year       $    406,948
4450 California Street                                   122,000         01/78-12/02:  $3.34
Bakersfield, CA
(Dayton Hudson
Corporation**)

Toys "R" Us, Inc.(2).....................   1981          5.85/          06/81-05/06                 (5) 5 year       $    382,783
12535 SE 82nd Avenue                                      42,842         07/94-01/98  $8.93
Clackamas, OR                                                            02/98-05/01  $9.74
                                                                         06/01-05/06  $9.91

                                                       LAND AREA                                                            NET
                                                        (ACRES)/         BASE LEASE TERM AND           (RENEWAL       EFFECTIVE RENT
TENANT AND PROPERTY LOCATION               YEAR       NET RENTABLE       ANNUAL RENTS PER NET        OPTIONS) TERM     AT OCTOBER 1,
   (OBLIGOR*/GUARANTOR**)                  BUILT       SQUARE FEET       RENTABLE SQUARE FOOT          PER OPTION         1997(1)
-----------------------------------------  -----      ------------       ---------------------       -------------    --------------
Toys "R" Us, Inc.(2).....................   1981          3.64/          06/81-05/06                 (5) 5 year       $    357,331
18601 Alderwood Mall Blvd.                                43,105         06/86-01/98  $8.29
Lynwood, WA                                                              02/98-05/01  $9.03
                                                                         06/01-05/06  $9.18

Circuit City Stores
West Coast,  Inc.(7).....................   1988          3.93/          10/88-10/08                 (3) 10 year      $    352,580
7272 55th Street                                          45,308         10/93-10/98:  $7.78
Sacramento, CA                                                           10/98-10/03:  $8.54
(Circuit City Stores, Inc.*)                                             10/03-10/08:  $9.30

Toys "R" Us, Inc.(2).....................   1981          4.44/          06/81-05/06                 (5) 5 year       $    326,925
6910 S. Memorial Highway                                  43,123         06/86-01/98  $7.58
Tulsa, OK                                                                02/98-05/01  $8.26
                                                                         06/01-05/06  $8.40

Circuit City Stores
West Coast,  Inc.(7).....................   1988          2.72/          12/88-12/08                 (3) 10 year      $    304,794
6405 South Virginia Street                                31,400         12/93-12/98:  $  9.71
Reno, NV                                                                 12/98-12/03:  $10.65
(Circuit City Stores, Inc.*)                                             12/03-12/08:  $11.60

Wal-Mart Stores
East,  Inc.(5)...........................   1985          8.61/          12/85-01/11                 (5) 5 year       $    269,770
7055 Highway 85 South                                     81,911         12/85-01/11:  $3.29
Riverdale, GA

Circuit City Stores
West Coast,  Inc.(7) ....................   1988          2.57/          12/88-12/08                 (3) 10 year      $     260,560
5055 West Sahara Avenue                                   36,053         12/93-12/98:  $7.23
Las Vegas, NV                                                            12/98-12/03:  $7.93
(Circuit City Stores, Inc.*)                                             12/03-12/08:  $8.64

GFS Realty, Inc.(2) .....................   1977          7.32/          01/78-02/05                 (1) 12 year      $     224,016
Rockshire Village Center                                  51,682         01/78-02/05:  $4.33         (2) 10 year
West Ritchie Parkway
Rockville, MD
(Giant Food, Inc.**)

Montgomery Ward Co., Inc.(2) ............   1973          7.61/          11/74-10/04                 (3) 5 year       $     152,760
Amigoland Shopping Center                                115,000         11/74-10/04:  $1.33
Mexico Street and Palm Boulevard
Brownsville, TX

Wal-Mart Stores,  Inc.(5) ...............   1982          5.21/          08/83-01/09                  (5) 5 year      $     146,040
Highway 21 South                                          56,132         09/87-01/09:  $2.60
Jacksonville, AL                                                         plus 1% of gross
                                                                         sales in excess of
                                                                         $10,290,204 ($40,518
                                                                         paid in 1996)
                                                     ----------------                                                 -------------
                  SUBTOTAL:  RETAIL                      128.62/                                                      $  10,184,137
                                                        1,532,090
                                                     ================                                                 =============
TOTAL(9) ................................            644.20/6,958,967                                                 $  47,235,362
                                                     ================                                                 =============



(1) Net Effective Rent means the annual rent in effect as of October 1, 1997 and is calculated by multiplying monthly rent in effect as of October 1, 1997 by
    12. The amounts do not include percentage rents (i.e., additional rent calculated as a percentage of the tenant's gross sales above a specified level), if any, that may be payable under leases covering certain of the properties.


(2) The Company holds leasehold interests in the land on which these buildings are situated. The Company owns in fee simple the land on which all other buildings are situated.

(3) Represents a Pending Acquisition.


(4) The tenant of this Property has failed to give the requisite renewal notice and the Company expects a vacancy of this Property as of the expiration date of this lease.

(5) The Credit Facility is secured by first mortgage liens on these Properties. As of September 30, 1997, approximately $28.5 million was outstanding under the Credit Facility.



(6) Assumes the tenant pays its rent annually in advance, resulting in a prompt payment discount of 3.5% per year.



(7) The REMIC Financing is secured by first mortgage liens on these Properties and the Ross Stores Newark Property.



(8) Effective March 1, 1999 tenant may cancel lease upon 12 months notice and payment of a cancellation fee equal to $197,812.



(9) Includes Pending Acquisitions but excludes the Ross Stores Newark Property. If the Pending Acquisitions were excluded and the Ross Stores Newark Property were included, total Net Rentable Square Feet would be 6,647,057 and the Net Effective Rent at October 1, 1997 would be $46,511,103.


(t) The Company holds 33.85% and 19% of the limited partnership interest in the limited partnerships that, respectively, own the properties in Bethesda, Maryland and Bakersfield, California.

              The following table sets forth certain information as of October 1, 1997, regarding the timing of lease expirations of the Company's Properties (excluding the Ross Stores Newark Property), the two properties owned by limited partnerships in which the Company holds a minority interest and the Pending Acquisitions.


                       NUMBER            NET EFFECTIVE
                         OF               BASE RENT AT        PERCENTAGE OF
                       LEASES           OCTOBER 1, 1997           TOTAL
YEAR (1)              EXPIRING                (2)          NET EFFECTIVE RENT
--------------        --------          ---------------    ------------------
1997 ...............     0               $         0                  0
1998 ...............     1                 1,284,953               2.72%
1999 ...............     0                         0                  0
2000 ...............     2                   653,840               1.38%
2001 ...............     4                 3,251,646               6.88%
2002 ...............     4                 2,802,988               5.93%
2003 ...............     1                 1,967,059               4.16%
2004 ...............     2                   561,120               1.19%
2005 ...............     3                 3,361,634               7.12%
2006 ...............    12                 8,264,302              17.50%
2007 ...............     5                 2,345,127               4.96%
2008 and                16                22,742,693              48.15%
thereafter..........
                       ---               -----------             ------

Total ..............    50               $47,235,362             100.00%
                       ===               ===========             ======



---------------------------


(1) The Company's leases, including the Pending Acquisitions and properties in which the Company owns a minority interest, currently have an average weighted remaining term (excluding renewal options) of approximately 9.07 years.



(2) Net Effective Rent is calculated by multiplying monthly base rent in effect at October 1, 1997 by 12. The amounts do not include percentage rents (i.e., additional rent calculated as a percentage of the tenant's gross sales above a specified level), if any, that may be payable under leases covering certain of the Properties or CPI adjustments.

    The following table sets forth certain state-by-state information regarding the Properties (excluding the Ross Stores Newark Property), the two properties owned by limited partnerships in which the Company holds a minority interest and the Pending Acquisitions as of October 1, 1997.


                             Number                          Net Effective      Percentage of Total
                               of         Net Rentable        Base Rent at         Net Effective
         State             Properties     Square Feet      October 1, 1997 (1)          Rent
-----------------------    ----------     ------------     -------------------  -------------------
Alabama ...............         3           238,856         $      907,148              1.92%
Arizona ...............         3           568,638              4,831,427             10.23
 California ...........         5           539,063              2,470,073              5.23
Connecticut ...........         1           153,364              2,165,500              4.58
 Florida ..............         3           531,386              2,396,040              5.07
Georgia ...............         1            81,911                269,770              0.57
Hawaii ................         1            85,610                962,981              2.04
Illinois ..............         1            25,250                573,965              1.22
Iowa...................         1           276,480                890,671              1.89
Maryland ..............         3           254,019              1,404,759              2.97
Massachusetts .........         1           126,000              1,671,292              3.54
Michigan ..............         3           383,400              1,302,641              2.76
Nevada ................         2            67,453                565,354              1.20
New Jersey ............         1            31,750                712,827              1.51
New York ..............         1            24,990                444,360              0.94
North Carolina ........         1            72,868                322,397              0.68
Ohio ..................         3           445,094              1,697,170              3.59
Oklahoma ..............         1            43,123                326,925              0.69
Oregon ................         3           339,225              2,218,244              4.70
Pennsylvania ..........         4         1,268,200              4,308,203              9.12
Tennessee .............         2           289,359              1,610,320              3.41
Texas .................         3           486,261              3,776,544              8.00
Utah ..................         1           295,000              8,571,292             18.15
Virginia.............           1           288,562              2,478,125              5.25
Washington ............         1            43,105                357,331              0.76
                             ----        ----------         --------------           -------
Total .................        50         6,958,967         $   47,235,359            100.00%
                             ====        ==========         ==============           =======


------------------------------------

(1) Net Effective Rent is calculated by multiplying monthly base rent in effect at October 1, 1997 by 12. The amounts do not include percentage rents (i.e., additional rent calculated as a percentage of the tenant's gross sales above a specified level), if any, that may be payable under leases covering certain of the properties or any CPI adjustments permitted under leases covering certain properties.



    Substantially all of the Company's leases are net leases, under which the tenant is responsible for all costs of real estate taxes, insurance and ordinary maintenance. The remainder of the Company's leases are on terms which management believes are substantially similar to those of its net leases. However, the Company has retained responsibility for certain structural repairs with respect to four Properties. Management estimates that the Company's expenditures and reserves for these items will be approximately $150,000 for the year ended December 31, 1997 and $175,000 for the year ended December 31, 1998.

    The Company carries comprehensive liability, fire, extended coverage and casualty insurance for all of its Properties, and carries rent loss insurance on certain of its Properties. However, with respect to certain of the Properties where the leases do not provide for abatement of rent under any circumstances, the Company generally does not maintain rent loss insurance.
See "Risk Factors -- Uninsured Loss" in the accompanying Proxy Statement/Prospectus.


INDEBTEDNESS OF THE COMPANY

    The Company's aggregate consolidated outstanding indebtedness as of June 30, 1997, was approximately $183 million, which consisted of approximately (i) $68.4 million of indebtedness outstanding under the REMIC Financing, (ii) $25.0 million of outstanding indebtedness in respect of the Exchangeable Notes described below, (iii) $82.2 million of outstanding mortgage indebtedness related to 12 Properties and (iv) other debt of approximately $7.4 million. All of the mortgages outstanding on the Properties have a fixed rate of interest. As of June 30, 1997, the Company's ratio of debt-to-total market capitalization (defined as debt divided by the sum of debt plus the market value of equity, including Lexington Common Stock, Convertible Preferred Stock and OP Units) was approximately 44.1%. On a pro forma basis, after giving effect to the Pro Forma Adjustments, the Company's ratio of debt-to-total market capitalization, as of June 30, 1997, would have been 44.0%.

    Salt Lake City Refinancing. In May 1997, the Company completed the refinancing of a $22.1 million mortgage in the Salt Lake City Refinancing. The Company borrowed approximately $24.25 million to effect the Salt Lake City Refinancing, with excess proceeds used to pay debt restructuring and transaction costs and for general corporate purposes. The Salt Lake City Refinancing reduced the stated interest rate on the Refinanced Amount from 12.9% to 7.61% per annum and, commencing January 1, 1998, will reduce the Company's annual debt service payments by $1.35 million.

    Sale of Exchangeable Notes. In March 1997, in connection with the acquisition of the Exel Pennsylvania Properties, LCIF issued and sold $25 million aggregate principal amount of its Exchangeable Notes to an institutional investor in a private placement. The Notes bear interest at a rate of 8.0% per annum and mature in March 2004. The Exchangeable Notes are secured by first mortgage liens on the Exel Pennsylvania Properties, are fully guaranteed by the Company and can be exchanged by the holders thereof for shares of Lexington Common Stock at $13 per share beginning in the year 2000, subject to adjustment. The Exchangeable Notes require interest only payments semi-annually and may be redeemed at the Company's option after three years at a price of 103.2% of the principal amount thereof, declining to par after five years. In connection with the sale of the Exchangeable Notes, the Company entered into certain related agreements providing for, among other things, certain demand and piggyback registration rights to the initial purchaser of the Exchangeable Notes. The Exchangeable Notes are subordinated in right of payment to the Company's obligations under the Credit Facility.


    Credit Facility. In February 1997, the Company's secured revolving Credit Facility was amended to extend the maturity to June 1999 and to increase the maximum borrowing availability to $60 million. The Credit Facility is currently secured by first mortgage liens on seven Properties and bears interest at 150 basis points over LIBOR. As of September 30, 1997, the aggregate amount outstanding under the Credit Facility was approximately $28.5 million, with a weighted average interest rate thereon of approximately 7.18%. The Credit Facility limits the amount of indebtedness the Company may incur to 60% of the Company's total market capitalization. The Credit Facility is secured by first mortgage liens on the following seven Properties: Glendale, Arizona; Southington, Connecticut; Riverdale, Georgia; Jacksonville, Alabama; Plymouth, Michigan; Oberlin, Ohio; and Cottondale, Alabama.


    REMIC Financing. In May 1995, the Company completed the $70 million REMIC Financing by issuing commercial mortgage pass-through certificates secured by 15 Properties, and used a portion of the proceeds to repay approximately $51 million of mortgage indebtedness on eight of these Properties. The remaining net proceeds of the REMIC Financing were used to repay other existing indebtedness and for general corporate purposes. The REMIC Financing has a fixed interest rate of 8.10% and matures in May 2005. The REMIC Financing is secured by Mortgages on the following fifteen Properties: Modesto, California; Mansfield, Ohio; Marshall, Michigan (904 Industrial Road); Marshall, Michigan (1601 Pratt Avenue); Memphis, Tennessee; Mechanicsburg (6345 Brackbill Blvd.), Pennsylvania; Newark, California; Countryside, Illinois; Voorhees, New Jersey; Dewitt, New York; Newport, Oregon; Sacramento, California; Reno, Nevada; Las Vegas, Nevada; and Klamath Falls, Oregon.

    Subordinated Notes. As of June 30, 1997, the Company had approximately $1.9 million of subordinated notes outstanding (the "Subordinated Notes"). The Subordinated Notes mature on October 12, 2000 and bear interest at a fixed rate of 7.75% per annum, payable semiannually on January 1 and July 1 of each year to the holders of record at the close of business on the December 15 or June 15 immediately preceding such interest payment date. The Subordinated Notes are redeemable, at the Company's option, in whole or in part, upon not less than 15 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount plus all accrued and unpaid interest on the Subordinated Notes through the date of redemption.


    Mortgage Indebtedness. As of June 30, 1997, a total of 12 Properties (in addition to the Properties securing the Credit Facility and the REMIC Financing) were subject to outstanding mortgages. The aggregate outstanding principal amount of such mortgages, including accrued interest thereon, was approximately $82.4 million as of such date. These mortgages are subject to certain balloon payments, which, in general, are due over the next five years as follows: $0 in 1997; approximately $10 million in 1998; approximately $5.6 million in 1999 (in addition to $26.4 under the Credit Facility); approximately $8.0 million in 2000, and $0 in 2001. The ability of the Company to make such mortgage payments will depend upon the Company's ability to refinance the relevant mortgages, sell the mortgaged Properties or draw from the Credit Facility sufficient amounts to satisfy such balloon payments. The ability of the Company to accomplish these goals may be affected by economic factors affecting the real estate industry generally, including the available mortgage rates at the time, the Company's equity in the mortgaged Properties, the financial condition of the Company, the operating history of the mortgaged Properties, the then current tax laws and the national, regional and local economic conditions at the time. The sale of the Stratus Computer Property which occurred in September 1997 resulted in the repayment of a first mortgage loan in the amount of $9.97 million. In connection with the loan repayment, the Company paid a prepayment premium of $1.86 million.


  The following table sets forth certain information regarding outstanding mortgage indebtedness on the Company's Properties as of June 30, 1997:

                                                                                           SCHEDULED
                                                                                             DEBT
                                           MORTGAGE       APPROXIMATE                     SERVICE IN
          PROPERTY LOCATION                BALANCE       INTEREST RATE      MATURITY         1997
-------------------------------------  -------------     -------------      --------     ------------
Salt Lake City, UT...................  $  23,329,712         7.610%          10/1/05     $  4,316,798
                                          12,649,565         7.870%          10/1/05        2,098,896


Marlborough, MA (1)..................     10,069,367        10.180%          9/15/00        1,590,857

Tampa, FL
(104 North 30th Street).............       5,997,086         8.600%           6/1/98          784,539

Honolulu, HI.........................      6,362,613        10.250%           1/1/10          841,170

Phoenix, AZ..........................      5,672,327        10.750%           5/1/99          692,707

Laguna Hills, CA.....................      4,564,041         8.375%           2/1/06          665,711

 Tampa, FL
(3102 Queen Palm Drive)..............      4,289,775         9.125%           5/1/98          391,442

Canton, OH...........................      2,729,410         9.490%          2/28/09          387,719

Franklin, NC  (2)....................      2,293,265         8.500%           4/1/15          222,252

Oxon Hill, MD........................      2,093,999         6.250%           3/1/04          381,042

Rockville, MD........................      1,239,735         8.820%           3/1/05          221,491

Brownsville, TX......................        962,860         8.375%          11/1/04          150,380
                                       -------------                                     ------------

Total................................  $  82,253,755 (3)                                 $ 12,745,004
                                       =============                                     ============

---------------------------


(1) The sale of the Stratus Computer Property which occurred in September 1997 resulted in the repayment of a first mortgage loan in the amount of $9.97 million. In connection with the repayment, the Company paid a prepayment premium of $1.86 million.



(2) Represents the annualized debt service assuming debt was incurred January 1, 1997.



(3) Does not include mortgage balances of $4,054,775 and $2,370,854 as of June 30, 1997 from the Bethesda, Maryland and Bakersfield, California properties, respectively, the minority owned properties.

LEGAL PROCEEDINGS


    Ross Stores, the tenant of the Company's Ross Stores Newark Property, has exercised an option to purchase the Ross Stores Newark Property for its fair market value, which was determined by arbitration based on estimates of fair market value submitted by Ross Stores and the Company. Under the terms of the arbitration, the arbitrator was required to select the submission of either the Company or Ross Stores, whichever more closely approximated the arbitrator's own opinion of value and was not permitted any discretion to select another valuation. The opinion of value selected by the arbitrator is deemed the purchase price. The estimate of the fair market value of the Ross Stores Newark Property submitted by Ross Stores more closely approximated the arbitrator's opinion of value and, accordingly was selected by the arbitrator and confirmed by the Superior Court of the State of California for San Francisco County. The arbitrator's opinion of value was based on numerous factors, including current and future market rental rates, the length of the Ross Stores Newark Property lease, the creditworthiness of Ross Stores and rates of return required by investors who acquire similar properties. The arbitration decision would have allowed Ross Stores to purchase the Ross Stores Newark Property for $24.8 million on or about September 1, 1997. The Company has appealed the state court decision which has resulted in a stay of Ross Stores' exercise of its purchase right. The outcome of such appeal cannot be determined at this time. If the Company is successful on its appeal, the parties will go back to the arbitration process and await a new opinion of value. On August 26, 1997 the Superior Court of the State of California for San Francisco County ruled in favor of a motion made by Ross Stores to require the Company to post a bond equivalent to one year's rent in the amount of approximately $3,400,000 securing Lexington's potential reimbursement of Ross Stores for rental payments made following September 1, 1997 in the event that the sale was deemed to be consummated as of such date. The Company has posted the bond. See "Risk Factors -- Adverse Effects of Ross Stores Litigation."

                                 CAPITALIZATION

  The following table sets forth the historical capitalization of the Company as of June 30, 1997 and the pro forma capitalization of the Company as of June 30, 1997, which gives effect to the Pro Forma Adjustments. See "--Summary Historical and Unaudited Pro Forma Consolidated Financial Data." This table should be read in conjunction with the financial information presented elsewhere in this Proxy Statement/Prospectus and the Consolidated Financial Statements of the Company and Notes thereto incorporated by reference.


                                                                                UNAUDITED
                                                                        --------------------------
                                                                             AT JUNE 30, 1997
                                                                        --------------------------
                                                                        HISTORICAL       PRO FORMA
                                                                        ----------       ---------
                                                                              (IN THOUSANDS)
Debt:
      Credit Facility (1) .......................................       $      --        $  32,250
      REMIC (2) .................................................          68,587           49,039
       8% Exchangeable Redeemable Secured .......................          25,559           25,559
      Notes
      Other Mortgage Notes  (3) .................................          82,422           94,222
      Other debt ................................................           8,064            9,071
                                                                        ---------        ---------
        Total debt ..............................................         184,632          210,141
      Minority interest .........................................          27,928           27,928
Shareholders' equity:
      Preferred Stock, $.0001 par value, 10,000,000 shares
        authorized, 700,000 shares of Class A Senior Cumulative
        Convertible Preferred liquidation preference $12.50 per
        share, issued and outstanding at June 30, 1997; 1,325,000
        pro forma shares issued and outstanding .................               0                0
      Excess stock, $.0001 par value, 40,000,000 shares
        authorized, no shares issued or outstanding .............               0                0
      Common Stock, $.0001 par value, 40,000,000 shares
        authorized, 12,254,037 shares issued and outstanding at
        June 30, 1997, and 13,958,993 pro forma shares issued and
        outstanding  (4) ........................................               1                1
      Paid-in capital ...........................................         188,950          212,500
      Accumulated distributions in excess of net income .........         (48,122)         (48,180)

                                                                        ---------        ---------
        Total shareholders' equity ..............................         140,829          164,321
                                                                        ---------        ---------
           Total capitalization .................................       $ 353,389        $ 402,390
                                                                        =========        =========


------------------------------------


(1) The pro forma balance reflects a net $32.2 million increase in borrowings under the Credit Facility due to the purchase of the FirstPlus and Lockheed Martin Properties and the pending acquisition of the Ryder Property offset by the pro forma effect on the Credit Facility of $5.5 million from the Ross Stores Litigation assuming the repayment of REMIC Financing of approximately $19.6 million and the associated prepayment penalty of approximately $750,000. As of September 30, 1997, $28.5 million was outstanding under the Credit Facility.



(2) The pro forma balance reflects a net decrease in the REMIC Financing due to the repayment of such indebtedness of approximately $19.6 million with a portion of the proceeds from the Ross Stores Litigation.



(3) The pro forma balance reflects a net $11.8 million increase in mortgage notes due to (i) sale of Stratus of $10.1 million, (ii) purchase of Bull HN Software of $6.5 million and (iii) effect of the Merger of $15.4 million.

(4) Assumes exchange of shares in connection with the Merger at $14.125 per share. If the exchange took place at the minimum price ($12.125), the total pro forma issued and outstanding would be 13,736,623.

     SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA


    The Selected Historical and Unaudited Pro Forma Consolidated Financial Data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto incorporated by reference. The unaudited pro forma financial data gives effect to the Pro Forma Adjustments as if such Pro Forma Adjustments had occurred on January 1, 1996 and were carried forward through June 30, 1997 for the operating data and on June 30, 1997 for the balance sheet data. See "--Summary Historical and Unaudited Pro Forma Consolidated Financial Data." The unaudited pro forma financial information does not purport to be indicative of what the results of operations or financial position of the Company would have been had the transactions been completed on the dates assumed, nor is such unaudited pro forma financial data necessarily indicative of the results of operations of the Company that may exist in the future. The unaudited financial data for the six months ended June 30, 1997 includes all adjustments, consisting of normal recurring accruals, which management considers necessary for the fair presentation of the financial position and the results of operations of the Company for such period. The results for the six-month periods may not be indicative of the results to be expected for the full year.



                                             SIX MONTHS ENDED
                                                 JUNE 30,
                                               (UNAUDITED)
                                         -------------------------
                                           PRO                    PRO FORMA
                                          FORMA                   (UNAUDITED)         YEAR ENDED DECEMBER 31,
                                         -------  -------  -------  -------  -------------------------------------------
                                          1997     1997     1996     1996     1996     1995     1994     1993     1992
                                         -------  -------  -------  -------  -------  -------  -------  -------  -------
                                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT:
Revenue:
    Rental ............................  $23,819  $20,178  $14,254  $47,968  $31,244  $24,523  $25,894  $25,702  $25,620
    Interest and other income .........      299      284      228      470      431      479      144      169      177
                                         -------  -------  -------  -------  -------  -------  -------  -------  -------
        Total Revenue .................   24,118   20,462   14,482   48,438   31,675   25,002   26,038   25,871   25,797
        Expenses:
    Interest expense ..................    8,827    8,583    5,601   17,465   12,818   10,295   10,982   11,066   11,220
    Depreciation ......................    5,937    5,075    3,393   11,733    7,627    5,817    5,909    5,909    5,892
    Amortization of deferred expenses .      377      415      297      650      619      464      346      268      262
    Property operating expenses .......      403      403      301      686      686      620      808      558      964
    General and administrative expenses    1,844    1,844    1,387    3,125    3,125    2,694    2,416    1,020    2,172
    Other expenses ....................      167      167       --       --       --       --       --       --       --
    Expenses of the mergers ...........       --       --       --       --       --       --       --    2,441       --
    Transactional expenses ............       --       --       --      644      644       --       --       --       --
                                         -------  -------  -------  -------  -------  -------  -------  -------  -------
        Total Expenses ................   17,555   16,487   10,979   34,303   25,519   19,890   20,461   21,262   20,510

Income before minority
    interests, gain on sale of
    properties, lease
    termination, proceeds and
    extraordinary item ................    6,563    3,975    3,503   14,135    6,156    5,112    5,577    4,609    5,287
    Minority interests ................      869      305      201    1,824      690       93       98       81       93
                                         -------  -------  -------  -------  -------  -------  -------  -------  -------
    Income before gain on sale
    of properties, lease
    termination proceeds and
    extraordinary item ................    5,694    3,670    3,302   12,311    5,466    5,019    5,479    4,528    5,194
Gain on sale of properties ............       --       --       --    1,940       --    1,514       --       --       --
Proceeds from lease termination .......       --       --       --       --       --    1,600       --       --       --
                                         -------  -------  -------  -------  -------  -------  -------  -------  -------
Income before
extraordinary items ...................    5,694    3,670    3,302   14,251    5,466    8,133    5,479    4,528    5,194
     Extraordinary item -- loss
     on extinguishment of debt ........    1,856    1,856       --    4,459       --    4,849       --       --       --
                                         -------  -------  -------  -------  -------  -------  -------  -------  -------

    Net income ........................  $ 3,838  $ 1,814  $ 3,302  $ 9,792  $ 5,466  $ 3,284  $ 5,479  $ 4,528  $ 5,194
                                         =======  =======  =======  =======  =======  =======  =======  =======  =======

                                         SIX MONTHS ENDED
                                             JUNE 30,
                                            (UNAUDITED)
                                  ------------------------------
                                    PRO                          PRO FORMA
                                   FORMA                        (UNAUDITED)               YEAR ENDED DECEMBER 31,
                                  --------   --------   --------  --------   -------------------------------------------------
                                    1997       1997       1996      1996       1996     1995       1994       1993       1992
                                  --------   --------   --------  --------   --------  -------    -------    -------   -------
                                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
 Per Share of Common Stock:
(1)
    Income before
        extraordinary item
        Primary ................  $   0.36   $   0.31   $   0.35  $   0.88   $   0.58  $   0.88   $   0.59  $   0.48  $     0.56
        Fully diluted ..........      0.35       0.27       0.34      0.85       0.58      0.88       0.59      0.48        0.56
    Extraordinary item -- loss
    on extinguishment of debt
         +Primary ..............  $  (0.13)  $  (0.18)  $     --  $  (0.31)  $     --  $  (0.53)  $     --  $     --  $       --
        Fully diluted ..........     (0.11)     (0.15)        --     (0.26)        --     (0.53)        --        --          --
    Net income
         +Primary ..............  $   0.23   $   0.13   $   0.35  $   0.57   $   0.58  $   0.35   $   0.59  $   0.48  $     0.56
        Fully diluted ..........      0.23       0.12       0.34      0.57   $   0.58  $   0.35   $   0.59  $   0.48  $     0.56
        Weighted average Common
        Stock shares outstanding
    Primary ....................    14,453     10,056      9,559    14,330      9,393     9,263      9,306     9,303       9,303
    Fully diluted ..............    16,904     12,507      9,581    16,955      9,393     9,263      9,306     9,303       9,303
    Cash distributions paid ....        --   $    .58   $    .54  $     --   $   1.10  $   1.08   $   1.08  $   0.24          --

BALANCE SHEET DATA (AT END
    OF PERIOD):
Real estate, before
    accumulated depreciation ...  $426,812   $377,793   $302,641             $339,411  $244,223   $243,280  $243,280  $243,280
    Total assets ...............   402,390    353,389    277,518              309,126   221,216    216,020   222,467   230,387
Mortgage loans payable
    (including accrued
    interest) ..................   201,070    176,568    158,909              186,188   121,690    110,065   112,501   115,222
    Total liabilities ..........   238,069    212,560    163,627              216,467   124,698    114,800   116,815   119,794
    Shareholders' equity .......   164,321    140,829    113,891               92,659    96,518    101,220   105,652   110,593


OTHER DATA:
Cash flows from operating
    activities .................  $  6,016   $  9,504   $  6,915  $  8,551  $ 14,972  $ 7,216     $12,423   $ 11,151  $ 12,002
Cash flows from investing
    activities .................      (901)   (32,383)    (2,232)      482   (16,951)   7,887          --         --    (2,870)
Cash flows from financing
    activities .................   (29,133)    32,277     (4,840)   (8,200)    1,859  (15,611)    (12,304)   (12,780)   (8,254)
Funds from operations(2) .......    12,667      9,217      7,190    27,100    15,015   12,049      11,486     12,959    12,673
Total net rentable sq. ft
    (at end of period) .........     6,742      6,121      4,563     6,742     5,235    4,212       3,767      3,767     3,767

NET INCOME .....................  $  3,838   $  1,814   $  3,302  $  9,792   $ 5,466   $ 3,284    $ 5,479    $ 4,528   $ 5,193
                                  --------   --------   --------  --------   --------  -------    -------    -------   -------
Add back:
Depreciation and ...............     5,937      5,075      3,393    11,733     7,627    5,817       5,909      5,909     5,892
amortization of real estate
Minority interest ..............       869        305        201     1,824       690       93          98         81        93
Loss from debt restructuring ...     1,856      1,856         --     4,459        --    4,849          --         --        --
Property arbitration ...........       167        167         --        --        --       --          --         --        --
    litigation expense
Non-recurring stock ............        --         --        294       588       588      442          --         --        --
    compensation
Transactional expense ..........                                       644       644                           2,441     1,495

Less:
Gross gain on sale of
property .......................                                    (1,940)            (1,514)
                                                                  --------            -------
Write-off of deferred rent
receivable related
to sale of property ............                                                          678
                                  --------   --------   --------  --------   --------  --------   --------  --------  --------

                                         SIX MONTHS ENDED
                                             JUNE 30,
                                            (UNAUDITED)
                                  ------------------------------
                                    PRO                          PRO FORMA
                                   FORMA                        (UNAUDITED)               YEAR ENDED DECEMBER 31,
                                  --------   --------   --------  --------   -------------------------------------------------
                                    1997       1997       1996      1996       1996     1995       1994       1993       1992
                                  --------   --------   --------  --------   --------  -------    -------    -------   -------
                                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Funds from Operations (2) ......  $ 12,667   $  9,217   $  7,190  $ 27,100   $ 15,015  $ 12,049   $ 11,486  $ 12,959  $ 12,673
                                  ========   ========   ========  ========   ========  ========   ========  ========  ========



---------------------------


(1) Primary net income per share is computed by dividing net income reduced by preferred dividends by the weighted average number of common and dilutive common equivalent shares outstanding during the periods. Fully diluted net income per share amounts are similarly computed but include the effect, when dilutive, of the Company's other potentially dilutive securities. Fully diluted net income is decreased by preferred dividends and is increased by minority interests resulting from the assumed conversion of the limited operating partnership units. The Company's Preferred Stock and 8% Exchangeable Redeemable Secured Notes are excluded from the 1997 and 1996 historical and pro forma computations and the Company's operating partnership units are excluded from the December 31, 1996 and June 30, 1997 pro forma per share calculations due to their anti-dilutive effect during those periods.


(2) The Company believes that Funds from Operations enhances an investor's understanding of the Company's financial condition, results of operations and cash flows. The Company believes it is an appropriate measure of the performance of an equity REIT, and can be one measure of a REIT's ability to make cash distributions. Funds From Operations is defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") as net income (or loss) (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. The Company's method of calculating Funds From Operations excludes other non-recurring revenue and expense items and may be different from methods used by other REITs and, accordingly, is not comparable to such other REITs. Funds From Operations should not be considered an alternative to net income as an indicator of the Company's operating performance or to cash flows from operating activities as determined in accordance with GAAP, or as a measure of liquidity and other consolidated income or cash flow statement data as determined in accordance with GAAP.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

REAL ESTATE ASSETS. The Company's principal sources of liquidity are revenues generated from the Properties, interest on cash balances, amounts available under its Credit Facility and amounts that may be raised through the sale of preferred shares described below or other private or public offerings. For the quarter ended June 30, 1997, leases on the Properties generated approximately $20,178,000 in revenue compared to $14,254,000 for the same period in 1996. For the year ended December 31, 1996, leases on the properties generated approximately $31,244,000 in revenue compared to $24,523,000 in 1995.


DIVIDENDS. The Company paid a dividend of $.27 per share to stockholders in respect of each of the calendar quarters of 1995 and the first quarter of 1996, $.28 per share in respect of the second and third quarters of 1996, and $.29 per share in respect of the fourth quarter of 1996, the first AND second quarters of 1997. The Company's annualized dividend rate is currently $1.16 per share.


OPERATING PARTNERSHIP STRUCTURE. The Company's operating partnership subsidiary structure permits the Company to effect acquisitions by issuing to a seller, as a form of consideration, interests in partnerships controlled by the Company. See "The Company -- Distributions on OP Units."

RESULTS OF OPERATIONS


Quarter and six months ended June 30, 1997 compared to quarter and six months ended June 30, 1996


Total Revenues. Total revenues for the quarter and six months ended June 30, 1997 were $10,638,123 and $20,462,330, representing increases of $2,955,682 and
$5,980,533 from the same periods in 1996. The increases in revenues were primarily attributable to increases in rental revenue of $2,882,931 and $5,924,376 for the quarter and six month periods, respectively. Rental revenue increased primarily due to revenues from properties acquired in May and December 1996, and in February, March and May 1997. Interest and other revenues for the quarter and six months ended June 30, 1997 increased $72,751 and $56,157 from the same periods in 1996 primarily due to higher interest-bearing cash balances during the six months ended June 30, 1997.

Total Expenses. Total expenses for the quarter and six months ended June 30, 1997 were $8,504,476 and $16,487,505, representing increases of $2,597,684 and
$5,508,481 from the same periods in 1996. The increases were primarily attributable to increases in interest expense, depreciation and amortization of real estate, and amortization of real estate general and administrative expenses and amortization of deferred expenses, all of which increased principally as a result of property acquisitions and increased property portfolio activity.

Interest expense for the quarter and six months ended June 30, 1997 increased $1,321,988 and $2,982,554 from the same periods in 1996 primarily due to interest expense incurred on the additional debt obtained or assumed in connection with acquisitions in May and December 1996 and February and March 1997. Depreciation and amortization of real estate for the quarter and six months ended June 30, 1997 increased $787,117 and $1,682,595 from the same periods in 1996 primarily due to properties acquired in May and December 1996, and February, March and May 1997. General and administrative expenses for the quarter and six months ended June 30, 1997 increased $398,039 and $623,559 from the same periods in 1996 as a result of increases in certain operating costs due to incremental growth of the Company. Additionally, property arbitration litigation expenses relating to the Newark, California Property of $167,351 were incurred during the quarter ended June 30, 1997. Amortization of deferred expenses for the quarter and six months ended June 30, 1997 increased $70,411 and $118,036 from the same periods in 1996 due to an increase in amortizable deferred loan expenses incurred in connection with the debt obtained or assumed in property acquisitions.

Excluding the property arbitration litigation expenses, general and administrative expenses for the quarter and six months ended June 30, 1997 were approximately 9% of rental revenues, compared to approximately 10% for the same respective periods in 1996.

Net Income. Net income for the quarter and six months ended June 30, 1997 was $303,546 and $1,813,996, representing decreases of $1,324,952 and $1,487,947 from the same periods in 1996. The decreases were primarily attributable to an extraordinary loss on extinguishment of debt incurred in connection with the Salt Lake City debt refinancing, in the amount of $1,787,428. Income before extraordinary item for the quarter and six months ended June 30, 1997 increased $462,476 and $368,324 from the same periods in 1996.


Year ended December 31, 1996 compared to year ended December 31, 1995


Total Revenues. Total revenues for the year ended December 31, 1996 were $31,675,355, an increase of $6,673,593 from the year ended December 31, 1995. The increase in total revenues was attributable to an increase in rental revenue, primarily due to revenues from properties acquired in August and December 1995, and May 1996.

Total Expenses. Total expenses for the year ended December 31, 1996 were $25,519,469 an increase of $5,629,284 from the year ended December 31, 1995. The increase was primarily attributable to increases in interest expense, depreciation and general and administrative expenses, and transactional expenses incurred in 1996.

Interest expense for the year ended December 31, 1996 was $12,817,528, an increase of $2,522,352 from the year ended December 31, 1995, which was primarily due to interest expense incurred on the mortgage notes assumed in the exchange transaction of May 22, 1996 to acquire the Salt Lake City, Utah Property.

Depreciation expense for the year ended December 31, 1996 was $7,627,232, an increase of $1,809,994 from the year ended December 31, 1995, which was primarily due to properties acquired in August and December 1995 and May 1996.

General and administrative expenses for the year ended December 31, 1996 were $3,125,100, a $431,340 increase from the year ended December 31, 1995. This increase is due to an increase in performance-based compensation of $146,702 and an increase in professional fees.

The transactional expenses totaled $644,047 and were comprised of costs of $169,530 associated with a proposed equity offering which was abandoned in favor of the completed private equity placement, and $474,517 of expenses incurred in connection with transactions in progress for which expenses are required to be charged to current operations.

The Company has added two senior corporate officers and one additional employee as employees as of October 1, 1996, in connection with the Company entering into management agreements with two partnerships which own 59 single tenant net-leased office, industrial and retail properties. The cost of the additional overhead is expected to be offset by expenses reimbursed pursuant to the management agreements.

Net income. Net income for the year ended December 31, 1996 was $5,465,824 an increase of $2,181,824 from the year ended December 31, 1995. The increase was primarily attributable to a non-recurring loss on extinguishment of debt incurred in 1995 in the amount of $4,849,226, offset by non-recurring items in 1995 relating to the sale of the Eagan Property on March 31, 1995; a gain on the sale of approximately $1.5 million and proceeds from lease termination of $1.6 million, offset by the related write-off of deferred rent receivable of approximately $678,000. Additionally, the increase in rental revenue discussed above also contributed to the increase in net income.

Year ended December 31, 1995 compared to year ended December 31, 1994


Total Revenues. Total revenues for the year ended December 31, 1995 were $25,001,762, a decrease of $1,036,144 from the year ended December 31, 1994. The decrease in total revenues resulted from a property sale that occurred in March, 1995. The loss of revenue resulting from the property sale was partially offset by an increase in interest income of $334,648 and revenues from new acquisitions.

Total Expenses. Total expenses for the year ended December 31, 1995 were $19,890,185, a decrease of $571,338 from the year ended December 31, 1994. Interest expense for the year ended December 31, 1995 was $10,295,176, a decrease of $687,133 from 1994 as a result of debt refinancing. General and administrative expenses for the year ended December 31, 1995 were $2,693,760, an increase of $277,574 from the year ended December 31, 1994. The increase in general and administrative expense is attributable to an expense of $441,562 relating to performance-based stock compensation. Property operating expenses for the year ended December 31, 1995 were $620,058 a decrease of $188,360, resulting from appraisal and environmental audit work undertaken in 1994.

Net Income. Net income for the year ended December 31, 1995 was $3,284,000, a decrease of $2,194,796 from the year ended December 31, 1994. The decrease in net income in 1995 was primarily attributable to a $4,849,226 loss on extinguishment of debt, of which approximately $4.6 million was incurred by the Company in connection with the REMIC Financing, which was partially offset when the Company recognized a $1,514,400 gain and $1,600,000 of lease termination proceeds resulting from the sale of the Company's property in Eagan, Minnesota.

FUNDS FROM OPERATIONS

Management believes that Funds From Operations enhances an investor's understanding of the Company's financial condition, results of operations and cash flows and believes it is an appropriate performance measure for an equity REIT which provided an indication of a REIT's ability to make cash distributions. Funds From Operations is defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") as "net income (or loss) (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures." The Company's method of calculating Funds From Operations excludes other non-recurring revenue and expense items and may be different from methods used by other REITs and, accordingly, is not comparable to such other REITs. Funds From Operations should not be considered an alternative to net income as an indicator of operating performance.


The following table reflects the Company's FFO for the PERIODS ENDED JUNE 30, 1997 AND 1996 AND THE years ended December 31, 1996 and 1995 (ALL AMOUNTS IN THOUSANDS).



                                                     Six months ended June 30,      Years Ended December 31,
                                                           Unaudited
                                                      1997           1996              1996           1995
                                                      ----           ----              ----           ----
Net income                                           $1,814          3,302             5,466          3,284

Add back:
  Depreciation and
    amortization of real estate                       5,075          3,393             7,627          5,817
  Minority interest                                     305            201               690             93
  Loss on extinguishment
    of debt                                           1,856            ---               ---          4,849
  Property arbitration                                  167            ---               ---
    litigation expense
  Non-recurring stock compensation                        -            294               588            442
  Transactional expenses                                  -              -               644            ---

                                                     Six months ended June 30,      Years Ended December 31,
                                                           Unaudited
                                                      1997           1996              1996           1995
                                                      ----           ----              ----           ----
  Write-off of deferred rent
    receivable                                           -              -                 -            678
                                                     ------          -----            ------         -----
Subtotal                                              7,403          3,888            $9,550         11,879
                                                     ------          -----            ------         ------

Less:
  Gross gain on sale of property                                                                     (1,514)
  Write-off of deferred rent
    receivable related to sale
    of property                                                                                         678
  Net gain on sale of property                                                                         (836)
  Proceeds from lease termination                                                                    (1,600)
Subtotal                                                  0              0                 0         (3,114)
                                                     ------          -----            ------         ------
Funds from Operations                                $9,217          7,190            15,015         12,049
                                                     ======          =====            ======         ======




The Company's dividends declared to be paid to stockholders (including preferred stockholders) amounted to approximately 71% of the Company's FFO for the quarter ended June 30, 1997.



Below are the cash flows provided by (used in) operating, investing and financing activities for the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996 and 1995:



                                         Six months ended June 30,               Years ended
                                                  Unaudited                     December 31,
                                           1997             1996            1996            1995
                                           ----             ----            ----            ----
Cash flows provided by (used in):
Operating activities                     $  9,504         $ 6,915          14,972          7,216
Investing activities                      (32,383)         (2,232)        (16,952)         7,887
Financing activities                       32,277           4,840           1,859        (15,611)
                                         ========         =======         =======         ======




Accounting Standard Not Yet Adopted



In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS No. 128"). SFAS No. 128 supersedes Accounting Principles Board Opinion No. 15, Earnings Per Share ("APB 15") and specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS and fully diluted EPS with diluted EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. This statement will be adopted for both interim and annual PERIODS ending after December 15, 1997.

The following table reflects what would have been the Company's basic and diluted EPS under SFAS 128 for the quarters and six months ended June 30, 1997 and 1996:

                                                         Quarters ended                         Six months ended
                                                   June 30, 1997     June 30, 1996     June 30, 1997        June 30, 1996
                                                   -------------     -------------     -------------        -------------
Basic:

Income before
     extraordinary item                                $ 0.18            $ 0.17            $ 0.33                 $ 0.35
Extraordinary item -
     loss on extinguishment of debt                    (0.18)                --            (0.19)                     --
                                                      -------            ------           -------                -------
Net income                                             $ 0.00            $ 0.17            $ 0.14                 $ 0.35
                                                       ======            ======            ======                 ======
Diluted:
Income before
     extraordinary item                                $ 0.14            $ 0.17            $ 0.27                 $ 0.34
Extraordinary item -
     loss on extinguishment of debt                    (0.14)                __            (0.15)                     __
                                                      -------            ------           -------                -------
Net income                                             $ 0.00            $ 0.17            $ 0.12                 $ 0.34
                                                       ======            ======            ======                 ======

                 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA


     The following tables of unaudited pro forma consolidated financial data of the Company have been prepared from the historical consolidated financial statements of the Company, as adjusted to give effect to (i) the Merger; (ii) acquisitions consummated since January 1, 1996, (iii) Ryder Acquisition (as defined herein); (iv) the Salt Lake City Refinancing (as defined herein); (v) the issuance and sale of 1,325,000 shares of Convertible Preferred Stock (as defined herein) and the application of the net proceeds therefrom; (vi) the ROSS STORES LITIGATION (as defined herein); (vii) the 1997 public offering of 3,220,000 shares of Lexington Common Stock and the application of the proceeds therefrom and (viii) the sale of the Stratus Computer Property (as defined herein) (collectively, the "Pro Forma Adjustments"). The accompanying pro forma statements of income and other financial data for the year ended December 31, 1996 and the six months ended June 30, 1997 have been prepared as if the events had been consummated as of January 1, 1996 and were carried forward through June 30, 1997 for the operating data and on June 30, 1997 for the balance sheet data. The unaudited pro forma financial data does not purport to be indicative of what the results of operations or financial position of the Company would have been had the transactions been completed on the dates assumed, nor is such unaudited financial data necessarily indicative of the results of operations of the Company that may exist in the future. The unaudited pro forma financial data must be read in conjunction with the Notes thereto and with the historical Consolidated Financial Statements and the related Notes incorporated by reference.


              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                     (FOR THE YEAR ENDED DECEMBER 31, 1996)

                (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)




                                              Company        CRIT                          Other
                                            Historical    Historical    Merger(1)      Adjustments(2)     Pro Forma
                                            ----------    ----------    ---------      --------------     ---------
Income Statement:
Revenues:
         Rental                               $31,244        $3,423        $ 134         $13,167           $47,968
         Interest and other                       431            37            2             470
                                              -------        ------        -----         -------           -------
              Total Revenues                   31,675         3,460          134          13,169            48,438
Expenses:
         Interest expense                      12,818         1,408           --           3,239            17,465
          Depreciation                          7,627           797          125           3,184            11,733
         Amortization of deferred                 619            --           --              31               650
         expenses
         Property operating expenses              686            --           --              --               686
         General and administrative             3,125           346         (346)             --             3,125
         expenses
         Other expenses                           644            --           --              --               644
                                              -------        ------        -----         -------           -------
              Total Expenses                   25,519         2,551         (221)          6,454            34,303
                                              -------        ------        -----         -------           -------
Income before minority interests                6,156           909          355           6,715            14,135
Minority interests                                690            --           --           1,134(3)          1,824
                                              -------        ------        -----         -------           -------
 Income before  GAIN ON SALE                    5,466           909          355           5,581            12,311
  OF PROPERTIES AND EXTRAORDINARY ITEM              $             $            $               $                 $
GAIN ON SALE OF PROPERTIES                         --            --           --           1,940             1,940
                                              -------        ------        -----         -------           -------
Income before extraordinary items               5,466           909          355            7521            14,251
Extraordinary item-loss on
         extinguishment of debt                    --            --           --           4,459             4,459
                                              -------        ------        -----         -------           -------
Net income (5)                                  5,466           909          355           3,062           $ 9,792
                                              =======        ======        =====         =======           =======
Per share data: (4)
Net income
          Primary                             $  0.58        $ 0.90        $  --         $    --           $  0.57
         Fully diluted                           0.58          0.90           --              --              0.57
 Weighted average common
         shares outstanding
         Primary                                9,393         1,011          274           3,652            14,330
         Fully diluted                          9,393         1,011          274           6,277            16,955
                                              -------        ------        -----         -------           -------

       NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
                     (FOR THE YEAR ENDED DECEMBER 31, 1996)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) This column reflects the adjustments to the historical financial statements as a result of the Merger as follows:


         Purchase price:  Issuance of common stock:
         1,284,956 shares at $14.125 per share                       $  18,150
         Assumption of debt                                             15,850
         (fair value approximates carrying value)
         Write-off of deferred rent receivable                           2,020
         historical carrying value of property                         (30,585)
         Excess of Purchase Price over historical
         net book value allocated up to fair value
         of properties allocated to depreciable assets
         (estimated depreciable life of 40 years)                    $  5,435



         The rental revenue adjustment reflects the effect of applying SFAS 13 as if the Merger had occurred on January 1, 1996.



         The reduction in general and administrative expenses reflects the elimination of those costs which would not have been incurred by the combined entity.



(2) This column reflects (i) the addition of historical results of operations for the period from January 1 to the respective acquisition dates for the Properties acquired by the Company during 1996 and for a 12-month period for Properties acquired since January 1, 1997 and for the Pending Acquisitions; (ii) the elimination of the results of operations of the Ross Stores Newark Property and the Stratus Computer Property as if the sales had taken place on January 1, 1996, (iii) the Salt Lake City Refinancing and (iv) the 1997 public offering of 3,220,000 shares of Lexington Common Stock and the application of the proceeds therefrom. The results of operations for properties acquired during 1996, from their respective acquisition dates through December 31, 1996 are included in the Company's historical 1996 consolidated statement of income. The results of operations consist principally of rental revenue, interest expense and depreciation expense.


         Rental revenue in these pro forma financial statements (both historical and pro forma) is generated from leases that are "net leases," under which the tenant is responsible for substantially all costs of real estate taxes, insurance and ordinary maintenance. Pro forma rental income represents straight-line rent as provided by GAAP, calculated as the difference between the cash rent paid under the lease and the average rent due over the noncancelable term of the lease.


         The pro forma reduction of historical interest expense represents only the actual interest expense incurred on debt that has been or will be repaid.



         The depreciable life for all real property additions is 40 years. Applicable pro forma interest expense adjustments are calculated based on annual interest rates on the respective debt as of the acquisition, disposal or refinancing dates.



                                                    Rental       Annualized          Interest             Depreciation
                                                    Revenue     Interest Rate        Expense                 Expense
                                                    -------     -------------        -------                 -------
Acquisition of LP                                    $2,595                            $962                    $840
Properties(*)
Acquisition of Salt Lake City Property                3,264        11.0400%             424                     824
Acquisition of Exel
Pennsylvania Properties                               2,949         8.0000%           2,000                     601
Acquisition of Bull Property                          1,023         7.9600%             521                     226
Acquisition of Lockheed
   MARTIN Property                                    1,671         7.1875%             395                     344
Acquisition of Ryder Property                         1,009         7.1875%             665                     206

Acquisition of  FirstPlus Property                    3,544         7.1875%           1,653                     779
Sale of Ross Stores Newark Property                  (3,242)        8.1000%          (2,015)                   (726)
Sale of Stratus  Computer Property                   (2,254)       10.1800%          (1,082)                   (473)
Common stock offering                                     -         6.8750%          (1,511)                      -
Other  activities                                     2,608            (**)           1,227                     563
                                                   $ 13,167                         $ 3,239                 $ 3,184
                                                   ========                         =======                 =======



* The LP Properties consist of four properties leased to Toys "R" Us and the property leased to Liberty House, Inc. The annualized interest rates on the debt were 12.625% and 10.25% on the Toys "R" Us and Liberty House properties, respectively, prior to prepayment.


** The interest rates on the debt on the other acquisitions range from 6.875% to 8.5%.

(3) This amount represents the minority interest in the net income of LCIF due to the issuance of OP units in the acquisition of the Salt Lake City Property, the acquisition of the LP Properties and the acquisition of the Exel Pennsylvania Properties.


(4) Primary net income per share is computed by dividing net income (reduced by preferred dividends) by the weighted average number of common and diluted common equivalent shares outstanding during the period. Fully diluted net income per share amounts are similarly computed but include the effect when dilutive of the Company's other potentially dilutive securities. Fully dilutive net income is reduced by preferred dividends. The Convertible Preferred Stock Exchangeable Notes and operating partnership units are excluded from the pro forma computations due to their anti-dilutive effect during the period.



(5) The following nonrecurring items are included in the pro forma statement of income for the year ended December 31, 1996:



         Prepayment Premium-Northwest Pipeline Property refinancing       $(1,824)
         Prepayment Premium-Ross Stores Newark Property debt repayment       (773)
         Prepayment Premium-Stratus Computer Property debt repayment       (1,862)
         Gain on sale of Stratus Computer Property                          2,850
         Pro Forma Loss on  sale of Ross Stores Newark Property              (910)

         UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
               (FOR THE SIX MONTHS ENDED AND AS OF JUNE 30, 1997)
                (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                           COMPANY           CRIT I                         OTHER
                                          HISTORICAL       HISTORICAL     MERGER(1)      ADJUSTMENTS(2)    PRO FORMA
                                          --------------------------------------------------------------------------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT:
Revenues:
   Rental.............................     $20,178          $1,712           $78             $1,851         $23,819
   Interest and other.................         284              15             -                  -             299
                                          --------------------------------------------------------------------------
       Total Revenues.................      20,462           1,727            78              1,851          24,118
Expenses:
   Interest expense...................       8,583             701             -               (457)          8,827
    Depreciation......................       5,075             399            89                374           5,937
   Amortization of deferred expenses..         415              --            --                (38)            377
   Property operating expenses........         403              --            --                  -             403
   General and administrative
   expenses...........................       1,844             150          (150)                 -           1,844
   Other expenses ....................         167             238          (238)                 -             167
                                          --------------------------------------------------------------------------
       Total Expenses.................      16,487           1,488          (299)              (121)         17,555
                                          --------------------------------------------------------------------------
Income before minority interests......       3,975             239           377              1,972           6,563
Minority interests....................         305               -            --                564 (3)         869
                                          --------------------------------------------------------------------------
Income before extraordinary item......       3,670             239           377              1,408           5,694
Extraordinary item-- loss on
  extinguishment of debt..............      <1,856>             --            --                 --           1,856

   Net income.........................      $1,814            $239          $377             $1,408          $3,838

Per share data:(4)
Net income
   Primary............................       $0.31           $0.24           $--                $ -           $0.23

   Fully diluted......................        0.28            0.24            --                  -            0.23

Weighted average common shares
outstanding
   Primary............................      10,056           1,011           274              3,112          14,453
   Fully diluted......................      12,507           1,011           274              3,112          16,904

BALANCE SHEET (AT END OF PERIOD)
(5):
   Real estate at cost................    $377,793         $32,600          $524            $15,895        $426,812
   Less: accumulated depreciation ....      56,418           5,453        (5,453)           (10,597)         45,821
                                          --------------------------------------------------------------------------
   Real estate, net ..................     321,375          27,147         5,977             26,492         380,991
   Other assets ......................      32,014           3,250        (2,855)           (11,010)         21,399
                                          --------------------------------------------------------------------------
           Total assets...............    $353,389         $30,397        $3,122            $15,482        $402,390
                                          =========================================================================

   Mortgage loans payable
       (including accrued interest)...    $176,568         $15,369           $ -            $ 9,133        $201,070
                                                                                            -
    Other liabilities ................       8,064             762          (762)             1,007           9,071
   Minority interest .................      27,928              --            --                  -          27,928
   Total liabilities..................     212,560          16,131          (762)            10,140         238,069
                                          --------------------------------------------------------------------------
   Shareholders' equity:..............
    Convertible preferred                        -               -             -                  -               -
   Common stock                                  1             101          (101)                 -               1
   Additional paid in capital              188,950          14,165         3,985              5,400         212,500
   Accumulated distributions in
   excess of net income                   (48,122)               -             -                (58)       (48,180)
                                          --------------------------------------------------------------------------
   Total shareholders' equity              140,829          14,266         3,884              5,342         164,321
          Total liabilities and
          shareholders' equity            $353,389         $30,397        $3,122            $15,482        $402,390
                                          =========================================================================

                  NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED
                         CONDENSED FINANCIAL STATEMENTS
               (FOR THE SIX MONTHS ENDED AND AS OF JUNE 30, 1997)
                (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) This column reflects the adjustments to the historical financial statements as a result of the Merger as follows:


         Purchase price:
         Issuance of common stock:  1,284,956
         shares at $14.125 per share                       $ 18,150
         Assumption of  debt
         (fair value approximates carrying  value)           16,130
         Write-off of deferred rent  receivable               2,094
         Historical carrying value of property
                       (total assets)                       (30,397)
         Excess of purchase price over historical
             net book value allocated to fair
             value of properties - allocated to
             depreciable assets (estimated depreciable
             life of 40 years)                             $  5,977




         The increase in common shares outstanding is the net difference between the number of CRIT shares and number of Lexington shares being issued.



         The rental revenue adjustment reflects the effect of applying SFAS 13 as if the Merger had occurred on January 1, 1996.



         The reduction in general and administrative expenses and other expenses, representing CRIT's costs incurred in connection with the Merger, reflects the elimination of these costs which would not have been incurred by the combined entity.



         The reduction in other assets represents the elimination of the deferred rent receivable and other deferred expenses.



(2) These amounts reflect (i) the addition of historical results of operations for the period from January 1 to the respective acquisition dates for the Properties acquired by the Company during 1997 and for a 6-month period for the Pending Acquisitions, (ii) the elimination of the results of operations of the Ross Stores Newark Property and Stratus Computer Property as if the sales had taken place on January 1, 1996, (iii) the Salt Lake City Refinancing and (iv) the 1997 public offering of 3,220,000 shares of Lexington Common Stock and the application of the proceeds therefrom. The results of operations for Properties acquired during 1997, from their respective acquisition dates through June 30, 1997, are included in the Company's historical June 30, 1997 consolidated statement of income.


         Rental revenue in these financial statements (both historical and pro forma) is generated from leases that are "net leases," under which the tenant is responsible for substantially all costs of real estate taxes, insurance and ordinary maintenance. Pro forma rental income represents straight-line rent as provided by GAAP, calculated as the difference between the cash rent paid under the lease and the average rent due over the non-cancelable term of the lease.


         The depreciable life for all real property additions is 40 years. Applicable pro forma interest expense adjustments are calculated based on annual interest rates on the respective debt as of the acquisition, disposal or refinancing dates.

                      LEXINGTON CORPORATE PROPERTIES, INC.
                    JUNE 30, 1997 PRO FORMA INCOME STATEMENT


                                                      Rental             Annualized         Interest        Depreciation
                                                     Revenue           Interest Rate        Expense           Expense
--------------------------------------------------------------------------------------------------------------------------
Acquisition of Exel Pennsylvania
  Properties.................................             $ 648                 8.000%            $ 433            $ 130
Acquisition of Bull Property.................               514                 7.960%              261              113
Acquisition of Lockheed
  Martin Property............................               836                 7.125%              196              172
Acquisition of Ryder Property................               501                 7.125%              330              103
Acquisition of  FirstPlus
Property.....................................             1,782                 7.125%              819              390
Sale of Ross Stores Newark
  Property...................................           (1,628)                 8.100%          (1,002)            (363)
Sale of Stratus  Computer
Property.....................................           (1,127)                10.180%            (520)            (237)
Repayment of Toys "R" Us Property
  debt.......................................                 -                12.625%             (62)                -
Refinancing of Salt Lake City
  Property debt..............................                 -                12.900%            (940)                -
Other  activities............................               325                 6.875%               28               66
                                                        $ 1,851                                 $ (457)           $  374
                                                        =======                                 ==-----           ===---



         The pro forma interest expense adjustment includes (i) the impact of the Salt Lake City Refinancing (ii) repayment of the Credit Facility with proceeds from the sale of the Ross Stores Newark Property and with proceeds from the Lexington Common Stock offering, and (iii) the impact of interest on acquisitions and other debt repayments described above as if they had occurred on January 1, 1996. The pro forma reduction of interest expense represents only the actual interest expense incurred on debt that has been or will be repaid. The interest rates related to other activities range from 6.875% to 12.625%.


(3) This amount represents the minority interest in the net income of LCIF due to the issuance of OP Units in connection with the acquisition of the Company's Salt Lake City Property and the Exel Pennsylvania Properties Acquisition.


(4) Primary net income per share is computed by dividing net income reduced by preferred dividends by the weighted average number of common and diluted common equivalent shares outstanding during the period. Fully diluted net income per share amounts are similarly computed but include the effect when dilutive of the Company's other potentially dilutive securities. Fully dilutive net income excludes preferred dividends . The Company's Convertible Preferred Stock , Exchangeable Notes and the Company's operating partnership units are excluded from the pro forma computations due to their anti-dilutive effect during the period.

(5)  June 1997 Pro Forma Balance Sheet adjustments:



                                    Real                                    Mortgage                 Additional   Distributions in
                                   estate     Accumulated       Other         Loans       Other        Paid In        Excess of
                                   at cost    Depreciation     Assets       Payable    Liabilities     Capital       Net Income
                                  ---------   ------------   ----------    ---------    ---------    -----------   ---------------
Acquisition of Bull Property       $10,905    $         -    $ (3,355)     $  6,543     $  1,007     $        -    $           -
Acquisition of Lockheed Martin
 Property                           15,500              -     (10,000)        5,500            -              -                -
Acquisition of Ryder Property        9,250              -            -        9,250            -              -                -
Acquisition of   FirstPlus
 Property                           32,560              -      (9,560)       23,000            -              -                -
Sale of Ross Stores Newark
 Property                          (30,844)       (7,065)      (2,556)      (25,048)           -              -            (1,287)
Sale of Stratus  Computer
Property                           (21,476)       (3,532)        9,061     (10,112)            -              -             1,229
Common stock offering                    -              -        5,400            -            -          5,400                -
                                  ---------   -----------    ----------    ---------    ---------    -----------   ---------------
                                  $ 15,895    $  (10,597)    $(11,010)     $  9,133     $  1,007        $ 5,400    $          (58)
                                  =========  ===---------    ==========    =========    =========    ===========   ===============



(6) The pro forma statement of income for the six months ended June 30, 1997 includes Prepayment Premium-Northwest Pipeline Property refinancing of $(1,856).

                           INFORMATION REGARDING CRIT


BUSINESS

       CRIT was formed as a Massachusetts business trust under the laws of the Commonwealth of Massachusetts on June 27, 1989. CRIT qualified in 1990 as a REIT. Corporate Realty Advisors, Inc. acts as advisor to CRIT pursuant to the Amended and Restated Advisory Services Agreement between CRIT and the Advisor.

       CRIT was formed to invest in triple net leased income-producing commercial and industrial real estate properties throughout the United States. Through the ownership of equity interests in income-producing real property, CRIT has sought rental income from the leasing of its real properties and long term capital gains from appreciation in the value of its real properties. CRIT was intended to have a life cycle consisting of three phases: (1) capital formation and property acquisition; (2) real estate portfolio management; and
(3) property disposition. CRIT has completed the first phase, capital formation and property acquisition, and is currently in the second phase of its life cycle, real estate portfolio management. CRIT was designed to be a self-liquidating/finite life trust. It has been anticipated that CRIT would liquidate its portfolio of properties approximately six to ten years after the acquisition of the last acquired property, and would distribute the net proceeds to its shareholders. The last property acquired by CRIT was purchased on September 28, 1992. In the event the proposed Merger is not consummated, CRIT will continue to manage the properties and eventually dispose of them individually or in the aggregate in accordance with the investment policy described below.

INVESTMENT POLICY

       CRIT's investment policy has been to acquire properties, located throughout the United States, that are devoted to commercial and industrial uses. CRIT owns no residential properties. CRIT does not have a policy, and there have been no limitations, as to the amount or percentage of CRIT's assets that may be invested in any one property or group of properties or with any one person or group of persons. However, CRIT has attempted to acquire properties in various locations throughout the United States to minimize the effect of changes in local economic conditions and certain other risks.

       Subject to the overall portfolio borrowing limitation described below, any single property may be encumbered by indebtedness in an amount up to 75% of the appraised value of such property. CRIT may also selectively leverage or refinance, as the case may be, certain, but not necessarily all, of the properties. CRIT will distribute the proceeds received from any such leveragings or refinancings to the shareholders. The amount of any leverage for any property and in the aggregate for all of the properties shall be subject to the limitations described below.

       The aggregate indebtedness (without regard to any temporary or bridge financing) of CRIT's real estate portfolio will not exceed 50% of the aggregate appraised values of all of the properties, and any single property may not bear indebtedness in an amount greater than 75% of the appraised value of any property. For purposes of determining maximum allowable indebtedness, "appraised value" shall be the value reflected in the appraisal obtained by CRIT at the time of acquisition of each property, unless one or more higher appraisals are subsequently obtained, in which event the appraised value shall refer to the value reflected in the highest appraisal.

       If CRIT does not merge with the Company, CRIT expects to hold each property it has acquired for an extended period until eventual liquidation. Prior to its termination and dissolution, CRIT will sell some or all of the properties. The decision to sell any property will depend, in part, on the anticipated remaining economic benefits of continued ownership.

       While CRIT will not conduct a mortgage lending business, it is not precluded, subject to certain restrictions, from making investments in mortgages or holding mortgages received in the process of liquidating CRIT, although CRIT does not currently intend to provide seller financing in the disposition of its properties.

       The Declaration of Trust, among other things, prohibits CRIT from (i) investing in commodities or commodity future contracts, (ii) engaging in any short sales or engaging in trading or underwriting of securities issued by other persons, (iii) issuing equity securities of more than one class; (iv) issuing options or warrants to purchase CRIT Shares unless the exercise price equals or exceeds the then fair market value of CRIT Shares, or issuing options or warrants to purchase CRIT Shares to the Advisor, a Trustee or any affiliate thereof unless such options or warrants are issued under the same terms as sold to the general public and do not exceed 10% of the outstanding shares of CRIT on the date of grant, (v) issuing debt securities unless cash flow is sufficient to cover debt service on all debt securities to be outstanding, (vi) incurring indebtedness in an aggregate amount in excess of 300% of net asset value (defined as the total assets of CRIT (other than intangibles) at cost before deducting depreciation or other non-cash reserves less total liabilities of
CRIT), and (vii) causing CRIT Shares to be listed for trading on a national or regional stock exchange or included on the NASD automated quotation system without the prior approval of the holders of a majority of the outstanding CRIT Shares.

       The Declaration of Trust requires that certain of the trustees review and approve CRIT's investment policy at least annually. The investment objectives and policies of CRIT, except as otherwise provided in the Declaration of Trust, may be altered by CRIT Board without the approval of the shareholders. The methods implementing CRIT's investment policies may also vary as new investment techniques are developed.

PROPERTIES

       To date, CRIT has acquired three properties which are triple net leased. CRIT has contracted with the Advisor to provide management and other related services with respect to such properties and with respect to the investment of monies held in reserve for working capital purposes. CRIT currently has no employees, as the Advisor and affiliates provide all services. All of CRIT's operations are located in the United States. The business conducted by CRIT during 1996, and the business of CRIT as currently conducted, related primarily to managing the three properties previously acquired by CRIT. Further information with respect to the three investment properties follows below:

       The Circuit City Property. On March 27, 1990, CRIT acquired its first rental property: the Circuit City Stores, Inc. ("Circuit City") corporate headquarters building located outside of Richmond, Virginia. CRIT purchased the headquarters building, and assumed the rights and obligations under a ground lease for the underlying land, from CRA Acquisition Corp. ("CRAAC") for $25,000,000 (less certain pro-rated closing amounts). The office building and underlying land (the "Circuit City Property") has been leased to Circuit City under a triple net lease for use by Circuit City as its corporate headquarters.

         Funding sources for the purchase price of the Circuit City Property were as follows: offering proceeds and cash in the amount of $9,313,609; a first mortgage loan in the amount of $12,500,000 from Principal Mutual Life Insurance Company plus accrued interest of $6,552 thereon; and an unsecured loan from CRAAC in the amount of $3,156,990, which unsecured loan was net of $22,849 of prorated rental income and interest. The unsecured loan from CRAAC was subsequently paid in installments as additional offering proceeds were received and was fully repaid on April 30, 1991.

       The Circuit City Property is encumbered by a Deed of Trust and Security Agreement (the "Deed of Trust") which secures a non-recourse note from CRAAC to Principal Mutual Life Insurance Company (the "Lender") for $12,500,000 (the "Note"). CRIT has assumed responsibility for payment on the Note and CRIT has agreed to comply with the terms of the Deed of Trust. During the first five years that the Note was outstanding, interest accrued at the rate of 9.25% per annum, but was payable monthly in advance at the rate of 8.5% per annum. The unpaid interest which accrued at a rate of .75% per annum was added monthly to the principal balance of the Note. The Note matures on March 1, 2000, subject to the right of CRIT to prepay the Note. Prepayment on the Note is subject to a "make-whole" prepayment premium. The amount of the premium, if any, is determined by comparing the then present value of the future yield on the Note with the then present value of the future yield on certain government securities specified in the Note. CRIT must pay a premium, in the amount of the difference, only if the government securities would yield less in the future than the Note.

       The rate of interest on the Note was subject to adjustment at the end of five years to reflect the then current interest rate offered by the Lender for a real estate loan of similar quality, term and amount, with the setting of an amortization arrangement as then prevalent in the lending industry. In December 1994, CRIT reached an agreement with the Lender with respect to the interest rate for the second five years. Effective March 1, 1995, the interest rate under the Note decreased from 9.25% to 8.875%, and interest on the Note is now payable in full monthly. The principal amount of the Note plus the unpaid interest which accrued during the first five years of the loan, totaling $13,093,133 in the aggregate, is payable on March 1, 2000.

       The Circuit City office building is located on approximately 18.5 acres of land, and has approximately 288,000 gross leasable square feet. The building also houses a gymnasium/basketball court, exercise facility, full service cafeteria with 200 seats, a 9,000 square foot computer facility with satellite linkage to Circuit City's other business locations, and a 6,000 square foot warehouse and staging facility. The Circuit City building has parking available for approximately 1,100 cars.

       The lease for the Circuit City office building (the "Circuit City Lease") is a triple net lease under which Circuit City is responsible for real estate taxes, maintenance, utility fees and insurance. As sole tenant, Circuit City occupies 100% of the leasable square footage. The Circuit City Lease commenced on February 28, 1990 and will expire on February 28, 2010. Circuit City has five options to renew and extend the Circuit City Lease consisting of four ten-year periods followed by one five-year period. The monthly rental for years one through five was $189,583 payable monthly in advance. The monthly rental for years six through ten is $206,510 and monthly rental for years eleven through twenty will be $238,281. The rent for each renewal term may be adjusted by the percent change in the consumer price index, as defined in the Circuit City Lease. Rent attributed to the Circuit City Lease represented 76% of CRIT's total rental income in 1996, which percentage was unchanged from 1995.

         Circuit City is a retailer of brand name consumer electronics and major appliances and, through its CarMax division, new and used automobiles with 500 stores in 42 states. According to its Annual Report on Form 10-K, it also owns subsidiaries that provide consumer financing, extended warranty programs and repair and maintenance services relating to substantially all products it sells. Circuit City files annual, quarterly and current reports, proxy statements and other information with the SEC. The summarized financial information of Circuit City set forth below was derived from reports filed by Circuit City with the SEC and neither Lexington nor CRIT assumes any responsibility or liability therefore. Such information is being presented for informational purposes only.


===========================================================================================================================
                                                          1997                           1996                          1995
---------------------------------------------------------------------------------------------------------------------------
                                                                      (in thousands)
---------------------------------------------------------------------------------------------------------------------------
Net sales                                           $7,633,811                     $7,029,123                    $5,582,947
---------------------------------------------------------------------------------------------------------------------------
Gross profit                                         1,761,000                      1,634,830                     1,385,000
---------------------------------------------------------------------------------------------------------------------------
Net earnings                                           136,414                        179,375                       167,875
---------------------------------------------------------------------------------------------------------------------------
 Current assets                                      2,163,133                      1,733,677
---------------------------------------------------------------------------------------------------------------------------
Current liabilities                                    836,651                        831,175
---------------------------------------------------------------------------------------------------------------------------
Total assets                                         3,081,173                      2,526,022
---------------------------------------------------------------------------------------------------------------------------
Total liabilities                                    1,466,317                      1,462,101
---------------------------------------------------------------------------------------------------------------------------
 Stockholders' equity                                1,614,856                      1,063,921
===========================================================================================================================

       The Allegiance Property (formerly the "Baxter Property"). On October 9, 1991, pursuant to a Purchase and Sale Agreement dated as of October 19, 1990 between CRIT and Birmware I Limited Partnership ("Birmware"), a Texas limited partnership affiliated with Trammell Crow Company, CRIT purchased all of Birmware's right, title and interest in the land and a 123,924 square foot distribution center built thereon (together, the "Allegiance Property") in Bessemer, Alabama. CRIT purchased the rights to the Allegiance Property for $4,500,000, including a 7.5% development fee payable to Birmware. The Allegiance Property is located on 10.16 acres in the Greenwood Exchange development, an industrial park developed by Trammell Crow Company in Bessemer, and is serving as a regional distribution center for Allegiance Healthcare Corporation ("Allegiance").

       Allegiance was formed as a result of the spin-off by Baxter International, Inc. ("Baxter International") of the distribution and surgical manufacturing businesses of Baxter Healthcare Corporation ("Baxter"), a subsidiary of Baxter International, which spin-off was completed on September 30, 1996. In connection with the spin-off, assets of Baxter were transferred to Allegiance, including the net lease covering the Allegiance Property described below.

       CRIT effected the acquisition of the Allegiance Property by means of a financing arrangement with the Industrial Development Board of the City of Bessemer ("IDB") in the form of an Inducement and Loan Agreement (the "Inducement and Loan Agreement"). The Inducement and Loan Agreement was originally entered into between Birmware and the IDB and was subsequently assigned by Birmware to CRIT. In accordance with the terms of the Inducement and Loan Agreement, at the request of Birmware the IDB purchased the land and constructed the building with the proceeds of a non-interest bearing loan made by Birmware to the IDB and evidenced by a bond anticipation note. CRIT acquired beneficial interest to the Allegiance Property upon payment to the IDB of the purchase price of $4,500,000.

         In June, 1992, CRIT financed $1,000,000 of the purchase price pursuant to a lease financing arrangement with the IDB, under which the IDB issued a first mortgage industrial revenue bond in the principal amount of $1,000,000 to a third party lender, Modern Woodmen of America. The payment of such revenue bond is collateralized by, among other things, a first mortgage lien on the property. The loan matures on September 1, 2001 and bears interest at an annual rate of 9.5% with monthly payments of interest only until maturity. CRIT, in turn, entered into a lease with the IDB under which the lease payments equal an amount sufficient to service the revenue bond. CRIT has the option to purchase the Allegiance Property at any time after the revenue bond has been paid in full for a nominal purchase price.

       The Allegiance Property is being leased to Allegiance under a pre-existing ten-year triple net lease which commenced on November 1, 1991 (the "Allegiance Lease", formerly the "Baxter Lease"). As part of the spin-off from Baxter International, Baxter assigned all of its right, title and interest under the Baxter Lease to Allegiance, and Allegiance assumed the obligations of Baxter under the lease accruing after the date of the assignment. Baxter remains liable to CRIT under the Allegiance Lease except with respect to any amendment of the Allegiance Lease subsequently entered into between CRIT and Allegiance. The Allegiance Lease has a base annual rent of $472,500. Allegiance is required to pay all taxes, utility charges, insurance, maintenance and repairs, management fees and all other charges relating to the use and occupancy of the Allegiance Property. Baxter International has unconditionally guaranteed all of the obligations under the Allegiance Lease, except with respect to any amendments entered into between CRIT and Allegiance. Under the terms of the Allegiance Lease, Allegiance has two five-year renewal options at rents which reflect increases in the Consumer Price Index, as published by the Bureau of Labor Statistics of the United States Department of Labor, from the initial commencement date of the lease through the renewal date; provided, however, that pursuant to the assignment and assumption agreement entered into between Baxter and Allegiance, any exercise by Allegiance of an option that would extend the term of the Allegiance Lease beyond December 31, 2006 is subject to the prior consent of Baxter. Any increase in rents may not be less than 3% nor more than 5% on a compounded annual basis. Rent attributed to the Allegiance Lease represented 14% of CRIT's total rental income in 1996, which percentage was unchanged from 1995.

       Allegiance has the right under the Allegiance Lease to require CRIT to pay for the expansion of the distribution center by an additional 88,920 square feet. Allegiance may exercise this right at any time during the initial ten years of the Allegiance Lease. If Allegiance does not exercise this option within the first five years of the Allegiance Lease, Allegiance would be obligated to pay CRIT an additional $100,000 if it later exercises the expansion option.

       Once the distribution center is expanded, the basic term of the Allegiance Lease will be automatically extended by five to ten years, at Allegiance's option, provided that under no circumstances will the term of the Allegiance Lease expire before the end of the ten-year basic term. Commencement of the two five-year optional renewal terms would then be deferred until the end of the extended base term. Rent on the expanded space will depend on the length of the lease extension and prevailing interest rates at the time of expansion, but in no event will be less than 10.5% of the total cost of the expansion.

       If Allegiance exercises the expansion option, CRIT would attempt to finance 100% of the cost of construction of the expansion space and to arrange the term of such financing to be coterminous with the lease extension selected by Allegiance.

       The Allegiance Property is located at the interchange of Morgan Road and Interstate 459, a major artery serving the southern quadrant of the Birmingham metropolitan area. Birmingham is Alabama's largest city with, according to the National Census Bureau, a population in the metropolitan area in 1990 of over 907,000. Depreciation of that portion of the purchase price allocated to the distribution center is provided by the straight line method over a 40-year recovery period.

       The Dana Property. On September 28, 1992, pursuant to a Purchase and Sale agreement dated as of May 15, 1992 between CRIT and Shannon Properties Inc. ("Shannon"), a Delaware corporation, CRIT purchased all of Shannon's rights, title and interest in the land and a 148,000 square foot regional assembly facility built thereon (together, the "Dana Property"). CRIT purchased the rights to the Property for $3,100,000. The Dana Property is located on 20.95 acres in Gordonsville, Tennessee, and is serving as a regional assembly facility for Dana Corporation ("Dana").

       CRIT financed 50% of the purchase price of the Dana Property by obtaining a first mortgage loan from American Fidelity Assurance Company in the principal amount of $1,550,000. The loan is due on September 1, 2002 and bears interest at an annual rate of 9.5% with a 15-year amortization of monthly payments of principal and interest of $16,185, and a balloon payment in the amount of $770,669 payable upon maturity of the loan. The loan is secured by a deed of trust with respect to the Dana Property and assignment of the lease with Dana. On December 31, 1996, the balance of the loan was $1,311,013.

       The Dana Property is being leased to Dana under a pre-existing triple net lease (the "Dana Lease") whereby Dana is required to pay all taxes, utility charges, insurance, maintenance and repairs, management fees and all other charges relating to the use and occupancy of the Dana Property. The lease is for a term of 15 years, expiring on August 31, 2007. Dana has three options to renew and extend the lease consisting of two five-year periods followed by one term of four years and eleven months. The rent is payable monthly in advance. The monthly rental was $26,324.17 per month through the period ending July 31, 1996; $27,113.92 per month for the three-year period ending July 31, 1999; $27,927.33 per month for the three-year period ending July 31, 2002; $28,765.17 per month for the three-year period ending July 31, 2005 and $29,544.75 per month thereafter through August 31, 2007. The base rent for each renewal term will be fixed and will equal market rates, but, in no event less than 95% or greater than 105% of the rent in the year immediately preceding such option period. Rent attributed to the Dana Lease represented 10% of CRIT's total rental income in 1996, which percentage was unchanged from 1995.

       Dana is a manufacturer of vehicular products, including drivetrain components, engine parts and chassis products, and other industrial products, including fluid power systems and industrial power transmission products. Dana had reported revenues in 1996 of approximately $7.7 billion.

LEGAL PROCEEDINGS

       There are no material legal proceedings pending or threatened against CRIT.

                             SELECTED FINANCIAL DATA

       The following table sets forth certain historical selected financial information for CRIT as of or for the year ended December 31, 1996, 1995, 1994, 1993 and 1992. The financial information of CRIT at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 has been derived from the historical financial statements of CRIT audited by Ernst & Young LLP, independent auditors, whose report with respect to the financial statements of CRIT as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 are incorporated by reference into this Proxy Statement/Prospectus. The financial statements of CRIT as of December 31, 1994, 1993 and 1992 and for each of the two years in the period ended December 31, 1993 were derived from CRIT's audited financial statements. This information should be read in conjunction with the historical financial statements of CRIT, including the related notes thereto, and the other documents incorporated herein by reference.

                                               Year Ended December 31,
                                1996             1995               1994             1993             1992
                                ----             ----               ----             ----             ----
Total Revenues                $3,459,966       $3,442,823        $3,443,391        $3,440,936      $3,232,331

Net Income                       909,193          903,424           876,858           880,836         872,709

Net Income Per Share (1)            0.90             0.89              0.87              0.87            0.86

Total Assets                  30,585,114       31,155,095        31,802,627        32,241,966      32,715,083

Long Term Obligations         15,404,146       15,470,369        15,506,127        15,421,658      15,344,500

Dividends Per Share                $1.40            $1.40             $1.40        $     1.40     $      1.55

------------------------------------


(1)  Based on 1,010,776 CRIT Shares outstanding during each of such years.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion should be read in conjunction with CRIT's financial statements, and the notes thereto, which are incorporated by reference in this Proxy Statement/Prospectus and other information presented elsewhere herein.

Liquidity and Capital Resources

       CRIT's main sources of current liquidity are: (1) a working capital reserve generated by the cash proceeds from the offering of CRIT Shares; (2) net cash flow generated from rental payments received from the Circuit City, Allegiance and Dana Properties; and (3) borrowings from financial institutions.

       Since its inception in June 1989, CRIT's principal applications of its capital resources have been: (1) the acquisition of income producing real estate; (2) the payment of offering and organization expenses; (3) the payment of interest and administrative expenses; (4) the payment of distributions to shareholders; and (5) payments in respect of mortgages.

       As of June 30, 1997, CRIT had cash of approximately $947,000 which was invested in a money market fund of an affiliate, and prepaid expenses and receivables totalling approximately $138,000. Of these amounts, approximately $323,000 represented a working capital reserve, $353,772 was reserved to pay the quarterly dividend in August 1997 and the balance was reserved for operations. During the quarter ended June 30, 1997, CRIT incurred approximately $238,000 of expenses in connection with the proposed Merger and expects to incur an additional $120,000 of such expenses. CRIT expects to maintain its current dividend rate paid to shareholders since the working capital reserve would be sufficient to cover the expected additional proposed Merger expenses.

       CRIT expects sufficient cash flow to be generated from operations to meet its current operating and debt service requirements on a short-term and long-term basis. CRIT's only significant liabilities are mortgages aggregating $15,386,610 at June 30, 1997, maturing at various dates in approximately three to five years. CRIT anticipates satisfying these mortgages with the proceeds of refinancings or sales of underlying properties.

       CRIT paid dividends aggregating $1,566,702 in 1992, $1,415,086 in each of 1993, 1994, 1995 and 1996 and $353,772 in each of February, May and August 1997. Dividends have been paid by CRIT in excess of net income. Such excess amounts have been charged to additional paid-in capital.


Results of Operations



Six Months Ended June 30, 1997 versus June 30, 1996


        Net income for the three and six months ended June 30, 1997 decreased by approximately $218,000 from each of the corresponding periods in 1996 due to expenses incurred in 1997 in connection with the proposed merger. The Company incurred approximately $238,000 of such merger expenses. These additional expenses were offset by a decrease in the annual advisor fee, which is based on cash flow, by approximately $20,000.


Year Ended December 31, 1996 versus Year Ended December 31, 1995


       Net income in 1996 approximated net income in 1995. Interest income increased by approximately $17,000 due to the increase in cash invested in an interest bearing account. Interest expense decreased $13,319 primarily due to the decrease in the interest rate on the Circuit City loan. An increase in general and administrative expenses was attributable primarily to an increase in the aggregate amount of trustee fees paid by CRIT. Such fees of approximately $22,000 increased as a result of an additional independent trustee (which was due to the change in status of an existing trustee from an affiliated to an independent trustee) and payment for additional trustee meetings to discuss and review proposals received regarding potential sales of assets.


Year Ended December 31, 1995 versus Year Ended December 31, 1994


       Net income in 1995 increased $26,566 from 1994 due primarily to the decrease in interest expense resulting from the interest rate adjustment, from 9.25% to 8.875%, on the Circuit City loan. Although rental income recognized for financial statement purposes was the same for 1995 and 1994, actual rent received increased by approximately $170,000 due to the rental increase on the Circuit City Property, which became effective in March 1995. Interest expense decreased $37,815 due to the reduction in the annual interest rate on the Circuit City loan, which also became effective in March 1995. However, since the pay rate on this loan increased from 8.5% to 8.875%, actual cash paid for interest increased by approximately $83,000. Net cash flow during 1995 increased as the higher rent for the Circuit City Property more than offset the increased cash interest payments on the Circuit City loan. As a result of the increased cash flow, the base annual fee to the advisor increased by approximately $9,000 from 1994.

                      BENEFICIAL OWNERSHIP OF COMMON SHARES


       To the knowledge of management of CRIT, the following entity is the only holder of record or beneficial owner of more than 5% of the outstanding CRIT Shares of CRIT.


                                                    Amount and Nature                     Percent of
Name and Address                                 of Beneficial Ownership                     Class
----------------                                 -----------------------                     -----
Glenmede Trust Company                           274,725 CRIT Shares (1)                     27.2%
Trustee for the
Pew Memorial Trust
1 Liberty Place
1650 Market Street, Suite 1200
Philadelphia, PA 19103

(1) Sole voting and investment power.


As of June 30, 1997 no trustee or officer of CRIT beneficially owned any CRIT Shares. As of June 30, 1997, the Advisor owned 10,000 Shares of CRIT.

                           MANAGEMENT OF THE COMPANY

        The directors and senior executive officers of the Company are as follows:

NAME                                                     AGE                   OFFICE
----                                                     ---                   ------
E. Robert Roskind....................................     52     Chairman of the Board of Directors and
                                                                 Co-Chief
                                                                   Executive Officer(1)
Richard J. Rouse.....................................     51     Vice Chairman of the Board of Directors
                                                                 and Co-Chief Executive Officer
T. Wilson Eglin......................................     33     President, Chief Operating Officer and
                                                                 Director
Antonia G. Trigiani..................................     36     Chief Financial Officer and Treasurer
Stephen C. Hagen.....................................     54     Senior Vice President
Paul R. Wood.........................................     37     Vice President, Chief Accounting
                                                                 Officer and Secretary
Janet M. Kaz.........................................     34     Vice President
Philip L. Kianka.....................................     41     Vice President
Carl D. Glickman.....................................     71     Director(1)(2)
Kevin W. Lynch.......................................     44     Director(2)
John McGurk..........................................     53      Director(1)(2)
Seth M. Zachary......................................     44     Director(2)

------------------------------------


(1)    Member, Executive Committee of the Board of Directors.
(2)    Member, Audit and Compensation Committees of the Board of Directors.

        E. ROBERT ROSKIND has served as the Chairman of the Board of Directors and Co-Chief Executive Officer of the Company since October 1993. He founded The LCP Group, L.P. ("LCP") in 1973 and has been its Chairman since 1976. Prior to founding LCP, Mr. Roskind headed the real estate net lease financing area of Lehman Brothers Inc. He is also a general partner for a variety of entities which serve as the general partner of various partnerships that hold net leased real properties and other real estate or interests therein. Mr. Roskind is a director of Berkshire Realty Company, Inc., Krupp Government Income Trust I and Krupp Government Income Trust II.

        RICHARD J. ROUSE became the Vice Chairman of the Board of Directors in April 1996, has served as the Co-Chief Executive Officer and a director of the Company since October 1993, and was the President of the Company from October 1993 until April 1996. Mr. Rouse was also a managing director of LCP. He had been associated with LCP since 1979 and had been engaged there in all aspects of net lease finance, acquisition and syndication and corporate financing transactions.

       T. WILSON EGLIN became the President of the Company in April 1996, has served as Chief Operating Officer of the Company since October 1993, has been a director of the Company since May 1994, and was the Executive Vice President of the Company from October 1993 until April 1996. Prior to his association with the Company, Mr. Eglin had been associated with LCP since 1987 and had been its Vice President--Acquisitions from 1990 to 1993. In connection with his responsibilities with LCP, Mr. Eglin was an officer of affiliated companies that own and manage over 400 net leased real properties and was involved in all aspects of real estate acquisition and finance, principally in net leased transactions.

        ANTONIA G. TRIGIANI has served as the Chief Financial Officer and Treasurer of the Company since October 1993. She had been associated with LCP from 1989 until April 1996, serving as its Vice President--Asset Management from 1990 until April 1996. Prior to joining LCP, Ms. Trigiani was associated with HRE Properties, a REIT listed on the New York Stock Exchange, and Merrill Lynch, Hubbard Inc., a real estate division of Merrill Lynch & Co., Inc.

        STEPHEN C. HAGEN has served as Senior Vice President of the Company since October 1996. From 1992 to 1994, Mr. Hagen was a principal of Pharus Realty Investments, a money manager in real estate stocks, and served as Chief Operating Officer of HRE Properties, a NYSE-listed REIT, from 1989 to 1992.

        PAUL R. WOOD has served as Vice President, Chief Accounting Officer and Secretary of the Company since October 1993. He had been associated with LCP from 1988 to 1993 and from 1990 to 1993 had been responsible for all accounting activities relating to the net leased properties managed by LCP and its affiliates. Prior to joining LCP, Mr. Wood was, from 1987 to 1988, associated with E.F. Hutton & Company Inc. as a senior accountant.

        JANET M. KAZ has served as Vice President of the Company since May 1995, and prior thereto served as Asset Manager of the Company since October 1993. Prior to her association with the Company, Ms. Kaz had been a member of LCP's property acquisition team from 1986 to 1990 and a member of LCP's asset management team from 1991 to 1993. Ms. Kaz was involved in all aspects of real estate acquisition, finance and management, principally in net leased transactions.


        PHILIP L. KIANKA joined the Company in 1997 as Vice President of Asset Management. Prior to joining Lexington, Mr. Kianka served as a Vice President and Senior Asset Manager at Merrill Lynch Hubbard, Inc., a real estate division of Merrill Lynch & Co., Inc. Mr. Kianka was involved with real estate acquisitions, development and asset management for a national portfolio of diversified properties.


        CARL D. GLICKMAN has served as a director and a member of the Audit Committee and Compensation Committee of the Board of Directors of the Company since May 1994. He has been President of the Glickman Organization since 1953. He is on the Board of Directors of Alliance Tire & Rubber Co., Ltd., Andal Corp., Bear, Stearns Companies, Inc. (an affiliate of Bear, Stearns & Co. Inc.), Continental Health Affiliates, Inc., Franklin Corporation, Infu-Tech, Inc., Jerusalem Economic Corporation Ltd. and OfficeMax Inc., as well as numerous private companies.

        KEVIN W. LYNCH is a founder and principal of The Townsend Group, an institutional real estate consulting firm founded in 1983. Prior to forming The Townsend Group, Mr. Lynch was a Vice President for Stonehenge Capital Corporation. Mr. Lynch has been involved in the commercial real estate industry since 1974, and is a director of First Industrial Realty Trust.

        JOHN D. MCGURK became a member of the Board in January 1997 as the designee of Five Arrows to the Board of Directors. He is the founder and President of Rothschild Realty, Inc., the advisor to Five Arrows Realty Securities L.L.C. ("Five Arrows"). Prior to starting Rothschild Realty, Inc. in 1981, Mr. McGurk served as a Regional Vice President for The Prudential Insurance Company of America where he oversaw its New York City real estate loan portfolio, equity holdings, joint ventures and projects under development. Mr. McGurk is a member of the Urban Land Institute, Pension Real Estate Association, Real Estate Board of New York and the National Real Estate Association, and is the President of the Trustee Committee of the Caedmon School.

        SETH M. ZACHARY has served as a director and a member of the Audit Committee and Compensation Committee of the Board of Directors of the Company since November 1993. Since 1987, he has been a partner in the law firm of Paul, Hastings, Janofsky & Walker LLP, counsel to the Company.

COMPENSATION OF EXECUTIVE OFFICERS

        Summary of Cash and Certain Other Compensation. The following table contains certain information regarding aggregate compensation paid or accrued by the Company during the years ended December 31, 1996, 1995 and 1994 to the Chairman of the Board of Directors and Co-Chief Executive Officer, the President and Chief Operating Officer and the two additional executive officers of the Company who received an annual salary and bonus in excess of $100,000.


                           SUMMARY COMPENSATION TABLE

                                                 ANNUAL COMPENSATION                     LONG-TERM COMPENSATION
                                          ---------------------------------  -----------------------------------------------------
                                                                                                             PAYOUTS
                                                                                                            ----------
                                                                                       AWARDS
                                                                             ---------------------------       LONG-         ALL
                                                                   OTHER                                       TERM
                                                                  ANNUAL      RESTRICTED      SECURITIES     INCENTIVE     OTHER
                              FISCAL                              COMPEN-      STOCK          UNDERLYING       PLAN        COMPEN
       NAME AND               YEAR        SALARY       BONUS      SATION       AWARDS          OPTIONS       PAYOUTS       SATION
  PRINCIPAL POSITION          ENDED        ($)         ($)(1)        ($)        ($)(2)           (#)(3)         ($)         ($)(4)
-------------------------    ---------    --------     -------   ----------  -----------      -----------    ---------     -------
E. Robert Roskind........    12/31/96     200,000      18,333           --           --          265,400          --         900
  Chairman of the Board      12/31/95     200,000      18,333           --       20,000          236,200          --         900
  of Directors and Co-       12/31/94     200,000      17,333           --       21,060               --          --         792
  Chief Executive Officer

Richard J. Rouse.........    12/31/96     125,000      11,458           --           --          166,600          --         750
  Vice Chairman and Co-      12/31/95     125,000      11,458           --       12,600          133,800          --         750
  Chief Executive            12/31/94     125,000      10,825           --       13,185               --          --         660
  Officer(5)

T. Wilson Eglin..........    12/31/96     120,000      11,000           --           --          142,250          --         600
  President and Chief        12/31/95     100,000       9,166           --       10,000           81,000          --         600
  Operating Officer(6)       12/31/94     100,000       8,666           --       10,530               --          --         582

Antonia G. Trigiani......    12/31/96     120,000      11,000           --           --          136,250          --         600
  Chief Financial            12/31/95     100,000       9,166           --       10,000           75,000          --         600
  Officer and Treasurer      12/31/94     100,000       8,666           --       10,530               --          --         528

---------------------------


(1) Bonus amounts include amounts deferred at the election of the named executive officers pursuant to the Company's Plan established under
      Section 401(k) of the Code.


(2) Amount represents the dollar value of awards of restricted stock at $9.00 per share for 1994 and $11.25 per share for 1995, the closing prices of The Lexington Common Stock on December 30, 1994 and December 29, 1995, respectively, the business day immediately prior to the date the restricted stock grant became effective. In addition the following table reflects the number and aggregate value of restricted Lexington Common Stock held by the named executed officers as of December 31, 1996 (price as of December 31, 1996 was $14.625):




                                Restricted Stock
                            -----------------------
                            Amount (#)        Value
                            ----------        -----
E. Robert Roskind           4,118           $   60,226
Richard J. Rouse            2,585               37,806
T. Wilson Eglin             2,059               30,113
Antonia G. Trigiani           2,059             30,113

(3)   Of the 1995 stock options, 56,200, 43,800, 35,000 and 35,000 were granted on February 27, 1995 to Messrs. Roskind, Rouse and Eglin and Ms. Trigiani, respectively. The remaining options listed were granted to the named executive officers on July 28, 1995 in connection with an exercise of previously granted options. The exercise price of each stock option was equal to the price at which the previously granted options were purchased, which was $11.125. On February 27, 1995, the Lexington Common Stock had a fair market value of $9.125 and on July 28, 1995 the Lexington Common Stock had a fair market value of $10.875. Of the 1996 stock options, 32,800, 32,800, 46,000 and 40,000 were granted on January 2, 1996 to
      Messrs. Roskind, Rouse and Eglin and Ms. Trigiani, respectively. The remaining options were granted to the named executive officers on January 24, 1996 in connection with an exercise of previously granted options. The exercise price of each such stock option was equal to the price at which the previously granted options were purchased, which was $11.875. On January 2, 1996, the Lexington Common Stock had a fair market value of $11.25 and on January 24, 1996 the Lexington Common Stock had a fair market value of $11.50. In order to increase management ownership of the Company certain officers of the Company exercised options that were "in the money" and such officers were then re-issued the same number of options which are exercisable at the then current Lexington Common Stock price. The word "purchased" refers to the price at which the prior options were exercised, which was the then current market price of Lexington Common Stock.

(4) Amount represents the dollar value of life insurance premiums paid by the Company during the applicable fiscal year with respect to the life of the named executive officer.

(5) Mr. Rouse was elected Vice Chairman of the Company on April 1, 1996 and prior to such date had served as President of the Company.

(6) Mr. Eglin was elected President and Chief Operating Officer of the Company on April 1, 1996 and prior to such date had served as Executive Vice President and Chief Operating Officer of the Company.

COMPENSATION OF DIRECTORS

        With the exception of the director appointed by Five Arrows, each director who is not employed by the Company receives an annual fee of $20,000 for service as a director. In addition, such directors receive $1,000 for each meeting of the Board of Directors or any committee thereof attended by the director and reimbursement for expenses incurred in attending such meetings. Pursuant to the 1994 Outside Director Stock Plan, as amended, during 1996 each non-employee director was required to receive not less than 50% of such director's fees in Lexington Common Stock at an amount per share equal to 95% of the fair market value of one share of Lexington Common Stock as of the date of purchase. During 1996, Messrs. Glickman, Zachary, and Mr. Harry E. Petersen (who served as director until the Company's 1997 annual meeting of shareholders) elected to receive 100%, 50% (as of August 1, 100%), and 10% (as of October 1, 100%), respectively, of their fees in Lexington Common Stock with respect to the five meetings which the Board of Directors held in 1996. Effective as of February 29, 1996, the 1994 Outside Director Stock Plan was amended to provide that at least 50% of all non-employee directors' fees must be converted into Lexington Common Stock as set forth above. Non-employee directors will continue to have the option of converting all or a portion of their remaining fees into Lexington Common Stock. Pursuant to the Company's 1993 Stock Option Plan, non-employee directors automatically are granted each year, on January 1, non-qualified stock options to purchase, after a one-year holding period, 2,500 shares of Lexington Common Stock at an exercise price equal to the fair market value of the Lexington Common Stock on the date of the grant.

MANAGEMENT AFTER THE MERGER

        After the Effective Time, CRIT will merge with and into the Company and the current management of the Company will continue as members of management of the Company.

PRINCIPAL SECURITY HOLDERS


        Except as described herein, no person is known by the Company to own beneficially in excess of five percent (5.0%) of the outstanding shares of Lexington Common Stock or Preferred Stock as of September 30, 1997. On December 31, 1996, the Company entered into an agreement with Five Arrows, a real estate investment fund of which Rothschild Realty Investors II L.L.C. ("Rothschild Investors") is the managing member, under the terms of which Five Arrows agreed to purchase an aggregate of up to 2,000,000 share of Preferred Stock, which would be convertible into 2,000,000 shares of Lexington Common Stock, subject to adjustment. If all 2,000,000 shares of Preferred Stock were purchased by Five Arrows and converted into Lexington Common Stock, Five Arrows would, as of September 30, 1997, have been the beneficial owner of approximately 9.44% of the issued and outstanding voting stock of the Company, on a fully diluted basis.


STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS


        The following table indicates, as of September 30, 1997, (a) the number of shares of Lexington Common Stock and Preferred Stock beneficially owned by each director and nominee for director, each executive officer named in the Summary Compensation Table above, and by all directors and executive officers as a group, and (b) the percentage such shares represent of the total outstanding shares of Lexington Common Stock,

Preferred Stock and voting stock. All shares were owned directly on such date with sole voting and investment power unless otherwise indicated.

                                                      BENEFICIAL OWNERSHIP OF SHARES (1)           PERCENT OF CLASS
                                                      ----------------------------------     ---------------------------------
                                                         LEXINGTON        PREFERRED                                     VOTING
NAME OF BENEFICIAL OWNER                                COMMON STOCK         STOCK           COMMON     PREFERRED       STOCK
------------------------                                ------------         -----           ------     ---------       -----
E. Robert Roskind.........................               713,129(2)            --             5.609 %       --           5.080 %
Richard J.  Rouse.........................               273,654(3)            --             2.152         --           1.949
Carl D. Glickman..........................               116,302(4)            --              *            --             *
T. Wilson Eglin...........................               278,199(5)            --             2.188         --           1.982
Kevin W. Lynch............................                 3,960(6)            --              *            --             *
John D. McGurk............................                    --          1,325,000 (7)        --         100.000 %      9.438
Antonia G. Trigiani.......................               163,071(8)            --             1.283         --           1.162
Seth M. Zachary...........................                16,902(9)            --              *            --             *
All directors and executive
officers as a group
(10 persons)..............................             1,620,275          1,325,000          12.744 %    100.000 %      20.980 %


------------------------------------


*  Represents beneficial ownership of less than 1%.

(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.


(2) Includes (i) 70,574 units of special limited partner interest held by Mr. Roskind in Lepercq Corporate Income Fund L.P. and Lepercq Corporate Income Fund II L.P., each of which is a subsidiary of the Company, which are exchangeable, on a one-for-one basis, for shares of Lexington Common Stock, (ii) 196,455 units of special limited partner interest held by The LCP Group, L.P., which are exchangeable, on a one-for-one basis, for shares of Lexington Common Stock, (iii) 9,000 shares of Lexington Common Stock owned of record by The LCP Group, L.P. (iv) options to purchase 180,000 shares of Lexington Common Stock at an exercise price of $11.125 per share, 52,600 shares of Lexington Common Stock at an exercise price of $11.875 per share , 32,800 shares of Lexington Common Stock at an exercise price of $11.25 per share and 51,310 shares of Lexington Common Stock at an exercise price of $12.325 per share , (v) 46,650 shares of Lexington Common Stock owned of record by Mr. Roskind's wife, and (vi) 13,000 shares of Lexington Common Stock owned of record by a private pension plan for the benefit of Mr. Roskind and his wife. Mr. Roskind disclaims beneficial ownership of the 46,650 shares listed in clause (v) above.



(3) Includes (i) 46,406 units of special limited partner interest held by Mr. Rouse in Lepercq Corporate Income Fund L.P. and Lepercq Corporate Income Fund II L.P., which are exchangeable, on a one-for-one basis, for shares of Lexington Common Stock, (ii) options to purchase 90,000 shares of Lexington Common Stock at an exercise price of $11.125 per share, 43,800 shares of Lexington Common Stock at an exercise price of $11.875 per share , 32,800 shares of Lexington Common Stock at an exercise price of $11.25 per share and 34,552 shares of Lexington Common Stock at an exercise price of $12.625 per share and (iii) 1,500 shares of Lexington Common Stock owned of record by a private pension plan for the benefit of Mr. Rouse.


(4) Includes options to purchase 2,500 shares of Lexington Common Stock at an exercise price of $10.125 per share, 2,500 shares of Lexington Common Stock at an exercise price of $9.00 per share and 2,500 shares of Lexington Common Stock at an exercise price of $11.25 per share.


(5) Includes options to purchase 61,250 shares of Lexington Common stock at an exercise price of $11.125 per share, 35,000 shares of Lexington Common Stock at an exercise price of $11.875 per share , 46,000 shares of Lexington Common Stock at an exercise price of $11.25 per share and 111,466 shares of Lexington Common Stock at an exercise price of $12.325 per share .


(6) Includes options to purchase 2,500 shares of Lexington Common Stock at an exercise price of $11.75 per share.


(7) Includes 1,325,000 shares of Preferred Stock owned beneficially and of record by Five Arrows. Mr. McGurk, among others, has been appointed by Rothschild Investors as a manager of Five Arrows. Mr. McGurk is also the designee of Five Arrows to the Company's Board of Directors. Mr. McGurk disclaims beneficial ownership of all such shares of Preferred Stock.


(8) Includes options to purchase 61,250 shares of Lexington Common Stock at an exercise price of $11.125 per share, 35,000 shares of Lexington Common Stock at an exercise price of $11.875 per share , 40,000 shares of Lexington Common stock at an exercise price of $11.25 per share and 14,224 shares of Lexington Common Stock at an exercise price of $12.625 per share .


(9) Includes options to purchase 2,500 shares of Lexington Common Stock at an exercise price of $10.00 per share, 2,500 shares of Lexington Common Stock at an exercise price of $10.125 per share, 2,500 shares of Lexington Common Stock at an exercise price of $9.00 per share and 2,500 shares of Lexington Common Stock at an exercise price of $11.25 per share.



                        COMPARISON OF SHAREHOLDER RIGHTS


        The following is a summary of the material differences between the provisions of the MGCL and the MGL and the charter documents of the Company and CRIT that will result in changes in the rights of CRIT shareholders. Upon consummation of the Merger, the CRIT shareholders will become shareholders of the Company, a Maryland corporation. Differences between the provisions of the MGCL, and the MGL, and the charter documents of the respective companies, will result in several changes in the rights of CRIT shareholders. It is not practical to summarize all such changes here or to cover all of the respects on which Maryland law may differ from Massachusetts law. Shareholders are advised to review the charter and the by-laws of the Company (the "Charter") and the charter documents of CRIT (the "Declaration of Trust"), which are available as described under "Available Information." CRIT's charter documents and relevant provisions of Massachusetts law are summarized below under the captions "CRIT," and the Company's charter documents and relevant provisions of Maryland law are summarized below under the captions "The Company." The Company believes that the provisions contained in the Charter and By-Laws are comparable to those contained in the constituent documents of similarly situated publicly-traded REITs.

        The following defined terms apply to this discussion of Massachusetts law and the CRIT charter documents: "independent trustees" means the Trustees who (i) are not affiliated, directly or indirectly, with the Advisor or any other affiliates of CRIT (except as permitted by (ii) below) whether by ownership of, ownership interest in, employment by, any material business or professional relationship with, or service as an officer or director of, the Advisor or its affiliates, (ii) do not serve as a director or trustee for more than two other REITs organized by the sponsor, and (iii) perform no other services for CRIT, except as Trustees. For this purpose, (i) an indirect relationship shall include circumstances in which a member of the immediate family of a Trustee has one of the foregoing relationships with the Advisor or CRIT, and (ii) a material business or professional relationship shall not include provision of indemnification by the sponsor or its affiliates. "Sponsor" means Smith Barney, Harris Upham & Co., Incorporated, and any other person directly or indirectly instrumental in organizing (wholly or in part), or who will manage or participate in the management of, CRIT, and any affiliate of any such person but shall not include a person whose only relationship with CRIT is that of an independent property manager whose sole compensation from CRIT is as a property manager or any independent third party whose only compensation is for professional services.

BOARD OF TRUSTEES

        CRIT. The Declaration of Trust provides that the CRIT Board must consist of at least three but not more than five persons, and at least a majority of the CRIT Board of Trustees must be independent. The Declaration of Trust provides that trustees may be removed either with or without cause by a vote of the holders of record of at least a majority of the CRIT Shares outstanding and entitled to vote.

        The Declaration of Trust requires that vacancies on the CRIT Board and newly created trusteeships be filled by a majority of the trustees in office, although less than a quorum exists. Vacancies occurring as a result of the removal of trustees by shareholders shall be filled by the shareholders.

        The Company. The Board of Directors must consist of at least three persons but not more than nine persons. The Charter does not require that a majority of the Company's Board of Directors be independent.

        The Charter provides that a director may be removed only for "cause" and only by the affirmative vote of holders of at least 80% of the combined voting power of all classes of shares of capital stock entitled to vote in the election for directors.

        The Charter requires that, subject to the rights of the holders of any class of Preferred Stock, vacancies on the Board of Directors, except for those resulting from removal by shareholders, and newly created directorships be filled by a majority of the remaining directors, though less than a quorum, or by the shareholders. A vacancy on the Board of Directors resulting from removal of a director by shareholders shall be filled by a vote of the shareholders.

ISSUANCE OF CAPITAL STOCK

        CRIT. CRIT is authorized by its Declaration of Trust to issue up to 20 million CRIT Shares. A majority of the Trustees are authorized to determine from time to time the number of additional Shares that will be sold and issued to the public or others. Preferred stock is not authorized.

        The Company. The Charter authorizes the Company to issue 40 million shares of Common Stock and 10 million shares of Preferred Stock in such classes or series and with such rights, preferences, limitations, terms and conditions, as determined by the Board of Directors. The Charter also authorizes the Company to issue 40 million shares of Excess Stock. The Board of Directors may classify and reclassify any unissued shares of capital stock by changing or setting in any respect the rights, privileges, and powers of such shares of stock. See "Description of Lexington Properties Capital Stock -- Restrictions on Transfers of Capital Stock and Anti- takeover Provisions."

DISTRIBUTIONS TO SHAREHOLDERS

        CRIT. The Board of Trustees have complete discretion in choosing whether and to what extent shareholders will receive dividends.

        The Company. Shares of stock owned by a person in excess of 9.8% of the outstanding shares of Equity Stock in the Company ("Excess Stock") are not transferable and not entitled to dividends or voting rights. See "Description of Lexington Properties Capital Stock."

SHAREHOLDER MEETINGS

        CRIT. The Declaration of Trust requires that CRIT hold an annual meeting of shareholders and furnish to each shareholder an annual report at least 30 days prior to each annual meeting of shareholders. A special meeting of shareholders may be called by the Chairman of the Board, a majority of Trustees or a majority of independent Trustees and will be called upon the written request of the Shareholders holding in the aggregate not less than 10% of the outstanding Shares of the Trust entitled to vote at such meeting.

        CRIT must prepare an alphabetical list of the names of all the shareholders who are entitled to vote at a shareholders meeting. The shareholders' list must be available for inspection by any shareholder for a period of ten days prior to the meeting or such shorter time as exists between the record date and the meeting, and continuing through the meeting, at the CRIT's principal office.

        The Company. The Company's By-Laws require that the Company hold an annual meeting of shareholders. A special meeting of shareholders may be called by the Chairman of the Board of Directors or the President or the majority vote of the Board of Directors. Special meetings of the stockholders shall also be called as may be required by law.

        At each meeting of stockholders, a full, true and complete list of all stockholders entitled to vote at such meeting, showing the number and class of shares held by each and certified by the transfer agent for such class or by the Secretary, shall be furnished by the Secretary.

SHAREHOLDER APPROVAL OF CERTAIN ACTIONS

        CRIT. Amendments to the Declaration of Trust require a majority of the outstanding shares entitled to vote unless the amendment involves the rights with respect to outstanding shares of the trust, ownership limits, or shareholder approval requirements set out in the Declaration of Trust. In that case, an affirmative vote of two-thirds of the shares entitled to vote is necessary.

        "Business Combinations" as defined in the Declaration of Trust with any "Acquiring Person" requires approval by the affirmative vote of 80% of all votes entitled to be cast on the matter and held by persons other than the Acquiring Person. The term "Acquiring Person" is defined in the Declaration of Trust to mean any person who, together with its affiliates, and with any other person with whom it has an agreement or understanding with respect to holding or voting CRIT's shares, beneficially owns, in the aggregate, 8.5% or more of the outstanding CRIT Shares.

              The Company. Amendments to the Company's charter require a vote of not less than a majority of the aggregate votes entitled to be cast unless the amendment is inconsistent with the Board of Directors' powers and processes as delineated in the Charter or the shareholder proposal processes and voting requirements of directors and shareholders as delineated in the Charter. If an amendment is inconsistent with the requirements of the Charter, an affirmative vote of no less than 80% of the aggregate votes entitled to be cast is necessary.

        The By-Laws may be amended by either a vote of not less than 80% of the outstanding shares of capital stock in the Company entitled to vote or by vote of two-thirds of the Board of Directors.

        Neither the Company's Charter nor By-Laws refer to any shareholder approval requirements in reference to mergers, sales, acquisitions, or exchanges of any kind.

RESTRICTIONS ON CORPORATE ACTIVITIES

        CRIT. Under CRIT's Declaration of Trust, the Board of Trustees shall not:

        (A) sell property to the Sponsor, the Advisor, a Trustee or any affiliate thereof;

        (B) invest more than 10% of its total assets in or make mortgage loans on unimproved real property (property which has the following three characteristics: (i) the property was not acquired for the purpose of producing rental or other operating income, (ii) there is no development or construction in process on such land, and
              (iii) no development or construction on such land is planned in good faith to commence on such land within one year) or indebtedness secured by a deed of trust or mortgage loans on unimproved real property;

        (C) invest in or make mortgage loans, unless (i) an appraisal is obtained concerning the underlying property and, in the event the Independent Trustees require or the mortgage loan involves the Advisor, Trustees, Sponsor or affiliate, the appraisal is prepared by an independent appraiser, (ii) the appraisal is maintained in the Trust's records for at least five years and is available for inspection and duplication by any shareholder, (iii) a mortgagee's or owner's title insurance policy or commitment as to the priority of the mortgage or the condition of the title is obtained, and
              (iv) the aggregate amount of all mortgage loans, including construction loans and the loans of the Trust, outstanding on the property, does not exceed 85% of the appraised value of the property without substantial justification;

        (D) invest in or make any mortgage loans which are subordinate to any mortgage loan or equity interest of the Advisor, Trustees, Sponsor or affiliates of the Trust or invest in indebtedness ("junior debt") secured by a mortgage on real property which is subordinate to the lien of other indebtedness ("senior debt"), except where the amount of such junior debt, plus the outstanding amount of the senior debt on such property, does not exceed 85% of the appraised value of such property, if after giving effect thereto, the value of all such investments of the Trust (as shown on the books of the Trust in accordance with generally accepted accounting principles, after all reasonable reserves, but before provision for depreciation) would not then exceed 10% of tangible assets of the Trust;

        (E) invest in real estate contracts of sale, unless such contracts of sale are in recordable form and are appropriately recorded in the chain of title;

        (F) invest in any foreign currency, bullion, commodities, or commodities futures contracts;

        (G)   engage in any short sale;

        (H) engage in trading (as compared with investment activities) or engage in the underwriting of or distributing as agent the Securities issued by others;

        (I) invest in any Security in any entity holding investments or engaging in activities prohibited by the Declaration of Trust;

        (J) invest in equity securities of any non-governmental issuer, including other REITs or limited partnerships for a period in excess of 18 months, provided further, that investments in money market funds sponsored by Affiliates of the Advisor may not exceed 5% of the gross proceeds of the offering;

        (K) issue "redeemable securities" (as defined in Section 2(A)(32) of the Investment Company Act of 1940, as amended), "face amount certificates of the installment types" as defined in Section 2(a)(5) thereof, or "periodic payment plan certificates" as defined in Section 2(a)(27) thereof;

        (L) issue options or warrants to purchase CRIT Shares to any person unless (i) the exercise price equals or exceeds the fair market value of the CRIT Shares on the date of grant and (ii) the consideration received (which may include services), in the judgment of the Independent Trustees, has a market value equal to or exceeding the value of such options or warrants on the date of grant;

        (M) issue options or warrants to purchase the CRIT Shares to the Advisor, a Trustee, the Sponsor or an affiliate thereof, unless such options or warrants (i) are issued on the same terms as such options or warrants are sold to the general public and (ii) do not exceed an amount equal to 10% of the outstanding CRIT Shares of the Trust on the date of grant;

        (N) issue CRIT Shares on a deferred payment basis or other similar arrangement;

        (O) issue debt securities to the public, unless the cash flow (in the most recently completed fiscal year) excluding extraordinary non-recurring items, is sufficient to properly service the interest on all debt securities to be outstanding after the issuance of any proposed debt securities;

        (P) issue CRIT Shares in a private offering, unless the voting rights per CRIT Share of such CRIT Shares do not exceed the voting rights which bear the same relationship to the voting rights of the publicly held CRIT Shares as the consideration received for each privately offered CRIT Share bears to the Book Value of the CRIT Shares issued pursuant to the Prospectus;

        (Q)   issue equity securities of more than one class;

        (R) cause any of CRIT Shares to be listed for trading on a national or regional stock exchange or included on the automated quotation system maintained by the National Association of Securities Dealers, Inc. without the prior approval of the holders of a majority of the outstanding CRIT Shares entitled to vote;

        (S) undertake any activity that would disqualify the Trust as a REIT under the REIT Provisions of the Code as long as a REIT is accorded substantially the same treatment or benefits under the United States tax laws from time to time in effect as under the REIT Provisions of the Internal Revenue Code as the date of adoption of the Declaration of Trust; or

        (T) invest in real property which, after acquisition by the Trust, will be used primarily for residential, hotel, motel or restaurant purposes.

        The Company. The Company's charter documents do not contain similar restrictions on the Company's activities.

INTERESTED PARTY TRANSACTIONS

        CRIT. Under CRIT's Declaration of Trust, any transaction between the Trust and the Sponsor, the Advisor, a Trustee or any affiliates, or any investment by the Trust in an entity affiliated with any of the foregoing or any joint venture with any of the foregoing, or any employment of or contract with any of the foregoing, shall require approval by a majority of the Trustees not otherwise interested in the transaction, including a majority of the Independent Trustees not otherwise interest in such transaction.

        The Company. The Company's charter documents contain no similar restrictions with respect to interested party transactions.

        Under the MGCL, any contract or transaction between a corporation and any director or any entity in which the director has a material financial interest will be voidable unless (i) it is approved, after disclosure of the interest, by the affirmative vote of a majority of disinterested directors or by the affirmative vote of a majority of the votes cast by disinterested shareholders or (ii) it is fair and reasonable to the corporation.

OWNERSHIP LIMIT

        CRIT. The Declaration of Trust requires that a beneficial owner of more than 8.5% of the total shares outstanding give notice to the Trust of his/her ownership position and any other information the Trust may require.

        The Trust may take actions which in its discretion it deems necessary to insure that the Trust maintains its REIT status, including but not limited to purchasing the Excess Shares, as defined in the Declaration of Trust, from a beneficial owner who owns more than 8.5% of the total outstanding shares or refusing to permit a transaction that would lead to a beneficial owner possessing more than 8.5% of the total outstanding shares.

        The Company. The Charter provides that the Ownership Limit for any stockholder of the Corporation shall be 9.8% of the value of the outstanding Equity Stock of the Corporation. Any shares held over and above the 9.8% threshold are Excess Shares and are governed by the Charter. See "Description of Lexington Properties Capital Stock."

MAINTAINING REIT STATUS

        CRIT. The trustees may take necessary action to insure that CRIT maintains its REIT Status. Any transaction that may occur which would disqualify CRIT from REIT Status is null and void.

        The Company. The Directors may take necessary action to insure that Company remains a qualified REIT under the Code.

INDEMNIFICATION

        CRIT. (A) The Trust shall indemnify and hold harmless the Trustees, the Advisor or any affiliate of the Advisor who performs services on behalf of the Trust against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements, and other amounts paid and reasonably incurred by them in connection with or by reason of any act performed or omitted to be performed by them in connection with the business of the Trust, provided that (i) the Board of Trustees (excluding the indemnified party) has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Trust, (ii) such liability or loss was not the result of negligence or misconduct on the part of the indemnitee and
(iii) such indemnification or agreement to hold harmless is recoverable only out of the assets of the Trust and not from the CRIT shareholders.

        The Trust may indemnify a Trustee, the Advisor or any person acting as a broker or dealer for the offering and sale of CRIT Shares for any liability or loss and costs associated therewith, including attorneys' fees, if the liability or loss relates to the expenses of successful defense or settlement of a lawsuit alleging a violation of state or federal securities laws associated with the offer and sale of CRIT Shares if a court (i) approves the settlement and finds that indemnification of the settlement and related costs should be made or (ii) approves indemnification of litigation costs if there has been a dismissal with prejudice or a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee. The Trust may not indemnify any persons for any liability imposed by judgment, or any costs associated therewith, including attorneys' fees, arising from or out of a violation of state or federal securities laws.

        (B) The Trust may advance expenses incurred in defending a legal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding provided that the following three conditions are satisfied: (i) the legal action relates to the performance of duties or services by such person on behalf of the Trust; (ii) the legal action is initiated by a third party who is not a Shareholder of the Trust; and (iii) such Person agrees in writing to repay the advanced funds to the Trust if it is ultimately determined that he or it is not entitled to indemnification by the Trust.

        The Company. The Company's Charter and By-Laws contain similar provisions concerning the indemnification of directors, officers, agents and employees.

NOMINATIONS OF DIRECTORS BY SHAREHOLDERS

        CRIT. The Declaration of Trust of CRIT requires that trustees nominate persons to be elected as trustees or appoint a committee of trustees to make such nominations, and that independent trustees nominate persons to be elected as independent trustees. No nominations for trustees, except those made by the trustees themselves, shall be voted upon at an annual meeting of the shareholders unless nominations of shareholders are made in writing and delivered to the Secretary of CRIT at least 90 days prior to the date of the annual meeting.


        The Company. For any shareholder proposal to be presented in connection with an annual meeting of shareholders of the Company, including any proposal relating to the nomination of a director to be elected to be Board of Directors of the Company, the shareholders must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a shareholder's proposal shall be delivered to the Secretary at the principal executive offices of the Company not less than 120 days in advance of the release date of the Company's proxy statement to shareholders in connection with the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.



                     DESCRIPTION OF LEXINGTON CAPITAL STOCK

DESCRIPTION OF PREFERRED STOCK

        Under the Articles of Incorporation, the Company has authority to issue 10,000,000 shares of preferred stock, par value $.0001 per share ("Preferred Stock"), 1,325,000 of which, designated as Class A Senior Cumulative Convertible Stock, were outstanding as of the date of this Proxy Statement/Prospectus. Shares of Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors of the Company. Prior to issuance of shares of each series, the Board of Directors is required by the MGCL and the Articles of Incorporation to fix for each series, subject to the provisions of the Articles of Incorporation regarding excess stock, $.0001 par value per share ("Excess Stock"), the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Maryland law. The Preferred Stock will, when issued against payment therefor, be fully paid and nonassessable and will not be subject to preemptive rights. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of Lexington Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of Lexington Common Stock might receive a premium for their shares over the then market price of such shares of Lexington Common Stock. In December 1996, the Company entered into an agreement with Five Arrows providing for the sale of up to 2,000,000 shares of Convertible Preferred Stock. See "Information Regarding Lexington Properties -- Financing Activities -- Sale of Convertible Preferred Stock."

DESCRIPTION OF COMMON STOCK

        The description of the Lexington Common Stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation and Bylaws.

GENERAL


        Under the Articles of Incorporation, the Company has authority to issue 40,000,000 shares of Lexington Common Stock, par value $.0001 per share. Under Maryland law, stockholders generally are not responsible for a corporation's debts or obligations. At September 30, 1997, the Company had outstanding 12,713,633 shares of Lexington Common Stock.


TERMS

        Subject to the preferential rights of any other shares or series of stock and to the provisions of the Articles of Incorporation regarding Excess Stock, holders of shares of Lexington Common Stock are entitled to receive dividends on shares of Lexington Common Stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the

Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company and the amount to which holders of any class of stock classified or reclassified or having a preference on distributions in liquidation, dissolution or winding-up of the Company have a right.

        Subject to the provisions of the Articles of Incorporation regarding Excess Stock, each outstanding share of Lexington Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of Directors and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of Lexington Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of Directors, which means that the holders of a majority of the outstanding shares of Lexington Common Stock can elect all of the Directors then standing for election, and the holders of the remaining shares of Lexington Common Stock will not be able to elect any Directors.

        Holders of Lexington Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.

        The Company furnishes its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

        Subject to the provisions of the Articles of Incorporation regarding Excess Stock, all shares of Lexington Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

        Pursuant to the MGCL, a corporation generally cannot dissolve, amend its Articles of Incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in the corporation's Articles of Incorporation. However, the Articles of Incorporation provide that such actions, with the exception of certain amendments to the Articles of Incorporation for which a higher vote requirement has been set, shall be valid and effective if authorized by holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon.

RESTRICTIONS ON OWNERSHIP

        For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock and Anti-Takeover Provisions."

TRANSFER AGENT

        The transfer agent and registrar for the Lexington Common Stock is Chase Mellon Shareholder Services LLC.

RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK
AND ANTI-TAKEOVER PROVISIONS

        Restrictions Relating to REIT Status. For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (in each case, other than the first such year). To assist the Company in continuing to remain a qualified REIT, the Articles of Incorporation, subject to certain exceptions, provide that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Ownership Limit") of the Company's equity stock, defined as Lexington Common Stock or Preferred Stock. The Board of Directors may waive the Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's status as a REIT. Any transfer of equity stock or any security convertible into equity stock that would create a direct or indirect ownership of equity stock in excess of the Ownership Limit or that would result in the disqualification of the Company as a REIT, including any transfer that results in the equity stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the equity stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

        Equity stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit, will automatically be exchanged for shares of Excess Stock that will be transferred, by operation of law, to the Company as trustee of a trust for the exclusive benefit of the transferees to whom such capital stock may be ultimately transferred without violating the Ownership Limit. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and, except upon liquidation, it will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of Excess Stock prior to the discovery by the Company that equity stock has been transferred in violation of the provisions of the Articles of Incorporation shall be repaid to the Company upon demand. The Excess Stock is not treasury stock, but rather constitutes a separate class of issued and outstanding stock of the Company. The original transferee-stockholder may, at any time the Excess Stock is held by the Company in trust, transfer the interest in the trust representing the Excess Stock to any individual whose ownership of the equity stock exchanged into such Excess Stock would be permitted under the Articles of Incorporation, at a price not in excess of the price paid by the original transferee-stockholder for the equity stock that was exchanged into Excess Stock, or, if the transferee-stockholder did not give value for such equity stock, a price not in excess of the market price (as determined in the manner set forth in the Articles of Incorporation) on the date of the purported transfer. Immediately upon the transfer to the permitted transferee, the Excess Stock will automatically be exchanged for equity stock of the class from which it was converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the Excess Stock and to hold the Excess Stock on behalf of the Company.

        In addition to the foregoing transfer restrictions, the Company will have the right, for a period of 90 days during the time any Excess Stock is held by the Company in trust, to purchase all or any portion of the Excess Stock from the original transferee-stockholder for the lesser of the price paid for the equity stock by the original transferee-stockholder or the market price (as determined in the manner set forth in the Articles of Incorporation) of the equity stock on the date the Company exercises its option to purchase. The 90-day period begins on the date on which the Company receives written notice of the transfer or other event resulting in the exchange of equity stock for Excess Stock.

        Each stockholder shall upon demand be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of beneficial interests as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

        This ownership limitation may have the effect of precluding acquisition of control of the Company unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.


        Federal Securities Law Restrictions Regarding "Affiliates". The Lexington Common Stock issued pursuant to the Merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any CRIT shareholder who may be deemed to be an "affiliate" of CRIT for purposes of Rule 145 under the Securities Act ("Rule 145"). All Lexington Common Stock received by CRIT shareholders who are deemed to be affiliates may be resold only in transactions permitted by the resale provisions of Rule 145 or as otherwise permitted under the Securities Act. Pursuant to the Merger Agreement, CRIT will use its reasonable best efforts to cause each person who may be deemed to be an affiliate of CRIT to enter into a Letter Agreement prior to the closing date of the Merger providing that such affiliate will not sell, transfer or otherwise dispose of any Lexington Common Stock obtained as a result of the Merger except in compliance with the Securities Act and the related rules and regulations of the Commission.



        In general, under Rule 145(d)(1) as currently in effect, securities can be sold (without any holding period restrictions) subject to the requirements of Rule 144 regarding public availability of information about the issuer, volume limitations and manner of sale. The Company has agreed to file with the Commission required reports covering Lexington Common Stock received in the Merger by any CRIT affiliate to enable such affiliate to sell such shares of Lexington Common Stock without registration under the Securities Act pursuant to Rule 145(d)(1) or any successor rule. Also under Rule 145, if a person is not an affiliate of the issuer and one year has elapsed since the later of the date of acquisition of the subject securities from the issuer or an affiliate of the issuer, such person may sell the securities without registration if there is sufficient public information available about the issuer. If two years have elapsed since the date of acquisition of the securities from the issuer or an affiliate of the issuer, and the person is not, and has not been for at least three months, an affiliate of the issuer, Rule 145 permits sales without regard to the information, volume limitation and manner of sale requirements of Rule 144.


        Authorized Capital. The Company has an aggregate of 40,000,000 authorized shares of Lexington Common Stock, 40,000,000 shares of Excess Stock and 10,000,000 undesignated shares of Preferred Stock available for issuance in its Articles of Incorporation. The actual numbers of shares of Lexington Common Stock outstanding and reserved for issuance fall far below the number of authorized shares, and no shares of Excess Stock or Preferred Stock are outstanding or reserved for issuance. Such shares (other than reserved shares) may be issued from time to time by the Company in the discretion of the Board to raise additional capital, acquire assets, including additional real properties, redeem or retire debt or for any other business purpose. In addition, the undesignated shares of Preferred Stock may be issued in one or more additional classes with such designations, preferences and relative, participating, optional or other special rights including, without limitation, preferential dividend or voting rights, and rights upon liquidation, as shall be fixed by the Board. Also, the Board of Directors is authorized to classify and reclassify any unissued shares of capital stock by setting or changing, in any one or more respects, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of stock. Such authority includes, without limitation, subject to the provisions of the Articles of Incorporation, authority to classify or reclassify any unissued shares of such stock into a class or classes of preferred stock, preference stock, special stock or other stock, and to divide and reclassify shares of any class into one or more series of such class. In certain circumstances, the issuance of Preferred Stock, or the exercise by the Board of such rights to classify or reclassify stock, could have the effect of deterring individuals or entities from making tender offers for the shares of Lexington Common Stock or seeking to change incumbent management.

        Maryland Corporation Law. The General Corporation Law of the State of Maryland includes certain other provisions which may also discourage a change in control of management of the Company. Maryland law provides that a Maryland corporation may not engage in any "business combination" with any "interested stockholder." An "interested stockholder" is defined, in essence, as any person owning beneficially, directly or indirectly, 10% or more of the outstanding voting stock of a Maryland corporation. Unless an exemption applies, the Company may not engage in any business combination with an interested stockholder for a period of five years after the interested stockholder became an interested stockholder, and thereafter may not engage in a business combination unless it is recommended by the Board and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by the holders of all outstanding voting stock of the Company, and (ii) 66 2/3% of the votes entitled to be cast by all holders of outstanding shares of voting stock other than voting stock held by the interested stockholder. The voting requirements do not apply at any time to business combinations with an interested stockholder or its affiliates if approved by the Board prior to the time the interested stockholder first became an interested stockholder. Additionally, if the business combination involves the receipt of consideration by the stockholders in exchange for the Company's stock, the voting requirements do not apply if certain "fair price" conditions are met.

        Maryland law provides for the elimination of the voting rights of any person who makes a Control Share Acquisition (as defined below) except to the extent that such acquisition is exempt or is approved by at least 66 2/3% of all votes entitled to be cast on the matter, excluding shares of capital stock owned by the acquiror or by officers or directors who are employees of the Company. A control share acquisition ("Control Share Acquisition") is the direct or indirect acquisition by any person of ownership of, or the power to direct the exercise of voting power with respect to, shares of voting stock ("Control Shares") that would, if aggregated with all other voting stock owned by such person, entitle such person to exercise voting power in electing directors within one of the following ranges of voting power: (i) 20% or more but less than 33 1/3%; (ii) 33 1/3% or more but less than a majority; or (iii) a majority of voting power. A person who has made or proposes to make a Control Share Acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the Company may itself present the question at any stockholder meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the Company may redeem any or all of the Control Shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last Control Share Acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for Control Shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the Control Share Acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a Control Share Acquisition. The Control Share Acquisition statute does not apply to stock acquired in a merger, consolidation or stock exchange if the Company is a party to the transaction, or to acquisitions approved or exempted by the charter or by-laws of the Company.


                                  LEGAL MATTERS

        Certain legal matters, including the validity of the Shares and certain tax matters, will be passed upon for the Company by Paul, Hastings, Janofsky & Walker LLP, New York, New York. Seth M. Zachary, a partner of Paul, Hastings, Janofsky & Walker LLP, is presently serving as a director of the Company and will continue to serve as a director at least until the Company's 1998 Annual Meeting of Shareholders. Mr. Zachary is the beneficial owner of 5,211 shares of Lexington Common Stock and holds options to purchase an additional 12,500 shares of Common Stock. In connection with certain matters related to the laws of the State of Maryland, Paul, Hastings, Janofsky & Walker LLP will rely on the opinion of Piper & Marbury LLP, Baltimore, Maryland.

                                     EXPERTS

        The consolidated financial statements of the Company incorporated into this Proxy Statement/Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report incorporated by reference of KPMG Peat Marwick LLP, independent certified public accountants, given on authority of said firm as experts in accounting and auditing.

        The financial statements and schedule of CRIT appearing in CRIT's Form 10-K for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, dated January 29, 1997, included therein and incorporated herein by reference. The information under the captions "CRIT Historical Financial Data" and "Selected Financial Data" as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, appearing in this Proxy Statement/Prospectus and Registration Statement have been derived from financial statements audited by Ernst & Young LLP, as set forth in their report, dated January 29, 1997, incorporated herein by reference. Such financial statements and schedule are incorporated herein by reference, in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              SHAREHOLDER PROPOSALS

        CRIT will hold an Annual Meeting in 1997 only if the Merger is not consummated. Shareholder proposals intended to be presented at the 1997 Annual Meeting must be received by CRIT a reasonable amount of time prior to CRIT's solicitation of proxies relating to such meeting.


                                Mark R. Patterson
                                    Secretary



October __, 1997

                                     ANNEX A


                          AGREEMENT AND PLAN OF MERGER

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------




                          AGREEMENT AND PLAN OF MERGER


                                     between

                         CORPORATE REALTY INCOME TRUST I


                                       and


                      LEXINGTON CORPORATE PROPERTIES, INC.



--------------------------------------------------------------------------------


                            Dated as of May 29, 1997


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


AVAILABLE INFORMATION...............................................................................   3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.....................................................   3

PROXY STATEMENT/PROSPECTUS SUMMARY..................................................................   5
   Parties to the Merger............................................................................   5
   Date, Time and Place of Meeting..................................................................   5
   Shareholders Entitled to Vote....................................................................   5
   Purpose of the Meeting...........................................................................   6
   Vote Required....................................................................................   6
   Effect of the Merger.............................................................................   6
   Trust Amendment Proposal.....................................................1835X...............   6
   Recommendation of the CRIT Board of Trustees.....................................................   6
   Opinion of Financial Advisor to CRIT.............................................................   6
   Interests of Certain Persons in the Merger.......................................................   6
   Effective Time of the Merger.....................................................................   7
   Management After the Merger......................................................................   7
   Conditions to the Merger.........................................................................   7
   Termination......................................................................................   7
   Surrender of Certificates........................................................................   7
   No Appraisal Rights..............................................................................   7
   Material Federal Income Tax Consequences.........................................................   7
   Accounting Treatment.............................................................................   8
   Comparison of Shareholder Rights.................................................................   8
   Resales of Lexington Common Stock Issued in the Pending Transaction; Affiliates..................   8

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
                                        CONSOLIDATED FINANCIAL DATA OF THE COMPANY..................   9

CRIT HISTORICAL FINANCIAL DATA......................................................................  11

COMPARATIVE PER SHARE DATA..........................................................................  12

PRICE RANGE OF THE COMPANY'S COMMON STOCK AND DISTRIBUTION HISTORY..................................  13

MARKET FOR CRIT SHARES AND RELATED SHAREHOLDER MATTERS..............................................  14

RISK FACTORS........................................................................................  15

THE MEETING.........................................................................................  20
   General..........................................................................................  20
   Matters To Be Considered at the Meeting..........................................................  20
   Voting at the Meeting; Record Date...............................................................  20
   Proxies..........................................................................................  21

THE MERGER..........................................................................................  22
   Background of the Merger.........................................................................  22
   Reasons for the Merger; Recommendation of the CRIT Board of Trustees.............................  23
   Opinion of Financial Advisor to CRIT.............................................................  26
   Accounting Treatment.............................................................................  30
   No Appraisal Rights..............................................................................  31
   Interests of Certain Persons in the Merger.......................................................  31

THE MERGER AGREEMENT (PROPOSAL 1)...................................................................  31
   The Merger.......................................................................................  31
   Conversion of Securities.........................................................................  32
   Representations and Warranties...................................................................  33

   Certain Covenants and Agreements.................................................................  33
   No Solicitation..................................................................................  34
   Indemnification..................................................................................  34
   Conditions.......................................................................................  34
   Termination; Termination Fees and Expenses.......................................................  35
   Amendment and Waiver.............................................................................  37

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES..............................................  37

TRUST AMENDMENT (PROPOSAL 2)........................................................................  46

INFORMATION REGARDING LEXINGTON PROPERTIES..........................................................  47
   The Company......................................................................................  47
   The Net Lease Real Estate Business...............................................................  48
   Business Objectives..............................................................................  48
   Internal Growth; Effectively Managing Assets.....................................................  48
   Tenant Relations and Lease Compliance............................................................  48
   Extending Lease Maturities.......................................................................  48
   Revenue Enhancing Property Expansion.............................................................  48
   Property Sales and Redeployment of Assets........................................................  49
   Acquisition Strategies...........................................................................  49
   Operating Partnership Structure..................................................................  49
   Acquisitions of Portfolio and Individual Net Lease Properties....................................  49
   Sale/Leaseback Transactions......................................................................  49
   Build-To-Suit Properties.........................................................................  49
   Acquisitions from Affiliated Net Lease Partnerships..............................................  50
   Refinancing Existing Indebtedness and Increasing Access to Capital...............................  50
   Completed Acquisitions...........................................................................  50
   Recent Activities................................................................................  53
   Recent Acquisitions..............................................................................  53
   FirstPlus Financial Group, Inc.; Dallas, TX......................................................  53
   Lockheed Martin Corporation; Marlborough, MA.....................................................  53
   Bull HN Information Systems, Inc.; Phoenix, AZ...................................................  53
   Cymer, Inc.; Rancho Bernardo, California.........................................................  53
   Exel Logistics, Inc.; Pennsylvania...............................................................  53
   Johnson Controls, Inc.; Alabama..................................................................  53
    Recent Disposition..............................................................................  54
   Stratus Computer, Inc.; Marlborough, MA..........................................................  54
   Pending  Acquisition.............................................................................  54
   Ryder Integrated Logistics; Waterloo, IA.........................................................  54
   Financing Activities.............................................................................  54
   Public Offering of Lexington Common Stock........................................................  54
   Salt Lake City Refinancing.......................................................................  54
   Partnership Merger...............................................................................  54
   Sale of Exchangeable Notes.......................................................................  54
   Credit Facility..................................................................................  55
   Sale of Convertible Preferred Stock..............................................................  55
    Potential Acquisitions from Affiliates..........................................................  55
    Ross Stores Litigation..........................................................................  56
   Reorganization Of The Company As A Maryland Real Estate Investment Trust.........................  56
   Organizational Structure.........................................................................  58
   Distributions Of OP Units........................................................................  59
   Properties.......................................................................................  60
   Indebtedness of the Company......................................................................  68
   Salt Lake City Refinancing.......................................................................  68
   Sale of Exchangeable Notes.......................................................................  68
   Credit Facility..................................................................................  68
   REMIC Financing..................................................................................  68
   Subordinated Notes...............................................................................  69
   Mortgage Indebtedness............................................................................  69

   Legal Proceedings................................................................................   71
   Capitalization...................................................................................   72
   Selected Historical and Unaudited Pro Forma Consolidated Financial Data..........................   73
   Management's Discussion and Analysis
of Financial Condition and  Results of Operations...................................................   76
   Unaudited Pro Forma Consolidated Financial Data..................................................   81
   Unaudited Pro Forma Consolidated Statement of Income.............................................   81
   Notes to the Unaudited Pro Forma Consolidated Statements of Income...............................   82
   Unaudited Pro Forma Consolidated Condensed Financial Statements..................................   84
   Notes to the Unaudited Pro Forma Consolidated
Condensed Financial Statements......................................................................   85

INFORMATION REGARDING CRIT..........................................................................   88
   Business.........................................................................................   88
   Investment Policy................................................................................   88
   Properties.......................................................................................   89
   The Circuit City Property........................................................................   89
   The Allegiance Property (formerly the "Baxter Property").........................................   90
   The Dana Property................................................................................   92
   Legal Proceedings................................................................................   92
   Selected Financial Data..........................................................................   93
   Management's Discussion and Analysis of Financial Condition  and Results of Operations...........   93
   Liquidity and Capital Resources..................................................................   93
   Results of Operations............................................................................   94
   Year Ended December 31, 1996 versus Year Ended December 31, 1995.................................   94
   Year Ended December 31, 1995 versus Year Ended December 31, 1994.................................   94
   Beneficial Ownership of Common Shares............................................................   95

MANAGEMENT OF THE COMPANY...........................................................................   96
   Compensation of Executive Officers...............................................................   98
   Summary of Cash and Certain Other Compensation...................................................   98
   Compensation of Directors........................................................................   99
   Management After the Merger......................................................................   99
   Principal Security Holders.......................................................................   99
   Stock Ownership of Directors and Executive Officers..............................................   99

COMPARISON OF SHAREHOLDER  RIGHTS...................................................................  101
   Board of  Trustees...............................................................................  101
   Issuance of Capital  Stock.......................................................................  102
   Distributions to  Shareholders...................................................................  102
   Shareholder  Meetings............................................................................  102
   Shareholder Approval of Certain  Actions.........................................................  102
   Restrictions on Corporate  Activities............................................................  103
   Interested Party  Transactions...................................................................  104
   Ownership  Limit.................................................................................  105
   Maintaining REIT  Status.........................................................................  105
    Indemnification.................................................................................  105
   Nominations of Directors by  Shareholders........................................................  106

DESCRIPTION OF LEXINGTON CAPITAL  STOCK.............................................................  106
   Description of Preferred  Stock..................................................................  106
   Description of Common  Stock.....................................................................  106
    General.........................................................................................  106
    Terms...........................................................................................  106
   Restrictions on  Ownership.......................................................................  107
   Transfer  Agent..................................................................................  107
   Restrictions on Transfers of Capital Stock
and Anti-takeover  Provisions.......................................................................  107

LEGAL MATTERS.......................................................................................  110

EXPERTS............................................................................................  110

THE MERGER.........................................................................................    1
        1.1   The Merger...........................................................................    1
        1.2   The Closing..........................................................................    1
        1.3   Effective Time.......................................................................    1

                                        2

                            ARTICLES OF INCORPORATION AND BY-LAWS OF THE SURVIVING CORPORATION.....    2

                                    DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION............    2

EXCHANGE OF STOCK, ASSUMPTION OF MORTGAGE AND OTHER CONSIDERATION..................................    2
        4.1   Conversion and Redemption of Stock...................................................    2
        4.2   Exchange of Certificates Representing Trust Shares...................................    3
        4.3   Return of Exchange Fund..............................................................    4
        4.4   Cash Payment; Continuance of Mortgages...............................................    4

REPRESENTATIONS AND WARRANTIES OF THE TRUST........................................................    5
        5.1   Existence; Good Standing; Authority; Compliance With Law.............................    5
        5.2   Authorization, Validity and Effect of Agreements.....................................    5
        5.3   Capitalization.......................................................................    5
        5.4   Subsidiaries and Other Interests.....................................................    6
        5.5   No Violation.........................................................................    6
        5.6   SEC Documents........................................................................    6
        5.7   Litigation...........................................................................    6
        5.8   Absence of Certain Changes...........................................................    6
        5.9   Absence of Undisclosed Liabilities...................................................    7
        5.10    Registration Statement and Proxy Information.......................................    7
        5.11    Taxes..............................................................................    7
        5.12    Books and Records..................................................................    8
        5.13    Properties.........................................................................    8
        5.14    Environmental Matters..............................................................    9
        5.15    No Fees............................................................................    9
        5.16    Opinion of Financial Advisor.......................................................    9
        5.17    Contracts and Commitments..........................................................    9
        5.18    Leases.............................................................................   10
        5.19    Affiliated Transactions............................................................   10
        5.20    Employees..........................................................................   10
        5.21    Definition of the Trust's Knowledge................................................   10

REPRESENTATIONS AND WARRANTIES OF LEXINGTON........................................................   10
        6.1   Existence; Good Standing; Authority; Compliance With Law.............................   10
        6.2   Authorization, Validity and Effect of Agreements.....................................   11
        6.3   Capitalization.......................................................................   11
        6.4   Registration Statement and Proxy Information.........................................   11
        6.5   Other Interest.......................................................................   11
        6.6   No Violation.........................................................................   12
        6.7   SEC Documents........................................................................   12
        6.8   Litigation...........................................................................   12
        6.9   Absence of Certain Changes...........................................................   12
        6.10    Taxes..............................................................................   13
        6.11    Environmental Matters..............................................................   13
        6.12    No Fees............................................................................   14
        6.13    Beneficial Share Ownership.........................................................   14
        6.14    Contracts and Commitments..........................................................   14
        6.15    Lexington Common Stock.............................................................   14
        6.16    Convertible Securities.............................................................   14
        6.17    Definition of Lexington's Knowledge................................................   14


                                        7

                                      COVENANTS....................................................  15
        7.1   Acquisition Proposals................................................................  15
        7.2   Conduct of Businesses................................................................  15
        7.3   Meeting of Stockholders..............................................................  17
        7.4   Filings; Other Action................................................................  17
        7.5   Inspection of Records................................................................  18
        7.6   Publicity............................................................................  18
        7.7   Registration Statement...............................................................  18
        7.8   Listing Application..................................................................  18
        7.9   Further action.......................................................................  18
        7.10    Affiliates of the Trust............................................................  19
        7.11    Expenses...........................................................................  19
        7.12    Indemnification and Insurance......................................................  19
        7.13    Reorganization.....................................................................  20
        7.14    Payment of Advisory Fees and Transaction Expenses..................................  20
        7.15    REIT Status........................................................................  20

CONDITIONS PRECEDENT...............................................................................  21
        8.1   Conditions to Each Party's Obligation to Effect the Merger...........................  21
        8.2   Conditions to Obligations of the Trust to Effect the Merger..........................  21
        8.3   Conditions to Obligation of Lexington to Effect the Merger...........................  22

                                        9

                                     TERMINATION...................................................  22
        9.1   Termination..........................................................................  22
        9.2   Effect of Termination................................................................  24
        9.3   Fees and Expenses....................................................................  24
        9.4   Extension; Waiver....................................................................  24

                                       10

                                 GENERAL PROVISIONS................................................  25
        10.1       Nonsurvival of Representations, Warranties and Agreements.......................  25
        10.2       Notices.........................................................................  25
        10.3       Assignment; Binding Effect; Benefit.............................................  25
        10.4       Entire Agreement................................................................  26
        10.5       Confidentiality.................................................................  26
        10.6       Amendment.......................................................................  26
        10.7       Governing Law...................................................................  26
        10.8       Counterparts....................................................................  26
        10.9       Headings........................................................................  26
        10.10      Waivers.........................................................................  26
        10.11      Incorporation...................................................................  26
        10.12      Severability....................................................................  26
        10.13      Interpretation and Certain Definitions..........................................  26
        10.14      Schedules.......................................................................  27
        10.15      Limitation of Liability.........................................................  27

                                    SCHEDULES



Schedule 4.4           -      Trust Obligations
Schedule 5.1(c)        -      Trust Organizational Documents
Schedule 5.5           -      Trust Conflicts or Breaches
Schedule 5.9           -      Trust Liabilities
Schedule 5.11          -      Trust Taxes
Schedule 5.13          -      Trust Properties
Schedule 5.14          -      Trust Environmental Matters
Schedule 5.17          -      Trust Contracts and Commitments
Schedule 5.18          -      Trust Consents
Schedule 5.19          -      Trust Affiliated Transactions
Schedule 6.1(b)        -      Lexington Subsidiaries
Schedule 6.1(d)        -      Lexington Charter Documents
Schedule 6.3           -      Lexington Reserved Shares
Schedule 6.6           -      Lexington Conflicts or Violations
Schedule 6.8           -      Lexington Litigation
Schedule 6.10          -      Lexington Taxes
Schedule 6.11          -      Lexington Environmental Matters

                          AGREEMENT AND PLAN OF MERGER



   This AGREEMENT AND PLAN OF MERGER (the "Agreement") is made and entered into as of May 29, 1997 between CORPORATE REALTY INCOME TRUST I, a Massachusetts business trust having an office at 388 Greenwich Street, New York, New York 10013 (the "Trust"), and LEXINGTON CORPORATE PROPERTIES, INC., a Maryland corporation having its offices at 355 Lexington Avenue, New York, New York 10017 ("Lexington").



                                    RECITALS



   A. The Board of Trustees of the Trust and the Board of Directors of Lexington each have determined that a business combination between the Trust and Lexington is in the best interests of their respective companies and stockholders, and accordingly have agreed to effect the merger provided for herein upon the terms and subject to the conditions set forth herein.



   B. It is intended that the merger provided for herein, for federal income tax purposes, shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").



   C. The Trust has received a fairness opinion from its financial advisor relating to the transactions contemplated hereby as more fully described herein.



   D. The Trust and Lexington desire to make certain representations, warranties and agreements in connection with the merger.



   NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:




                                        1



                                   THE MERGER



   1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3 hereof), the Trust shall be merged with and into Lexington in accordance with this Agreement and the separate corporate existence of the Trust shall thereupon cease (the "Merger"). Lexington shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"). The Merger shall be completed pursuant to Chapter 182 of the Massachusetts General Laws (the "MGL") and Section 3-114 of the Maryland General Corporation Law (the "MGCL").



   1.2 The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place at the offices of Paul, Hastings, Janofsky & Walker LLP in New York, New York, at 1:00 p.m., local time, on the later of (a) September 4, 1997 or (b) the second business day after the last condition set forth in Article 8 shall have been satisfied or waived by the party entitled to effect such waiver (but in any event no later than October 1, 1997), or at such other time, date or place as the parties hereto may agree. The date on which the Closing occurs is hereinafter referred to as the "Closing Date".



   1.3 Effective Time. If all the conditions to the Merger set forth in Article 8 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article 9, the parties hereto shall cause Articles of Merger satisfying the requirements of the MGCL Law to be properly executed, verified and delivered for filing in accordance with the MGCL Law on the Closing Date. The Merger shall become effective upon the acceptance for record of the Articles of Merger by the State Department of Assessments and Taxation of Maryland in accordance with the MGCL Law or at such later time which the parties hereto shall have agreed upon and designated in such filing in accordance with applicable law as the effective time of the Merger (the "Effective Time").

       ARTICLES OF INCORPORATION AND BY-LAWS OF THE SURVIVING CORPORATION



   The articles of incorporation, as amended (the "Articles of Incorporation") and by-laws of Lexington in effect immediately prior to the Effective Time shall be the Articles of Incorporation and by-laws of the Surviving Corporation:




                                        1



               DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION



   The directors and officers of Lexington immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation as of the Effective Time.

        EXCHANGE OF STOCK, ASSUMPTION OF MORTGAGE AND OTHER CONSIDERATION



4.1 Conversion and Redemption of Stock.



   (a) At the Effective Time, each outstanding share of common stock, par value .0001 per share, of Lexington ("Lexington Common Stock") and each outstanding share of Class A Senior Cumulative Convertible Preferred Stock, par value $.0001 per share, of Lexington ("Lexington Preferred Stock") immediately prior to the Effective Time shall remain outstanding and shall continue to represent one share of Lexington Common Stock or Lexington Preferred Stock, as the case may be, of the Surviving Corporation. At the Effective Time, Lexington shall issue shares of Lexington Common Stock as contemplated by Section 4.1(b) and shall deliver $1,000,000 cash (the "Cash Payment") to Corporate Realty Advisors, Inc., the Trust's advisor, as contemplated by Section 4.4.



   (b) At the Effective Time, each share of beneficial interest, par value $.10 per share, of the Trust (the "Trust Shares") issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Trust, Lexington or the holders of any of the securities of either of these entities, be converted into a number of shares of Lexington Common Stock equal to a fraction, the numerator of which is the Share Value and the denominator of which is the Lexington Common Stock Price (collectively, the "Stock Consideration"); provided, however, that in the event the Lexington Common Stock Price is (i) greater than $14.125, then, for purposes of determining the Stock Consideration, the Lexington Common Stock Price shall be deemed to be $14.125, and (ii) in the event the Lexington Common Stock Price is less than $12.125, then, for purposes of determining the Stock Consideration, the Lexington Common Stock Price shall be deemed to be $12.125. The "Lexington Common Stock Price" means an amount equal to the average of the closing sales prices of Lexington Common Stock on the New York Stock Exchange, Inc. during the twenty consecutive trading days ending on the fifth business day immediately preceding the Trust's meeting of shareholders referred to in Section 7.3. The "Share Value" shall equal the quotient obtained by dividing (A) an amount equal to (y) $18.15 million minus (z) the amount of cash which the Trust shall elect to receive from Lexington and apply toward the payment of Trust obligations as provided in Section 4.4, by (B) the total number of Trust Shares issued and outstanding immediately prior to the Effective Time (subject to the adjustments as described in Section 7.15). The Stock Consideration shall be appropriately adjusted to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Lexington Common Stock occurring after the date hereof and prior to the Effective Time, or to reflect the effect of any merger, consolidation or other transaction involving Lexington which shall affect the Lexington Common Stock or its listing on the New York Stock Exchange, Inc. Subject to the right of the Trust to terminate as set forth in Section 9.1(g), the Trust and Lexington shall agree in good faith on the specific adjustments required to be made pursuant to the preceding sentence.



   (c) As a result of the Merger and without any action on the part of the holders thereof, all Trust Shares shall cease to be outstanding, shall be canceled and retired and shall cease to exist and each holder of a certificate (a "Certificate") representing any Trust Shares shall thereafter cease to have any rights with respect to such Trust Shares, except the right to receive, without interest, shares of Lexington Common Stock, dividends payable in accordance with Section 4.2(c), any unspent portion of the Cash Payment and cash in lieu of fractional shares of Lexington Common Stock in accordance with Section 4.2(e) upon the surrender of such Certificate.



   (d) Each Trust Share issued and held in the Trust's treasury and each Trust Share held by Lexington or any of the Lexington Subsidiaries immediately prior to the Effective Time, if any, by virtue of the Merger, shall cease to be outstanding, shall be canceled and retired and shall cease to exist and no payment of any consideration shall be made with respect thereto.



4.2 Exchange of Certificates Representing Trust Shares.



   (a) At the Effective Time, Lexington shall deposit, or shall cause to be deposited, with Chase Mellon Shareholder Services LLC (the "Exchange Agent"), for the benefit of the holders of Trust Shares, for exchange in accordance with this Article 4, certificates representing the shares of Lexington Common Stock and the cash in lieu of fractional shares (such cash and certificates for shares of Lexington Common Stock being hereinafter referred to as the "Exchange Fund") to be issued pursuant to Section 4.1 and paid pursuant to this Section 4.2, respectively, in exchange for outstanding Trust Shares. After payment by the Trust of its accrued expenses, any remaining portion of the Cash Payment will be delivered to the Exchange Agent by the Trust's advisor, Corporate Realty Advisors, Inc. (the "Trust Advisor") at such time as shall be determined by the Trust Advisor, for distribution to the former shareholders of the Trust; provided that in the event any such distribution shall occur on any date other than the date on which certificates representing shares of Lexington Common Stock are distributed to the former stockholders of the Trust, then, in such event, the Trust Advisor shall pay any and all fees and expenses to be charged by the Exchange Agent for effecting such distribution prior to the date of such distribution by the Exchange Agent.



   (b) Promptly after the Effective Time, Lexington shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Lexington may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Lexington Common Stock, cash in lieu of fractional shares and the portion, if any, of the Cash Payment distributable to the Trust's shareholders. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing the number of whole shares of Lexington Common Stock to which such holder shall be entitled and (y) a check representing the amount of cash in lieu of fractional shares, if any, plus the amount of any dividends or distributions, if any, pursuant to paragraph (c) below, after giving effect to any required withholding tax, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares or on the dividend or distribution, if any, payable to holders of Certificates, pursuant to this Section 4.2 or on the portion of the Cash Payment distributable to the Trust's shareholders. In the event of a transfer of ownership of Trust Shares which is not registered in the transfer records of the Trust, a Certificate representing the proper number of shares of Lexington Common Stock, together with a check, for the Cash Payment, and the cash to be paid in lieu of fractional shares plus, to the extent applicable, the amount of any dividend or distribution, if any, payable pursuant to paragraph (c) below, may be issued to such a transferee if the Certificate representing shares of such Trust Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.



   (c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions on Lexington Common Stock shall be paid with respect to any Trust Shares represented by a Certificate until such Certificate is surrendered for exchange as provided herein; provided, however, that subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid by the Surviving Corporation to the holder of the certificates representing whole shares of Lexington Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Lexington Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Lexington Common Stock, less the amount of any withholding taxes which may be required thereon.



      (d) At and after the Effective Time, there shall be no transfers on the stock transfer books of the Trust of the Trust Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for certificates for shares of Lexington Common Stock, dividends, if any, the Cash Payment, and cash in lieu of fractional shares, if any, in accordance with this Section 4.2. Certificates surrendered for exchange by any person constituting an "affiliate" of the Trust for purposes of Rule 145, as such rule may be amended from time to time ("Rule 145"), of the rules and regulations promulgated under the Securities Act of 1933, as amended (the "Securities Act") shall not be exchanged until Lexington has received an Affiliate Letter in a form satisfactory to the Trust and Lexington from such person as provided in Section 7.10.



      (e) No fractional shares of Lexington Common Stock shall be issued pursuant hereto. In lieu of the issuance of any fractional share of Lexington Common Stock pursuant to this Agreement, each holder of the Trust Shares upon surrender of a Certificate for exchange shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying
   (i) the Lexington Common Stock Price, by (ii) the fraction of a share of Lexington Common Stock which such holder would otherwise be entitled to receive under this Article 4.



   4.3 Return of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of Lexington Common Stock) that remains unclaimed by the former shareholders of the Trust one year after the Effective Time shall be delivered to the Surviving Corporation. Any remaining amount of the Cash Payment that remains unclaimed by the former shareholders of the Trust one year after the Effective Time shall be delivered to the Trust Advisor. Any former shareholders of the Trust who have not theretofore complied with this Article 4 shall thereafter look only to (i) the Surviving Corporation for payment of their shares of Lexington Common Stock, and cash in lieu of fractional shares (plus dividends and distributions to the extent set forth in Section 4.2(c), if any), as determined pursuant to this Agreement, and (ii) the Trust Advisor for payment of their allocable share of any remaining portion of the Cash Payment, in each case without any interest thereon. None of Lexington, the Trust, the Exchange Agent or any other person shall be liable to any former holder of Trust Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent or the Surviving Corporation or the Trust Advisor, as the case may be, will issue in exchange for such lost, stolen or destroyed Certificate the shares of Lexington Common Stock, the Cash Payment, and cash in lieu of fractional shares (and to the extent applicable, dividends and distributions payable pursuant to Section 4.2(c)).



   4.4 Cash Payment; Continuance of Mortgages.



   At the Effective Time, at the option of the Trust and if so requested by the Trust, Lexington shall pay to the Trust Advisor, in immediately available funds up to $1,000,000, which shall be used by the Trust and such advisor to pay and discharge in full all of the Trust's obligations other than the mortgages and other obligations described on Schedule 4.4. In the event any such amount is requested by the Trust and applied toward the payment of Trust obligations as aforesaid, any unexpended balance shall be paid to the Trust's former stockholders in accordance with Section 4.2(a), at such time as the Trust Advisor shall, in its sole discretion, determine, and Lexington shall have no responsibility or liability for any such monies or the application thereof.

                   REPRESENTATIONS AND WARRANTIES OF THE TRUST



   The Trust represents and warrants as follows:



   5.1 Existence; Good Standing; Authority; Compliance With Law.



      (a) The Trust is a Massachusetts business trust duly formed, validly existing and in good standing under the laws of Massachusetts. The Trust is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not have a material adverse effect on the business, results of operations or financial condition of the Trust taken as a whole (a "Trust Material Adverse Effect"). The Trust has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.



      (b) The Trust is not in violation of any order of any court, governmental authority or arbitration board or tribunal, or to the knowledge of the Trust, any law, ordinance, governmental rule or regulation to which the Trust or any of its respective properties or assets is subject.



      (c) Copies of the Declaration of Trust (the "Declaration") and other organizational documents (and all amendments thereto) of the Trust are listed in Schedule 5.1(c), and the copies of such documents, which have previously been delivered or made available to Lexington, are true and correct.



   5.2 Authorization, Validity and Effect of Agreements. Upon shareholder approval of an amendment to the Trust's Declaration of Trust, the Trust will have the requisite power and authority to enter into the transactions contemplated hereby. The Board of Trustees of the Trust has unanimously approved this Agreement, the Merger, and the transactions contemplated by this Agreement and declared such transactions advisable and in the best interest of the shareholders and the Trust, and shall recommend that the holders of Trust Shares adopt and approve this Agreement, the Merger, and the transactions contemplated by this Agreement at the Trust shareholders' meeting which will be held in accordance with the provisions of Section 7.3 hereof. Subject only to (i) the approval by the holders of a majority of the outstanding Trust Shares of an amendment to the Trust's Declaration of Trust authorizing the Trust to merge, and (ii) the approval of this Agreement, the Merger and the transactions contemplated hereby by the holders of a majority of the outstanding Trust Shares, the execution by the Trust of this Agreement and the consummation of the Merger and the transactions contemplated by this Agreement, have been duly and validly authorized by all requisite action on the part of the Trust and no other authorization by the Trust is required. This Agreement has been duly and validly executed and delivered by the Trust and constitutes the valid and legally binding obligations of the Trust, enforceable against the Trust in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.



   5.3 Capitalization. The authorized capital of the Trust consists of 20,000,000 Trust Shares. As of the date hereof, there are 1,010,776 Trust Shares issued and outstanding and no Trust Shares are held in treasury or otherwise reserved for issuance for any reason. All such Trust Shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. The Trust has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Trust on any matter. There are not at the date of this Agreement any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate the Trust to issue, transfer or sell any Trust Shares. There are no agreements or understandings to which the Trust is a party with respect to the voting of any Trust Shares or which restrict the transfer of any such shares, nor does the Trust have knowledge of any such agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares other than those set forth in the Trust's Declaration of Trust with respect to the maintenance of the Trust as a real estate investment trust ("REIT"). There are no outstanding contractual obligations of the Trust to repurchase, redeem or otherwise acquire any Trust Shares or any other securities of the Trust. The Trust is not under any obligation, contingent or otherwise, by reason of any agreement to register any of its securities under the Securities Act.



   5.4 Subsidiaries and Other Interests. The Trust does not own directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business trust or other entity (other than investments in short-term investment securities).



   5.5 No Violation. Neither the execution and delivery by the Trust of this Agreement nor the consummation by the Trust of the transactions contemplated by this Agreement in accordance with its terms, will: (i) conflict with or result in a breach of any provisions of the Trust's Declaration or other organizational documents, if they are amended as contemplated in Section 7.3; (ii) except as set forth in Schedule 5.5, violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties of the Trust under, or result in being declared void, voidable or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which the Trust is a party, or by which the Trust or any of its properties is bound or affected; or
(iii) other than the filings provided for in Article 1 of this Agreement, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act or applicable state securities and "Blue Sky" laws (collectively, the "Regulatory Filings"), filings as may be required in the registries of deeds or similar governmental offices in those states where the Trust Properties (as hereinafter defined) are located or filings necessary to qualify Lexington to do business as a foreign corporation in such states, require any consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority.



   5.6 SEC Documents. The Trust has filed all required forms, reports and documents with the Securities and Exchange Commission ("SEC") since December 31, 1994 (collectively, the "Trust SEC Reports"), all of which were prepared in accordance with the applicable requirements of the Exchange Act and the Securities Act. The Trust SEC Reports were filed with the SEC in a timely manner and constitute all forms, reports and documents required to be filed by the Trust since December 31, 1994 under the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder (the "Securities Laws"). As of their respective dates, the Trust SEC Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Laws and
(ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the balance sheets of the Trust included in or incorporated by reference into the Trust SEC Reports (including the related notes and schedules) fairly presents the financial position of the Trust as of its date and each of the statement of income, retained earnings and cash flows of the Trust included in or incorporated by reference into the Trust SEC Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of the Trust for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein and except, in the case of the unaudited statements, as permitted by Form 10-Q pursuant to Section 13 or 15(d) of the Exchange Act.



   5.7 Litigation. There are (i) no continuing orders, injunctions or decrees of any court, arbitrator or governmental authority to which the Trust is a party or by which any of its properties or assets are bound, or, to which any person who is now, or, to the knowledge of the Trust, has been at any time prior to the date hereof, a trustee, officer, employee or agent of the Trust acting in such capacity is a party, and (ii) no actions, suits or proceedings pending against the Trust or, to the knowledge of the Trust, threatened against the Trust or against any person who is now, or has been at any time prior to the date hereof, a trustee, officer, employee or agent of the Trust acting in such capacity, at law or in equity, or before or by any federal or state commission, board, bureau, agency or instrumentality.



   5.8 Absence of Certain Changes. Except as disclosed in the Trust SEC Reports filed with the SEC prior to the date hereof, since December 31, 1996, the Trust has conducted its business only in the ordinary course of such business and there has not been (i) any Trust Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to Trust Shares except as disclosed in writing to Lexington; (iii) any material commitment, contractual obligation, borrowing, capital expenditure or transaction (each, a "Commitment") entered into by the Trust, inside or outside the ordinary course of business except for Commitments for expenses of environmental engineers, attorneys, accountants and investment bankers incurred in connection with the Merger; or (iv) any change in the Trust's accounting principles, practices or methods, except as disclosed in writing to Lexington.



   5.9 Absence of Undisclosed Liabilities. Except as set forth on Schedule 5.9 or in the Trust SEC Reports and for liabilities incurred in the ordinary course of business since December 31, 1996, and in connection with the transactions contemplated hereby, to the knowledge of the Trust, the Trust does not have any material liabilities, claims, losses, damages, deficiencies or obligations (whether absolute, contingent, accrued or otherwise) of any nature whatsoever.



   5.10 Registration Statement and Proxy Information. None of the information supplied or to be supplied by the Trust for inclusion in the Form S-4 (as defined in Section 7.7), including any supplements or amendments thereto, will, at the time it is mailed to the shareholders of the Trust, at the time of the meeting of the Trust's shareholders or at the time that the Form S-4 is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Trust makes no representation or warranty with respect to any information supplied or to be supplied by Lexington which is contained in the Form S-4.



   5.11 Taxes. Except as set forth in Schedule 5.11:



      (a) The Trust has timely and fully paid or caused to be paid, or has adequately accrued or reserved for, all federal, state, local, foreign, and other taxes (including without limitation, income taxes, estimated taxes, alternative minimum taxes, excise taxes, sales taxes, use taxes, value-added taxes, gross receipts taxes, franchise taxes, capital stock taxes, employment and payroll-related taxes, withholding taxes, stamp taxes, transfer taxes, windfall profit taxes, property taxes and environmental taxes, whether or not measured in whole or in part by net income), fees, duties, assessments, withholdings or governmental charges of any kind whatsoever, and all deficiencies, or other additions to tax, additional amounts, interest, fines and penalties with respect to any of the foregoing (collectively, "Taxes"), required to be paid, accrued or reserved by it through the date hereof;



      (b) The Trust has timely filed, in accordance with all applicable laws, all federal, state, local and foreign tax returns, reports, declarations, estimates, informational returns and statements regarding Taxes (collectively "Returns") required to be filed in respect of the Trust through the date hereof, and all such Returns completely and accurately set forth the facts regarding the income, properties, operations and status of any entity required to be shown thereon and the amount of any Taxes relating to the applicable period;



      (c) The Trust has timely and fully withheld and paid to the appropriate governmental authority all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other party;



      (d) For its taxable year ended December 31, 1996, for all of its prior taxable years beginning with the taxable year ended December 31, 1990 and at all times thereafter up to and including the date hereof, the Trust has qualified to be treated as a REIT within the meaning of Sections 856-860 of the Code, including, without limitation, the requirements of Sections 856 and 857 of the Code. For the periods described in the preceding sentence, the Trust has satisfied all requirements necessary to be treated as a REIT for purposes of the income tax provisions of those states in which the Trust is subject to income tax and which provide for the taxation of a REIT in a manner similar to the treatment of REITS under Sections 856-860 of the Code;



      (e) Neither the Internal Revenue Service ("IRS") nor any other governmental authority has asserted by written notice to the Trust or, to the knowledge of the Trust, threatened to assert against the Trust any deficiency or claim for additional Taxes. There is no dispute or claim concerning any Tax liability of the Trust either claimed or raised in writing by the IRS or any other governmental authority, or, to the knowledge of the Trust, which, at some future date, may be claimed or raised by the IRS or any other governmental authority. No written claim has ever been made by a taxing authority in a jurisdiction where the Trust does not file Returns that the Trust is or may be subject to taxation by that jurisdiction. There are no security interests, liens or other encumbrances of any nature on any of the assets of the Trust that arose in connection with any failure (or alleged failure) to pay any Taxes when due. The Trust has never been a party to any Tax sharing or similar agreement or entered into a closing agreement pursuant to Section 7121 of the Code (or any comparable provision of state, local or foreign law); and



      (f) The Trust has not received notice of any audit of any Tax Return filed by the Trust, and the Trust has not been notified by any Tax authority that any such audit is contemplated or pending. The Trust has not executed or filed with the IRS or any other taxing authority, and no person has been requested to so execute or file any agreement extending the period for assessment or collection of any income or other Taxes, or the time to file any Return other than routine extensions. True, correct and complete copies of all federal, state and local income or franchise tax returns required to be filed by the Trust and all written communications relating thereto (including, without limitation, in respect of any audits and examinations) have been delivered to Lexington or made available to representatives of Lexington. The Trust has not agreed, and is not required, to make any adjustments under Section 481(a) of the Code (or any comparable provision of state, local or foreign law) by reason of a change in accounting method or otherwise. Since the most recent Tax period for which the Trust has provided Lexington with a copy of each of its federal, state and local income and franchise tax returns, neither the Trust nor any person or entity on its behalf has made or changed any election concerning Taxes or Returns, changed an annual accounting period, adopted or changed any accounting method, filed any amended Return, settled any Tax claim or filed any amended Return, settled any Tax claim or assessment or surrendered any right to claim a refund of Taxes or obtained or entered into any Tax ruling, agreement, contract, understanding, arrangement or plan.



   5.12 Books and Records.



      (a) The books of account and other financial records of the Trust are true, complete and correct in all material respects, have been maintained in accordance with good business practices, and are accurately reflected in all material respects in the financial statements included in the Trust SEC Reports.



      (b) Records of the Trust have been, or will be prior to the Closing, made available to Lexington, and such records contain in all material respects accurate minutes of all meetings and accurately reflect in all material respects all other action of the shareholders and trustees and any committees of the Board of Trustees of the Trust.



   5.13 Properties. All of the real estate owned by the Trust (the "Trust Properties") is set forth in Schedule 5.13. The Trust has made available to Lexington for inspection title insurance policies obtained by the Trust in connection with the acquisition of the Properties (the "Title Policies") and surveys ("Surveys") relating to the Trust Properties. The Trust has no knowledge of any encumbrance to title to any Trust Property or any survey matter affecting any Trust Property other than (i) matters listed in the title reports obtained by the Trust and delivered to Lexington with respect to such Trust Property (the "Title Reports"), (ii) matters shown on the Survey with respect to such Trust Property, (iii) customary ordinances and regulations, including zoning ordinances and building codes, affecting building use or occupancy, none of which are, to the knowledge of the Trust, violated by the present use of the related Trust Property, (iv) matters listed in Schedule B of the Title Policies, and (v) matters disclosed in Schedule 5.13. Schedule 5.13 sets forth all of the Title Policies of the Trust relating to the Trust Properties and such policies are, at the date hereof, in full force and effect and no claims have been made against any such policies. To the knowledge of the Trust, except as set forth in
Schedule 5.13, the Trust has obtained all certificates, permits and licenses from any governmental authority having jurisdiction over any of the Trust Properties which are not the responsibility of tenants and no tenant, to the knowledge of the Trust, has failed to obtain any such certificate, permit or license. All agreements, easements and other rights which are necessary to permit the lawful use and operation of all driveways, roads and other means of egress and ingress to and from any of the Trust Properties, have been obtained and are in full force and effect and the Trust has not received notice with respect to the termination or breach of any such easements, agreements or other rights. Each Trust Property is in full compliance with all governmental permits, licenses and certificates except where the failure to be in compliance would not be reasonably likely to have a Trust Material Adverse Effect. Except as set forth in Schedule 5.13, no notice of any violation of any federal, state or municipal law, ordinance, order, regulation or requirements affecting any portion of any of the Trust Properties has been issued by any governmental authority which has not been remedied or cured. There are no material structural defects relating to any of the Trust Properties, except as set forth in the reports referred to in Schedule 5.13. The building systems of each Trust Property are in working order in all material respects, except as set forth in the reports referred to Schedule 5.13. Except as set forth in Schedule 5.13, there is no physical damage to any Trust Property in excess of $25,000 for which there is no insurance in effect covering the full cost of the restoration. Except as set forth in Schedule 5.13, there is no current renovation or restoration or tenant improvements ongoing to any Trust Property or any portion thereof, nor is there any renovation, restoration, or tenant improvement which the Trust has committed to undertake, the cost of which exceeds, or would be likely to exceed, $25,000 individually. Except as disclosed in Schedule 5.13, the use and occupancy of each Trust Property complies in all material respects with all applicable codes and zoning laws and regulations and there is no pending or, to the knowledge of the Trust, any threatened proceeding or action that will in any manner affect the size of, use of, improvements on, construction on, or access to any of the Trust Properties. The Trust has not received any notice to the effect that (A) any betterment assessments have been levied against, or any condemnation or rezoning proceedings are pending or threatened with respect to any of the Trust Properties, or (B) any zoning, building or similar law, code, ordinance, order or regulation is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the Trust Properties or by the continued maintenance, operation or use of the parking areas except as set forth in
Schedule 5.1(c). Except as disclosed on Schedule 5.13, there are no contingent liabilities or amounts owed by the Trust to third parties (excluding any obligations with respect to mortgage loans encumbering the Properties) with respect to any Property including, without limitation, those for leasing commissions, asset management fees or brokerage fees.



   5.14 Environmental Matters. Except as set forth in Schedule 5.14 and any environmental assessment or report listed therein: (i) to the knowledge of the Trust, no Hazardous Substances or Hazardous Wastes have been or are being released into the environment, discharged into the environment or disposed of from, at, or under the Trust Properties; (ii) to the knowledge of the Trust, no Hazardous Substances or Hazardous Wastes have been or are being generated or treated at the Trust Properties or discharged from the Trust Properties, except in compliance with applicable Laws (defined below); (iii) to the knowledge of the Trust, no Hazardous Wastes have been or are being stored for more than 90 days or handled at or on the Trust Properties, except in compliance with applicable laws; (iv) none of the Trust Properties are listed on, and the Trust has not received written or oral notice that any of the Trust Properties are being considered for inclusion on, the National Priorities List ("NPL"), the Comprehensive Environmental Response, Compensation and Liability Information System ("CERCLIS"), or any State or local listing of sites which are known or suspected to be contaminated by Hazardous Substances or Hazardous Wastes; (v) to the knowledge of the Trust, there are no on-going, and there have been no, violations of any federal, state, or local law, statute, ordinance, rule or regulation ("Law") at any Trust Properties which could result in contamination of the land, surface water or groundwater from, at, on or under any such properties; and (vi) to the knowledge of the Trust, no federal, state or local governmental board, body, department or agency (collectively "Government Agency") is investigating any alleged or potential release, discharge, disposal or storage of Hazardous Substances or Hazardous Wastes at, on, under or from any Trust Properties.



   As used in this Agreement, the term "Hazardous Substance" shall mean any hazardous or toxic chemical, waste, byproduct, pollutant, contaminant, compound, product or substance, including without limitation asbestos, polychlorinated biphenyl, petroleum (including crude oil or any fraction thereof), radioactive substances and any material the manufacture, possession, presence, use, generation, storage, transportation, treatment, release, disposal, discharge, abatement, cleanup, removal, remediation or handling of which is prohibited, controlled or regulated by any Government Agency pursuant to any Law relating to protection of the environment or human health. The term "Hazardous Waste" shall have the meaning set forth in the Resource Conservation and Recovery Act, as amended, the regulations thereunder, and any similar or implementing State or local law, statute, ordinance, rule or regulation.



   The Trust has not received any notice from any Government Agency with respect to alleged or potential liability relating in any way to Hazardous Substances or Hazardous Wastes at, on, under or from any Trust Property.



   5.15 No Fees. The Trust has not entered into any contract, arrangement or understanding with any person or firm other than the Trust Advisor which may result in the obligation of such entity or

Lexington to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby. Amounts due to the Trust Advisor will be paid in full at Closing by the Trust and will not become the obligation of Lexington.



   5.16 Opinion of Financial Advisor. The Trust has received the opinion of McFarland Dewey & Co., to the effect that, as of the date hereof, the Stock Consideration and other consideration as described in Section 4.4 is fair to the holders of the Trust Shares from a financial point of view, and has delivered a true and correct copy of such opinion to Lexington, a copy of which may be included, and referred to, in the Form S-4.



   5.17 Contracts and Commitments. Schedule 5.17 sets forth (i) all notes, debentures, bonds and other evidence of indebtedness which are secured or collateralized by mortgages, deeds of trust or other security interests in the Trust Properties or personal property of the Trust and (ii) each Commitment entered into by the Trust which may result in total payments by or liability of the Trust in excess of $10,000 in any calendar year or $25,000 during the term of any such Commitment and which may not be terminated within 90 days by the Trust without payment of any penalty by the Trust. Copies of the foregoing are listed in Schedule 5.17 and the copies of such documents, which have previously been provided or made available to Lexington, are true and correct. Except as set forth in Schedule 5.17, the Trust has not received any notice of a default or breach under any of the documents described in the preceding sentence, and any such default has been described in all material respects on Schedule 5.17 and has been cured to the satisfaction of the other party to such document. The Trust is not in default respecting any payment obligations under any of the documents described in the first sentence of this Section beyond any applicable grace periods. Except as set forth on Schedule 5.17, the Merger will not require the payment of any fees or other amounts by the Trust or Lexington under any of the documents described in the first sentence of this Section and the Merger will not cause the acceleration of, or a default under any of, such documents. To the knowledge of the Trust, none of the other parties to any of the documents described in the first sentence of this Section is in default under, or in breach of, any of such documents and there has occurred no event, which the lapse of time or the giving of notice, would be reasonably likely to result in a default or breach thereof. There has been no payment default by any such other party to any of the documents described in the first sentence of this Section.



   5.18 Leases. Each of the leases described in Item 2 of the Trust's Form 10-K for the year ended December 31, 1996, is valid and subsisting, in full force and effect and binding upon the Trust and, to the knowledge of the Trust, the other parties thereto. Each lessee thereunder has paid in full all amounts due, and has satisfied in full all of its liabilities and obligations, under its respective lease and there has not occurred any default under any such lease, nor (to the knowledge of the Trust) does any condition exist that with notice or lapse of time or both would constitute a default thereunder. No lessee has paid rent under any of the leases more than one month in advance. All security deposits specified under any such leases are held by the Trust and shall be conveyed to Lexington upon consummation of the Merger. Except as disclosed in
Schedule 5.18, the Merger will not require the consent of any lessee, or require any payment or undertaking by the Trust or Lexington under any of such leases.



   5.19 Affiliated Transactions. Except as described in Schedule 5.19 or Item 13 of the Trust's Form 10-K for the year ended December 31, 1996, the Trust has not engaged in any transactions with any affiliate and is not indebted to any affiliate for any amounts. At Closing, the Advisory Services Agreement, and any other agreement then in effect with any affiliate, will be terminated and Lexington will not assume any responsibility for, or liability under, any such agreements.



   5.20 Employees. The Trust has no employees and there are not, and have not at any time been, any employment or similar agreements with any person to which the Trust is a party, except the Advisory Services Agreement. The Trust does not maintain or contribute to, and has never maintained or contributed to, and is not, and has not, been a party to, any employee benefit plans, programs, arrangements or practices, including any employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and all regulations thereunder.



   5.21 Definition of the Trust's Knowledge. As used in this Agreement, the phrase "to the knowledge of the Trust" or any similar phrase means the actual, not the constructive or imputed, knowledge of trustees of the Trust, including any information contained in any written notice and correspondence addressed to the Trust or any of its trustees.




                                        1



                   REPRESENTATIONS AND WARRANTIES OF LEXINGTON



   Lexington represents and warrants to the Trust as follows:



   6.1 Existence; Good Standing; Authority; Compliance With Law.



      (a) Lexington is a corporation duly formed, validly existing and in good standing under the laws of the State of Maryland. Lexington is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not have a material adverse effect on the business, results of operations or financial condition of Lexington and the Lexington Subsidiaries (as defined below) taken as a whole (a "Lexington Material Adverse Effect"). Lexington has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.



      (b) Schedule 6.1(b) lists each subsidiary required to be listed by Lexington in Exhibit 21 to the Lexington SEC Reports (the "Lexington Subsidiaries"). Each of the Lexington Subsidiaries set forth on Schedule 6.1(b) is a corporation, partnership or trust, as the case may be, duly formed, validly existing and in good standing under the laws of its jurisdiction of organization, has the organizational power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not have a Lexington Material Adverse Effect.



      (c) To the knowledge of Lexington, neither Lexington nor any Lexington Subsidiary is in violation of any law, ordinance, governmental rule or regulation to which Lexington or any Lexington Subsidiary or any of their respective properties or assets is subject.



      (d) Copies of the Articles of Incorporation or other charter documents (and all amendments thereto) of Lexington are listed in Schedule 6.1(d), and the copies of such documents, which have previously been delivered or made available to the Trust or its counsel, are true and correct copies.



   6.2 Authorization, Validity and Effect of Agreements. Lexington has the requisite corporate power and authority to enter into the transactions contemplated hereby and to execute and deliver this Agreement. The Board of Directors of Lexington has, by resolutions adopted by unanimous vote, approved this Agreement, the Merger and the other transactions contemplated by this Agreement. The execution by Lexington of this Agreement, and the consummation by Lexington of the transactions contemplated by this Agreement have been duly authorized by all requisite corporate action on the part of Lexington. This Agreement constitutes the valid and legally binding obligations of Lexington, enforceable against Lexington in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.



   6.3 Capitalization. The authorized capital stock of Lexington consists of:
(i) 40,000,000 shares of Lexington Common Stock; (ii) 10,000,000 shares of preferred stock, par value $.0001 per share (the "Preferred Stock"); and (iii) 40,000,000 shares of excess stock, par value $.0001 per share (the "Excess Stock"). As of the date hereof, (i) 9,454,037, 1,325,000 and 0 shares of the Lexington Common Stock, the Preferred Stock and the Excess Stock, respectively, were validly issued and outstanding, fully paid and nonassessable; and (ii) 10,545,963, 0, and 0 shares of the Lexington Common Stock, the Preferred Stock and the Excess Stock, respectively, were reserved for issuance as set forth on
Schedule 6.3 hereto. Except as set forth in the preceding sentence of this
Section 6.3, or as set forth on Schedule 6.3 hereto or contemplated by this Agreement, as of the date hereof there are no other shares of capital stock of Lexington outstanding and no other outstanding options, warrants, convertible or exchangeable securities, subscriptions, rights (including preemptive rights), stock appreciation rights, calls or commitments of any character whatsoever to which Lexington is a party or may be bound requiring the issuance or sale of shares of any capital stock of Lexington, and there are no contracts or other agreements by which Lexington is or may become bound to issue additional shares of its capital stock or any options, warrants, convertible or exchangeable securities, subscriptions, rights (including preemptive rights), stock appreciation rights, calls or commitments of any character whatsoever relating to such shares.



   6.4 Registration Statement and Proxy Information. None of the information supplied or to be supplied by Lexington for inclusion in the Form S-4 (as defined in Section 7.7), including any supplements or amendments thereto, will, at the time it is mailed to the shareholders of the Trust, at the time of the meeting of the Trust's shareholders or at the time that the Form S-4 is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they wee made, not misleading. Notwithstanding the foregoing, Lexington makes no representation or warranty with respect to any information supplied or to be supplied by the Trust which is contained in the Form S-4.



   6.5 Other Interest. Since December 31, 1996, Lexington has not acquired any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business trust or other entity which is, or will be, required to be reported by Lexington in a report to the SEC and which has not been so reported.



   6.6 No Violation. Except as set forth in Schedule 6.6, neither the execution and delivery by Lexington of this Agreement nor the consummation by Lexington of the transactions contemplated by this Agreement in accordance with its terms will: (i) conflict with or result in a breach of any provisions of the Articles of Incorporation, Charter and other organizational documents, partnership agreements or joint venture agreements of Lexington or any Lexington Subsidiary;
(ii) result in a breach or violation of, a default under, or the triggering of any payment or other material obligations pursuant to, or accelerate vesting under, any of Lexington's stock option plans, or any grant or award under any of the foregoing; (iii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties of Lexington or any of the Lexington Subsidiaries under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which Lexington or any of the Lexington Subsidiaries is a party, or by which Lexington or any of the Lexington Subsidiaries or any of their properties is bound or affected except for any of the foregoing matters which, individually or in the aggregate, would not have a Lexington Material Adverse Effect; or (iv) other than the Regulatory Rulings, require any consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority except where the failure to obtain any such consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority would not have a Lexington Material Adverse Effect.



   6.7 SEC Documents. Lexington has filed all required forms, reports and documents with the SEC since December 31, 1994 (collectively, the "Lexington SEC Reports") all of which were prepared in accordance with the applicable requirements of the Securities Laws. The Lexington SEC Reports were filed with the SEC in a timely manner and constitute all forms, reports and documents required to be filed by Lexington since December 31, 1994 under the Securities Laws. As of their respective dates, the Lexington SEC Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Laws and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets of Lexington included in or incorporated by reference into the Lexington SEC Reports (including the related notes and schedules) fairly presents the consolidated financial position of Lexington and the Lexington Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of Lexington included in or incorporated by reference into the Lexington SEC Reports (including any related notes and schedules) fairly presents the results of operations, retained for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein and except, in the case of the unaudited statements, as permitted by Form 10-Q pursuant to Section 13 or 15(d) of the Exchange Act.



   6.8 Litigation. Except as set forth in Schedule 6.8 or in the Lexington SEC Reports, there are (i) no continuing orders, injunctions or decrees of any court, arbitrator or governmental authority to which Lexington or any Lexington Subsidiary is a party or by which any of its properties or assets are bound, or, to the knowledge of Lexington, to which any person who is now, or has been at any time prior to the date hereof, a director, officer, employee or agent of Lexington or any Lexington Subsidiary acting in such capacity is a party, and
(ii) no actions, suits or proceedings pending against Lexington or any Lexington Subsidiary or, to the knowledge of Lexington, threatened against Lexington or any Lexington Subsidiary or against any person who is now, or has been at any time prior to the date hereof, a director, officer, employee or agent of Lexington or any Lexington Subsidiary acting in such capacity, at law or in equity, or before or by any federal or state commission, board, bureau, agency or instrumentality, that in the case of clause (i) or (ii) are reasonably likely, individually or in the aggregate, to have a Lexington Material Adverse Effect. There are no written, nor to Lexington's knowledge threatened, claims made against Lexington or any Lexington Subsidiary by any existing or former joint venture partner or other partner of Lexington or any Lexington Subsidiary that are reasonably likely, individually or in the aggregate, to have a Lexington Material Adverse Effect.



   6.9 Absence of Certain Changes. Except as disclosed in the Lexington SEC Reports filed with the SEC prior to the date hereof, since December 31, 1996, Lexington and the Lexington Subsidiaries have conducted their business only in the ordinary course of such business and there has not been (i) any Lexington Material Adverse Effect; (ii) as of the date hereof, any declaration, setting aside or payment of any dividend or other distribution with respect to the Lexington Common Stock, except for dividends declared in the ordinary course of business; or (iii) any material change in Lexington's accounting principles, practices or methods.



   6.10 Taxes. Except as set forth in Schedule 6.10:



      (a) Lexington and each of the Lexington Subsidiaries has timely and fully paid or caused to be paid, or has adequately accrued or reserved for, all Taxes required to be paid, accrued or reserved by it through the date hereof;



      (b) Lexington and each of the Lexington Subsidiaries has timely filed, in accordance with all applicable laws, all federal, state, local and foreign tax returns, reports, declaration estimates, information returns and statements regarding Taxes (collectively "Returns") required to be filed in respect of Lexington through the date hereof, and all such Returns completely and accurately set forth the facts regarding the income, properties, operations and status of any entity required to be shown thereon and the amount of any Taxes relating to the applicable period;



      (c) Lexington and each Lexington Subsidiary has timely and fully withheld and paid to the appropriate governmental authority all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other party;



      (d) Neither the IRS nor any other governmental authority has now asserted by written notice to Lexington or any Lexington Subsidiary or, to the knowledge of Lexington, threatened to assert against Lexington or any Lexington Subsidiary any deficiency or claim for additional Taxes. There is no dispute or claim concerning any Tax liability of Lexington or any Lexington Subsidiary either claimed or raised in writing by the IRS or any other governmental authority, or, to the knowledge of Lexington, which may be claimed or raised by the IRS or any other governmental authority. No written claim has ever been made by a taxing authority in a jurisdiction where Lexington does not file Returns that Lexington is or may be subject to taxation by that jurisdiction. There are no security interests, liens or other encumbrances of any nature on any of the assets of Lexington or any Lexington Subsidiary that arose in connection with any failure (or alleged failure) to pay any Taxes when due. Lexington has never been a party to any Tax sharing or similar agreement or entered into a closing agreement pursuant to Section 7121 of the Code (or any comparable provision of state, local or foreign law); and



      (e) Lexington has not received notice of any audit of any Tax Return filed by Lexington, and Lexington has not been notified by any Tax authority that any such audit is contemplated or pending.

   Neither Lexington nor any of the Lexington Subsidiaries has executed or filed with the IRS or any other taxing authority, and no person has been requested to so execute or file any agreement extending the period for assessment or collection of any income or other Taxes, or the time to file any Return. True, correct and complete copies of all federal, state and local income or franchise tax returns required to be filed by Lexington and each of the Lexington Subsidiaries and all written communications relating thereto (including, without limitation, in respect of any audits and examinations) have been delivered to the Trust or made available to representatives of the Trust. Lexington has not agreed, and is not required, to make any adjustment under Section 481(a) of the Code (or any comparable provision of state, local or foreign law) by reason of a change in accounting method or otherwise. Since the most recent Tax period for which Lexington has provided the Trust with a copy of each of its federal, state and local income and franchise tax returns, neither Lexington nor any person or entity on its behalf has made or changed any election concerning Taxes or Returns, changed an annual accounting period, adopted or changed any accounting method, filed any amended Return, settled any Tax claim or assessment or surrendered any right to claim a refund of Taxes or obtained or entered into any Tax ruling, agreement, contract, understanding, arrangement or plan.



   6.11 Environmental Matters. Except as set forth in the Lexington SEC Reports or in Schedule 6.11 and any environmental assessment or report listed therein:
(i) to the knowledge of Lexington, no Hazardous Substances or Hazardous Wastes have been or are being released into the environment, discharged into the environment or disposed of from, at, on or under the Lexington Properties; (ii) to the knowledge of Lexington, no Hazardous Substances or Hazardous Wastes have been or are being generated or treated at the Lexington Properties or discharged from the Lexington Properties, except in compliance with applicable Laws; (iii) to the knowledge of Lexington, no Hazardous Wastes have been or are being stored for more than 90 days or handled at or on the Lexington Properties, except in compliance with applicable Laws; (iv) none of the Lexington Properties are listed on, and Lexington has not received written or oral notice that any of the Lexington Properties are being considered for inclusion on, NPL, CERCLIS, or any State or local listing of sites which are known or suspected to be contaminated by Hazardous Substances or Hazardous Wastes; (v) to the knowledge of Lexington, there are no on-going, and there have been no violations of any Law at any Lexington Properties which could result in contamination of the land, surface water or groundwater from, at, on or under any such properties; and (vi) no Governmental Agency is investigating or has provided written notice that it is considering investigating any alleged or potential release, discharge, disposal or storage of Hazardous Substances or Hazardous Wastes at, on, under or from any Lexington Properties.



   With respect to properties previously owned, leased or in the possession of Lexington or Lexington Subsidiaries ("Lexington Previous Properties"), Lexington has no actual knowledge that any of the activities or conditions described in clauses (i), (ii) or (iii) as not having taken place or existed at the Lexington Properties took place or existed at the Lexington Previous Properties during the period when Lexington or the Lexington Subsidiaries owned, leased or possessed the properties. In addition, Lexington has no actual knowledge that any of the Lexington Previous Properties are listed or are being considered for listing on any of the lists described in clause (iv) or are being investigated or considered for investigation as described in clause (vi).



   Except as disclosed in Schedule 6.11, neither Lexington nor any Lexington Subsidiary has received any notice from any Government Agency with respect to alleged or potential liability relating in any way to Hazardous Substances or Hazardous Wastes at, on, under or from any Lexington Property or Lexington Previous Properties.



   6.12 No Fees. Except for an arrangement with Antony E. Monk, whose fees pursuant to such arrangement shall be the responsibility of Lexington, neither Lexington nor any of the Lexington Subsidiaries has entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of such entity or the Trust to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby. Other than the Trust's arrangements set forth in Section 5.15, and as set forth in the preceding sentence, to the knowledge of Lexington, there is not any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

   6.13 Beneficial Share Ownership. Neither Lexington nor any of the Lexington Subsidiaries owns any shares of beneficial interest of the Trust or other securities convertible into shares of beneficial interest of the Trust.



   6.14 Contracts and Commitments. None of Lexington or any of the Lexington Subsidiaries has received any written notice of a default that has not been cured under any of the documents filed by Lexington as an exhibit to the Lexington SEC Reports or is in default respecting any payment obligations thereunder beyond any applicable grace periods, except where such default would not have a Lexington Material Adverse Effect. To the knowledge of Lexington, neither Lexington nor any of the Lexington Subsidiaries is in default with respect to any obligations, which individually or in the aggregate are material, under any joint venture agreements to which Lexington or any of the Lexington Subsidiaries is a party.



   6.15 Lexington Common Stock. The issuance and delivery by Lexington of shares of Lexington Common Stock in connection with the Merger and this Agreement have been duly and validly authorized by all necessary corporate action on the part of Lexington. The shares of Lexington Common Stock to be issued in connection with the Merger and this Agreement, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, nonassessable, free of preemptive rights and, assuming the effectiveness of the Form S-4, registered under the Securities Act, subject to no restrictions on transfer under applicable laws or imposed by Lexington, except as contemplated by Section 7.10.



   6.16 Convertible Securities. Except as described in the Lexington SEC Reports, Lexington has no outstanding options, warrants or other securities exercisable for, or convertible into, shares of Lexington Common Stock, the terms of which would require any anti-dilution adjustments by reason of the consummation of the transactions contemplated hereby.



   6.17 Definition of Lexington's Knowledge. As used in this Agreement, the phrase "to the knowledge of Lexington" or any similar phrase shall mean the actual, not constructive or imputed, knowledge of officers of Lexington, including any information contained in any written notice or correspondence addressed to Lexington or any of its directors or officers.



                                        1


                                    COVENANTS



   7.1 Acquisition Proposals.



      (a) Unless and until this Agreement shall have been terminated in accordance with its terms, the Trust shall not, directly or indirectly, through any officer, trustee, employee, representative or agent of the Trust,
   (i) solicit or initiate any inquiries or proposals regarding any merger, sale of substantial assets, sale of shares of beneficial interest (including without limitation by way of a tender offer for 15% or more of the outstanding Trust Shares) or similar transactions involving the Trust other than the Merger (any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal"), (ii) except as permitted under subsection (e) below or as otherwise required by the Trust's Declaration or applicable law, engage in negotiations concerning, or provide any nonpublic information to any person relating to, any Acquisition Proposal, or (iii) except as permitted under subsection (e) below , agree to, approve, or recommend any Acquisition Proposal.



      (b) The Trust shall immediately notify Lexington after receipt of any Acquisition Proposal, or any modification of or amendment to any Acquisition Proposal.



      (c) The Trust shall immediately cease and cause to be terminated any existing discussion or negotiations with any persons (other than Lexington) conducted heretofore with respect to any of the foregoing.



      (d) The Trust shall ensure that the officers, trustees and employees of the Trust and any investment banker or other advisor or representative retained by the Trust are aware of the restrictions described in this Section 7.1.

      (e) Nothing contained in this Section 7.1 shall prevent the Board of Trustees of the Trust from considering, negotiating, discussing, approving and recommending to the shareholders of the Trust a bona fide Acquisition Proposal not solicited in violation of this Agreement, if, and only to the extent that, the Board of Trustees determines in good faith (upon advice of outside counsel) that it is required to do so in order to discharge properly its fiduciary duties. Nothing contained in this Section 7.1 shall prohibit the Board of Trustees from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any Acquisition Proposal.



   7.2 Conduct of Businesses.



      (a) Until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, except as specifically permitted by this Agreement, unless Lexington has consented in writing thereto, the Trust:



         (i) Shall use its reasonable best efforts to preserve intact its business organizations and goodwill;



         (ii) Shall confer on a regular basis with one or more representatives of Lexington to report operational matters of materiality (except for operational matters in the ordinary course of business) and, subject to
      Section 7.1, any proposals to engage in material transactions;



         (iii) Shall promptly notify Lexington of any material emergency or other material change in the condition (financial or otherwise), business, properties, assets, liabilities, prospects or the normal course of its businesses or in the operation of its properties, any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the breach in any material respect of any representation, warranty or covenant contained on its part herein; and



         (iv) Shall promptly deliver to Lexington true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement.



      (b) Until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, Lexington:



         (i) Shall use its reasonable best efforts to preserve intact its business organizations and goodwill;



         (ii) Shall promptly notify the Trust in the event (x) any of E. Robert Roskind, Richard R. Rouse, T. Wilson Eglin or Antonia G. Trigiani (collectively, "Senior Management") determines to resign, is terminated or for any other reason is no longer employed by Lexington, (y) Lexington's ratio of debt to total market capitalization is reasonably likely to exceed 60% and (z) subject to applicable laws, of (1) any material and adverse change in its business, operations or financial condition, or any fundamental change in the nature or operation of its business, (2) the breach, in any material respect, of any representation, warranty or covenant on its part contained herein or (3) any Material Structural Change (as hereinafter defined); and



         (iii) Shall promptly deliver to the Trust true and correct copies of any report, statement or schedule filed with the SEC, or any press release issued by Lexington, subsequent to the date of this Agreement.



      (c) Until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, unless Lexington has consented thereto (and Lexington hereby agrees to give good faith consideration to any such request for consent by the Trust and to respond to any such request within five (5) business days and in the event no response is received by the Trust by the expiration of such five business day period, such consent shall be deemed given) the Trust:



         (i) Shall conduct its operations in the ordinary course in substantially the same manner as heretofore conducted, subject to clauses
      (ii)-(ix) below;



         (ii) Shall not acquire, enter into an option to acquire or exercise an option or contract to acquire additional real property, incur additional indebtedness, encumber assets or commence construction of, or enter into any agreement or commitment to develop or construct, any other type of real estate projects;



         (iii) Shall not amend the Trust's Declaration or its other organizational documents except as contemplated by this Agreement;



         (iv) Shall not (A) issue any shares of its capital stock, effect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction; (B) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock, (C) increase any compensation or enter into or amend any employment agreement with any of its present or future officers or trustees or retain any person as an employee, or (D) adopt any employee benefit plan (including any stock option, stock benefit or stock purchase plan);



         (v) Shall not, except in accordance with and as permitted under Section 7.2(d), sell, lease or otherwise dispose of or enter into an option or other commitment to dispose of (A) any the Trust Properties or (B) except in the ordinary course of business, any of its other assets;



         (vi) Shall not make any loans, advances or capital contributions to, or investments in, any other person or make or declare any dividend or distribution except as permitted by Section 7.2(e);



         (vii) Shall not pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent financial statements (or the notes thereto) of the Trust included in the Trust SEC Reports or incurred in the ordinary course of business consistent with past practice;



         (viii) Shall not enter into any Commitment which may result in total payments or liability by or to it in excess of $25,000 other than Commitments for expenses of attorneys, accountants and investment bankers incurred in connection with the Merger, but subject to Section 7.11; and



         (ix) Shall not enter into any Commitment with any officer, trustee, consultant or affiliate of the Trust.



      (d) The Trust shall not, without the written consent of Lexington, which consent may not be unreasonably withheld, (i) effect any material change in any lease or occupancy agreement currently in effect (together with such additional leases approved or permitted pursuant to this Agreement, the "Leases"), (ii) renew or extend the term of any Lease, unless the same is an extension or expansion permitted pursuant to the express terms of an existing Lease, or (iii) enter into any new Lease or cancel or terminate any Lease. When seeking consent to a new or modified Lease, the Trust shall provide notice of the identity of the Tenant, a term sheet, letter of intent or proposed lease containing material business terms (including, without limitation, rent, expense base, concessions, tenant improvement allowances, brokerage commissions, and expansion and extension options) and whatever credit and background information, if any, the Trust then possesses with respect to such tenant. Lexington shall be deemed to have consented to any proposed Lease or Lease modification if it has not responded to the Trust within five (5) business days after receipt of such information. Upon Lexington's approval or deemed approval, the Trust shall be entitled to enter into a Lease.



      (e) The Trust may declare regular quarterly dividends (provided that any such dividends do not exceed, on a per share basis, the per share dividend for the Trust's most recent fiscal quarter ended prior to the date of this Agreement) and any dividends as contemplated under Section 7.15. In addition, the Trust may declare and pay a special dividend within 30 days prior to the Effective Time in an aggregate amount up to the amount of cash on hand at the time of such declaration; provided, however, that the Trust may only make such payment after reserving a sufficient amount of cash necessary to pay those expenses for which it is responsible under this Agreement.



   7.3 Meeting of Stockholders. The Trust will take all action necessary in accordance with applicable law and its Declaration of Trust and other organizational documents to convene a meeting of its shareholders as promptly as practicable to consider and vote upon the approval of this Agreement and the transactions contemplated hereby. The Board of Trustees of the Trust, subject to Section 7.1, shall unanimously recommend that its shareholders approve this Agreement and the transactions contemplated hereby and the adoption of an amendment to its Declaration of Trust authorizing merger, and the Trust shall use its reasonable best efforts to obtain such approval, including, without limitation, by timely mailing the proxy statement/prospectus contained in the Form S-4 (as defined in Section 7.7 hereof) to its shareholders and including such recommendation within such Form S-4; provided, however, that nothing contained in this Section 7.3 shall prohibit the Board of Trustees of the Trust from failing to make or withdrawing such recommendation or using their reasonable best efforts to obtain such approval if the Board of Trustees of the Trust has determined in good faith, after consultation with and based upon the advice of counsel, that such action is necessary for such Board of Trustees to comply with its fiduciary duties to its stockholders under applicable law. It shall be a condition to the mailing of the Form S-4 that (i) Lexington shall have received a "comfort" letter from Ernst & Young, independent public accountants for the Trust, dated as of a date within two business days before the date on which the Form S-4 shall become effective, with respect to the financial statements of the Trust included or incorporated in the Form S-4, in form and substance reasonably satisfactory to Lexington, and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Form S-4, and (ii) the Trust shall have received a "comfort" letter from KPMG Peat Marwick, independent public accountants for Lexington, dated as of a date within two business days before the date on which the Form S-4 shall become effective, with respect to the financial statements of Lexington included or incorporated in the Form S-4, in form and substance reasonably satisfactory to the Trust, and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Form S-4.



   7.4 Filings; Other Action. Subject to the terms and conditions herein provided, the Trust and Lexington shall: (a) to the extent required, promptly make their respective filings with respect to the Merger; (b) use all reasonable best efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states and foreign jurisdictions and any third parties in connection with the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorization; (c) use all reasonably best efforts to obtain in writing any consents required from third parties to effectuate the Merger, such consents to be in reasonably satisfactory form to the Trust and Lexington; and (d) use all reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and trustees or directors of Lexington and the Trust shall take all such necessary action.



   7.5 Inspection of Records. From the date hereof to the Effective Time, each of the Trust and Lexington shall allow all designated officers, attorneys, accountants and other representatives of the other access, at all reasonable times, to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, title and financial position, or otherwise pertaining to the business and affairs, of the Trust and Lexington and its subsidiaries for purposes related to an evaluation of the transactions contemplated hereby.



   7.6 Publicity. Lexington and the Trust shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any transaction contemplated herein and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by law or the rules of the applicable stock exchange if it has used its reasonable best efforts to consult with the other party and to obtain such party's consent but has been unable to do so in a timely manner.



   7.7 Registration Statement. Lexington and the Trust shall cooperate and promptly prepare, and Lexington shall file with the SEC on or before June 20, 1997, a Registration Statement on Form S-4 under the Securities Act, with respect to the shares of Lexington Common Stock issuable in the Merger, a portion of which Form S-4 shall also serve as the proxy statement with respect to the meetings of the stockholders of the Trust in connection with Merger (in its entirety, the "Form S-4"). The parties will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of Lexington and the Trust shall furnish all information about itself and its business and operation and all necessary financial information to the other as the other may reasonably request in connection with the preparation of the Form S-4. Lexington shall use its best efforts, and the Trust will cooperate with Lexington, to have the Form S-4 declared effective by the SEC as promptly as practicable. Lexington shall use its best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or "blue sky" permits or approvals required to carry out the transactions contemplated by this Agreement and will pay all expenses incident thereto. Lexington agrees that the Form S-4 and each amendment or supplement thereto at the time of mailing thereof and at the time of the meeting of stockholders of the Trust, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by Lexington in reliance upon and in conformity with information concerning the Trust furnished to Lexington by the Trust for use in the Form S-4. The Trust agrees that the information provided by it for inclusion in the Form S-4 and each amendment or supplement thereto, at the time of mailing thereof and at the time of the meeting of shareholders of the Trust, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Lexington will advise and deliver copies to the Trust, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Lexington Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Form S-4 or comments thereon (which Lexington agrees to promptly respond to) and responses thereto or requests by the SEC for additional information (which Lexington agrees to promptly provide).



   7.8 Listing Application. Prior to the Effective Time, Lexington shall prepare and submit to the New York Stock Exchange a listing application covering the shares of Lexington Common Stock issuable in the Merger, and shall obtain prior to the Effective Time approval for the listing of such Lexington Common Stock, subject to official notice of issuance.



   7.9 Further action. Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may reasonably be required to effect the Merger. In connection with the Closing, the Trust shall use its best efforts to deliver to Lexington such deeds, bills of sale, assignments, certificates, affidavits and indemnities as are required to effectuate the consummation of the transactions described herein.



   7.10 Affiliates of the Trust.



      (a) At least 30 days prior to the effective date of the Form S-4, the Trust shall deliver to Lexington a list of names and addresses of those persons who were, in the Trust's reasonable judgment, at the record date for its stockholders' meeting to approve the Merger, "affiliates" (each such person, an "Affiliate") of the Trust within the meaning of Rule 145. The Trust shall provide Lexington such information and documents as Lexington shall reasonably request for purposes of reviewing such list. The Trust shall use its reasonable best efforts to deliver or cause to be delivered to Lexington, at least 30 days prior to the Closing Date, from each of the Affiliates of the Trust identified in the foregoing list, an Affiliate Letter in a form satisfactory to the Trust and Lexington. Lexington shall be entitled to place legends as specified in such Affiliate Letters on the certificates evidencing any shares of Lexington Common Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the shares of Lexington Common Stock, consistent with the terms of such Affiliate Letters.



      (b) Lexington shall file the reports required to be filed by it under the Exchange Act and the rules and regulations adopted by the SEC thereunder, to the extent required from time to time to enable such Affiliate to sell shares of Lexington Common Stock received by such Affiliate in the Merger with registration under the Securities act pursuant to (i) Rule 145(d)(1) or (ii) any successor rule or regulation hereafter adopted by the SEC.

   7.11 Expenses. Subject to the provisions of Article 9, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that, in addition to its own costs and expenses, the Trust will be responsible for and shall discharge prior to the Closing or from the proceeds of the Cash Payment all costs associated with environmental audits of the Trust Properties, which audits have been received and approved by Lexington, and all other closing costs including, but not limited to, survey charges, third party and governmental fees (except fees payable to the SEC and state "blue sky" fees, which shall be paid by Lexington), charges and taxes, and the expenses of the Trust's attorneys, accountants and investment bankers, except as provided below; and, in addition to its own costs and expenses, Lexington shall be responsible for the fees and expenses of its legal counsel, and engineering studies of the Trust Properties with respect to the structural soundness of the Trust Properties. The Trust and Lexington shall share equally (i) the printing costs associated with the Form S-4, provided that the Trust's portion of such costs shall not exceed $15,000; and (ii) restructuring or assumption or amendment fees payable to the Trust's lenders, provided that Lexington's portion of such fees shall not exceed $30,000.



   7.12 Indemnification and Insurance.
      (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a trustee, officer, employee, fiduciary or agent of the Trust (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he, she or it is or was a trustee, officer, employee or agent of the Trust, or is or was serving at the request of the Trust as a trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. It is understood and agreed that the Trust shall indemnify and hold harmless, and after the Effective Time Lexington shall indemnify and hold harmless, as and to the full extent permitted by applicable law or the Declaration of Trust of the Trust, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including attorneys' fees and expenses, judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective
   Time); (i) the Trust, and the Lexington after the Effective Time, shall promptly pay expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the full extent permitted by law, (ii) the Indemnified Parties may retain counsel satisfactory to them, provided such counsel is reasonably satisfactory to Lexington, and the Trust, and Lexington after the Effective Time, shall promptly pay all fees and expenses of such counsel for the Indemnified Parties after reasonably detailed statements therefor are received, and (iii) the Trust and Lexington will use their respective reasonable best efforts to assist in the vigorous defense of any such matter; provided, that neither the Trust nor Lexington shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided further that the Lexington shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. The Indemnified Parties as a group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. Any Indemnified Party wishing to claim indemnification under this Section 7.12, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Trust and, after the Effective Time, Lexington, thereof, provided that the failure to so notify shall not affect the obligations of the Trust or Lexington except to the extent such failure to notify materially prejudices such party.



      (b) Lexington agrees that all rights to indemnification existing in favor, and all limitations on the personal liability, of the Indemnified Parties provided for in the Trust's Declaration or similar organizational documents as in effect as of the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the disposition of such Claim.



      (c) This Section 7.12 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Lexington and the Trust. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 7.12 and Lexington acknowledges and agrees that each Indemnified Party would suffer irreparable harm and that no adequate remedy at law exists for a breach of such covenants.



      (d) In the event Lexington or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of Lexington assume the obligations set forth in this Section 7.12.



   7.13 Reorganization. From and after the date hereof and until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, none of Lexington, the Trust or its affiliates shall
(i) knowingly take any action, or knowingly fail to take any action, that would jeopardize qualification of the Merger as a reorganization within the meaning of
Section 368(a) of the Code or (ii) enter into any contract, agreement, commitment or arrangement with respect to the foregoing. Following the Effective Time, Lexington shall use its reasonable best efforts to conduct its business in a manner that would not jeopardize the characterization of the Merger as a reorganization within the meaning of Section 368(a) of the Code.



   7.14 Payment of Advisory Fees and Transaction Expenses. Notwithstanding anything to the contrary set forth in this Agreement, Lexington and the Trust hereby agree that, immediately prior to, or upon, the Effective Time, the Trust shall pay at Closing to the Trust Advisor the termination fee described in the Advisory Services Agreement dated September 22, 1989 between the Trust and the Advisor, to the extent not waived. The Trust will pay all its accrued and unpaid obligations and its costs relating to the Merger, so that Lexington will assume no liabilities of the Trust other than the mortgages and other obligations described on Schedule 4.4 and those expenses described in Section 7.11.



   7.15 REIT Status. Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Trust from taking, and the Trust hereby agrees to take, any action at any time or from time to time that in the reasonable judgment of the Trust is legally necessary for the Trust to maintain its qualification as a REIT within the meaning of Sections 856-860 of the Code for any period or portion thereof ending on or prior to the Merger including without limitations, making dividend or distribution payments to stockholders. To the extent that any dividends or distributions are paid to the Trust shareholders other than the payments permitted to be made pursuant to
Section 7.2, the Share Value shall be reduced by the per share amount of such dividend or distribution payments. Prior to the payment of any such dividend or distribution contemplated by the preceding sentence, the Trust shall provide written notice of its intention to make such dividend or distribution and the reasons therefor to Lexington. Following the Merger, Lexington shall use its best efforts to take any such actions as may be necessary to maintain the Trust's status as a REIT for any period or portion thereof ending on or prior to the Merger (including, without limitation, the mailing of stockholder demand letters as required by Treasury Regulations sec. 1.857-8).


                                        1



                              CONDITIONS PRECEDENT



   8.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger and the other transactions contemplated herein shall be subject to the fulfillment at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part by the parties hereto, to the extent permitted by applicable law:



      (a) This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of shareholders of the Trust, and the Trust's shareholders shall have approved an amendment to the Trust's Declaration of Trust authorizing the Merger.

      (b) Neither of the parties hereto shall be subject to any order, ruling or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement. In the event any such order, ruling or injunction shall have been issued, each party agrees to use its best efforts to have any such order, ruling or inunction lifted, stayed or reversed.



      (c) The Form S-4 shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the knowledge of Lexington or the Trust, threatened by the SEC.



      (d) Lexington shall have obtained the approval for the listing of the shares of Lexington Common Stock issuable in the Merger on the New York Stock Exchange, subject to official notice of issuance.



      (e) All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board, other regulatory body or third parties required to be made or obtained by Lexington, the Trust and any affiliated entities in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, including obtaining any consents or approvals which are required from any holders of mortgages affecting any Trust Properties (the "Lender Consents"); provided, however, approvals or consents are not required where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration, would not have a Trust Material Adverse Effect or a Lexington Material Adverse Effect, as the case may be.



   8.2 Conditions to Obligations of the Trust to Effect the Merger. The obligation of the Trust to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions, unless waived by the Trust:



      (a) Each of the representations and warranties of Lexington contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time and the Trust shall have received a certificate, dated the Closing Date, signed on behalf of Lexington by the Chairman, Vice Chairman or President of Lexington to the foregoing effect.



      (b) Lexington shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Trust shall have received a certificate, dated the Closing Date, signed on behalf of Lexington by the Chairman, Vice Chairman or President of Lexington to the foregoing effect.



      (c) The Trust shall have received the opinion of counsel, reasonably acceptable to the Trust, and subject to customary conditions and qualifications (including reliance, in part, on representations of Lexington and the Trust), to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization qualifying under the provisions of Sections 368(a) of the Code, which opinion shall not have been withdrawn or modified in any material respect.



   8.3 Conditions to Obligation of Lexington to Effect the Merger. The obligations of Lexington to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, unless waived by Lexington:



      (a) Each of the representations and warranties of the Trust contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time, and Lexington shall have received a certificate, dated the Closing Date, signed on behalf of the Trust by a trustee of the Trust to the foregoing effect.



      (b) The Trust shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Lexington shall have received a certificate, dated the Closing Date, signed on behalf of the Trust by the a trustee of the Trust to the foregoing effect.

      (c) Lexington shall have received the opinion of counsel, reasonably acceptable to Lexington, and subject to customary conditions and qualifications (including reliance, in part, on representations of Lexington and the Trust), to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization qualifying under the provisions of Sections 368(a) of the Code, which opinion shall not have been withdrawn or modified in any material respect.



      (d) Estoppel certificates in form reasonably acceptable to Lexington and otherwise indicating that all Leases are in full force and effect and there are no defaults thereunder shall have been obtained and delivered to Lexington.



      (e) Lexington shall have received the letters from Affiliates of the Trust referred to in Section 7.10, and such letters shall be in full force and effect.



      (f) None of the Properties shall have been encumbered by any lien, easement, covenant, restriction or other title matter not reflected on the Title Policies for the related property other than those title matters set forth on Title Reports delivered to Lexington. Lexington shall have received title reports (or, at its option, title insurance policies) updated through the Effective Time confirming the foregoing status of title to the Properties as of the Effective Time.



      (g) The Trust shall have paid any real estate transfer or similar taxes incurred in connection with the Merger which are payable in connection with filing a certificate of merger or quitclaim deed, but not otherwise.



      (h) Lexington shall have received evidence reasonably satisfactory to it that the Trust's mortgage lenders have approved the assumption by Lexington of the mortgages on each of the Trust's Properties.



      (i) Each guarantor of any lease relating to any of the Trust's properties shall have agreed to the continuing effectiveness of such guarantee upon confirmation of the Merger.



      (j) Lexington shall have received with respect to the Trust Property located in Virginia (A) a survey reasonably acceptable to Lexington and its counsel showing Parcels 1, 2, and 3 as described in the Ground Lease and Agreement dated as of February 28, 1990 between CRA Acquisition Corp. and Circuit City Stores, Inc., and (B) back-up documentation regarding the dedication for public use of such Parcels 2 and 3, as referenced in Lawyers Title Insurance Corporation title commitment dated October 8, 1996, case number 1960836.



                                        1


                                   TERMINATION



   9.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval and adoption of this Agreement by the stockholders of the Trust:



      (a) by mutual written consent of Lexington and the Trust; or



      (b) by either Lexington or the Trust if any United States federal or state court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate shall have used its best efforts to appeal such order, decree, ruling or other action; or



      (c) by Lexington upon a material breach of any representation, warranty, covenant or agreement on the part of the Trust set forth in this Agreement, or if any representation or warranty of the Trust shall have become untrue, in either case such that the conditions set forth in Section 8.3(a) or
   Section 8.3(b), as the case may be, would be incapable of being satisfied by October 1, 1997; provided, however, that, in any case, a willful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this Section 9.1(c); or

      (d) by the Trust upon a material breach of any representation, warranty, covenant or agreement on the part of Lexington set forth in this Agreement, or if any representation or warranty of Lexington shall have become untrue, in either case such that the conditions set forth in Section 8.2(a) or
   Section 8.2(b), as the case may be, would be in capable of being satisfied by October 1, 1997; provided, however, that, in any case, a willful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this Section 9.1(d); or



      (e) by Lexington if (i) the Board of Trustees of the Trust shall have withdrawn, amended, modified or changed its approval or recommendation of this Agreement or any of the transactions contemplated hereby in a manner adverse to Lexington or shall have resolved to do so; (ii) the Trust shall have failed as soon as practicable to mail the Form S-4 to its stockholders after the Form S-4 has been declared effective by the SEC or to include the recommendation of its Board of Trustees of this Agreement as contemplated by this Agreement and the transactions contemplated hereby in the Form S-4, or the requisite vote of shareholders shall not have been obtained at a duly held meeting on or prior to October 1, 1997; or (iii) the Board of Trustees of the Trust shall have recommended that shareholders of the Trust accept or approve an Acquisition Proposal by a person other than Lexington (or the Trust or its Board of Trustees shall have resolved to do such) or a tender offer or exchange offer for 15% or more of the outstanding Trust Shares is commenced (other than by Lexington) and the Board of Trustees recommends that the shareholders of the Trust tender their shares in such tender or exchange offer; or



      (f) by the Trust, (i) if the Board of Trustees recommends to the Trust's shareholders approval or acceptance of an Acquisition Proposal by a person other than Lexington, but only in the event that the Board of Trustees of the Trust, after consultation with and based upon the advice of Day, Berry & Howard or another nationally-recognized law firm selected by the Board of Trustees of the Trust, has determined in good faith that such action is necessary for the Board of Trustees of the Trust to comply with its fiduciary duties to its shareholders under applicable law or (ii) if the average closing sales price of Lexington Common Stock on the New York Stock Exchange on twenty (20) trading days ending on the fifth business day immediately preceding (A) the date on which the Form S-4 is declared effective by the SEC, is equal to or less than $10.50 or (B) the date on which the meeting of the Trust shareholders is to be convened pursuant to Section 7.3 hereof, is equal to or less than $11.125, without any liability on the part of the Trust; or



      (g) by the Trust if (i) this Agreement and the transactions contemplated hereby shall have failed to receive the requisite vote for approval and adoption by the shareholders of the Trust upon the holding of a duly convened shareholder meeting or (ii) within ten days after receipt of notice from Lexington of any Material Structural Change; or



      (h) by Lexington if (i) any tenant of the Trust shall have filed a petition commencing a voluntary case concerning such tenant under any chapter of Title 11 of the United States Code entitled "Bankruptcy," or an involuntary case shall be commenced against such tenant under any such chapter and relief is ordered against such tenant or the petition is controverted but is not dismissed within sixty (60) days after the commencement of the case, or (ii) any of the Trust Properties shall have been substantially destroyed by fire or other casualty and the tenant under the affected Trust Property shall not be required to apply the casualty insurance proceeds to restore such Trust Property; or



      (i) by either Lexington or the Trust, if the Merger shall not have been consummated on or before October 1, 1997 (other than due to the failure of the party seeking to terminate this Agreement to perform its obligations under this Agreement required to be performed by it at or prior to the Effective Time).



   The right of any party hereto to terminate this Agreement pursuant to this
Section 9.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective employees, officers, trustees, directors, agents, representatives or advisors, whether prior to or after the execution of this Agreement.



   "Material Structural Change" shall mean (i) any event which will result in an increase in the number of issued and outstanding shares of capital stock of Lexington on a Fully Diluted Basis, in any single transaction, in excess of 50% of the number of issued and outstanding shares of capital stock of

Lexington on a Fully Diluted Basis immediately prior to the consummation of such event, (ii) the date on which any two of the four members of Senior Management are no longer serving as officers of Lexington, (iii) the date on which Lexington's ratio of debt to total market capitalization exceeds 60%, or (iv) the first public announcement of any transaction which will result in the acquisition of Lexington, by way of merger, consolidation, sale of substantially all of Lexington's assets or otherwise and in which Lexington will not be the surviving entity.



   "Fully Diluted Basis" shall mean the number of issued and outstanding shares of capital stock of Lexington assuming conversion of all operating partnership units and shares of convertible preferred stock, the exercise of all warrants and options and the conversion of all other securities convertible into, or exchangeable for, shares of Lexington capital stock.



   9.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 9.1 hereof, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, trustees, directors, officers or stockholders and all rights and obligations of any party hereto shall cease except for the agreements contained in Section 9.3 and Section 10.5; provided, however, that nothing contained in this Section 9.2 shall relieve any party from liability for any breach of this Agreement.



   9.3 Fees and Expenses.



      (a) Except as set forth in Section 7.11, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.



      (b) The Trust shall pay Lexington a fee of $700,000 (the "Fee") upon the termination of this Agreement by the Trust pursuant to Section 9.1(f)(i) or Lexington pursuant to Section 9.1(e)(iii).



      (c) The Trust shall pay Lexington the Fee if this Agreement is terminated by Lexington pursuant to Section 9.1(e)(i) or Section 9.1(e)(ii) (if, in the case of Section 9.1(e)(ii), the Trust shall have failed to mail the Form S-4 to its stockholders or shall have failed to include its recommendation of this Agreement in such Form S-4), and thereafter on or prior to the 60th day after the date of such termination the Trust enters into a definitive agreement relating to any merger, consolidation, share exchange, sale of a substantial portion of its assets, liquidation or other similar extraordinary corporate transaction.



      (d) The Fee payable pursuant to Section 9.3(b) shall be paid within five business days after the first to occur of any of the events described in
   Section 9.3(b). The Fee payable pursuant to Section 9.3(c) shall be paid within five business days following the consummation of any such alternative transaction. The payment of the Fee under this Section 9.3 shall constitute full satisfaction of any obligation of the Trust or right of Lexington under this Agreement or otherwise, and upon payment of the Fee, the Trust will have no further liability to Lexington whatsoever under this Agreement or otherwise under any other theory of recovery.



   9.4 Extension; Waiver. At any time prior to the Effective Time, any party hereby, by action taken by its Board of Trustees or Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.



                                        1


                               GENERAL PROVISIONS



   10.1 Nonsurvival of Representations, Warranties and Agreements. All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate as of the Effective Time and shall not survive the Merger, provided, however, that the agreements contained in Article 4, the last sentence of Section 7.4 and Sections 7.10, 7.12 and 7.13 and this Article 10 shall survive the Merger.



   10.2 Notices. Any notice required to be given hereunder shall be in writing and shall be sent by facsimile transmission (confirmed by any of the methods that follow), courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid) and addressed as follows:




   If to Lexington:     Lexington Corporate Properties, Inc.
                        355 Lexington Avenue
                        New York, New York 10017
                        Attention: T.W. Eglin, President



   With copies to:      Paul, Hastings, Janofsky & Walker LLP
                        399 Park Avenue, Thirty First Floor
                        New York, New York 10022
                        Attn: Barry A. Brooks and Scott M. Wornow



   If to the Trust:     Corporate Realty Advisors, Inc.
                        388 Greenwich Street, 33rd Floor
                        New York, NY 10013
                        Attn: James C. Cowles



   With copies to:      Day, Berry & Howard
                        260 Franklin Street
                        Boston, MA 02110
                        Attn: Lewis A. Burleigh, Esq.



or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so delivered.



   10.3 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that the Trust has received a copy of Lexington's proxy statement dated April 25, 1997 which sets forth a proposal to reorganize Lexington as a Maryland real estate investment trust pursuant to a merger of Lexington with and into a newly-formed Maryland real estate investment trust (the "MDREIT"), with such MDREIT to be the surviving entity. Notwithstanding anything to the contrary, the Trust consents to the reorganization described in such proxy and agrees that all rights and obligations of Lexington under this Agreement shall be assumed by, and inure to the benefit of, the MDREIT upon consummation of such reorganization to the same extent as if the MDREIT had been a signatory hereto and Lexington shall cause such MDREIT to assume all such rights and obligations as a condition to such reorganization. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, but subject to the first and second sentences of this Section, except for the provisions of Article 4 and Sections 7.10, 7.12 and 7.13, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.



   10.4 Entire Agreement. This Agreement, the Schedules and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto except that the Confidentiality Agreement (as hereinafter defined) shall remain in effect and shall be binding upon Lexington and the Trust in accordance with its terms.



   10.5 Confidentiality. Each of Lexington and the Trust understands and agrees that it is still bound by and subject to the terms of the Confidentiality Agreement dated as of September 16, 1996, by and between Lexington and the Trust (the "Confidentiality Agreement").

   10.6 Amendment. This Agreement may be amended by the parties hereto, by action taken by their respective Board of Trustees and Board of Directors, at any time before or after approval of matters presented in connection with the Merger by the shareholders of the Trust, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.



   10.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to its rules of conflict of laws. Each of the Trust and Lexington hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America located in the State of New York (the " New York Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the New York Courts and agrees not to plead or claim in any New York Court that such litigation brought therein has been brought in any inconvenient forum.



   10.8 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.



   10.9 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.



   10.10 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.



   10.11 Incorporation. The Schedules attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.



   10.12 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.



   10.13 Interpretation and Certain Definitions.



      (a) In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders.



      (b) As used in this Agreement, the word "Subsidiary" or "Subsidiaries" when used with respect to any party means any corporation, partnership, joint venture, business trust or other entity, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.



      (c) As used in this Agreement, the word "person" means an individual, a corporation, a partnership, an association, a joint-stock company, a trust, a limited liability company, any unincorporated organization or any other entity.



      (d) As used in this Agreement, the word "affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

   10.14 Schedules. Any fact or item disclosed in one section of any schedule hereto ("Schedule") shall be deemed to be disclosed with respect to any other section of such Schedule to the extent that the facts regarding the fact or item disclosed is adequate so as to make reasonably clear or otherwise make the other party to which such Schedule is delivered reasonably aware that such fact or item (and description relating thereto) is applicable to such other section of the Schedule, whether or not an explicit cross-reference appears.



   10.15 Limitation of Liability. Reference is hereby made to the Declaration of Trust establishing Corporate Realty Income Trust I dated June 27, 1989, as amended and restated as of October 3, 1989, and as further amended as of December 27, 1995, copies of which Declaration of Trust and amendments are on file in the office of the Secretary of the Commonwealth of Massachusetts. The name "Corporate Realty Income Trust I" refers to the trustees under said Declaration as trustees, and no trustee, shareholder, officer, employee or agent of Corporate Realty Income Trust I shall be held to any personal liability in connection with the affairs of Corporate Realty Income Trust I or under this Agreement, but the trust estate only is liable.

   IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.



ATTEST:                                  CORPORATE REALTY INCOME TRUST I



By:_____________________________          By:___________________________________
   Title:                                     Name:
                                              Title:




ATTEST:                                  LEXINGTON CORPORATE PROPERTIES, INC.



By:______________________________         By:___________________________________
   Title:                                     Name:
                                              Title:

                               EXTENSION AGREEMENT




                                                              September 22, 1997




Re: Agreement and Plan of Merger Between Corporate Realty Income Trust I and
    Lexington Corporate Properties, Inc., dated as of May 29, 1997 (the "Merger Agreement")




Ladies and Gentlemen:



   Reference is made to the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement. Corporate Realty Income Trust I and Lexington Corporate Properties, Inc. hereby agree that the Closing Date as of October 1, 1997 referred to in Sections 1.2, 9.1(c) through 9.1(e) and 9.1(i) of the Merger Agreement is hereby extended to November 30, 1997.



   The parties have executed this Extension Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.





                             CORPORATE REALTY INCOME TRUST I


                             By: /s/ James C. Cowles
                                 --------------------------------
                                    Name:   James C. Cowles
                                    Title:  Chairman


                             LEXINGTON CORPORATE PROPERTIES, INC.


                             By: /s/ Antonia G. Trigiani
                                 --------------------------------
                                    Name:   Antonia G. Trigiani
                                    Title:  Chief Financial Officer

                                     ANNEX B




                              McFARLAND DEWEY & CO.
                                 230 Park Avenue
                          New York, New York 10167-1450
                            Telephone: (212) 867-4949
                            Facsimile: (212) 867-0334





                                  May 29, 1997




Board of Trustees
Corporate Realty Income Trust I
388 Greenwich Street, 33rd Floor
New York, NY 10013



Members of the Board:



              We understand that Corporate Realty Income Trust I ("CRIT" or the "Company"), a Massachusetts business trust, and Lexington Corporate Properties, Inc. ("Lexington"), a Maryland corporation, have entered into an Agreement and Plan of Merger, dated as of May 29, 1997 (the "Merger Agreement") which provides, among other things, for the merger (the "Merger") of CRIT with and into Lexington. Pursuant to the Merger, each issued and outstanding share of beneficial interest, par value $.10 per share, of CRIT ("CRIT Shares") will be converted into the right to receive, subject to certain adjustments and limitations, common stock, par value $.0001 per share, of Lexington valued at $17.4 million. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.



              You have asked for our opinion as to whether the consideration to be received by the holders of CRIT Shares pursuant to the Merger Agreement (the "Merger Consideration") is fair from a financial point of view to such holders.



              For purposes of the opinion set forth herein, we have:




              i) reviewed certain publicly available financial statements and other information of CRIT and Lexington, respectively;



              ii) reviewed certain internal financial statements and other financial and operating data concerning CRIT;



              iii) analyzed certain financial projections prepared by the management of CRIT;



              iv) discussed the past and current operations and financial condition and the prospects of CRIT and Lexington with senior executives of CRIT and Lexington, respectively;



              v) reviewed the reported prices and trading activity for the CRIT Shares and the Lexington Common Stock;



              vi) compared the financial performance of CRIT and Lexington and the prices and trading activity of the CRIT Shares and the Lexington Common Stock with that of certain other comparable companies and their securities;



              vii) reviewed and discussed with the senior management of CRIT and Lexington the strategic objectives of the Merger and certain other benefits of the Merger;



              viii) analyzed certain pro forma financial projections for the combined company;

              ix) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions;



              x) reviewed the Merger Agreement and certain related documents; and



              xi) performed such other analyses and considered such other factors as we have deemed appropriate.



              We have assumed and relied upon without independent verification of the accuracy and completeness of the information reviewed by us for purposes of this opinion. With respect to the financial projections, including the estimates of synergies and other benefits expected to result from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the future financial performance of CRIT and Lexington, respectively. We have not made any independent valuation or appraisal of the assets or liabilities of CRIT and Lexington. We have been furnished third party appraisals of the three CRIT properties dated March 12, 1997. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.



              We did not participate in discussions and negotiations among representatives of CRIT and Lexington and their financial and legal advisors nor did we review another business plan or opportunity that might have been presented to CRIT.



              It is understood that this letter is for the information of the Board of Trustees of CRIT and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by CRIT with the Securities and Exchange Commission with respect to the Merger. We express no opinion and make no recommendation as to how the shareholders of CRIT should vote at the shareholders' meeting held in connection with the Merger.



              Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration is fair from a financial point of view to the holders of CRIT Shares.



                                      Very truly yours,

                                      /s/ McFarland Dewey & Co.
                                      -------------------------

                                      McFarland Dewey & Co.

                                     ANNEX C



                                 REVOCABLE PROXY
                         CORPORATE REALTY INCOME TRUST I



[ X ]         PLEASE MARK VOTES
              AS IN THIS EXAMPLE



                    This Proxy is Solicited on Behalf of the Trustees of CRIT.



              The undersigned hereby appoints JAMES C. COWLES and VALERIE A. ST. JOHN, and each of them acting in the absence of the other, as Proxies, each with the power to appoint his or her substitute, and hereby authorizes them to represent and to vote, as designated herein, all the shares (the "CRIT Shares") of beneficial interest of Corporate Realty Income Trust I ("CRIT") held of record by the undersigned on ____________ at the Special Meeting of Shareholders (the "Meeting") to be held on _________, __________, 1997 or any adjournment thereof. This Proxy is revocable. The undersigned reserves the right to attend and vote in person. The undersigned hereby acknowledges receipt of the Notice of Meeting of Shareholders dated ________, 1997 and the Proxy Statement/Prospectus accompanying the Notice.



1.            MERGER

              To approve the merger of CRIT into Lexington Corporate Properties, Inc. as set forth in the Merger Agreement, and the consummation of the transactions contemplated thereby (the "Merger Proposal").



                       [ ] FOR [ ] WITHHOLD [ ] ABSTAIN



2.            AMENDMENT TO DECLARATION OF TRUST



              To approve the amendment to the First Amended and Restated Declaration of Trust to permit CRIT to merge into or consolidate with another entity (the "Trust Amendment Proposal").



                       [ ] FOR [ ] WITHHOLD [ ] ABSTAIN



3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.



 -------------------------------------------------------------------------------

              This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted (1) FOR approval of the Merger Proposal; (2) FOR approval of the Trust Amendment Proposal; and (3) for or against such other business as may properly come before the Meeting.



              Please sign exactly as your name appears on this card. When shares are held by joint tenants, both should sign, or if one signs, that shareholder's vote binds both shareholders. When signing as attorney, executor, administrator, agent, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.



             Please be sure to sign and date
             this Proxy in the box below.



Date
     ---------------------------------------


--------------------------------------------
Stockholder sign above

--------------------------------------------
Co-holder (if any) sign above



    Detach above card, sign, date and mail in postage paid envelope provided.



                         CORPORATE REALTY INCOME TRUST I
                        388 Greenwich Street - 33rd Floor
                            New York, New York 10013



                               PLEASE ACT PROMPTLY
                     SIGN, DATE & MAIL YOUR PROXY CARD TODAY

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS




Item 20.   Indemnification of Directors and Officers.



           The Amended and Restated Articles of Incorporation of the Registrant provide that any director or officer of the Registrant shall be indemnified by the Registrant to the full extent that officers and directors are permitted to be indemnified by the laws of the State of Maryland.



           The Maryland General Corporation Law (the "MGCL") permits a corporation to indemnify its directors and officers (i) against judgments, penalties, fines, settlements and reasonable expenses actually incurred in connection with any proceeding to which they are made a party by reason of their service in those capacities, unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad or (b) was the result of active or deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.



           The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, subject to specified restrictions. The Registrant's Charter contains such a provision. The law does not, however, permit the liability of directors and officers to the corporation or the stockholders to be limited to the extent that (1) it is proved that the person actually received an improper personal benefit or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action or failure to act was material to the cause of action adjudicated in the proceeding, and was (a) committed in bad faith or (b) was the result of active or deliberate dishonesty.



           The Registrant maintains liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.



           The foregoing reference is necessarily subject to the complete text of the Amended and Restated Articles of Incorporation and the statute referred to above and is qualified in its entirety by reference thereto.



Item 21.   Exhibits and Financial Schedules.



Exhibit No.     Description



      2.1 Agreement and Plan of Merger, as amended (included as Annex A to the Proxy Statement/Prospectus).



      3.1       Amended and Restated Articles of Incorporation.*



      3.2       Amended and Restated By-laws.*



      5.1 Opinion of Paul, Hastings, Janofsky & Walker LLP as to the validity of securities being registered.+ 8.1 Opinion of Paul, Hastings, Janofsky & Walker LLP as to tax matters.+ 8.2 Opinion of Day, Berry & Howard as to tax matters.+ 10.1 Opinion of McFarland Dewey & Co. as to the terms of the Merger (included as Annex B to the Proxy Statement/Prospectus).



      23.1      Consent of KPMG Peat Marwick LLP.



      23.2      Consent of Ernst & Young LLP



      23.3      Consent of Paul, Hastings, Janofsky & Walker LLP (included in
                Exhibit 5.1).+



      23.4      Consent of Day, Berry & Howard (included in Exhibit 8.2)+



      24.1      Power of Attorney.

---------------------------




* Incorporated by reference to the Registrant's Registration Statement on Form S-3, filed with the Commission on November 6, 1995.



+     To be filed by amendment.

Item 22.   Undertakings.





      a.   The undersigned registrant hereby undertakes:




           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;



           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;



           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.



           (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;



           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



      b.   The undersigned Registrant hereby undertakes:



           (1) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



           (2) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by
      Article 3 of the Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.



           (3) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.



            (4) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.



            (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



            (6) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.



            (7) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES



      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 28, 1997.



                                 LEXINGTON CORPORATE PROPERTIES, INC.





                                 /s/ T. Wilson Eglin
                                 -------------------
                                 T. Wilson Eglin
                                 President, Chief Operating Officer and Director





           Pursuant to the requirements of the Securities Act this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                    Signature                                     Capacity                        Date

By: /s/ T. Wilson Eglin, Attorney-in-Fact            Chairman of the Board, Co-             October 28, 1997
    ------------------------------------             Chief Executive Officer and
      E. Robert Roskind                              Director (Principal Executive
                                                     Officer)

By: /s/ T. Wilson Eglin, Attorney-in-Fact            Vice Chairman, Co-Chief
    -------------------------------------            Executive Officer and
      Richard J. Rouse                               Director                               October 28, 1997

By: /s/ T. Wilson Eglin                              President, Chief Operating
    -------------------                              Officer and Director
      T. Wilson Eglin                                                                       October 28, 1997


                                                     Chief Financial Officer and
By: /s/ T. Wilson Eglin, Attorney-in-Fact            Treasurer                              October 28, 1997
    -------------------------------------
      Antonia G. Trigiani

                                                     Vice President, Chief
By: /s/ T. Wilson Eglin, Attorney-in-Fact            Accounting Officer and                 October 28, 1997
    -------------------------------------            Secretary
      Paul R. Wood


By: /s/ T. Wilson Eglin, Attorney-in-Fact            Director                               October 28, 1997
    -------------------------------------
      Carl D. Glickman

By: /s/ T. Wilson Eglin, Attorney-in-Fact            Director
    -------------------------------------
      Kevin W. Lynch                                                                        October 28, 1997

By: /s/ T. Wilson Eglin, Attorney-in-Fact            Director
    -------------------------------------
      John D. McGurk                                                                        October 28, 1997

By: /s/ T. Wilson Eglin, Attorney-in-Fact            Director
    -------------------------------------
      Seth M. Zachary                                                                       October 28, 1997

                                  EXHIBIT INDEX





Exhibit                                                              Sequential
  No.                       Description                                Page No.
-------                     -----------                              ----------

23.1          Consent of KPMG Peat Marwick LLP.
23.2          Consent of Ernst & Young LLP
================================================================================